   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 6, 1998.

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            THE KROLL-O'GARA COMPANY
             (Exact name of registrant as specified in its charter)

                       OHIO                                             31-1470817
 (State or other jurisdiction of incorporation or            (IRS Employer Identification No.)
                    organization)

                               9113 LESAINT DRIVE
                             FAIRFIELD, OHIO 45014
                                 (513) 874-2112
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------
                                ABRAM S. GORDON
                       VICE PRESIDENT AND GENERAL COUNSEL
                            THE KROLL-O'GARA COMPANY
                               9113 LESAINT DRIVE
                             FAIRFIELD, OHIO 45014
                                 (513) 874-2112
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

              TIMOTHY E. HOBERG, ESQ.                              MICHAEL E. DUNN, ESQ.
         TAFT, STETTINIUS & HOLLISTER LLP                         DUNN, SWAN & CUNNINGHAM
               1800 STAR BANK CENTER                                2800 OKLAHOMA TOWER
                 425 WALNUT STREET                                    210 PARK AVENUE
            CINCINNATI, OHIO 45202-3957                     OKLAHOMA CITY, OKLAHOMA 73102-5604

                            ------------------------

Approximate date of commencement of proposed sale to public: As promptly as practicable after this Registration Statement becomes effective and the effective time of the proposed merger of Kroll-O'Gara Oklahoma, Inc., a wholly owned subsidiary of the Registrant, with and into Laboratory Specialists of America, Inc., as described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES        AMOUNT TO BE           PROPOSED MAXIMUM          PROPOSED MAXIMUM
        TO BE REGISTERED                REGISTERED(1)       OFFERING PRICE PER UNIT  AGGREGATE OFFERING PRICE(2)
---------------------------------  ------------------------ ------------------------ ---------------------------
----------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per
  share......................          1,682,364 shares          Not applicable             $29,902,517
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------

---------------------------------  ------------------------
---------------------------------  ------------------------
TITLE OF EACH CLASS OF SECURITIES         AMOUNT OF
        TO BE REGISTERED             REGISTRATION FEE(2)
---------------------------------  ------------------------
---------------------------------  ------------------------
Common Stock, $.01 par value per
  share......................             $8,313(3)
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of Common Stock that the Registrant may be required to issue in the Merger, calculated as the product of (i) 6,056,026, the aggregate number of shares of Common Stock, of Laboratory Specialists of America, Inc. outstanding on November 4, 1998 or then issuable pursuant to outstanding stock options or warrants and (ii) an assumed exchange ratio of .2778 shares of Registrant's Common Stock for each share of Laboratory Specialists of America, Inc. Common Stock.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended, and computed pursuant to Rule 457(f)(1) thereunder on the basis of the market value of the Laboratory Specialists of America, Inc. Common Stock to be exchanged in the Merger, which was computed, in accordance with Rule 457(c), as the product of (i) $4.9375 (the average of the high and low prices per share of Laboratory Specialists of America, Inc. Common Stock on November 4, 1998 as reported by the Nasdaq SmallCap Market) and (ii) 6,056,026, the aggregate number of shares of Laboratory Specialists of America, Inc. Common Stock outstanding on November 4, 1998 or then issuable pursuant to outstanding stock options or warrants.

(3) Pursuant to Rule 457(b), the registration fee has been reduced by the $4,506 paid on October 23, 1998 upon the filing under the Securities Exchange Act of 1934 of preliminary copies of Laboratory Specialists of America, Inc.'s proxy materials included herein. Therefore, the registration fee payable upon the filing of this Registration Statement is $3,807.
                            ------------------------
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                      [LABORATORY SPECIALISTS LETTERHEAD]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

The Board of Directors of Laboratory Specialists of America, Inc. has approved a merger agreement which will result in Laboratory Specialists becoming a wholly-owned subsidiary of The Kroll-O'Gara Company. Before we can complete this merger, the merger agreement must be approved by Laboratory Specialists shareholders.

The Kroll-O'Gara Company is a leading global provider of a broad range of specialized products and services designed to provide governments, businesses and individuals with information, analysis, training and products that mitigate risks. Kroll-O'Gara has a network of 50 offices in 17 countries and had 1997 revenues of $190.4 million.

We expect that, for each share of Laboratory Specialists common stock which you own just before the merger, you will be entitled to receive a fractional share of Kroll-O'Gara common stock with a value of $5.00. This may change, however, depending upon the average trading price of the Kroll-O'Gara common stock before the Special Meeting. This is explained in the Summary in the accompanying Proxy Statement/Prospectus. Kroll-O'Gara common stock trades on the Nasdaq National Market (symbol "KROG"), and Laboratory Specialists common stock trades on the Nasdaq SmallCap Market (symbol "LABZ"). You can obtain current stock prices for each company from a newspaper, on the Internet or by calling your broker.

YOUR VOTE IS VERY IMPORTANT. Please take the time to vote, whether or not you plan to attend the Laboratory Specialists Special Meeting of Shareholders. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger. If you do not return your card, or if you do not instruct your broker how to vote any shares held for you in "street name," the effect will be a vote against the merger.

The Special Meeting of Shareholders will be: December 4, 1998, 2:00 p.m. local time, at the offices of Dunn Swan & Cunningham, 210 Park Avenue, Suite 2800, Oklahoma City, Oklahoma.

This Proxy Statement/Prospectus provides you with detailed information about the proposed merger. We encourage you to read it carefully.

We are very enthusiastic about the merger and the opportunity to become a part of The Kroll-O'Gara Company. The Board of Directors of Laboratory Specialists recommends that you vote FOR the merger agreement. In addition, Larry Howell, Arthur Peterson and I all have signed agreements committing to vote FOR approval of the merger.

                                          John Simonelli
                                          Chairman of the Board
                                          and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Proxy Statement/Prospectus is dated November 10, 1998 and was first mailed to shareholders on or about November 12, 1998.

                    LABORATORY SPECIALISTS OF AMERICA, INC.

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 4, 1998

                            ------------------------

Laboratory Specialists of America, Inc. will hold a Special Meeting of Shareholders at the offices of Dunn Swan & Cunningham, 210 Park Avenue, Suite, 2800, Oklahoma City, Oklahoma, at 2:00 p.m. local time on December 4, 1998 to vote on:

1. The Agreement and Plan of Merger, dated as of October 21, 1998, by and among The Kroll-O'Gara Company, Kroll-O'Gara Oklahoma, Inc. (a wholly-owned subsidiary of Kroll-O'Gara) and Laboratory Specialists of America, Inc., providing for the merger of Kroll-O'Gara Oklahoma, Inc. into Laboratory Specialists with the result that Laboratory Specialists will become a wholly-owned subsidiary of Kroll-O'Gara.

2. Any other matters that properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

Laboratory Specialists shareholders at the close of business on November 9, 1998 are receiving notice of and may vote at the Special Meeting. The Agreement and Plan of Merger requires the affirmative vote of at least a majority of the outstanding shares of Laboratory Specialists common stock entitled to vote at the Special Meeting.

PLEASE MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person if you wish, even if you previously returned your proxy card.

                                          John Simonelli
                                          Chairman of the Board and
                                          Chief Executive Officer

November 10, 1998

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE AGREEMENT AND PLAN OF MERGER.

PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. IF WE COMPLETE THE MERGER, WE WILL SEND YOU INSTRUCTIONS ON HOW TO EXCHANGE YOUR STOCK CERTIFICATES.

                               TABLE OF CONTENTS

SUMMARY.....................................................      1
          The Companies.....................................      1
          The Merger........................................      1
          Differences in Rights of Shareholders.............      5
          Appraisal (Dissenters') Rights....................      5
          Regulatory Approvals..............................      6
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA COMBINED
  CONDENSED FINANCIAL INFORMATION...........................      7
          Kroll-O'Gara Selected Historical Consolidated
            Financial Information...........................      7
          Laboratory Specialists Selected Historical
            Financial Information...........................      9
          Summary Unaudited Pro Forma Combined Condensed
            Financial Information...........................     11
          Selected Unaudited Pro Forma Combined Condensed
            Financial Data Including Kizorek, Inc...........     13
          Unaudited Comparative Per Share Information.......     15
INDEX TO DEFINED TERMS......................................     18
RISK FACTORS................................................     21
THE SPECIAL MEETING.........................................     26
          Time and Place; Purpose...........................     26
          Proxies...........................................     26
          Solicitation of Proxies...........................     26
          Record Date and Voting Rights.....................     26
THE MERGER..................................................     27
          Background of the Merger..........................     27
          Reasons for and Advantages of the Merger..........     29
          Disadvantages of the Merger.......................     29
          Recommendation of Laboratory Specialists Board of
            Directors.......................................     30
          Opinion of Laboratory Specialists' Financial
            Advisor.........................................     30
          Management of Kroll-O'Gara After the Merger.......     32
          Interests of Certain Persons in the Merger........     32
          Accounting Treatment..............................     33
          United States Federal Income Tax Consequences.....     33
          Federal Securities Law Consequences...............     34
          Regulatory Approvals..............................     34
          Appraisal Rights..................................     35
THE MERGER AGREEMENT........................................     36
          Terms of the Merger...............................     36
          Exchange of Certificates..........................     37
          Representations and Warranties....................     38
          Conduct of Business Pending the Merger............     39
          Additional Agreements.............................     41
          Conditions to the Merger..........................     42
          Termination.......................................     43
          Amendment and Waiver..............................     44
MARKET PRICES AND DIVIDENDS.................................     45

THE KROLL-O'GARA COMPANY....................................     47
          Management's Discussion and Analysis of Financial
            Condition and Results of Operations.............     47
          Business..........................................     61
          Management........................................     78
          Executive Compensation and Other Information......     80
          Certain Relationships and Related Party
            Transactions....................................     84
          Principal Shareholders and Holdings of
            Management......................................     89
LABORATORY SPECIALISTS OF AMERICA, INC. ....................     90
          Management's Discussion and Analysis of Financial
            Condition and Results of Operations.............     90
          Business..........................................    101
          Principal Shareholders and Holdings of
            Management......................................    107
DESCRIPTION OF KROLL-O'GARA CAPITAL STOCK...................    108
COMPARISON OF RIGHTS OF HOLDERS OF KROLL-O'GARA COMMON STOCK
  AND LABORATORY SPECIALISTS COMMON STOCK...................    110
LEGAL MATTERS...............................................    114
EXPERTS.....................................................    114
FUTURE SHAREHOLDER PROPOSALS................................    115
OTHER BUSINESS..............................................    115
WHERE YOU CAN FIND MORE INFORMATION.........................    115
INDEX TO FINANCIAL STATEMENTS...............................    F-1
APPENDIX A: Agreement and Plan of Merger....................    A-1
APPENDIX B: Opinion of Financial Advisor....................    B-1
APPENDIX C: Appraisal Rights Provisions under the
                  Oklahoma General Corporation Act..........    C-1

                                    SUMMARY

This summary highlights selected information from this document. It does not contain all the information that is important to you. You should read this entire document carefully. For additional information, see "Where You Can Find More Information" (page 115).

We call this document a Proxy Statement/Prospectus. It is a Proxy Statement sent by Laboratory Specialists to you and the other shareholders of Laboratory Specialists. It also is a Prospectus of The Kroll-O'Gara Company covering the shares of Kroll-O'Gara common stock which you and the other shareholders of Laboratory Specialists will receive if the merger is completed. These Kroll-O'Gara shares have been registered with the Securities and Exchange Commission. Laboratory Specialists has supplied the information in this document which relates to it, and Kroll-O'Gara has supplied the information which relates to it.

THE COMPANIES (PAGES 47 AND 90)

THE KROLL-O'GARA COMPANY
9113 LeSaint Drive
Fairfield, Ohio 45014
(513) 874-2112

Kroll-O'Gara is a leading global provider of a broad range of specialized products and services designed to provide governments, businesses and individuals with information, analysis, training and products that mitigate risks. Kroll-O'Gara has a network of 50 offices in 17 countries and had 1997 revenues of $190.4 million.

LABORATORY SPECIALISTS OF AMERICA, INC.
101 Park Avenue, Suite 810
Oklahoma City, Oklahoma 73102
(405) 232-9800

Laboratory Specialists owns and operates an independent drug testing laboratory providing pre- and post-employment drug testing services to corporate and institutional customers. Laboratory Specialists' laboratory is certified by the federal Substance Abuse and Mental Health Services Administration.

THE MERGER (PAGE 27)

GENERAL

We propose a merger as a result of which Laboratory Specialists will be acquired by, and will become a wholly-owned subsidiary of, Kroll-O'Gara. We hope to complete the merger in December 1998. The merger agreement is the document that governs the merger. We have attached this agreement as Appendix A to this Proxy Statement/Prospectus, and we encourage you to read it.

WHAT YOU WILL RECEIVE IN THE MERGER

The merger agreement provides that you will receive a partial share of Kroll-O'Gara common stock for each share of Laboratory Specialists common stock which you own just before the merger. The value of the Kroll-O'Gara common stock you receive will depend on the selling prices of Kroll-O'Gara common stock averaged over 20 trading-days, ending three trading days before the Special Meeting.

We expect that, for each share of Laboratory Specialists you own just before the merger, you will be entitled to receive a partial share of Kroll-O'Gara common stock with a value of $5.00. This will happen if the average selling price of Kroll-O'Gara common stock over the 20 trading-day period is between $18.00 and $23.99. If it is $24.00 or more, you will receive .2102 share of Kroll-O'Gara common stock, so that you will receive shares valued at more than $5.00. If it is less than $18.00, you will receive .2778 share of Kroll-O'Gara common stock, so that you may receive shares valued at less than $5.00. However, the Laboratory Specialists Board of Directors can cancel the merger unless Kroll-O'Gara agrees that you will receive at least $5.00 value of Kroll-O'Gara common stock. The Laboratory Specialists Board of Directors has not decided yet whether it will cancel the merger in this event.

The table below shows the formula which determines what you will receive for each of your shares of Laboratory Specialists common stock.

   AVERAGE KROLL-
    O'GARA PRICE       PORTION OF KROLL-O'GARA SHARE
   --------------      -----------------------------
$24.00 or more         .2102 share
$23.99 to $18.00       .2084 to .2778 share
$17.99 or less         .2778 share (or as
                       negotiated)

Because the value of the Kroll-O'Gara common stock you will receive is based on average selling prices over a 20-day period, it probably will be different than the market price on the date of the merger. We believe using a 20-day period gives a better measure of the value over time of the stock you will receive.

You will receive only whole shares of Kroll-O'Gara stock and cash in payment for any fractional share.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION (PAGE 45)

Both Kroll-O'Gara's and Laboratory Specialists' stock trade on The Nasdaq Stock Market. On October 21, 1998, the last trading day before we announced the merger, Kroll-O'Gara common stock closed at $23.00 per share and Laboratory Specialists common stock closed at $4.00 per share. On November 9, 1998,
Kroll-O'Gara common stock closed at $     per share and Laboratory Specialists
common stock closed at $     per share.

You can obtain current stock price quotations for Kroll-O'Gara common stock (symbol "KROG") and Laboratory Specialists common stock (symbol "LABZ") from a newspaper, on the Internet or by calling your broker.

You can obtain the average selling price of the Kroll-O'Gara common stock over the 20 trading-day period that will be used to determine the number of shares of Kroll-O'Gara common stock that you will receive for your shares of Laboratory Specialists' common stock by calling (405) 232-9800.

REASONS FOR THE MERGER (PAGE 29)

The Laboratory Specialists Board of Directors believes the merger will benefit both you and Laboratory Specialists for a number of reasons:

1. Kroll-O'Gara has more capital resources to devote to the growth of Laboratory Specialists' business than does Laboratory Specialists and, based on Kroll-O'Gara's history, we expect it to have access to the capital markets on more favorable terms than Laboratory Specialists. Kroll-O'Gara has indicated that it wants the current management of Laboratory Specialists to continue to develop our business. If the business prospers, we hope it will benefit you as a shareholder of Kroll-O'Gara.

2. We believe the merger will permit cost savings which increase the efficiency of Laboratory Specialists' operations. This also should increase the profitability of the business and, hopefully, benefit you as a Kroll-O'Gara shareholder.

3. As a Kroll-O'Gara shareholder, you will own an interest in a larger and more diversified company which has grown significantly in recent years. Although this puts you at risk with regard to the other aspects of Kroll-O'Gara's business, it also means that fluctuations in Laboratory Specialists' business are likely to be "smoothed out" in the context of the larger company.

4. You should have greater liquidity for your Kroll-O'Gara common stock than you have had for your Laboratory Specialists common stock. Kroll-O'Gara's stock is traded on the Nasdaq National Market. The trading of its stock is more active than the trading in Laboratory Specialists stock.

5. By exchanging your Laboratory Specialists stock for Kroll-O'Gara stock, you will receive a premium of 45.3% over the closing price of the Laboratory Specialists stock on the day before the announcement of the merger.

The current management of Laboratory Specialists has entered into employment agreements, which were negotiated with

Kroll-O'Gara, contingent on the merger, and intends to make every effort to assure that our expectations for the merger are realized. Our expectations are, of course, forward-looking and there is no assurance that they will be fulfilled. You should review carefully the "Risk Factors" section of this Proxy Statement/Prospectus and familiarize yourself with Kroll-O'Gara by reading the information provided elsewhere in this document before making your decision on the merger.

THE SPECIAL MEETING OF SHAREHOLDERS (PAGE 26)

We will hold a special meeting of Laboratory Specialists shareholders at the offices of Dunn Swan & Cunningham, 210 Park Avenue, Suite 2800, Oklahoma City, Oklahoma, at 2:00 p.m. local time, on December 4, 1998. At this meeting, we will ask you:

1. To approve the merger agreement, and

2. To act on any other matters that properly may be presented for a vote. Currently, we know of no other matters to be presented at the meeting.

OUR RECOMMENDATION (PAGE 30)

The Board of Directors of Laboratory Specialists believes that the merger is fair to you and in your best interests. The Board unanimously recommends that you vote "FOR" approval of the merger agreement.

RECORD DATE; VOTING POWER (PAGE 26)

You may vote at the special meeting if you owned Laboratory Specialists shares as of the close of business on November 9, 1998. You will have one vote for each share of Laboratory Specialists common stock owned on that date.

VOTE REQUIRED AND VOTING AGREEMENT (PAGE 27)

To approve the merger, Laboratory Specialists shareholders holding a majority of the outstanding shares of Laboratory Specialists common stock entitled to vote at the special meeting must vote to approve the merger agreement.

Together the directors and executive officers of Laboratory Specialists can vote 17.8% of the shares entitled to vote at the special meeting. Messrs. John Simonelli, Larry E. Howell and Arthur R. Peterson, Jr., Laboratory Specialists' three principal executive officers, own 17.4% of the shares entitled to vote at the meeting. Each of these executives has signed an agreement committing himself to vote FOR the merger. In addition, based upon the unanimous recommendation of the Board, we expect that Laboratory Specialists' other executive officers and directors also will vote all of their shares to approve the merger agreement.

EXCHANGE OF CERTIFICATES (PAGE 37)

If the merger is completed, your shares of Laboratory Specialists common stock will be converted into shares of Kroll-O'Gara common stock and you will need to exchange your Laboratory Specialists stock certificates for Kroll-O'Gara stock certificates.

If we complete the merger, we will send you detailed instructions on how to exchange your stock certificates. Please do not send us any stock certificates until you receive these instructions.

WHAT WE NEED TO DO TO COMPLETE THE MERGER (PAGE 42)

The completion of the merger depends on a number of conditions being met. These conditions are set forth in the merger agreement. Some of the conditions are:

1. Laboratory Specialists shareholders must approve the merger agreement;

2. Laboratory Specialists and Kroll-O'Gara must receive all required regulatory approvals and certain waiting periods required by law must have passed;

3. there must be no governmental order blocking completion of the merger, and no governmental proceeding trying to block the merger;

4. Laboratory Specialists and Kroll-O'Gara must receive legal opinions confirming that the merger will be treated as a reorganization for U.S. federal income tax purposes;

5. the Nasdaq National Market must approve for listing the shares that Kroll-O'Gara will issue in the merger; and

6. Laboratory Specialists and Kroll-O'Gara each must receive a letter from its independent public accountants stating that the merger will qualify for "pooling of interests" accounting treatment.

Unless prohibited by law, either Kroll-O'Gara or Laboratory Specialists could waive a condition to the merger that has not been satisfied and complete the merger anyway.

We cannot be certain whether or when any of these conditions will be satisfied, or waived if permissible. We cannot be certain that we will complete the merger.

TERMINATION OF THE MERGER AGREEMENT (PAGE 43)

The two companies can agree at any time to terminate the merger agreement without completing the merger, even if the Laboratory Specialists shareholders already have approved the merger.

Either company also can terminate the merger agreement for a number of reasons, including:

1. if any court or governmental body has issued a final order prohibiting the merger;

2. if the merger is not completed by March 31, 1999;

3. if Laboratory Specialists shareholders do not approve the merger; or

4. if the other company materially violates any of its representations, warranties or obligations under the merger agreement.

The company seeking to terminate cannot itself have caused the reason for termination or materially breached the merger agreement.

Laboratory Specialists can terminate the merger agreement if the value of the fractional share of Kroll-O'Gara common stock to be exchanged for each share of Laboratory Specialists common stock is less than $5.00.

Additionally, Laboratory Specialists can terminate the merger agreement if it receives an acquisition proposal which the Board of Directors determines is more favorable, from a financial point of view, to Laboratory Specialists shareholders than the proposed merger with Kroll-O'Gara.

If Laboratory Specialists proposes to accept an acquisition proposal which the Board decides is more favorable and terminates the merger agreement, it must pay Kroll-O'Gara a fee of $1,500,000.

If the merger agreement is terminated because

1. it is not approved by Laboratory Specialists shareholders, or

2. as a result of actions by Laboratory Specialists, Kroll-O'Gara does not receive the opinion of its accountants that the merger qualifies for pooling of interests accounting treatment, Laboratory Specialists must pay Kroll-O'Gara's reasonable out-of-pocket expenses related to the merger (up to a maximum of $350,000).

FEDERAL INCOME TAX CONSEQUENCES (PAGE 33)

We expect that neither of the two companies nor the shareholders of Laboratory Specialists will recognize any gain or loss for U.S. federal income tax purposes in the merger, except in connection with any cash that Laboratory Specialists shareholders receive instead of fractional shares. Laboratory Specialists and Kroll-O'Gara will each receive a legal opinion that this is the case. However, these opinions do not bind the Internal Revenue Service, which could take a different view. This tax treatment will not apply to any Laboratory Specialists shareholder who exercises appraisal rights under Oklahoma law.

Determining the actual tax consequences of the merger to you as a taxpayer can be complicated. The tax treatment will depend on your specific situation and on many variables not within our control. You should consult your tax advisor for a full understanding of the merger's tax consequences.

ACCOUNTING TREATMENT (PAGE 33)

We expect the merger to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, Kroll-O'Gara will treat Laboratory Specialists as if it had always been a part of Kroll-O'Gara.

OPINION OF FINANCIAL ADVISOR (PAGE 30)

Among the other factors considered in deciding to approve the merger, the Laboratory Specialists Board of Directors considered the opinion of its financial advisor, Jesup & Lamont Securities Corporation, that the value of the shares of Kroll-O'Gara common stock to be received for each share of Laboratory Specialists common stock is fair to the holders of Laboratory Specialists common stock from a financial point of view. We have attached this opinion to this Proxy Statement/Prospectus as Appendix B.

You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Jesup & Lamont Securities Corporation in rendering its opinion. Jesup & Lamont Securities Corporation initially provided its opinion on October 20, 1998 and has confirmed the opinion in writing as of the date of this Proxy Statement/Prospectus. Laboratory Specialists has agreed to pay Jesup & Lamont Securities Corporation a financial advisory fee of $30,000 for its services in connection with the proposed merger.

Jesup & Lamont Securities Corporation holds warrants to purchase 55,522 shares of Laboratory Specialists common stock at a price of $5.40 per share. At the time of the merger, these warrants will be converted into warrants to purchase Kroll-O'Gara common stock at a price adjusted to give effect to the merger.

MANAGEMENT OF KROLL-O'GARA AFTER THE MERGER (PAGE 32)

The current directors and executive officers of Kroll-O'Gara will remain unchanged after the merger.

INTERESTS OF LABORATORY SPECIALISTS' DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER (PAGE 32)

Some directors and executive officers of Laboratory Specialists have interests in the merger that are different from your interests. Three of the directors hold options to purchase shares of Laboratory Specialists common stock which will be converted into options to purchase Kroll-O'Gara common stock. Three of the executive officers (all of whom are directors) and a fourth director have entered into employment agreements with Laboratory Specialists or its subsidiary which will be effective at the time of the merger. They also will receive "stay" bonuses from Kroll-O'Gara if the merger is completed and they stay in the employ of Kroll-O'Gara.

Finally, two of them will receive additional bonuses equal to a percentage of the value of future acquisitions which they bring to Kroll-O'Gara in areas relating to drug testing and pre-employment screening. The Board of Directors of Laboratory Specialists was aware of these interests and took them into account in approving the merger agreement.

DIFFERENCES IN RIGHTS OF SHAREHOLDERS (PAGE 110)

The Oklahoma General Corporation Act and Laboratory Specialists' Certificate of Incorporation and Bylaws currently govern your rights as a shareholder of Laboratory Specialists. Kroll-O'Gara is an Ohio corporation and, if the merger is completed, the Ohio General Corporation Law and Kroll-O'Gara's Articles of Incorporation and Code of Regulations will govern your shareholder rights.

APPRAISAL (DISSENTERS') RIGHTS (PAGE 35)

Oklahoma law permits holders of Laboratory Specialists common stock to dissent from the merger and to have the fair value of their stock appraised by a court and paid to them in cash. To do this, holders of dissenting shares must follow required procedures, including filing notices with us and either abstaining or voting against the merger. If you dissent from the merger and follow the required procedures, your shares of Laboratory Specialists common stock will not become shares of Kroll-O'Gara common stock. Instead, your only right will be to receive the appraised value of your shares in cash. We have attached the applicable provisions of Oklahoma law related to appraisal rights to this Proxy Statement/Prospectus as Appendix C.

REGULATORY APPROVALS (PAGE 34)

We cannot complete the merger until a waiting period, during which the Department of Justice or Federal Trade Commission could seek to enjoin the merger, has expired. We have filed the required notifications to begin this waiting period. Although we do not know of any reason why the Department of Justice or the Federal Trade Commission would seek to enjoin the merger, we cannot be certain when or if the merger will be allowed to proceed.

                   SUMMARY HISTORICAL AND UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

KROLL-O'GARA SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The table below shows selected historical consolidated financial data of Kroll-O'Gara. This information reflects: (i) a reorganization completed on October 28, 1996 and a merger on December 1, 1997 with Kroll Holdings, Inc. ("KHI"), each of which was accounted for as a pooling of interests (which requires the presentation of all prior period financial information as if all entities had always been a part of Kroll-O'Gara), (ii) the completion of other acquisitions in 1997 and 1998 that utilized the purchase method of accounting (which requires including the reported results of the acquired business only from the effective date of the acquisition), and (iii) the fact that certain significant entities now a part of Kroll-O'Gara were not required to provide for income taxes for some of the periods presented. The consolidated financial data presented below as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, have been derived from the audited Consolidated Financial Statements of Kroll-O'Gara which are contained in this Proxy Statement/Prospectus. The consolidated financial data as of June 30, 1998 and for the six-month periods ended June 30, 1997 and 1998 are derived from the Kroll-O'Gara unaudited interim consolidated financial statements which also are contained in this Proxy Statement/Prospectus. The consolidated financial data as of December 31, 1993, 1994 and 1995 and June 30, 1997 and for the years ended December 31, 1993 and 1994 are derived from Kroll-O'Gara's unaudited consolidated financial statements, which are not included in this Proxy Statement/Prospectus. You should read this information together with Kroll-O'Gara's Consolidated Financial Statements and their Notes and with Kroll-O'Gara's "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are presented later in this document.

                                                                                                    SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                        JUNE 30,
                                          -----------------------------------------------------    -------------------
                                           1993       1994       1995        1996      1997(1)      1997      1998(1)
                                          -------    -------    -------    --------    --------    -------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales...............................  $77,215    $86,784    $85,841    $153,661    $190,413    $88,600    $111,816
Cost of sales...........................   45,664     56,189     62,114     111,458     131,644     59,608      75,632
                                          -------    -------    -------    --------    --------    -------    --------
  Gross profit..........................   31,551     30,595     23,727      42,202      58,769     28,992      36,184
Selling and marketing expenses..........    6,017      7,436      9,448       9,763      14,371      6,540       7,734
General and administrative expenses,
  including amortization................   19,470     22,517     18,916      23,940      28,222     13,419      15,643
Merger related costs....................       --         --         --          --       7,205         --          --
                                          -------    -------    -------    --------    --------    -------    --------
  Operating income (loss)...............    6,064        642     (4,637)      8,499       8,971      9,033      12,807
Interest expense........................   (2,692)    (2,598)    (2,813)     (3,140)     (4,806)    (2,115)     (2,369)
Other income (expense), net.............      434        466       (384)        336        (393)       120           9
                                          -------    -------    -------    --------    --------    -------    --------
  Income (loss) before minority
    interest, provision (benefit) for
    income taxes, extraordinary item and
    cumulative effect of change in
    accounting principle................    3,806     (1,490)    (7,834)      5,695       3,772      7,038      10,447
Minority interest.......................       --         --         --          --        (156)       (74)         --
                                          -------    -------    -------    --------    --------    -------    --------
  Income (loss) before provision
    (benefit) for income taxes,
    extraordinary item and cumulative
    effect of change in accounting
    principle...........................    3,806     (1,490)    (7,834)      5,695       3,616      6,964      10,447
Provision (benefit) for income
  taxes(2)..............................    7,070     (1,751)    (1,298)       (162)      2,352      2,949       4,140
                                          -------    -------    -------    --------    --------    -------    --------
  Income (loss) before extraordinary
    item and cumulative effect of change
    in accounting principle.............   (3,264)       261     (6,536)      5,857       1,264      4,015       6,307
Extraordinary item, net of tax
  benefit(3)............................       --         --         --          --        (194)      (194)         --
                                          -------    -------    -------    --------    --------    -------    --------
  Income (loss) before cumulative effect
    of change in accounting principle...   (3,264)       261     (6,536)      5,857       1,070      3,821       6,307

                                                                                                    SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                        JUNE 30,
                                          -----------------------------------------------------    -------------------
                                           1993       1994       1995        1996      1997(1)      1997      1998(1)
                                          -------    -------    -------    --------    --------    -------    --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Cumulative effect of change in
  accounting principle, net of tax
  benefit(4)............................     (295)        --         --          --        (360)        --          --
                                          -------    -------    -------    --------    --------    -------    --------
Net income (loss)(5)....................  $(3,559)   $   261    $(6,536)   $  5,857    $    710    $ 3,821    $  6,307
                                          =======    =======    =======    ========    ========    =======    ========
Basic earnings (loss) per share.........  $ (0.47)   $  0.03    $ (0.65)   $   0.55    $   0.05    $  0.29    $   0.43
                                          =======    =======    =======    ========    ========    =======    ========
Diluted earnings (loss) per share.......  $ (0.47)   $ (0.02)   $ (0.65)   $   0.51    $   0.05    $  0.26    $   0.42
                                          =======    =======    =======    ========    ========    =======    ========
Basic weighted average shares
  outstanding...........................    7,554      8,510     10,021      10,742      13,061     13,060      14,632
Diluted weighted average shares
  outstanding...........................    7,554      8,969     10,021      11,160      13,721     13,830      15,015

                                                           AS OF DECEMBER 31,                        AS OF JUNE 30,
                                          ----------------------------------------------------    --------------------
                                           1993       1994       1995       1996        1997        1997      1998(1)
                                          -------    -------    -------    -------    --------    --------    --------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.........................  $23,920    $14,511    $ 4,087    $10,600    $ 31,526    $ 36,161    $ 87,804
Net property, plant and equipment.......    7,204      7,012      6,876      8,563      14,612      13,310      16,471
Total assets............................   59,551     63,902     66,767     81,234     133,971     127,151     193,118
Long-term debt, including current
  portion...............................   23,374     27,566     30,915     17,479      50,065      56,571      40,292
Shareholders' equity....................   10,339     11,076      4,657     16,867      27,954      23,806     103,217

---------------

(1) Kroll-O'Gara completed acquisitions using the purchase method of accounting with aggregate purchase prices totalling approximately $23.2 million in 1997 and approximately $11.2 million during the first six months of 1998.

(2) Before October 28, 1996, a number of the entities that now are a part of Kroll-O'Gara were not subject to federal and state income taxes.

(3) In 1997, the Company recorded an extraordinary loss, net of tax benefit, of approximately $0.2 million due to the early extinguishment of debt.

(4) Effective January 1, 1993, KHI adopted SFAS No.109 and reported the cumulative effect of a change in the method of accounting for income taxes in its 1993 consolidated statement of operations. Effective in the fourth quarter of 1997, the Company changed its method of accounting for costs incurred in connection with business process reengineering activities.

(5) The net income (loss) and cost of sales for the year ended December 31, 1996 include a write-off by Kroll-O'Gara of approximately $5.0 million ($2.8 million, net of tax benefit) of uncollectible accounts receivable. See "The Kroll-O'Gara Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

LABORATORY SPECIALISTS SELECTED HISTORICAL FINANCIAL INFORMATION

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes of Laboratory Specialists and with Laboratory Specialists' "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected financial data as of and for the years ended December 31, 1996 and 1997, is derived from Laboratory Specialists' audited financial statements. The selected financial data as of and for the six months ended June 30, 1997 and 1998, is derived from the unaudited financial statements of Laboratory Specialists. All of this information is presented elsewhere in this Proxy Statement/Prospectus. In the opinion of management of Laboratory Specialists, the unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information.

                                                       YEAR ENDED                SIX MONTHS ENDED
                                                      DECEMBER 31,                   JUNE 30,
                                                -------------------------    ------------------------
                                                   1996          1997           1997          1998
                                                ----------    -----------    ----------    ----------
STATEMENT OF OPERATIONS DATA:
Revenues......................................  $8,726,799    $12,836,953    $6,010,982    $7,659,764
Cost of laboratory services...................   3,816,114      5,828,665     2,659,857     3,462,846
                                                ----------    -----------    ----------    ----------
  Gross profit................................   4,910,685      7,008,288     3,351,125     4,196,918
Operating expenses:
    Selling...................................     601,945        654,284       292,095       424,932
    General and administrative................   2,442,602      3,230,117     1,599,080     1,786,052
    Depreciation and amortization.............     504,123        690,268       317,172       392,908
    Asset impairment..........................     124,531             --            --            --
                                                ----------    -----------    ----------    ----------
         Total operating expenses.............   3,673,201      4,574,669     2,208,347     2,603,892
                                                ----------    -----------    ----------    ----------
Other income (expense):
    Interest expense..........................     (67,185)      (230,433)      (90,484)      (98,438)
    Interest income...........................      41,208         78,035        19,493        77,823
    Other income..............................       4,169          1,146            72        52,487
                                                ----------    -----------    ----------    ----------
         Total other (expense) income.........     (21,808)      (151,252)      (70,919)       31,872
                                                ----------    -----------    ----------    ----------
    Income from operations before income
       taxes..................................   1,215,576      2,282,367     1,071,859     1,624,898
Income tax expense............................     527,171        953,264       449,243       670,592
                                                ----------    -----------    ----------    ----------
    Income from continuing operations.........     688,505      1,329,103       622,616       954,306
Discontinued Operations:
    Loss from operations of discontinued
       clinical business, net of tax
       benefit................................    (500,636)            --            --            --
    Loss on disposal of clinical business, net
       of tax benefit.........................    (773,580)            --            --            --
                                                ----------    -----------    ----------    ----------
Net income (loss).............................  $ (585,711)   $ 1,329,103    $  622,616    $  954,306
                                                ==========    ===========    ==========    ==========
Basic earnings per common share:
    Weighted average number of common shares
       outstanding............................   3,309,594      3,693,146     3,313,405     5,018,523
                                                ==========    ===========    ==========    ==========
    Continuing operations.....................  $      .21    $       .36    $      .19    $      .19
    Discontinued operation....................        (.39)            --            --            --
                                                ----------    -----------    ----------    ----------
         Total................................  $     (.18)   $       .36    $      .19    $      .19
                                                ==========    ===========    ==========    ==========
Diluted earnings per common share:
    Weighted average number of common shares
       and common stock equivalents
       outstanding............................   3,954,787      4,325,618     3,834,644     5,381,554
                                                ==========    ===========    ==========    ==========
    Continuing operations.....................  $      .17    $       .31    $      .16    $      .18
    Discontinued operation....................        (.32)            --            --            --
                                                ----------    -----------    ----------    ----------
         Total................................  $     (.15)   $       .31    $      .16    $      .18
                                                ==========    ===========    ==========    ==========

                                                                  DECEMBER 31,
                                                            -------------------------     JUNE 30,
                                                               1996          1997           1998
                                                            ----------    -----------    -----------
BALANCE SHEET DATA:
Current assets............................................  $3,194,480    $ 5,702,984    $ 8,028,281
Working capital...........................................   1,002,712      3,305,983      4,872,894
Total assets..............................................   9,394,808     15,016,580     17,953,038
Current debt obligations..................................   1,312,650      1,164,854      1,145,605
Long-term debt, net of current portion....................   1,245,690      2,353,428      1,730,909
Stockholders' equity......................................   5,650,250      9,906,303     12,706,894

SUMMARY UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

The table below shows selected financial data for Kroll-O'Gara which, because the merger will be accounted for as a pooling of interests, assumes that Laboratory Specialists has been merged with Kroll-O'Gara throughout the time periods or at the time presented. We call this "pro forma" information. The pro forma information does not reflect any reorganization or other expenses relating to the merger. Kroll-O'Gara expects to incur charges currently estimated to be approximately $1.2 million, net of an estimated tax benefit of approximately $0.4 million, to reflect costs associated with transaction fees and costs incident to the merger. It also does not reflect any reduced operating expenses or other financial benefits which may be achieved after the merger. In addition, following the merger, Kroll-O'Gara expects to incur additional expenses, net of any tax benefits, associated with integrating the operations of the two companies. It is currently estimated that these nonrecurring charges will not exceed $0.8 million, and such charges are not reflected in the unaudited pro forma combined condensed balance sheet or statement of operations. Therefore, although the pro forma information may help illustrate some of the financial characteristics of Kroll-O'Gara after the merger under one set of assumptions, it does not attempt to predict or suggest future results. The pro forma information also does not attempt to show how Kroll-O'Gara actually would have performed had the merger taken place at the beginning of the time periods presented. The accounting policies of the separate companies are currently being studied from a conformity perspective. The impact of conforming accounting policies, if any, is not presently estimable. You should read the information below together with the historical consolidated financial statements of Kroll-O'Gara and of Laboratory Specialists and the full pro forma financial statements, all of which are presented elsewhere in this Proxy Statement/Prospectus.

                                                                                               SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                        -------------------------------    -------------------
                                                         1995        1996      1997(1)      1997      1998(1)
                                                        -------    --------    --------    -------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales.............................................  $92,767    $162,388    $203,250    $94,611    $119,476
Cost of sales.........................................   65,417     115,443     137,660     62,359      79,196
                                                        -------    --------    --------    -------    --------
  Gross profit........................................   27,350      46,945      65,590     32,252      40,280
Selling and marketing expenses........................   10,009    10,365..      15,025      6,832       8,159
General and administrative expenses, including
  amortization........................................   21,250      26,719      31,955     15,244      17,721
Merger related costs..................................       --          --       7,205         --          --
Asset impairment......................................       --         124          --         --          --
                                                        -------    --------    --------    -------    --------
  Operating income (loss).............................   (3,909)      9,737      11,405     10,176      14,400
Interest expense......................................   (2,843)     (3,207)     (5,037)    (2,205)     (2,467)
Interest income.......................................      127          41          78        180         442
Other income (expense), net...........................      (60)        340        (392)       (41)       (303)
                                                        -------    --------    --------    -------    --------
  Income (loss) from continuing operations before
  minority interest, provision (benefit) for income
  taxes, extraordinary item and cumulative effect of
  change in accounting principle......................   (6,685)      6,911       6,054      8,110      12,072
Minority interest.....................................       --          --        (156)       (74)         --
                                                        -------    --------    --------    -------    --------
  Income (loss) from continuing operations before
  provision (benefit) for income taxes, extraordinary
  item and cumulative effect of change in accounting
  principle...........................................   (6,685)      6,911       5,898      8,036      12,072
Provision (benefit) for income taxes(2)...............     (823)        365       3,305      3,398       4,811
                                                        -------    --------    --------    -------    --------
  Income (loss) from continuing operations before
  extraordinary item and cumulative effect of change
  in accounting principle.............................   (5,862)      6,546       2,593      4,638       7,261
Dividends on preferred stock..........................      (13)         --          --         --          --
                                                        -------    --------    --------    -------    --------

                                                                                               SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                        -------------------------------    -------------------
                                                         1995        1996      1997(1)      1997      1998(1)
                                                        -------    --------    --------    -------    --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Income (loss) from continuing operations before
  extraordinary item and cumulative effect of change
  in accounting principle.............................  $ 5,875    $  6,546    $  2,593    $ 4,638    $  7,261
                                                        =======    ========    ========    =======    ========
Basic earnings per share from continuing
  operations(6).......................................  $ (0.54)   $   0.57(3) $   0.19(4) $  0.33(5) $   0.46
                                                        =======    ========    ========    =======    ========
Basic weighted average shares outstanding.............   10,806      11,530      13,940     13,849      15,827
                                                        =======    ========    ========    =======    ========
Diluted earnings per share from continuing
  operations(6).......................................  $ (0.54)   $   0.53(3) $   0.18(4) $  0.30(5) $   0.45
                                                        =======    ========    ========    =======    ========
Diluted weighted average shares outstanding...........   10,806      12,102      14,751     14,743      16,296
                                                        =======    ========    ========    =======    ========

                                                                     AS OF
                                                                   JUNE 30,
                                                                     1998
                                                                ---------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................       $ 92,677
Net property, plant, and equipment..........................         18,861
Total assets................................................        211,071
Total debt..................................................         43,169
Shareholders' equity........................................        115,924

---------------

(1) Kroll-O'Gara completed acquisitions using the purchase method of accounting with aggregate purchase prices totalling approximately $23.2 million in 1997 and approximately $11.2 million during the first six months of 1998.

(2) Prior to October 28, 1996, a number of the entities that are now a part of Kroll-O'Gara were not subject to federal and state income taxes.

(3) During the fourth quarter of 1996, Laboratory Specialists discontinued its clinical operations. The related operating loss and shut down expenses of $1,274, net of a benefit for income taxes of $747, were reported as discontinued operations by Laboratory Specialists in its income statement for the year ended December 31, 1996. The basic and diluted earnings per share impact of the discontinued operations for the year ended December 31, 1996 was $0.11.

(4) During the second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to the refinancing of certain debt obligations in 1997. In addition, during the fourth quarter of 1997, Kroll-O'Gara changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation and recorded a cumulative effect of change in accounting principle of $360, net of a benefit for income taxes of $240. The basic and diluted earnings per share impact of the extraordinary item was $0.01 and the basic and diluted earnings per share impact of the change in accounting principle was $0.03 and $0.02, respectively, for the year ended December 31, 1997.

(5) The basic and diluted earnings per share impact of the extraordinary item discussed in (4) above for the six months ended June 30, 1997 was $0.01.

(6) For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists stock on a weighted average basis. The above exchange ratio is based upon an assumed Kroll-O'Gara stock price of $21.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA INCLUDING KIZOREK, INC.

On September 1, 1998, Kroll-O'Gara completed the acquisition of all of the capital stock of Kizorek, Inc. The transaction was accounted for under the purchase method of accounting and, for accounting purposes, was effective July 1, 1998. This means that the results of operations of Kizorek will be included in Kroll-O'Gara's historical financial statements only from July 1, 1998 forward. However, in order to illustrate what Kroll-O'Gara's financial results might have looked like if Kizorek had been acquired earlier, the table below provides pro forma data which assumes that both Laboratory Specialists and Kizorek had been a part of Kroll-O'Gara throughout the time periods or at the time presented. The caveats which apply to the pro forma data for the Laboratory Specialists merger also apply to this pro forma data (see page 11). Historical financial statements for Kizorek and full pro forma financial statements including Kizorek are presented in the Financial Statement section of this Proxy Statement/Prospectus.

                                                          YEAR ENDED         SIX MONTHS ENDED
                                                     DECEMBER 31, 1997(1)    JUNE 30, 1998(1)
                                                     --------------------    ----------------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................        $217,726              $125,861
Cost of sales......................................         145,773                83,107
                                                           --------              --------
  Gross profit.....................................          71,953                42,754
Selling and marketing expenses.....................          16,357                 8,777
General and administrative expenses, including
  amortization.....................................          36,074                19,683
Merger related costs...............................           7,205                    --
                                                           --------              --------
  Operating income.................................          12,317                14,294
Interest expense...................................          (5,126)               (2,502)
Interest income....................................              78                   442
Other income (expense), net........................            (392)                 (303)
                                                           --------              --------
  Income from continuing operations before minority
     interest, provision for income taxes,
     extraordinary item and cumulative effect of
     change in accounting principle................           6,877                11,931
Minority interest..................................            (156)                   --
                                                           --------              --------
  Income from continuing operations before
     provision for income taxes, extraordinary item
     and cumulative effect of change in accounting
     principle.....................................           6,721                11,931
Provision for income taxes(2)......................           3,634                 4,754
                                                           --------              --------
  Income from continuing operations before
     extraordinary item and cumulative effect of
     change in accounting principle................        $  3,087              $  7,177
                                                           ========              ========
Basic earnings per share from continuing
  operations (4)...................................        $   0.22(3)           $   0.44
                                                           ========              ========
Basic weighted average shares outstanding..........          14,292                16,179
                                                           ========              ========
Diluted earnings per share from continuing
  operations(4)....................................        $   0.20(3)           $   0.43
                                                           ========              ========
Diluted weighted average shares outstanding........          15,103                16,648
                                                           ========              ========

                                                                    AS OF
                                                                JUNE 30, 1998
                                                                --------------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................       $ 92,607
Net property, plant and equipment...........................         19,818
Total assets................................................        222,569
Total debt..................................................         43,188
Shareholders' equity........................................        124,152

---------------

(1) Kroll-O'Gara completed acquisitions using the purchase method of accounting with aggregate purchase prices totalling approximately $23.2 million in 1997 and approximately $11.2 million during the first six months of 1998.

(2) Prior to October 28, 1996, a number of the entities that are now part of Kroll-O'Gara were not subject to federal and state income taxes.

(3) During second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to Kroll-O'Gara's debt refinancing in 1997. In addition, during the fourth quarter of 1997, Kroll-O'Gara changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation and recorded a cumulative effect of change in accounting principle of $360, net of a benefit for income taxes of $240. The basic and diluted earnings per share impact of the extraordinary item was $0.01 and the basic and diluted earnings per share impact of the change in accounting principle was $0.03 and $0.02, respectively.

(4) For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists stock on a weighted average basis. The above exchange ratio is based upon an assumed Kroll-O'Gara stock price of $21.

UNAUDITED COMPARATIVE PER SHARE INFORMATION (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The table below shows comparative earnings per share and shareholders' equity (book value) per share for Kroll-O'Gara and Laboratory Specialists on a historical basis, on a pro forma basis for Kroll-O'Gara giving effect to its September 1, 1998 acquisition of Kizorek, Inc., on a pro form basis for Kroll-O'Gara giving effect to the Laboratory Specialists merger and on a pro forma equivalent basis for Laboratory Specialists. The historical data is derived from the historical financial statements of Kroll-O'Gara and Laboratory Specialists. Because the merger will be accounted for as a pooling of interests, the pro forma data assumes that Laboratory Specialists has been merged with Kroll-O'Gara throughout the periods shown. We computed the pro forma equivalent for the merger data by multiplying the pro forma combined for the merger amounts by an exchange ratio of .2381, which is the portion of a share of Kroll-O'Gara common stock that Laboratory Specialists shareholders will receive for each share of Laboratory Specialists common stock owned before the merger assuming an average trading price of $21 per share of Kroll-O'Gara common stock. The value of the Kroll-O'Gara common stock you receive will depend on the selling prices of Kroll-O'Gara common stock averaged over 20 trading days, ending three trading days before the special meeting. Therefore, all per share data below may change based on the results of this calculation.

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,           SIX MONTHS
                                                   ------------------------        ENDED
                                                    1995     1996     1997     JUNE 30, 1998
                                                   ------    -----    -----    -------------
Earnings (loss) per common share from continuing
  operations (basic)
  Kroll-O'Gara:
     Historical..................................  $(0.65)   $0.55    $0.10        $0.43
     Pro forma combined for Kizorek(1)(5)........     N/A      N/A    $0.13        $0.42
     Pro forma combined for the
       merger(2)(4)(5)...........................  $(0.54)   $0.57    $0.19        $0.46
  Laboratory Specialists:
     Historical..................................  $ 0.20    $0.21    $0.36        $0.19
     Pro forma equivalent for the merger(4)(5)...  $(0.13)   $0.14    $0.04        $0.11

                                                      FOR THE YEAR ENDED
                                                         DECEMBER 31,           SIX MONTHS
                                                   ------------------------        ENDED
                                                    1995     1996     1997     JUNE 30, 1998
                                                   ------    -----    -----    -------------
Earnings (loss) per common share from continuing
  operations (diluted)
  Kroll-O'Gara:
     Historical..................................  $(0.65)   $0.51    $0.09        $0.42
     Pro forma combined for Kizorek(1)(5)........     N/A      N/A    $0.12        $0.40
     Pro forma combined for the
       merger(2)(4)(5)...........................  $(0.54)   $0.53    $0.18        $0.45
  Laboratory Specialists:
     Historical..................................  $ 0.17    $0.17    $0.31        $0.18
     Pro forma equivalent for the merger(4)(5)...  $(0.13)   $0.13    $0.04        $0.11

                                                                  AT                 AT
                                                           DECEMBER 31, 1997    JUNE 30, 1998
                                                           -----------------    -------------
Shareholders' equity per common share (end of period)
  Kroll-O'Gara:
     Historical..........................................        $2.14              $7.05
     Pro forma combined for Kizorek(1)...................        $2.70              $7.44
     Pro forma combined for the merger(2)................        $2.72              $7.32
  Laboratory Specialists:
     Historical..........................................        $2.68              $2.53
     Pro forma equivalent for the merger.................        $0.65              $1.74

                                                                  AT                 AT
                                                           DECEMBER 31, 1997    JUNE 30, 1998
                                                           -----------------    -------------
Shareholders' equity per common share assuming full
  dilution(3)
  Kroll-O'Gara:
     Historical..........................................        $2.17              $7.04
     Pro forma combined for Kizorek(1)...................        $2.70              $7.41
     Pro forma combined for the merger(2)................        $2.69              $7.26
  Laboratory Specialists:
     Historical..........................................        $2.29              $2.36
     Pro forma equivalent for the merger.................        $0.64              $1.73

Neither Kroll-O'Gara nor Laboratory Specialists has paid any dividends.
---------------

(1) The pro forma combined for Kizorek amounts reflect the pro forma effects on the historical Kroll-O'Gara consolidated financial information of the Kizorek acquisition as of the end of the respective period or as if the purchase transaction had occurred as of the beginning of the respective period.

(2) The unaudited comparative per share information is presented for informational purposes only and does not give effect to any synergies that may occur due to the combining of Kroll-O'Gara's and Laboratory Specialists' existing operations. Kroll-O'Gara expects to incur charges currently estimated to be approximately $1.2 million, net of estimated tax benefit of approximately $0.4 million, to reflect costs associated with transaction fees and costs incident to the merger. In addition, following the merger, Kroll-O'Gara expects to incur additional expenses, net of any tax benefits, associated with integrating the operations of the two companies. It is currently estimated that these nonrecurring charges will not exceed $0.8 million, and such charges are not reflected in the unaudited pro forma combined condensed balance sheet or statement of operations.

(3) The calculation of shareholders' equity per common share assuming full dilution includes the (i) proceeds from the assumed exercise of stock options and warrants outstanding at the end of each period as a component of shareholders' equity, and (ii) stock options and warrants outstanding at the end of each period as a component of common shares outstanding.

(4) During the fourth quarter of 1996, Laboratory Specialists discontinued its clinical operations. The related operating loss and shut down expenses of $1,274, net of a benefit for income taxes of $747, were reported as discontinued operations by Laboratory Specialists in its income statement for the year ended December 31, 1996. The pro forma combined for the merger basic and diluted earnings per share impact of the discontinued operations for the year ended December 31, 1996 was $0.11. The pro forma equivalent for the merger basic and diluted earnings per share impact of the discontinued operations for the year ended December 31, 1996 was $0.03.

(5) During the second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to the refinancing of certain debt obligations in 1997. In addition, during the fourth quarter of 1997, Kroll-O'Gara changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation and recorded a cumulative effect of change in accounting principle of $360, net of a benefit for income taxes of $240. The pro forma combined for Kizorek basic and diluted earnings per share impact of the extraordinary item was $0.01 and the pro forma combined for Kizorek basic and diluted earnings per share impact of the change in accounting principle was $0.03 for the year ended December 31, 1997. The pro forma combined for the merger basic and diluted earnings per share impact of the extraordinary item was $0.01 and the pro forma combined for the merger basic and diluted earnings per share impact of the change in accounting principle was $0.03 and $0.02, respectively, for the year ended December 31, 1997. The pro forma equivalent for the merger basic earnings per share impact of the change in accounting principle was $0.01 for the year ended December 31, 1997. The pro forma equivalent for the merger diluted earnings per share impact of the change in accounting principle and the pro forma equivalent for the merger basic and diluted earnings per share impact of the extraordinary item are nominal.

                             INDEX TO DEFINED TERMS

                                                               PAGE
                                                              ------
1994 Warrants...............................................      91
1997 Interim Period.........................................      96
1998 Private Offering.......................................      93
1998 Interim Period.........................................      96
360 Contract................................................      51
738 Contract................................................      51
AIG.........................................................      68
AM General..................................................      63
AMSC........................................................      69
Accu-Path...................................................      92
Accu-Path Asset Purchase....................................      92
Accu-Path Assets............................................      92
Acorn.......................................................      48
Alternative Acquisition.....................................      40
Average Stock Price.........................................      36
Bank........................................................      99
Barber & Bronson Group Warrants.............................      92
Barron Chase Group Warrants.................................      91
Business combination........................................     111
CAD/CAE.....................................................      71
CAP.........................................................     102
CIT.........................................................      63
Chapter 1704 Transaction....................................     108
Closing Price...............................................      37
Code........................................................      33
Control share acquisition...................................     109
Control Share Acquisition Statute...........................     109
Corplex.....................................................      48
Daily Per Share Price.......................................      37
DOJ.........................................................      34
Effective Time..............................................      36
Excel Metal.................................................      86
Exchange Agent..............................................      37
FTC.........................................................      34
GPS.........................................................      67
HLI.........................................................      92
HLI Asset Purchase..........................................      92
HMMWV.......................................................      22
HSR Act.....................................................      34
IMEA........................................................      48
IPO Offering................................................      91
IT..........................................................      97
ITI.........................................................      48
InPhoto.....................................................      49
Interested shares...........................................     109

                                                               PAGE
                                                              ------
Interested shareholder......................................     108
Jesup & Lamont Group Warrants...............................      93
Jesup & Lamont..............................................      28
KHI.........................................................       7
Kroll.......................................................      61
Kroll-O'Gara................................................      26
Kroll-O'Gara Articles.......................................     108
Kroll-O'Gara Code...........................................     108
LSI Acquisition.............................................      90
LSI.........................................................      90
Labbe.......................................................      48
Laboratory Specialists......................................      26
Laboratory Specialists Board................................      26
Laboratory Specialists Bylaws...............................     110
Laboratory Specialists Certificate..........................     110
Laboratory Specialists Common Stock.........................      26
Laboratory Specialists Dissenting Shares....................      35
Limited.....................................................      85
Lindquist Avey..............................................      48
Longline/Excel..............................................      85
MBf USA.....................................................      90
MBf USA Promissory Note.....................................      90
Material Adverse Effect.....................................      38
Measurement Period..........................................      37
Merger......................................................      26
Merger Agreement............................................      26
Merger Consideration........................................      36
Merger Sub..................................................      26
NDAC........................................................      91
NDAC Asset Purchase.........................................      91
NDAC Purchased Assets.......................................      91
NIDA........................................................      90
NPLI........................................................      91
NPLI Goodwill...............................................      91
NPLI Promissory Notes.......................................      91
NPLI Purchase Agreement.....................................      91
NPLI Shareholders...........................................      91
NPLI Stock..................................................      91
NPLI Stock Purchase Price...................................      91
Next Destination............................................      47
Offering....................................................      47
OGCL........................................................      25
OHE.........................................................      56
OHE de Colombia.............................................      49
OKGCA.......................................................      27
OOS.........................................................      86
OPS.........................................................      86

                                                               PAGE
                                                              ------
ORC.........................................................     108
OSN.........................................................      85
Oklahoma Court..............................................      35
Oklahoma Statute............................................     111
PLL.........................................................      92
PLL Asset Purchase..........................................      92
PLL Purchase Agreement......................................      92
Peterson Share Exchange.....................................      90
Record Date.................................................      26
Reorganization..............................................      85
SAMHSA......................................................      90
SEC.........................................................      39
STS.........................................................      72
Section 1091................................................      35
Securities Act..............................................      34
Special Meeting.............................................      26
Superior Proposal...........................................      40
Surviving Corporation.......................................      36
TLI.........................................................      93
TLI Asset Purchase..........................................      93
Warrant Redemption Offering.................................      92

                                  RISK FACTORS

     In addition to the other information in this Proxy Statement/Prospectus, you should carefully consider the Risk Factors discussed below in evaluating the merger of Laboratory Specialists with Kroll-O'Gara.

     Some of the information in this Proxy Statement/Prospectus is forward-looking. Forward-looking statements can be identified by the use of language such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations which are subject to risks and uncertainties. When considering such forwarding looking statements, you should keep in mind the risk factors and other cautionary statements in this Proxy Statement/Prospectus. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this section and elsewhere in this document.

RISKS ASSOCIATED WITH THE MERGER

     Although Kroll-O'Gara believes that Laboratory Specialists' business will complement and fit well with Kroll-O'Gara's existing investigations and intelligence business, the drug testing business is new to Kroll-O'Gara. The unfamiliarity of Kroll-O'Gara's management with this business may make it more difficult to integrate Laboratory Specialists operations with those of Kroll-O'Gara. Kroll-O'Gara will not achieve the anticipated benefits of the merger unless it successfully integrates the operations of Laboratory Specialists. There can be no assurance that this will occur.

MANAGEMENT OF GROWTH

     Kroll-O'Gara plans to develop further its existing lines of business in current markets and to expand into new geographic markets. To do this, it will need to enhance the capabilities of its operational and financial systems and will require additional employees, management and operational and financial resources. If Kroll-O'Gara cannot do these things when necessary, it could be adversely affected.

     Kroll-O'Gara also plans to grow through the acquisition of additional companies that will complement its existing operations or provide it with an entry into markets it does not currently serve. Kroll-O'Gara may not be able to identify or acquire suitable companies or lines of business. When companies are acquired, Kroll-O'Gara may not be able to integrate or manage these businesses so as to produce returns that justify the investment. Additionally, issues relating to new acquisitions may divert the attention of Kroll-O'Gara's management from existing operations.

     The expansion of Kroll-O'Gara's business eventually will require additional capital. Kroll-O'Gara may not be able to generate adequate cash from operations or obtain adequate financing from external sources for this purpose. The issuance of additional Kroll-O'Gara common stock to raise capital or to finance acquisitions may result in dilution to holders of Kroll-O'Gara common stock. Any debt financing may increase significantly Kroll-O'Gara's leverage and may involve restrictive covenants which limit Kroll-O'Gara's operations. Future acquisitions by Kroll-O'Gara also may require approval under Kroll-O'Gara's credit facility. See "The Kroll-O'Gara Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The markets in which Kroll-O'Gara does and intends to do business are highly competitive. There are a large number of companies, both public and private, that provide products or services similar to those offered by Kroll-O'Gara. Kroll-O'Gara also may encounter competition from future industry entrants. Some of Kroll-O'Gara's current competitors have, and new competitors may have, substantially greater financial and other resources than Kroll-O'Gara. A number also have long established relationships with their clients. For example, some accounting firms and other large security product and service providers have indicated an interest in expanding their product offerings to certain of the investigative and consulting services provided by Kroll-O'Gara. These companies could be formidable competitors if they elect to devote the necessary resources to businesses which are competitive with Kroll-O'Gara. See "The Kroll-O'Gara Company -- Business -- Competition."

U.S. MILITARY CONTRACTS

     U.S. Military contracts account for a significant portion of Kroll-O'Gara's business, representing 17%, 36% and 23% of net sales for 1995, 1996 and 1997, respectively. The U.S. Military funds these contracts in annual increments, and the contracts require subsequent authorization and appropriation which may not occur or which may provide less than the total amount of the contract. Kroll-O'Gara may not receive future contracts and the size of any contracts that are received may vary. Fluctuations in spending by the U.S. Government for national defense could adversely affect Kroll-O'Gara's ability to receive future contracts. Also, the U.S. Government generally may cancel its contracts unilaterally, at its convenience. The loss of, or a significant reduction in, this business would have a material adverse effect on Kroll-O'Gara. See "The Kroll-O'Gara Company -- Business -- U.S. Government Contracts."

SINGLE AND PRIMARY SOURCE SUPPLIERS

     Kroll-O'Gara is the prime contractor to the U.S. Military for the supply of armoring and blast protection for High Mobility Multi-Purpose Wheeled Vehicles ("HMMWVs"). HMMWVs armored by Kroll-O'Gara are manufactured by AM General Corporation under separate U.S. Military contracts. Should deliveries of HMMWVs to Kroll-O'Gara be significantly interrupted, there could be a material adverse effect on Kroll-O'Gara.

     In 1997, Kroll-O'Gara obtained approximately 69% of the glass used in armoring its vehicles from Pilkington Aerospace Limited. If Kroll-O'Gara ever needed to select one or more additional or substitute suppliers, delays could be encountered in obtaining glass which meets Kroll-O'Gara's specifications.

FLUCTUATIONS IN OPERATING RESULTS

     Kroll-O'Gara derived approximately 23% of its net sales for 1997 from U.S. Military contracts and an additional 5% from commercial contracts with U.S. governmental agencies or foreign governments. Kroll-O'Gara reports these contracts through its Security Products and Services Group. Because these contracts generally are awarded on a periodic and/or sporadic basis, the Security Products and Services Group has significant fluctuations from time to time in its business. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full year. Kroll-O'Gara generally does not have long term contracts with clients in its Investigations and Intelligence Group, and the business of this Group depends on obtaining many new projects each year, most of which are of relatively short duration. As a result, Kroll-O'Gara's net sales and net income from year-to-year and period-to-period in its Investigations and Intelligence Group are not predictable, and historically there has not been a consistent year-to-year pattern of growth. Additionally, the level of corporate acquisitions and other financial transactions affects the demand for Kroll-O'Gara's investigative and intelligence services, and clients may reduce their reliance on certain Kroll-O'Gara's services during periods when there is a decline in such activities. See "The Kroll-O'Gara Company --
Business -- Seasonality, Backlog and Related Matters" and "The Kroll-O'Gara Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

FIXED PRICE CONTRACTS

     Fixed price contracts are used for a substantial portion of Kroll-O'Gara's projects in its Security Products and Services Group. Kroll-O'Gara attempts to cover anticipated increases in labor, material and other costs in the original prices of these contracts. However, due to unexpected events over the life of a fixed-price contract, the results actually realized often will vary from that originally expected. Depending on the size of a contract, these variations from estimated contract performance could have a material adverse effect on Kroll-O'Gara's results of operations for any quarter or year.

PERCENTAGE-OF-COMPLETION ACCOUNTING

     Kroll-O'Gara recognizes net sales from government contracts and most commercial contracts in its Security Products and Services Group using the percentage-of-completion method. Under this method, Kroll-O'Gara accrues estimated contract revenues based generally on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when determined. Accordingly, Kroll-O'Gara periodically reviews and revises contract revenues and total cost estimates as the work progresses and as change orders are approved. It reflects adjustments in contract revenues, based upon the percentage-of-completion, in the period when the estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, Kroll-O'Gara would recognize a credit or a charge against current earnings, which could be material. See "The Kroll-O'Gara Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

POLITICAL AND ECONOMIC RISKS OF DOING BUSINESS OUTSIDE THE UNITED STATES

     In addition to its U.S. facilities, Kroll-O'Gara has operations and assets in Australia, Brazil, Canada, China, Colombia, France, India, Italy, Japan, Mexico, the Philippines, Russia, Saudi Arabia, Singapore, Switzerland and the United Kingdom. Kroll-O'Gara also sells its products and services in other foreign countries and is seeking to increase its level of international business activity. Kroll-O'Gara's international business exposes it to various risks, including exchange rate fluctuations, foreign currency restrictions, U.S. imposed embargoes of sales to specific countries, expropriation of assets, war, civil uprisings and riots, government instability and the vagaries of foreign legal systems. Kroll-O'Gara also may be subject to unanticipated taxes, duties, or other governmental assessments. These risks could result in a loss of business, significant unexpected write-offs of assets or other unexpected costs which could have a material adverse effect on Kroll-O'Gara. See "The Kroll-O'Gara Company -- Business -- Government Regulation."

GOVERNMENT REGULATION

     As a contractor with agencies of the U.S. Government, Kroll-O'Gara must comply with a variety of regulations governing certain aspects of its operations and the workplace. These agencies also may conduct audits of Kroll-O'Gara's facilities and operations, and such audits occur routinely. Kroll-O'Gara may be subject to investigations as a result of an audit or for other causes. Adverse findings in an audit or other investigation, including violations of environmental or labor laws, could result in fines or other penalties up to and including disqualification as a U.S. Government contractor. In addition, U.S. Government contracts may contain specific delivery requirements. Kroll-O'Gara could incur penalties or lost profits if it fails to meet these requirements.

     Kroll-O'Gara is subject to federal licensing requirements with respect to the sale in foreign countries of certain products and services. Regulations promulgated by the U.S. Commerce Department require Kroll-O'Gara to obtain a general destination license in connection with the sale of certain commercial products in foreign countries, and certain U.S. State Department regulations require Kroll-O'Gara to file an export license in connection with sales of military equipment in foreign countries.

     The services provided by Kroll-O'Gara's Investigations and Intelligence Group are subject to various federal, state, local and foreign laws, including privacy laws. Subsidiaries of Kroll-O'Gara hold private investigative licenses from, and their investigative activities are regulated by, government agencies in various jurisdictions. Kroll-O'Gara also utilizes certain data from outside sources, including data from third party vendors and various government and public record services, in performing its services. To date, applicable laws and regulations have not interfered materially with the manner in which Kroll-O'Gara obtains information and conducts its operations, including Kroll-O'Gara's access to data used in its business. However, changes in these laws and regulations, particularly those relating to privacy, could have a material adverse effect on Kroll-O'Gara. See "The Kroll-O'Gara Company -- Business -- Government Regulation."

DEPENDENCE ON KEY PERSONNEL

     Kroll-O'Gara's operations currently depend on the continued efforts of its executive officers and senior management, particularly Jules B. Kroll, its Chairman and Chief Executive Officer, and Wilfred T. O'Gara, its President and Chief Operating Officer. Kroll-O'Gara also is highly dependent on the quality and efforts of its professional staff to provide its services and to attract and retain clients. Competition for qualified management and professional employees is intense. Kroll-O'Gara's business could be materially and adversely affected if its executive officers unexpectedly become unable or decide not to continue in their present positions, or if a number of senior managers fail to continue with Kroll-O'Gara and Kroll-O'Gara is unable to attract and retain qualified replacements. See "The Kroll-O'Gara Company -- Management."

CONTROL BY MANAGEMENT AND BOARD

     After the merger, Kroll-O'Gara's officers and directors will control approximately 39% of Kroll-O'Gara's outstanding Common Stock and effectively will be able to control most matters requiring approval by shareholders, including the election of directors. See "The Kroll-O'Gara Company -- Principal Shareholders and Holdings of Management."

LIABILITY TO CLIENTS AND OTHERS

     Certain of the matters with respect to which Kroll-O'Gara provides services are extremely large and complex financial transactions in which very substantial amounts of money are at risk. Kroll-O'Gara maintains environmental consulting, product liability and professional liability insurance policies with limits of $5 million, $25 million and $15 million, respectively; however, a successful claim could result in liability in excess of coverage limits and have a material adverse effect on Kroll-O'Gara. Also, in the ordinary course of its business, Kroll-O'Gara is subject to claims of third parties other than clients alleging trespass, invasion of privacy and other tortious conduct by its investigators and other personnel. Although Kroll-O'Gara endeavors to minimize the risk of such claims, they could have a material adverse effect on Kroll-O'Gara. See "The Kroll-O'Gara Company -- Business -- Legal Proceedings."

YEAR 2000 ISSUES

     Kroll-O'Gara has implemented a Year 2000 program intended to ensure that its computer systems and applications will function properly beyond 1999. Kroll-O'Gara believes that it has allocated adequate resources for this purpose and expects its Year 2000 date conversion program to be completed on a timely basis. In addition, Kroll-O'Gara is selecting and implementing several new software applications which it believes to be Year 2000 compliant. Kroll-O'Gara's failure to implement successfully these applications could have a material impact on its operations. Although the ability of third parties with whom Kroll-O'Gara transacts business to address adequately their Year 2000 issues is outside Kroll-O'Gara's control, Kroll-O'Gara is discussing with its vendors and customers the possibility of any interface difficulties which may affect it. Kroll-O'Gara currently does not expect that its costs to address the Year 2000 issue will be material to its financial condition or results of operations. However, the failure of Kroll-O'Gara or of third parties with whom Kroll-O'Gara transacts business to address adequately their respective Year 2000 issues could have a material adverse effect on Kroll-O'Gara.

ABSENCE OF DIVIDENDS

     Kroll-O'Gara does not anticipate paying any dividends on the Kroll-O'Gara common stock in the foreseeable future. Additionally, the terms of Kroll-O'Gara's Senior Notes due 2004 and of its credit agreement with its bank require maintenance of certain financial ratios which may limit the funds available for cash dividends. See "Market Prices and Dividends."

POTENTIAL ADVERSE EFFECTS OF CHARTER AND CODE OF REGULATIONS PROVISIONS AND THE OHIO GENERAL CORPORATION LAW

     Certain provisions of Kroll-O'Gara's Amended and Restated Articles of Incorporation and Code of Regulations and of the Ohio General Corporation Law (the "OGCL"), together or separately, could discourage potential acquisition proposals, delay or prevent a change in control of Kroll-O'Gara and limit the price that certain investors might be willing to pay in the future for Kroll-O'Gara common stock.

     The Board of Directors of Kroll-O'Gara has authority to issue up to 1,000,000 preferred shares without further shareholder approval. Such preferred shares could have dividend, liquidation, conversion, voting and other rights and privileges that are superior or senior to Kroll-O'Gara common stock. If Kroll-O'Gara were to issue preferred shares, it could dilute the voting power of Kroll-O'Gara common stock, adversely affect holders of Kroll-O'Gara common stock in the event of liquidation of Kroll-O'Gara or delay, defer or prevent a change in control of Kroll-O'Gara.

     In addition, Sections 1701.01 and 1701.831 of the OGCL require shareholder approval of any proposed "control share acquisition" of an Ohio corporation at any of three ownership thresholds (20%, 33 1/2% and 50%), and Chapter 1704 of the Ohio Revised Code restricts certain business combinations and other transactions between an Ohio corporation and interested shareholders. See "Description of Kroll-O'Gara Capital Stock -- Provisions Affecting Business Combinations and Changes in Control."

                              THE SPECIAL MEETING

     Laboratory Specialists of America, Inc., an Oklahoma corporation ("Laboratory Specialists"), is mailing this Proxy Statement/Prospectus to holders of shares of its common stock, par value $0.001 per share ("Laboratory Specialists Common Stock"), on or about November 12, 1998, together with a notice of a Special Meeting of Shareholders (the "Special Meeting") and a form of proxy solicited by the Board of Directors of Laboratory Specialists (the "Laboratory Specialists Board") for use at the Special Meeting.

TIME AND PLACE; PURPOSE

     The Special Meeting will be at the offices of Dunn Swan & Cunningham, 210 Park Avenue, Suite 2800, Oklahoma City, Oklahoma on December 4, 1998, starting at 2:00 p.m., local time. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 21, 1998 by and among The Kroll-O'Gara Company, an Ohio corporation ("Kroll-O'Gara"), Kroll- O'Gara Oklahoma, Inc., a wholly-owned subsidiary of Kroll-O'Gara ("Merger Sub"), and Laboratory Specialists. Pursuant to the Merger Agreement, Merger Sub will be merged into Laboratory Specialists and Laboratory Specialists will become a wholly-owned subsidiary of Kroll-O'Gara (the "Merger").

PROXIES

     Voting and Revocation of Proxies. You may use the accompanying proxy card if you are unable to attend the Special Meeting in person or wish to have your shares voted by proxy even if you do attend the Special Meeting. You may revoke any proxy that you give at any time before it is exercised, either by submitting a written notice of revocation or a properly executed proxy of a later date, or by attending the Special Meeting and voting in person. You should address written notice of revocation and other communications with respect to the revocation of Laboratory Specialists proxies to Laboratory Specialists of America, Inc., 101 Park Avenue, Suite 810, Oklahoma City, Oklahoma 73102,
Attention: Corporate Secretary.

     All shares of Laboratory Specialists Common Stock represented by properly executed proxies received prior to or at the Special Meeting and not revoked before they are exercised will be voted in accordance with the instructions indicated in such proxies. If you do not specify how your proxy is to be voted, it will be voted "FOR" the Merger Agreement.

SOLICITATION OF PROXIES

     Laboratory Specialists will pay the expenses of solicitation of proxies for the Special Meeting. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Laboratory Specialists without additional compensation and by telephone, teletype, facsimile or similar method. Laboratory Specialists also will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners and to secure their voting instructions, if necessary. Laboratory Specialists will reimburse these record holders for their reasonable expenses in so doing. Laboratory Specialists currently does not plan to use a proxy solicitor. Should this become advisable, it is expected that a recognized solicitor will be engaged at standard fees.

RECORD DATE AND VOTING RIGHTS

     Record Date. The Laboratory Specialists Board has fixed the close of business on November 9, 1998 as the record date for determining the Laboratory Specialist shareholders entitled to notice of and to vote at the Special Meeting (the "Record Date"). You will be entitled to vote at the Special Meeting if you were a shareholder of record on the close of business on the Record Date.
As of the Record Date, there were                shares of Laboratory
Specialists Common Stock outstanding and entitled to vote.

     Voting Rights. Each share of Laboratory Specialists Common Stock entitles its holder to one vote.

     Vote Required and Voting Agreement. Under the Oklahoma General Corporation Act (the "OKGCA") and the Laboratory Specialists Certificate of Incorporation, the affirmative vote of the holders of a majority of the shares of Laboratory Specialists Common Stock outstanding on the Record Date is required to approve and adopt the Merger Agreement.

     As of the Record Date, directors and executive officers of Laboratory Specialists as a group beneficially own 1,020,906 outstanding shares of Laboratory Specialists Common Stock, or approximately 17.8% of the outstanding shares of Laboratory Specialists Common Stock. Messrs. John Simonelli, Larry E. Howell and Arthur R. Peterson, Jr., Laboratory Specialists' three principal executive officers, own 995,906 of these shares (approximately 17.4% of the shares entitled to vote at the Special Meeting). Each of these executives has signed an agreement committing himself to vote FOR the merger and against any other proposed transaction, and each has granted officers of Kroll-O'Gara an irrevocable power of attorney to vote his shares of Laboratory Specialists Common Stock. In addition, based upon the unanimous recommendation of the Laboratory Specialists Board, it currently is expected that Laboratory Specialists' other directors and executive officers also will vote their shares of Laboratory Specialists Common Stock for approval of the Merger Agreement.

     If less than a majority of the outstanding shares of Laboratory Specialists Common Stock are voted in favor of the Merger Agreement we expect that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for soliciting and obtaining additional proxies or votes. At any subsequent reconvening of the Special Meeting, we will vote all proxies in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been revoked or withdrawn.

     Abstentions and Broker Non-Votes. A properly executed proxy marked "abstain" will not be voted on the Merger Agreement proposal. Also, brokers who hold Laboratory Specialists Common Stock in "street" name for customers cannot vote these shares on the Merger Agreement proposal without specific instructions from their customers.

     BECAUSE APPROVAL OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF A MAJORITY OF THE OUTSTANDING SHARES OF LABORATORY SPECIALISTS COMMON STOCK, YOUR FAILURE TO VOTE, YOUR ABSTENTION OR, IF YOUR SHARES ARE HELD IN "STREET" NAME, YOUR FAILURE TO INSTRUCT YOUR BROKER ALL WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE MERGER. ACCORDINGLY, THE LABORATORY SPECIALISTS BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

                                   THE MERGER

BACKGROUND OF THE MERGER

     The growth in Laboratory Specialists' revenues has been in significant part attributable to the acquisition of National Psychopharmacology Laboratory, Inc. and five acquisitions of the assets of companies similarly engaged in the providing of drug testing services. Revenues increased from $5 million in 1994 to $12.8 million in 1997. In mid-1997, management decided that, as an alternative to continuing to seek acquisitions that would require significant capital commitments, it should consider a transaction in which Laboratory Specialists could be acquired by a company whose business would be complemented and enhanced by the drug testing services offered by Laboratory Specialists and which would provide an additional customer-base source for drug testing. After some initial exploration on their own, representatives of Laboratory Specialists retained Mallon & Associates in November 1997 to assist in identifying potential acquisition companies. On August 10, 1998, representatives of Mallon & Associates contacted representatives of Kroll-O'Gara to discuss the possible acquisition of Laboratory Specialists. On August 21, 1998, representatives of Mallon & Associates provided Kroll-O'Gara certain information regarding Laboratory Specialists. During September and October, 1998, representatives of Laboratory Specialists and Kroll-O'Gara met to discuss and negotiate terms of the merger-acquisition of Laboratory Specialists.

     On October 20, 1998, Laboratory Specialists retained Jesup & Lamont Securities Corporation ("Jesup & Lamont") as a financial advisor. Jesup & Lamont was engaged to assist the Laboratory Specialists Board in its review and specifically to render a formal written opinion as to the fairness from a financial point of view of the consideration to be received in a transaction by the shareholders of Laboratory Specialists. On October 20, 1998, Jesup & Lamont informed the Board of Directors that, subject to certain assumptions and conditions, the shares of Kroll-O'Gara Common Stock to be issued to you and the other shareholders of Laboratory Specialists as provided in the Merger Agreement are fair consideration, from a financial point of view. Jesup & Lamont delivered its written opinion to that effect to the Laboratory Specialists Board and indicated that it was prepared to deliver an update at the time of the Merger, subject to changes in Laboratory Specialists and Kroll-O'Gara.

     In addition to the opinion of Jesup & Lamont, the Board of Directors considered:

          (i) the terms of the Merger Agreement, including that the Board of Directors has the right to consider a transaction which it feels is more favorable, from a financial point of view, to Laboratory Specialists shareholders than the Merger;

          (ii) the fact that the Merger Consideration consists of equity securities of Kroll-O'Gara which will allow shareholders of Laboratory Specialists to maintain an indirect interest in the business of Laboratory Specialists through their ownership of Kroll-O'Gara Common Stock;

          (iii) the closing sale price of the Kroll-O'Gara Common Stock of $22.875 per share on October 19, 1998 (the day prior to announcement of the Merger), compared to the closing sale price of the Laboratory Specialists Common Stock of $3.44 per share on such date and the fact that the equivalent assumed value of the Laboratory Specialists Common Stock of $5.00 per share after giving effect to its conversion into Kroll-O'Gara Common Stock represented a premium of 45.3%;

          (iv) the anticipated tax-free status of the Merger;

          (v) the more active trading market for Kroll-O'Gara Common Stock, which should provide Laboratory Specialists shareholders greater liquidity;

          (vi) the diversification and security nature of the business enterprises and operations of Kroll-O'Gara compared to the single drug-testing operations of Laboratory Specialists; and

          (vii) the Board's belief that Kroll-O'Gara will afford Laboratory Specialists the opportunity to develop a broader base of customers requiring drug testing services and accordingly increase drug-testing revenues.

     On October 20, 1998, the full Board of Directors of Laboratory Specialists approved the Merger Agreement. The Merger Agreement was executed by Laboratory Specialists and Kroll-O'Gara on October 21, 1998, and on October 22, 1998, Laboratory Specialists and Kroll-O'Gara announced the Merger.

REASONS FOR AND ADVANTAGES OF THE MERGER

     As indicated above, the growth in Laboratory Specialists' revenues between 1994 and 1997 has been attributable, in significant part, to acquisitions. However, continued growth of Laboratory Specialists through acquisitions will require significant capital resources, either through borrowings or the sale of additional common stock or other equity securities, each of which presents distinct risks. In order to avoid the risk of default in repayment of borrowings, management of Laboratory Specialists believes that the sale of equity securities is the most appropriate method of obtaining additional long-term capital resources. Because Kroll-O'Gara Common Stock has a higher market value based upon a multiple of earnings than Laboratory Specialists Common Stock, the Laboratory Specialists Board anticipates, although there can be no assurance, that sales of Kroll-O'Gara Common Stock will result in greater per share sale proceeds than would sales of Laboratory Specialists Common Stock without the Merger. The Board believes that this will provide both increased capital resources and increased value to the current shareholders of Laboratory Specialists following the Merger. Thus, the Laboratory Specialists Board believes that consummation of the Merger will facilitate securing additional equity capital for further acquisitions of drug testing companies or their assets on more favorable terms than those currently available to Laboratory Specialists.

     The Laboratory Specialists Board also anticipates that consummation of the Merger will provide the current shareholders of Laboratory Specialists greater investment liquidity compared to the current liquidity of the Laboratory Specialists Common Stock due to the higher daily trading volume of the Kroll-O'Gara Common Stock. The 30-day average trading volumes of Laboratory Specialists Common Stock and Kroll-O'Gara Common Stock were approximately 13,000 and 44,000 shares, respectively, as of the date of the Laboratory Specialists Board's approval of the Merger Agreement.

     Laboratory Specialists is a relatively small enterprise. The Laboratory Specialists Board believes that a consolidation of Laboratory Specialists' operations with those of Kroll-O'Gara will result in increased operational and administrative efficiencies. However, such efficiencies are indeterminable as of the date of this Proxy Statement/Prospectus and there is no assurance they will be obtained.

     Consummation of the Merger will result in you and the other shareholders of Laboratory Specialists owning an interest in a larger and more diversified business enterprise than the drug testing business of Laboratory Specialists. The Laboratory Specialists Board believes that, upon consummation of the Merger, the revenues and cash flows generated from the current customer base, the customer base that may be contributed by Kroll-O'Gara as well as any other acquisitions by Laboratory Specialists of companies (or the assets of such companies) engaged in the providing of drug testing services, will increase significantly, although there is no assurance. The Board anticipates that you, as a shareholder in Kroll-O'Gara, will share in those benefits.

DISADVANTAGES OF THE MERGER

     Upon consummation of the Merger, you and the other shareholders of Laboratory Specialists will own a maximum of approximately 8% of the issued and outstanding shares of Kroll-O'Gara. By comparison, Kroll-O'Gara's officers and directors will control approximately 39% of Kroll-O'Gara Common Stock and effectively will be able to control most matters requiring approval by shareholders, including the election of directors. See "The Kroll-O'Gara
Company -- Principal Shareholders and Holdings of Management." Furthermore, in considering the Merger, you should consider, in addition to the advantages described above, the factors, consequences and possible disadvantages to you and the other shareholders of consummation of the Merger as discussed in "Risk Factors." Of course, after the Merger, Laboratory Specialists will be owned by Kroll-O'Gara. Therefore the various risks involved in its business (as described under "Laboratory Specialists of America, Inc. -- Business") will be assumed by Kroll-O'Gara and its shareholders. Furthermore, there is no certainty regarding the effect of consummation of the Merger upon the market price of the Kroll-O'Gara Common Stock.

RECOMMENDATION OF THE LABORATORY SPECIALISTS BOARD OF DIRECTORS

     The Laboratory Specialists Board unanimously recommends that you vote "FOR" adoption of the Agreement and Plan of Merger. We will vote your proxy accordingly unless you specify a contrary choice.

OPINION OF LABORATORY SPECIALISTS' FINANCIAL ADVISOR

     Jesup & Lamont has delivered its written opinion to the Laboratory Specialists Board to the effect that as of October 20, 1998, the consideration to be received in the Merger by the shareholders of Laboratory Specialists is fair from a financial point of view to such shareholders. We have attached a copy of the opinion of Jesup & Lamont dated as of the date of this Proxy Statement/Prospectus as Appendix B. You should read the opinion in its entirety for assumptions made, matters considered and limits of the review by Jesup & Lamont. The summary of the opinion of Jesup & Lamont set forth in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to you as to how you should vote on the Merger.

     In arriving at its opinion, Jesup & Lamont reviewed the Merger Agreement. Jesup & Lamont also reviewed financial and other information that was publicly available or furnished to it by Laboratory Specialists and Kroll-O'Gara, including information provided during discussions with their respective managements. The information provided during discussions with the respective managements included certain financial projections of Laboratory Specialists and Kroll-O'Gara prepared by the respective managements of Laboratory Specialists and Kroll-O'Gara. In addition, Jesup & Lamont compared certain financial and securities data of Laboratory Specialists and Kroll-O'Gara with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Common Stock of Laboratory Specialists and Kroll-O'Gara, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as it deemed appropriate for purposes of its opinion. Jesup & Lamont was not requested to, nor did it, solicit the interest of any other party in acquiring Laboratory Specialists.

     In rendering its opinion, Jesup & Lamont relied upon and assumed, without independent verification, the accuracy, completeness and fairness of all of the financial and other information that was available to it from public sources, that was provided to it by Laboratory Specialists and Kroll-O'Gara and that was otherwise reviewed by it. Jesup & Lamont assumed that the financial projections supplied to it had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the managements of Laboratory Specialists and Kroll-O'Gara as to the future operating and financial performance of Laboratory Specialists and Kroll-O'Gara and Jesup & Lamont relied on such projections without any independent verification. Jesup & Lamont did not make any independent evaluation of Laboratory Specialists' or Kroll-O'Gara's assets or liabilities nor did it verify any of the information reviewed by it. Jesup & Lamont made no independent investigation of any legal matters affecting Laboratory Specialists or Kroll-O'Gara and assumed the correctness of all legal advice given to the Laboratory Specialists Board by its counsel.

     Jesup & Lamont's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Jesup & Lamont as of, the date of its opinion. It should be understood that, although subsequent developments may affect its opinion, Jesup & Lamont did not and is not expressing an opinion as to the prices at which the Kroll-O'Gara Common Stock will actually trade at any time.

     The generally accepted financial analysis used by Jesup & Lamont in reaching its opinion was the "comparable company analysis," which consisted of reviewing operating statistics and financial and operating information of selected publicly-traded companies considered to have businesses similar to that of Laboratory Specialists. In addition, as the shareholders of Laboratory Specialists will receive Kroll-O'Gara Common Stock as consideration in the Merger, Jesup Lamont also performed the following analyses: (i) a "comparable company analysis" on selected publicly-traded companies considered to have businesses similar to that of Kroll-O'Gara; and (ii) a "dilution analysis" to see the earnings impact that the Merger would have on Kroll-O'Gara Common Stock price. Each analysis valued both the enterprise value and the value of the common stock of each company. Under each analysis, the enterprise value is defined as the market value of common stock plus the market value of interest-bearing liabilities (including accrued interest) less cash and marketable securities.

     No company or transaction used in the above analyses is directly comparable to Laboratory Specialists or Kroll-O'Gara or the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies and other factors that could affect the public trading values of the companies or company to which they are being compared.

     The summary set forth above does not purport to be a complete description of the analyses performed by Jesup & Lamont. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized above, Jesup & Lamont believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, Jesup & Lamont made numerous assumptions. The analyses performed by Jesup & Lamont are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     The Laboratory Specialists Board selected Jesup & Lamont as its financial advisor because Jesup & Lamont is a recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, Jesup & Lamont regularly engages in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     Pursuant to an engagement letter dated October 20, 1998, Laboratory Specialists has paid a fee of $30,000 to Jesup & Lamont for its services as financial advisor to the Laboratory Specialists Board in connection with the Merger. Laboratory Specialists has also agreed to reimburse Jesup & Lamont for its out-of-pocket expenses, including the reasonable fees and expenses of its legal counsel, and to indemnify Jesup & Lamont against certain liabilities arising out of or in connection with the services rendered by Jesup & Lamont under the engagement. Jesup & Lamont has performed investment banking and other services for Laboratory Specialists in the past and has been compensated for such services. Jesup & Lamont holds warrants to purchase 55,522 shares of Laboratory Specialists' Common Stock at a price of $5.40 per share. At the time of the Merger, these warrants will be converted into warrants to purchase Kroll-O'Gara Common Stock. In addition, in the ordinary course of its business, Jesup & Lamont and its affiliates may actively trade Laboratory Specialists Common Stock for its account and the accounts of its customers and, accordingly, may at any time hold a long or short position in Laboratory Specialists

Common Stock. Furthermore, Jesup & Lamont has in the past represented Laboratory Specialists as placement agent for its securities.

MANAGEMENT OF KROLL-O'GARA AFTER THE MERGER

     The directors and executive officers of Kroll-O'Gara will not change as a result of the Merger. See "The Kroll-O'Gara Company -- Management" for information on Kroll-O'Gara's current directors and executive officers.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     John Simonelli, Larry E. Howell and Arthur R. Peterson, Jr. are respectively Chairman of the Board and Chief Executive Officer, President, and Treasurer and Secretary of Laboratory Specialists. These individuals and Robert
A. Gardebled, Jr., Jerome P. Welch and Michael E. Dunn are the directors of Laboratory Specialists. As of the Record Date, Messrs. Simonelli, Howell, Peterson and Gardebled held 525,472, 235,217, 235,217 and 25,000 shares of Laboratory Specialists Common Stock. In addition, Messrs. Gardebled, Welch and Dunn held stock options exercisable for the purchase of 50,000 shares, 10,000 shares and 10,000 shares of Laboratory Specialists Common Stock, respectively. These shares will be converted into shares of Kroll-O'Gara Common Stock and these stock options will become exercisable for the purchase of Kroll-O'Gara Common Stock. Each of Messrs. Simonelli, Howell and Peterson has signed a Voting Agreement requiring his vote FOR the Merger, and against any other proposed transaction, and granted officers of Kroll-O'Gara an irrevocable power of attorney to vote his shares of Laboratory Specialists Common Stock.

     On October 20, 1998, Messrs. Howell and Simonelli entered into Employment Agreements with Laboratory Specialists and Messrs. Peterson and Gardebled entered into Employment Agreements with Laboratory Specialists, Inc., each agreement to become effective at the time of the Merger. These agreements were negotiated with Kroll-O'Gara. They have three-year terms and provide for annual base salaries for Mr. Simonelli of $200,000, Mr. Howell, $200,000, Mr. Peterson, $225,000, and Mr. Gardebled, $90,000. Each individual also is entitled to participate in Kroll-O'Gara's annual bonus plan and to receive up to 50% of such bonus in shares of Kroll-O'Gara Common Stock. Employment may be terminated by Kroll-O'Gara at any time, with or without cause, except that in a case of termination without cause, the employee is entitled to receive compensation for the balance of the term of the Agreement. Each Employment Agreement restricts the employee from competing with Kroll-O'Gara during the term of the Agreement, and for two years thereafter if termination of employment is for cause or at the volition of the employee.

     Each of these individuals also will receive a "stay" bonus from Kroll-O'Gara in the amounts of $170,000 for each of Mr. Simonelli and Howell, $120,000 for Mr. Peterson and $27,000 for Mr. Gardebled. These amounts will be paid if the individual is still employed by Kroll-O'Gara on December 31, 1998 (if the Merger has been completed by that date), or at the time of the Merger if it is completed after December 31, 1998. In addition, after the Merger Mr. Simonelli and Mr. Howell will seek out acquisition candidates for Kroll-O'Gara in areas relating to drug testing and pre-employment screening. In connection with any such acquisition, each will receive bonuses equal to one-half of the "Lehman Formula" for any completed acquisition. The Lehman Formula provides for a fee equal to 5% for the first million dollars of the acquisition price, 4% of the second, 3% of the third, 2% of the fourth, and 1% of the fifth and each subsequent million.

     The Board was aware of the interests of the directors and executive officers and took them into account in approving the Merger Agreement.

ACCOUNTING TREATMENT

     Kroll-O'Gara will account for the Merger as a pooling of interests. Under this method of accounting, the recorded assets and liabilities of Laboratory Specialists will be carried forward to the Kroll-O'Gara financial statements at their recorded amounts; the income of Kroll-O'Gara will include income of Laboratory Specialists for the entire fiscal year in which the Merger occurs; and the reported income of Laboratory Specialists for prior periods will be combined with and restated as income of Kroll-O'Gara on a consolidated basis. It is a condition to the consummation of the Merger that Kroll-O'Gara receive an opinion from Arthur Andersen LLP, its independent public accountants, confirming the appropriateness of this accounting treatment under generally accepted accounting principles. The availability of pooling of interests accounting treatment requires, among other things, that not more than 10% of the Merger consideration be paid in cash. Accordingly, if holders of a sufficient number of shares of Laboratory Specialists exercise appraisal rights, this condition would not be satisfied. See "The Merger Agreement Conditions to the Merger."

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a summary of the material U.S. federal income tax consequences of the Merger to holders of Laboratory Specialists Common Stock, stock options and warrants. The discussion which follows is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated under the Code, administrative rulings and pronouncements and judicial decisions as of the date of this Proxy Statement/Prospectus, all of which are subject to change, possibly with retroactive effect.

     The discussion below is for general information only and does not address the effects of any state, local or foreign tax laws on the Merger. In addition, the discussion below relates to persons who hold Laboratory Specialists Common Stock as capital assets. The tax treatment of a Laboratory Specialists shareholder may vary depending upon the shareholder's particular situation, and certain shareholders (including, for example, insurance companies, tax-exempt organizations, financial institutions and broker-dealers, and individuals who received Laboratory Specialists Common Stock pursuant to the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below.

     Consummation of the Merger is conditioned upon the receipt by Kroll-O'Gara of an opinion from Kramer Levin Naftalis & Frankel LLP, its tax counsel, and by Laboratory Specialists of an opinion from Dunn Swan & Cunningham, its counsel, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. These opinions of counsel will be based on facts existing at the time the Merger becomes effective and on certain representations as to factual matters made by Kroll-O'Gara and Laboratory Specialists. If the representations are incorrect in certain material respects, it could jeopardize the conclusions reached in the opinions. Neither Kroll-O'Gara nor Laboratory Specialists currently is aware of any facts or circumstances which would cause any of its representations made to counsel to be untrue or incorrect in any material respect. Any opinion of counsel is not binding on the Internal Revenue Service or the courts.

     Based on the opinions discussed above, the material U.S. federal income tax consequences that will result from the Merger are as follows:

          a. A Laboratory Specialists shareholder will not recognize any income, gain or loss as a result of the receipt of Kroll-O'Gara Common Stock pursuant to the Merger, except for cash received in lieu of a fractional share of Kroll-O'Gara Common Stock.

          b. The tax basis of a Laboratory Specialists shareholder in the Kroll-O'Gara Common Stock received pursuant to the Merger, including any fractional share interest in Kroll-O'Gara Common Stock for which cash is received, will equal the Laboratory Specialists shareholder's tax basis in the Laboratory Specialists Common Stock exchanged.

          c. The holding period of a Laboratory Specialists shareholder for the Kroll-O'Gara Common Stock received pursuant to the Merger will include the holding period of the Laboratory Specialists Common Stock surrendered.

          d. A Laboratory Specialists shareholder who receives cash in lieu of a fractional share interest in Kroll-O'Gara Common Stock pursuant to the Merger will be treated as having received that cash in exchange for the fractional share interest and generally will recognize capital gain or loss on the deemed exchange in an amount equal to the difference between the amount of cash received and the basis of the Laboratory Specialists Common Stock allocable to the fractional share.

          e. No income, gain or loss will be recognized by Kroll-O'Gara, Laboratory Specialists or Merger Sub as a result of the Merger.

          f. Holders of warrants to acquire Laboratory Specialists Common Stock will not recognize gain or loss upon the conversion of the warrants into warrants to purchase Kroll-O'Gara Common Stock.

          g. Holders of stock options will not recognize income upon the conversion of the options into options to purchase Kroll-O'Gara Common Stock. Holders of non-qualified stock options will recognize ordinary income when the options are exercised in an amount equal to the difference between the fair market value of the Kroll-O'Gara Common Stock received upon exercise and the exercise price of the options (plus any amount paid for the options upon grant).

     The foregoing discussion is only a summary and is not a complete analysis or listing of all potential tax effects relevant to a decision whether to vote in favor of approval of the Merger Agreement. You are urged to consult your own tax advisor concerning the United States federal, state and local and any foreign tax consequences of the Merger to you.

FEDERAL SECURITIES LAW CONSEQUENCES

     All shares of Kroll-O'Gara Common Stock received by Laboratory Specialists shareholders in the Merger will be freely transferable, except that shares of Kroll-O'Gara Common Stock received by any person who is deemed to be an "affiliate" (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act")) of Laboratory Specialists prior to the Merger or of Kroll-O'Gara after the Merger may be resold by them only in compliance with the volume, manner-of-sale and notice requirements of Rules 144 and 145 under the Securities Act. Persons who may be deemed to be affiliates of Kroll-O'Gara or Laboratory Specialists generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal shareholders of such party.

REGULATORY APPROVALS

     Pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Merger may not be completed until certain information has been submitted to the Antitrust Division of the Department of Justice (the "DOJ") and to the Federal Trade Commission (the "FTC") and until specified HSR Act waiting period requirements have been satisfied. Kroll-O'Gara and Laboratory Specialists made their respective HSR filings on November 4, 1998. Either the DOJ or the FTC may commence litigation under the antitrust laws to enjoin the Merger during a 30-day waiting period which expires on December 3, 1998 but which can be extended under certain circumstances.

APPRAISAL RIGHTS

     The following is a summary of the principal steps which you must take to perfect appraisal rights under Section 1091 of the OKGCA ("Section 1091"). Because this is a summary, it does not contain all the information that may be important to you if you want to exercise appraisal rights. You should read the full text of Section 1091, a copy of which is attached as Appendix C to this Proxy Statement/Prospectus.

     If you dissent from the Merger and demand and perfect appraisal rights under Section 1091, and if the Merger is approved and becomes effective, your shares of Laboratory Specialists Common Stock will not be converted into Kroll-O'Gara Common Stock. Instead, you will have the right to receive the "fair value" of your Laboratory Specialists shares, as determined by an Oklahoma district court (the "Oklahoma Court"). You should review this discussion and
Section 1091 of the OKGCA carefully if you wish to exercise appraisal rights, or wish to preserve the right to do so, since failure to comply with the required procedures will result in the loss of such rights. If you are considering dissenting, you should consult your legal advisor. If your shares of Laboratory Specialists Common Stock are held of record in the name of another person and you desire to perfect appraisal rights, you must act promptly to cause the shareholder of record to follow the steps summarized below. Shares of Laboratory Specialists Common Stock with respect to which Laboratory Specialists shareholders of record properly exercise appraisal rights are referred to as "Laboratory Specialists Dissenting Shares."

     To exercise appraisal rights, you (i) must file with Laboratory Specialists, before the vote on the Merger Agreement at the Special Meeting, a written demand for appraisal of your shares and (ii) must not vote in favor of the Merger Agreement. A vote in favor of the Merger Agreement will waive your appraisal rights. Your failure to vote on the Merger Agreement will not in itself be a waiver of such holder's appraisal rights. However, a vote against the Merger Agreement or a failure to vote does not, alone, constitute a demand. If you dissent and demand appraisal rights, you must do so as to all your shares of Laboratory Specialists Common Stock.

     Within 120 days after the Merger becomes effective (the "Effective Time"), Laboratory Specialists or any shareholder who has complied with Section 1091 and is otherwise entitled to appraisal rights, may (i) file a petition in the Oklahoma Court demanding a determination of the value of all Laboratory Specialists Dissenting Shares and (ii) upon written request, receive from Laboratory Specialists a statement setting forth the aggregate number of shares of Laboratory Specialists Common Stock not voted in favor of the Merger Agreement as to which demands for appraisal have been received and the aggregate number of holders of such shares. Laboratory Specialists does not intend to file such a petition. Upon the filing of any such petition by a shareholder, a copy must be served on Laboratory Specialists.

     If a petition for an appraisal is timely filed, the Oklahoma Court must determine the holders of Laboratory Specialists Dissenting Shares entitled to appraisal rights and the "fair value" of the Laboratory Specialists Dissenting Shares. In determining the fair value, the court may consider all relevant factors, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

     If you demand an appraisal under Section 1091, you will not, after the Effective Time, be entitled to vote the shares subject to the demand for any purpose or to receive dividends or other distributions on the shares (except dividends or other distributions, if any, payable to shareholders of record as of a date before the Effective Time).

     If you demand appraisal under Section 1091 and subsequently withdraw your demand or lose your right to appraisal, your shares of Laboratory Specialists Common Stock will be converted into shares of Kroll-O'Gara Common Stock in accordance with the Merger Agreement. You will lose your right to appraisal (i) if you fail to file a written objection before the vote on the Merger Agreement,
(ii) if you vote in favor of approval of the Merger Agreement, (iii) if no petition for appraisal is filed within 120 days after the Effective Time, or
(iv) if you withdraw your demand for appraisal within 60 days after the Effective Time.

                              THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below is not complete. For full information, you should read the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Appendix A.

TERMS OF THE MERGER

     The Merger. Merger Sub will merge with and into Laboratory Specialists, the separate corporate existence of Merger Sub will cease, and Laboratory Specialists will continue as the surviving corporation ("Surviving Corporation"). The Surviving Corporation will be a wholly-owned subsidiary of Kroll-O'Gara.

     Effective Time. As promptly as practicable (and in any event within two business days) after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Kroll-O'Gara and Laboratory Specialists will complete the Merger by filing a Certificate of Merger with the Secretary of State of the State of Oklahoma (the time of such filing being the "Effective Time").

     Conversion of Laboratory Specialists Common Stock in the Merger. At the Effective Time, each share of Laboratory Specialists Common Stock issued and outstanding immediately prior to the Effective Time (excluding Laboratory Specialists Dissenting Shares, treasury shares and shares held by Kroll-O'Gara or any subsidiary of Laboratory Specialists or Kroll-O'Gara) will be converted into the right to receive validly issued, fully paid and nonassessable shares of Kroll-O'Gara Common Stock.

     The number of shares of Kroll-O'Gara Common Stock that will be received by a holder of Laboratory Specialists Common Stock (the "Merger Consideration") is based on the following formula:

     X if the "Average Stock Price" of Kroll-O'Gara Common Stock is lower than
       $24, each share of Laboratory Specialist Common Stock will be converted into the right to receive the fraction of one share of Kroll-O'Gara Common Stock equal to the product of one and a fraction, the numerator of which is $5.00 and the denominator of which is the Average Stock Price; except that, if the product so obtained is greater than 0.2778, the product will be deemed to be 0.2778; or

     X if the Average Stock Price of Kroll-O'Gara Common Stock is equal or greater than $24, then each share of Laboratory Specialist Common Stock will be converted into the right to receive 0.2102 share of Kroll-O'Gara Common Stock.

For purposes of this formula:

     X "Average Stock Price" means the average of the Daily Per Share Price during the Measurement Period.

     X "Daily Per Share Price" for any trading day means the weighted average of the per share selling prices on the Nasdaq National Market of Kroll-O'Gara Common Stock for such day; if Kroll-O'Gara Common Stock does not trade on a trading day, the Daily Per Share Price for that day will be the average of the closing bid and ask prices for the day.

     X "Measurement Period" means the twenty trading days ending three trading days prior to the Special Meeting.

     Assumption of Outstanding Stock Options and Warrants. At the Effective Time, each outstanding stock option and warrant to purchase Laboratory Specialists Common Stock will be amended to become an option or warrant to acquire the number of shares of Kroll-O'Gara Common Stock that the holder of such stock option or warrant would have been entitled to receive in the Merger had the holder exercised the option or warrant in full immediately prior to the Effective Time (whether or not the option or warrant was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Laboratory Specialists Common Stock purchasable pursuant to the stock option or warrant divided by (y) the number of shares of Kroll-O'Gara Common Stock deemed purchasable pursuant to such stock option or warrant. The number of shares of Kroll-O'Gara Common Stock that may be purchased upon exercise of a stock option or warrant will not include any fractional share and, upon exercise of the stock option or warrant, a cash payment will be made for any fractional share based upon the Closing Price of a share of Kroll-O'Gara Common Stock on the trading day immediately preceding the date of exercise. "Closing Price" means, on any day, the last reported sale price per share of Kroll-O'Gara Common Stock on the Nasdaq National Market.

     The shares of Kroll-O'Gara Common Stock issuable upon exercise of the stock options and warrants are included in the shares of Kroll-O'Gara Common Stock registered under the Securities Act through this Proxy Statement/Prospectus. Kroll-O'Gara will use its best efforts to maintain the effectiveness of such registration for so long as the stock options and warrants remain outstanding.

     Fractional Shares. No fractional shares of Kroll-O'Gara Common Stock will be issued in the Merger. Instead, Kroll-O'Gara will pay each Laboratory Specialists shareholder who would otherwise have been entitled to a fractional share of Kroll-O'Gara Common Stock an amount equal to such fraction multiplied by the Closing Price on the date of the Effective Time.

EXCHANGE OF CERTIFICATES

     Exchange Agent. Kroll-O'Gara and Laboratory Specialists will jointly designate a bank or trust company (the "Exchange Agent") to act as exchange agent for the Merger.

     Exchange Procedures. As soon as reasonably practicable after the Effective Time, Kroll-O'Gara will instruct the Exchange Agent to mail to each record holder of Laboratory Specialists Common Stock at the Effective Time a letter of transmittal and instructions for exchanging certificates representing Laboratory Specialists Common Stock for certificates evidencing Kroll-O'Gara Common Stock. You will have to follow the instructions and surrender your certificate(s) for Laboratory Specialists Common Stock, together with the properly executed letter of transmittal, and any other required documents, to the Exchange Agent. You then will be entitled to receive (i) certificates for that number of whole shares of Kroll-O'Gara Common Stock which you have the right to receive in the Merger, (ii) any dividends or other distributions on the Kroll-O'Gara Common Stock declared or made after the Effective Time to which you may be entitled, and (iii) cash in respect of any fractional share of Kroll-O'Gara Common Stock. Until so surrendered, each outstanding certificate that, prior to the Effective Time, represented shares of Laboratory Specialists Common Stock (other than Laboratory Specialists Dissenting Shares) will be deemed, for all corporate purposes other than the payment of dividends, and subject to the payment of cash in lieu of fractional shares, to evidence the ownership of the number of whole shares of

Kroll-O'Gara Common Stock into which such shares of Laboratory Specialists Common Stock have been converted.

     Distributions With Respect to Unexchanged Shares. If any dividends or other distributions are declared or made after the Effective Time on shares of Kroll-O'Gara Common Stock, you will not receive them until you surrender your Laboratory Specialists share certificates. When you do surrender your certificates, Kroll-O'Gara will pay you, without interest, any dividends or other distributions with a record date after the Effective Time previously paid to holders of Kroll-O'Gara Common Stock.

     Transfers of Ownership. If you want any certificate for shares of Kroll-O'Gara Common Stock to be issued in a name other than that in which the Laboratory Specialists certificate surrendered in exchange is registered, your Laboratory Specialists certificate must be properly endorsed and otherwise in proper form for transfer. You also must pay to Kroll-O'Gara or its agent any resulting transfer (or other) tax, or establish to the satisfaction of Kroll-O'Gara that such tax has been paid or is not payable.

     Escheat and Withholding. Neither Kroll-O'Gara, Merger Sub nor Laboratory Specialists will be liable to you for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Kroll-O'Gara or the Exchange Agent will deduct from the Merger Consideration paid to you any amounts that Kroll-O'Gara or the Exchange Agent is required to withhold under any provision of federal, state, local or foreign tax law.

     Lost, Stolen or Destroyed Certificates. The Exchange Agent will issue Kroll-O'Gara Common Stock in exchange for a lost, stolen or destroyed Laboratory Specialists stock certificate upon receipt of an affidavit of that fact by the owner of the certificate. However, Kroll-O'Gara may, in its discretion, require you to deliver a reasonable indemnity bond against any claim that may be made against Kroll-O'Gara or the Exchange Agent with respect to a certificate alleged to have been lost, stolen or destroyed.

     DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO LABORATORY SPECIALISTS SHAREHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME EXPLAINING HOW TO EXCHANGE LABORATORY SPECIALISTS CERTIFICATES FOR KROLL-O'GARA CERTIFICATES. YOU SHOULD NOT SEND IN YOUR LABORATORY SPECIALISTS SHARE CERTIFICATES UNTIL YOU RECEIVE YOUR TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Laboratory Specialists and of Kroll-O'Gara. Those relate, among other things, to the following matters (which, in certain cases, are subject to specified exceptions):

          (i) Corporate Status. The organization, good standing, qualification and capitalization are as described in the Merger Agreement and, except as stated, there are no commitments by Laboratory Specialists to issue capital stock;

          (ii) Approvals and Filings. There are no governmental or regulatory approvals or filings required to complete the Merger, or needed to prevent the termination of governmental or regulatory licenses or permits where the effect of such termination could reasonably be expected to have a material adverse effect on the business, assets or financial condition of Laboratory Specialists or Kroll-O'Gara, as the case may be (a "Material Adverse Effect");

          (iii) Absence of Conflict. The Merger will not conflict with charter documents, laws or agreements to which such party is subject, and the only consents required for the completion of the Merger are as set forth except for those which might not reasonably be expected to have a Material Adverse Effect;

          (iv) Accuracy of Reports and Financial Statements. Each party has filed its required reports and documents with the Securities and Exchange Commission ("SEC") and there are no material misstatements contained in these filings. Certain financial statements delivered to the other party have been prepared fairly and in accordance with generally accepted accounting principles and there are no undisclosed liabilities that could reasonably be expected to have a Material Adverse Effect;

          (v) Conduct of Business. Since the beginning of the current fiscal year and until completion of the Merger, each has conducted its business in the ordinary course and there has been an absence of certain changes or events, including the occurrence of a Material Adverse Effect;

          (vi) Pooling of Interests Accounting. There are no actions that reasonably could be expected to prevent the Merger from being accounted for as a pooling of interests;

          (vii) Absence of Material Untrue Statements. There are no material untrue statements in this Proxy Statement/Prospectus or the Registration Statement filed with the SEC of which it is a part; and

          (viii) Other Matters. The Merger Agreement also includes representations and warranties dealing with employee relations, benefit plans, title to properties owned by Laboratory Specialists, compliance with laws, the absence of litigation that could reasonably be expected to have a Material Adverse Effect, intellectual property rights, contracts, the validity and standing of any required permits and authorizations, compliance with environmental laws, maintenance of books and records, Year 2000 compliance, customers, and Laboratory Specialists' acquisitions and relationships and transactions with affiliates.

CONDUCT OF BUSINESS PENDING THE MERGER

     Conduct of Business by Laboratory Specialists. Prior to the Effective Time, Laboratory Specialists will conduct its business only in the ordinary course of business and in a manner consistent with past practice. Laboratory Specialists also will use reasonable commercial efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which it has significant business relations. For all of these purposes, and those described below, Laboratory Specialists' agreements cover actions by its subsidiaries. Except as contemplated by the Merger Agreement:

          (i) Amendments. Laboratory Specialists will not amend its Certificate of Incorporation or Bylaws;

          (ii) Changes in Capital Structure or Assets. Laboratory Specialists will not change its capital structure, including issuing or repurchasing stock, or sell, pledge or otherwise dispose of its assets, declare or pay any dividend or distribution or amend the terms of any of its securities (except for issuances of shares of Laboratory Specialists Common Stock as a result of the exercise of stock options and warrants);

          (iii) Issue of Indebtedness; Capital Expenditures or
     Acquisitions. Without the consent of Kroll-O'Gara, Laboratory Specialists will not acquire any other business or incur any additional indebtedness or, except in the ordinary course of business and consistent with past practice, incur or guarantee or otherwise become responsible for any material indebtedness or make any capital expenditures or purchase any fixed assets in excess of set amounts;

          (iv) Employment Matters. Laboratory Specialists will not change any compensation arrangements or make any promises to pay any bonus or extra compensation to any director, officer, employee, salesman or agent, increase any employee benefits, or make any commitment to adopt an additional employee benefit plan;

          (v) Material Change or Election. Laboratory Specialists will not make any material change to accounting policies or procedures, or make any material tax election inconsistent with past practice, or settle or compromise any material tax liability or agree to an extension of a statute of limitations;

          (vi) Satisfaction of Claims or Liabilities. Laboratory Specialists will not pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practices; and

          (vii) Other Actions. Laboratory Specialists will not take or agree to take any of the above actions, or any other actions which would make any of its representations or warranties in the Merger Agreement untrue or incorrect, or prevent it from performing its covenants under the Merger Agreement.

     No Solicitation. The Merger Agreement provides that Laboratory Specialists will not, directly or indirectly:

          (i) solicit, engage in discussions or negotiate with any person or take any other action to facilitate the efforts of any person, other than Kroll-O'Gara, relating to the possible acquisition of Laboratory Specialists or any of its subsidiaries or any material portion of its or their capital stock or assets (an "Alternative Acquisition");

          (ii) provide information with respect to Laboratory Specialists or any of its subsidiaries to any person, other than Kroll-O'Gara;

          (iii) enter into an agreement with any person, other than Kroll-O'Gara, providing for a possible Alternative Acquisition; or

          (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any person, other than by Kroll-O'Gara.

     These prohibitions do not apply to certain discussions and negotiations relating to an Alternative Acquisition if a third party which the Laboratory Specialists Board has determined (based on the advice of its investment bankers) is financially capable of completing the Alternative Acquisition and which is not an affiliate of Laboratory Specialists makes a bona fide written proposal to the Laboratory Specialists Board to acquire Laboratory Specialists or any of its subsidiaries through an Alternative Acquisition, and the third party's proposal identifies a price or range of values to be paid for all outstanding securities or assets that the Laboratory Specialists Board determines, in good faith, is more favorable to the shareholders of Laboratory Specialists, from a financial point of view, than the terms of the Merger (a "Superior Proposal").

     Laboratory Specialists must give 48 hours prior notice to Kroll-O'Gara of the material terms of the proposed Alternative Acquisition before accepting or entering into an agreement concerning an Alternative Acquisition. Once this is done, Laboratory Specialists may (i) change its recommendation concerning the Merger, and (ii) enter into an agreement with the third party relating to the Alternative Acquisition, provided that Laboratory Specialists immediately makes payment in full to Kroll-O'Gara of the fee described below.

     Conduct of Business by Kroll-O'Gara. Prior to the Effective Time, Kroll-O'Gara (including its subsidiaries) will conduct its business in the ordinary course consistent with past practice, except for actions, consistent with the Merger Agreement, to facilitate the Merger. Except as contemplated by the

Merger Agreement Kroll-O'Gara will not: (i) amend its Articles of Incorporation or Code of Regulations; (ii) declare or pay any cash dividend or other distribution; (iii) take any action to delist its securities; or (iv) take or agree to take any action which would make any of its representations or warranties in the Merger Agreement untrue or incorrect or prevent it from performing its covenants under the Merger Agreement.

ADDITIONAL AGREEMENTS

     Access to Information; Confidentiality. Upon reasonable notice and subject to any other agreement by which it is bound, each of Laboratory Specialists and Kroll-O'Gara will afford the other reasonable access to its properties, books, contracts, commitments and records and will furnish promptly to the other all information concerning its business, properties and personnel as the other may reasonably request. Each party has agreed to keep such information confidential.

     Consents; Approvals. Laboratory Specialists and Kroll-O'Gara have agreed to use their reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders, and to make all required filings, necessary to complete the Merger.

     Indemnification. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the same indemnification provisions set forth in the Certificate of Incorporation and Bylaws of Laboratory Specialists. Unless required by law, these provisions will not be amended, repealed or modified for a period of three years from the Effective Time in any manner that would adversely affect the rights of the individuals who, at the Effective Time, were directors or officers of Laboratory Specialists.

     After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Articles of Incorporation or Bylaws, indemnify and hold harmless each present and former director of Laboratory Specialists or any of its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in Laboratory Specialists Certificate of Incorporation or Bylaws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of three years after the date of the Merger Agreement.

     Notification of Certain Matters. Each of Laboratory Specialists and Kroll-O'Gara has agreed to give the other prompt notice of any event which is likely to cause any of its representations or warranties in the Merger Agreement to be materially untrue or inaccurate, or of any failure by it materially to comply with any covenant, condition or agreement in the Merger Agreement.

     Further Action/Tax Treatment. Kroll-O'Gara and Laboratory Specialists will use all commercially reasonable efforts to consummate as promptly as practicable the transactions contemplated by the Merger Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to their obligations under the Merger Agreement, except that Kroll-O'Gara is under no obligation to agree to divest, abandon, license or take similar action with respect to any assets. In addition, each of the parties has agreed to use its commercially reasonable efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from so qualifying.

     Treatment of Options and Warrants. Laboratory Specialists will use its best efforts to obtain the agreements of holders of stock options and warrants to purchase shares of Laboratory Specialists Common Stock that these options and warrants will instead become rights to purchase shares of Kroll-O'Gara Common Stock.

     Accountant's Letters. Upon reasonable notice from the other, Laboratory Specialists will use its best efforts to cause Arthur Andersen LLP to deliver to Kroll-O'Gara, and Kroll-O'Gara will use its best efforts to cause Arthur Andersen LLP to deliver to Laboratory Specialists, letters covering such matters as are requested by Kroll-O'Gara or Laboratory Specialists, as the case may be, and as are customarily addressed in accountants' "comfort" letters.

     Pooling Accounting Treatment. Each of Kroll-O'Gara and Laboratory Specialists has agreed not to take any action that would reasonably be expected to adversely affect the ability of Kroll-O'Gara to treat the Merger as a pooling of interests.

CONDITIONS TO THE MERGER

     Conditions to Obligation of Each Party to Effect the Merger. The obligations of each of Kroll-O'Gara and Laboratory Specialists to complete the Merger are subject to the satisfaction, at or prior to the Effective Time, of various conditions, including:

          (i) Shareholder Approval. The Merger Agreement must have been approved by the requisite vote of the shareholders of Laboratory Specialists;

          (ii) Listing. The Kroll-O'Gara Common Stock issuable in the Merger must be listed on the Nasdaq National Market, upon official notice of issuance;

          (iii) Hart-Scott-Rodino Approval. All waiting periods applicable to the consummation of the Merger under the HSR Act must have expired or terminated;

          (iv) Governmental Actions. There must not be any pending or threatened action, proceeding or inquiry by any governmental authority or administrative agency, or any other legal restraint, preventing or seeking to prevent Kroll-O'Gara from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Kroll-O'Gara of its business or assets, or compelling or seeking to compel Kroll-O'Gara to dispose of or hold separate all or any material portion of its business or assets, as a result of the Merger;

          (v) Illegality. There must not be any statute, rule, regulation or order which makes the consummation of the Merger illegal; and

          (vi) Tax Opinions. Laboratory Specialists and Kroll-O'Gara must have received written opinions of Dunn, Swan & Cunningham and Kramer Levin Naftalis & Frankel LLP, respectively, in form and substance reasonably satisfactory to them, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code.

     Additional Conditions to Obligations of Kroll-O'Gara and Merger Sub. The obligations of Kroll-O'Gara and Merger Sub to effect the Merger are subject to additional conditions, including:

          (i) the representations and warranties of Laboratory Specialists contained in the Merger Agreement must be true and correct in all respects on and as of the Effective Time, except where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect;

          (ii) Laboratory Specialists must have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement;

          (iii) Laboratory Specialists must have obtained all material required consents, waivers, approvals, authorizations or orders, and made all material required filings, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on the Surviving Corporation or Kroll-O'Gara;

          (iv) Kroll-O'Gara must have received an opinion of Arthur Andersen LLP in form and substance reasonably satisfactory to Kroll-O'Gara, regarding the qualification of the Merger for pooling of interests accounting treatment;

          (v) Kroll-O'Gara must have received the agreement of each holder of options or warrants to purchase shares of Laboratory Specialists Common Stock that the holder will instead have the right to purchase shares of Kroll-O'Gara Common Stock; and

          (vi) Kroll-O'Gara must have received from each "affiliate" of Laboratory Specialists an agreement to comply with the restrictions on affiliates under Rule 145 under the Securities Act and under pooling of interests accounting treatment.

     Additional Conditions to Obligation of Laboratory Specialists. The obligation of Laboratory Specialists to effect the Merger is subject to additional conditions, including:

          (i) the representations and warranties of Kroll-O'Gara and Merger Sub contained in the Merger Agreement must be true and correct in all respects on and as of the Effective Time, except where the failure could not reasonably be expected to have a Material Adverse Effect;

          (ii) Kroll-O'Gara and Merger Sub must have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement; and

          (iii) Kroll-O'Gara and Merger Sub must have obtained all material required consents, waivers, approvals, authorizations or orders, and made all material required filings, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect on Kroll-O'Gara.

TERMINATION

     Conditions to Termination. Subject to notice requirements and rights to cure defaults or breaches, the Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding its approval by the shareholders of Laboratory Specialists:

          (i) by mutual written consent authorized by the Boards of Directors of Kroll-O'Gara and Laboratory Specialists; or

          (ii) by either Kroll-O'Gara or Laboratory Specialists if the Merger is not completed by March 31, 1999 (except that any party whose failure to fulfill any obligation under the Merger Agreement has prevented consummation of the Merger by such date cannot terminate the Merger Agreement for this reason); or

          (iii) by either Kroll-O'Gara or Laboratory Specialists if there is a nonappealable final order, decree or ruling or other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

          (iv) by Kroll-O'Gara or Laboratory Specialists, if the requisite vote of the shareholders of Laboratory Specialists is not obtained by March 15, 1999; or

          (v) by Kroll-O'Gara or Laboratory Specialists, (1) if any representation or warranty of Laboratory Specialists or Kroll-O'Gara and Merger Sub, respectively, in the Merger Agreement was untrue when made, or
     (2) upon a breach of any covenant or agreement on the part of Laboratory

     Specialists or Kroll-O'Gara, respectively, in the Merger Agreement, such that the conditions to the other party's obligations would not be satisfied; or

          (vi) by Kroll-O'Gara, if any representation or warranty of Laboratory Specialists shall have become untrue such that the conditions to Kroll-O'Gara's obligations would not be satisfied, or by Laboratory Specialists, if any representation or warranty of Kroll-O'Gara and Merger Sub shall have become untrue such that the conditions to Laboratory Specialists' obligations would not be satisfied; or

          (vii) by Laboratory Specialists if it proposes to accept a Superior Proposal; or

          (viii) by Laboratory Specialists, if (x) the Average Stock Price is less than $18 per share, (y) on or before the second trading day prior to the date of the Special Meeting, Laboratory Specialists delivers to Kroll-O'Gara written notice of its intention to terminate the Merger Agreement and (z) Kroll-O'Gara has not agreed, on or before one trading day prior to the date of the Special Meeting, to exchange each share of Laboratory Specialists Common Stock (excluding Laboratory Specialists Dissenting Shares) into the right to receive the fraction of one share of Kroll-O'Gara Common Stock equal to the product of one and a fraction, the numerator of which is $5.00 and the denominator of which is the Average Stock Price. If Kroll-O'Gara delivers its notice specified in clause (z) of the Merger Agreement, Laboratory Specialists will not have the right to terminate the Merger Agreement pursuant to this provision of the Merger Agreement.

     Termination Fees. Except as set forth below, all fees and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring the expenses, whether or not the Merger is consummated, except that Kroll-O'Gara and Laboratory Specialists will share equally all filing fees and printing expenses incurred in connection with this Proxy Statement/Prospectus.

     Laboratory Specialists will pay Kroll-O'Gara a fee of $1,500,000 upon the termination of the Merger Agreement as a result of Laboratory Specialists proposing to accept a Superior Proposal.

     Laboratory Specialists will reimburse Kroll-O'Gara for its out-of-pocket expenses relating to the Merger (up to a maximum of $350,000) if:

          (i) the Merger Agreement is terminated because it is not approved by the shareholders of Laboratory Specialists at the Special Meeting or by March 15, 1999; or

          (ii) as a result of any action by Laboratory Specialists, Kroll-O'Gara does not receive the opinion of its accountants that the Merger qualifies for pooling of interests accounting treatment.

AMENDMENT AND WAIVER

     The Merger Agreement may be amended in writing by the parties at any time prior to the Effective Time. After approval of the Merger by the shareholders of Laboratory Specialists, no amendment may be made which by law requires shareholder approval without such further approval.

     At any time prior to the Effective Time, any party to the Merger Agreement may extend the time for the performance of any of the obligations or other acts of another party, waive any inaccuracies in the representations and warranties of another party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or waive compliance with any of the agreements or conditions of another party contained in the Merger Agreement. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound.

                          MARKET PRICES AND DIVIDENDS

MARKET PRICES

     Kroll-O'Gara Common Stock trades on the Nasdaq National Market under the symbol "KROG." Trading in Kroll-O'Gara Common Stock began on November 13, 1996, at the time of Kroll-O'Gara's initial public offering. On October 29, 1998, there were approximately 950 beneficial owners of Kroll-O'Gara Common Stock.

     Laboratory Specialists Common Stock trades on the Nasdaq SmallCap Market under the symbol "LABZ." On October 29, 1998, there were approximately 1,600 beneficial owners of Laboratory Specialists Common Stock. The quotations for Laboratory Specialists Common Stock reflect inter-dealer prices without adjustment for retail markups, markdowns or commissions and may not reflect actual transactions.

     The table below sets forth the high and low sale prices for Kroll-O'Gara Common Stock and the high and low closing bid quotations for Laboratory Specialists Common Stock as reported by The Nasdaq Stock Market for the periods indicated.

                                                                             LABORATORY
                                                         KROLL-O'GARA       SPECIALISTS
                                                       ----------------    --------------
                                                        HIGH      LOW      HIGH      LOW
                                                       ------    ------    -----    -----
1996
  First Quarter......................................  $   --    $   --    $4.00    $2.88
  Second Quarter.....................................      --        --     3.69     3.00
  Third Quarter......................................      --        --     3.38     2.38
  Fourth Quarter.....................................    9.75      8.25     3.25     2.56
1997
  First Quarter......................................   13.25      9.00     3.13     2.25
  Second Quarter.....................................   13.00      9.00     2.88     2.13
  Third Quarter......................................   15.00     10.25     3.69     2.56
  Fourth Quarter.....................................   20.00     16.00     6.19     3.16
1998
  First Quarter......................................   19.25     16.50     5.13     4.13
  Second Quarter.....................................   22.00     17.00     5.31     4.31
  Third Quarter......................................   26.00     18.50     4.75     3.50
  Fourth Quarter.....................................
     (through November 9, 1998)

DIVIDENDS

     Kroll-O'Gara anticipates that any future earnings will be retained to finance its operations and for the growth and development of its business. Accordingly, Kroll-O'Gara currently does not anticipate paying cash dividends on its shares of Common Stock in the foreseeable future. Additionally, the terms of Kroll-O'Gara Senior Notes and the credit agreement with its bank require maintenance of certain financial ratios which may limit the funds available for cash dividends. The payment of any future dividends will be subject to the discretion of the Board of Directors of Kroll-O'Gara and will depend on Kroll-O'Gara's results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal restrictions on the payment of dividends and other factors its Board of Directors deems relevant.

     Laboratory Specialists has never paid a cash dividend on the Laboratory Specialists Common Stock. Laboratory Specialists' dividend policy has been to retain earnings to support the expansion of operations. If the Merger is not completed, the Laboratory Specialists Board currently does not intend to pay cash dividends on the Laboratory Specialists Common Stock in the foreseeable future. Any future cash dividends would depend on earnings, capital requirements, Laboratory Specialists' financial condition and other factors then deemed relevant by the Laboratory Specialists Board.

                            THE KROLL-O'GARA COMPANY

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with Kroll-O'Gara's Consolidated Financial Statements and Notes. As a result of the acquisitions made by Kroll-O'Gara in 1997 and 1998, financial results from period-to-period may lack comparability. Additionally, prior to December 1, 1997, Kroll-O'Gara reported revenue under the categories Security Hardware Products, Security Systems Integration and Security Services. Effective December 1, 1997, Kroll-O'Gara recategorized its groups as Security Products and Services, Investigations and Intelligence and Voice and Data Security. Kroll-O'Gara has reclassified its historical revenue amounts to conform to the current categories.

GENERAL

     Kroll-O'Gara is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of security needs. Kroll-O'Gara reports its revenue through three groups. The Security Products and Services Group markets ballistic and blast protected vehicles to businesses, individuals, and governments. It also offers security services such as training, risk and crisis management services, and site security systems. The Investigations and Intelligence Group offers business intelligence and investigation services to clients worldwide. The Voice and Data Security Group offers secure satellite communication equipment, satellite navigation systems, and computer hardware and software security.

     On May 5, 1998, Kroll-O'Gara completed a public offering of 3,200,000 shares of its Common Stock at $20.50 per share (the "Offering"), resulting in net proceeds to Kroll-O'Gara of $60.4 million. A portion of the net proceeds was used to pay off $14.8 million of the indebtedness of Kroll-O'Gara, with the balance available for potential acquisitions, working capital and other general corporate purposes. In addition to the shares sold by Kroll-O'Gara, certain shareholders sold 1,860,000 shares of Kroll-O'Gara Common Stock in conjunction with the Offering. The Offering followed Kroll-O'Gara's initial public offering, which was completed on November 15, 1996 and resulted in the issuance of 2,048,000 shares of Common Stock.

     Merger with KHI. The merger with KHI was completed on December 1, 1997. In the KHI merger, 6,098,561 shares of Common Stock were issued and an aggregate of $14.5 million in outstanding indebtedness of KHI was repaid. Approximately 550,000 additional shares of Kroll-O'Gara Common Stock were reserved for issuance upon the exercise of options held by KHI employees, which were assumed by Kroll-O'Gara. Revenues of KHI comprise all of those reported by the Investigations and Intelligence Group as well as certain revenues in the other two Groups.

     Acquisitions-1997. On February 5, 1997, Kroll-O'Gara completed the acquisition of all of the shares of Next Destination, Ltd ("Next Destination") of Salisbury, the United Kingdom, a distributor of high technology products for the global positioning satellite and satellite communication markets. The purchase price consisted of 170,234 shares of Kroll-O'Gara Common Stock (valued at approximately $1.9 million or $10.88 per share) and $1.6 million in seller-provided financing, in the form of secured, three-year 6% notes. Next Destination, which had been selling the portable satellite terminal offered by Kroll-O'Gara, reports revenue through the Voice and Data Security Group. For accounting purposes, the acquisition was effective February 1, 1997, and the results of operations of Next Destination are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     On February 12, 1997, Kroll-O'Gara completed the acquisition of all of the shares of Labbe, S.A. ("Labbe") a leading armorer of commercial and private vehicles headquartered in Lamballe, France. The purchase price consisted of $10.7 million in cash and 376,597 shares of Kroll-O'Gara Common Stock (valued at approximately $3.5 million or $9.29 per share). The acquisition of Labbe increased substantially the level of commercial revenue generated by the Security Products and Services Group and enhanced Kroll-O'Gara's competitive position due to an expanded product line, which includes cash-in-transit vehicles, and penetration into new markets, such as Europe and Africa. For accounting purposes, the acquisition was effective January 1, 1997, and the results of operations of Labbe are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     On March 24, 1997, Kroll-O'Gara completed the acquisition of all the shares of International Training, Inc. ("ITI"), a provider of advanced security training headquartered near Washington, D.C. The purchase price consisted of $0.5 million in cash, 68,086 shares of Kroll-O'Gara Common Stock (valued at approximately $0.8 million or $11.89 per share) and $1.2 million in seller-provided financing in the form of unsecured, two-year 10% notes. ITI, which reports revenue through the Security Products and Services Group, added a number of new services, such as evasive and defensive driver training, terrorist surveillance training, force protection consulting and advanced weapons training, not previously available from Kroll-O'Gara. For accounting purposes, the acquisition was effective March 1, 1997, and the results of operations of ITI are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     Effective December 2, 1997, Kroll-O'Gara acquired all of the shares of ZAO IMEA ("IMEA"), as well as certain work in process of, and an agreement not to compete in Russia by, Acorn Communications Group, Inc. ("Acorn"). IMEA and Acorn had substantially common ownership prior to the acquisition. The purchase price of $3.0 million consisted of $0.6 million in cash and 138,889 shares of Kroll-O'Gara Common Stock (valued at approximately $2.4 million or $18.00 per share). IMEA is engaged in the business of selling cash-in-transit vehicles and other commercial bank equipment, such as safes, money counters and counterfeit detectors, throughout Russia; it reports revenue through the Security Products and Services Group. For accounting purposes, the acquisition was effective December 1, 1997, and the results of operations of IMEA are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     Acquisitions-1998. On March 16, 1998, Kroll-O'Gara acquired all of the shares of Corplex, Inc. ("Corplex"), a provider of investigative and executive protection services based in New York, New York. The purchase price consisted of 29,207 shares of Kroll-O'Gara Common Stock (valued at approximately $0.5 million or $17.98 per share). Corplex, which reports revenue through the Investigations and Intelligence Group, allows Kroll-O'Gara to streamline its use of subcontract investigators in the New York metropolitan area and to offer certain new products, such as executive protection and electronic countermeasure expertise, that are natural extensions of existing service areas. For accounting purposes, the acquisition was effective March 1, 1998, and the results of operations of Corplex are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     On June 15, 1998, Kroll-O'Gara acquired all of the capital stock of Lindquist Avey MacDonald Baskerville, Inc. ("Lindquist Avey"), a provider of forensic and investigative accounting services headquartered in Toronto, Canada. The purchase price consisted of $4.7 million in cash and 278,340 shares of Kroll-O'Gara Common Stock (valued at approximately $6.0 million or $21.52 per share). The acquisition of Lindquist Avey expands Kroll-O'Gara's forensic and investigative accounting service product line and establishes Kroll-O'Gara in a new geographic market. For accounting purposes, the acquisition was effective June 1, 1998, and the results of operations of Lindquist Avey are included in the consolidated results of operations of Kroll-O'Gara from that date forward. Lindquist Avey reports revenue through the Investigations and Intelligence Group.

     On September 1, 1998, Kroll-O'Gara acquired all of the capital stock of Kizorek, Inc. of Naperville, Illinois, now renamed InPhoto Surveillance, Inc. ("InPhoto"). The purchase price consisted of $0.8 million in cash and 352,381 shares of Kroll-O'Gara Common Stock (valued at approximately $8.2 million or $23.35 per share). InPhoto is a leading claims investigation agency which primarily provides video surveillance services to insurance companies, corporations and government agencies in connection with investigating exaggerated disability claims and other fraud. It reports revenue through the Investigations and Intelligence Group. For accounting purposes, the acquisition was effective July 1, 1998, and the results of operations of InPhoto are included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     On September 22, 1998, a wholly-owned subsidiary of Kroll-O'Gara, O'Gara-Hess & Eisenhardt de Colombia ("OHE de Colombia"), acquired all of the assets of Protec S.A. of Bogota, Colombia. Protec S.A. was engaged in the business of armoring cars in Colombia, South America, and also operated a facility for the manufacture of bullet- and smash-resistant glass for its own use and for sale to third parties. The purchase price consisted of $3.2 million in cash and 38,788 shares of Kroll-O'Gara Common Stock (valued at approximately $0.9 million or $22.95 per share). OHE de Colombia will report revenue through the Security Products and Services Group. For accounting purposes, the acquisition was effective September 30, 1998, and the results of operations of OHE de Colombia will be included in the consolidated results of operations of Kroll-O'Gara from that date forward.

     Revenue recognition. Kroll-O'Gara recognizes net sales from government and most commercial armoring contracts using the percentage-of-completion method calculated utilizing the cost-to-cost approach. Under this method, Kroll-O'Gara accrues estimated contract revenues based generally on the percentage that costs to date bear to total estimated costs and recognizes estimated contract losses in full when it becomes likely that a loss will occur. Accordingly, Kroll-O'Gara periodically reviews and revises contract revenues and total cost estimates as the work progresses and as change orders are approved. It reflects adjustments in contract revenues, based upon the percentage of completion, in the period when the estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported contract revenues, Kroll-O'Gara would recognize a credit or a charge against current earnings, which could be material. Contract costs include all direct material and labor costs, along with certain overhead costs allocated to contract production. Kroll-O'Gara records provisions for any estimated total contract losses on uncompleted contracts in the period in which it concludes that such losses will occur. Changes in estimated total contract costs will result in revisions to contract revenue. The revisions are recognized when determined.

     Kroll-O'Gara recognizes revenue from investigative and intelligence services as the services are performed. It records either billed or unbilled accounts receivable based on case-by-case invoicing determinations.

     Kroll-O'Gara recognizes revenue related to telecommunications equipment and services as equipment is shipped or as services are provided. It records revenue and related direct costs of brokered satellite time when payments are received from customers.

RESULTS OF OPERATIONS -- THREE AND SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE AND SIX MONTHS ENDED JUNE 30, 1998

     The following table sets forth, for the periods indicated, the items noted as a percentage of net sales:

                                                        FOR THE THREE      FOR THE SIX
                                                            MONTHS            MONTHS
                                                        ENDED JUNE 30,    ENDED JUNE 30,
                                                        --------------    --------------
                                                        1997     1998     1997     1998
                                                        -----    -----    -----    -----
Security products and services
  Military............................................   20.9%    25.5%    21.8%    23.7%
  Commercial..........................................   29.8     31.7     30.6     33.7
Intelligence and investigations.......................   38.4     33.2     38.7     33.2
Voice and data communications.........................   10.9      9.6      8.9      9.4
                                                        -----    -----    -----    -----
          Total net sales.............................  100.0%   100.0%   100.0%   100.0%
Cost of sales.........................................   67.1     67.3     67.3     67.6
                                                        -----    -----    -----    -----
     Gross profit.....................................   32.9     32.7     32.7     32.4
Operating expenses
     Selling and marketing............................    7.1      6.8      7.4      6.9
     General and administrative.......................   14.8     13.2     14.8     13.4
     Amortization of costs in excess of assets
       acquired.......................................    0.3      0.6      0.3      0.6
                                                        -----    -----    -----    -----
Operating income......................................   10.7     12.1     10.2     11.5
Other income (expense)
     Interest expense.................................   (2.6)    (1.9)    (2.4)    (2.1)
     Interest income..................................    0.1      0.5      0.2      0.3
     Other, net.......................................    0.7     (0.3)    (0.0)    (0.3)
                                                        -----    -----    -----    -----
Income before minority interest, provision for income
  taxes and extraordinary item........................    8.9     10.4      7.9      9.3
Minority interest.....................................   (0.2)      --     (0.1)      --
                                                        -----    -----    -----    -----
Income before provision for income taxes and
  extraordinary item..................................    8.7     10.4      7.8      9.3
     Provision for income taxes.......................    3.5      4.0      3.3      3.7
                                                        -----    -----    -----    -----
Income before extraordinary item......................    5.2      6.4      4.5      5.6
Extraordinary item, net...............................   (0.4)      --     (0.2)      --
                                                        -----    -----    -----    -----
Net income............................................    4.8%     6.4%     4.3%     5.6%
                                                        =====    =====    =====    =====

     NET SALES. Net sales for the three months ended June 30, 1998 were $59.4 million, an increase of $12.0 million, or 25%, from $47.4 million in the same period in 1997. For the six months ended June 30, net sales increased $23.2 million, or 26%, to $111.8 million in 1998 from $88.6 million in the same period in 1997.

     Security Products and Services Group. Net sales for the Security Products and Services Group for the three months ended June 30, 1998 increased $9.9 million, or 41%, to $33.9 million from $24.0 million for the same period in 1997. For the six months ended June 30, net sales for the Security Products and Services Group increased $17.7 million, or 38%, from $46.4 million in 1997 to $64.1 million in 1998. Both increases include net sales of commercial armoring products, which increased $4.7 million, or 33%, from $14.1 million in 1997 to $18.8 million for the three months ended June 30, 1998. For the six months ended June 30, net sales of commercial armoring products increased

$10.6 million, or 39%, from $27.1 million in 1997 to $37.7 million in 1998. The increase in commercial net sales was primarily due to continued growth in Kroll-O'Gara's international armoring divisions. During 1996 and 1997, Kroll-O'Gara initiated start-up armoring operations in Mexico, Brazil and the Philippines, and acquired Labbe and IMEA. Kroll-O'Gara will continue in its efforts to expand the operations of its existing foreign subsidiaries along with evaluating new acquisition opportunities and additional new markets.

     Also included in net sales for the Security Products and Services Group are sales of military products and services, which increased $5.2 million, or 53%, to $15.1 million in 1998 from $9.9 million for the same three month period in 1997. For the six months ended June 30, net sales of military products increased $7.2 million, or 37%, from $19.3 million in 1997 to $26.5 million in 1998. In April 1998, Kroll-O'Gara began work on a new contract with the U.S. Military to supply 738 armored HMMWVs to the U.S. Army and the U.S. Air Force (the "738 Contract"). Production on Kroll-O'Gara's previous contract with the U.S. Military for 360 Up-Armored HMMWV's (the "360 Contract") continued through July of 1998. The combination of production on the two contracts resulted in an increase in net sales. The convergence of the two contracts will have a favorable effect on the level of military net sales in the third quarter. In subsequent periods, production levels will be reduced as the 360 Contract ends and HMMWV production will be based solely on the 738 Contract.

     Based on certain internal requirements, the U.S. Air Force has dictated an aggressive delivery schedule for the 738 Contract. This delivery schedule will require Kroll-O'Gara to maintain an increased level of production for the Up-Armored HMMWV in comparison with production levels in previous periods. This increase in production will be reflected in an increase in net sales of military products over levels experienced in 1997 and the first quarter of 1998. This increase in net sales should continue through the balance of the 738 Contract, which is expected to last through 1999.

     Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $1.5 million, or 8%, from $18.2 million in the second quarter of 1997 to $19.7 million in the same period in 1998. For the six months ended June 30, net sales for the Investigations and Intelligence Group increased $2.9 million, or 8%, from $34.3 million in 1997 to $37.2 million in 1998. The increases in 1998 are primarily due to the inclusion of net sales from the acquisition of Lindquist Avey and Corplex in the first half of the year. Without acquisitions, net sales for the Investigations and Intelligence Group would have been $18.3 million and $35.7 million for the three and six months ended June 30, 1998, in comparison with $18.2 million and $34.3 million for the three and six months ended June 30, 1997.

     Voice and Data Communications Group. Net sales for the Voice and Data Communications Group increased $0.6 million, or 11%, from $5.1 million in 1997 to $5.7 million in 1998 for the three months ended June 30. For the six months ended June 30, net sales increased $2.7 million, or 34%, from $7.9 million in 1997 to $10.5 million in 1998. The level of sales was positively impacted by the inclusion, since the first quarter of 1997, of the Mini-M telephone for mobile, marine and vehicle applications in the product line offered by Next Destination. Additionally, Kroll-O'Gara has initiated relationships with certain mobile telephone and navigation equipment suppliers that have made product more readily available, making it possible for a faster turnover of inventory and increased net sales.

     COST OF SALES. Cost of sales for the three months ended June 30, 1998 increased $8.2 million, or 26%, to $40.0 million from $31.8 million in the same period in 1997. For the six months ended June 30, cost of sales increased $16.0 million, or 27%, from $59.6 million in 1997 to $75.6 million in 1998. The increase in cost of sales was due to the increased level of business activity experienced in 1998. Gross profit as a percentage of net sales for the three months ended June 30, 1998 was 32.7%, as compared with 32.9% for the same period in 1997. For the six months ended June 30, gross profit as a percent of net sales was 32.4% and 32.7% for 1998 and 1997, respectively.

     Kroll-O'Gara has historically experienced higher levels of gross profit as a percent of net sales in the Investigations and Intelligence Group as opposed to the Security Products and Services Group and the Voice and Data Communications Group. In the three and six months ended June 30, 1998, net sales for the Security Products and Services and Voice and Data Communications Groups increased as a percent of total net sales in comparison with the same periods in 1997. This change in product mix was the primary reason for the small decreases in gross profit as a percent of net sales.

     Gross profit as a percentage of net sales increased approximately 3% (from approximately 40% in 1997 to 43% in 1998) for the Investigations and Intelligence Group for the three and six months ended June 30. This increase was primarily due to the effect of certain cost-saving synergies attributable to the Merger and to a more efficient use of subcontract services.

     Management expects the level of gross profit as a percent of net sales to remain relatively consistent within each Group. However, if revenue from the Investigations and Intelligence Group increases as a percentage of total sales as management expects, consolidated gross profit as a percent of net sales may increase as well.

     OPERATING EXPENSES. Operating expenses for the three months ended June 30, 1998 increased $1.7 million, or 16%, to $12.2 million, compared to $10.5 million for the same period in 1997. For the six months ended June 30, 1997 and 1998, respectively, operating expenses increased $3.4 million, or 17%, from $20.0 million to $23.4 million. The increase is attributable primarily to an increase in the level of personnel and professional services required to administer the growth experienced by Kroll-O'Gara in 1998 and 1997.

     As a percent of net sales, operating expenses for the three months ended June 30 decreased from 22% in 1997 to 21% in 1998. For the six months ended June 30, operating expenses decreased from 23% in 1997 to 21% in 1998. As a result of investments made by Kroll-O'Gara in facilities and personnel in previous periods, Kroll-O'Gara did not require an additional commitment of fixed cost to achieve growth in net sales in 1998. As sales increase further, Kroll-O'Gara will be required to commit additional amounts of fixed cost to secure increased incremental net sales.

     INTEREST EXPENSE. Interest expense for the three months ended June 30, 1998 decreased $0.2 million, or 12%, to $1.1 million, compared to $1.3 million in the same period in 1997. For the six months ended June 30, interest expense increased from $2.1 million in 1997 to $2.4 million in 1998, a decrease of 12%. With the completion of the Offering, a significant portion of Kroll-O'Gara's indebtedness was paid off (approximately $14.8 million). As a result, Kroll-O'Gara experienced lower interest expense in the second quarter of 1998 and expects interest expense to be lower in comparison with 1997 for the remainder of 1998.

     Additionally, the agreement governing Kroll-O'Gara's Senior Notes (see "Liquidity and Capital Resources") contained a provision for a step down of the interest rate if certain criteria were met. Kroll-O'Gara complied with the specified criteria and the step down of rates commenced in the second quarter of 1998. The step down, which changed the interest rate from 9.56% to 8.56%, contributed to the decrease in interest expense in the second quarter of 1998.

     INTEREST INCOME. Interest income for the three months ended June 30, 1998 increased $0.2 million, or 457%, to $0.3 million, compared to $0.1 million in the same period in 1997. For the six months ended June 30, interest income increased from $0.2 million in 1997 to $0.4 million in 1998, an increase of 126%. Funds from the proceeds of the Offering that were not used to pay down debt or expenses were invested in short-term instruments with maturities of three months or less. The return on these investments is responsible for the increase in interest income in 1998. Management anticipates that it will continue to have funds available for investment in the foreseeable future. As a result, Kroll-O'Gara anticipates it will continue to experience higher levels of interest income in 1998 in comparison with 1997.

     PROVISION FOR INCOME TAXES. The provision for income taxes was $2.4 million for the three months ended June 30, 1998 in comparison with $1.6 million for the same period in 1998. For the six months ended June 30, the provision for taxes was $4.1 million and $2.9 million in 1998 and 1997, respectively. The effective tax rate for the first half of 1998 was 40% compared to 42% in the same period of 1997. The effective rate in the first half of 1997 was higher due to the fact that KHI did not book the tax benefit of certain foreign losses in the period.

RESULTS OF OPERATIONS -- YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

     The following table sets forth, for the periods indicated, the items noted as a percentage of net sales:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
Security products and services
  Military..................................................   17.4%    35.5%    23.0%
  Commercial................................................   23.2     16.0     32.5
Investigations and intelligence.............................   57.0     43.4     35.4
Voice and data security.....................................    2.4      5.1      9.2
                                                              -----    -----    -----
          Total net sales...................................  100.0%   100.0%   100.0%
Cost of sales...............................................   72.4     72.5     69.1
                                                              -----    -----    -----
  Gross profit..............................................   27.6     27.5     30.9
Operating expenses
  Selling and marketing.....................................   11.0      6.4      7.5
  General and administrative................................   22.0     15.6     14.8
  Merger related costs......................................     --       --      3.8
                                                              -----    -----    -----
Operating income (loss).....................................   (5.4)     5.5      4.7
Other income (expense):
  Interest expense..........................................   (3.3)    (2.0)    (2.5)
  Other, net................................................   (0.4)     0.2     (0.2)
                                                              -----    -----    -----
Income (loss) before minority interest, provision (benefit)
  for income taxes, extraordinary item and cumulative effect
  of change in accounting principle.........................   (9.1)     3.7      2.0
Minority interest...........................................     --       --      0.1
                                                              -----    -----    -----
                                                               (9.1)     3.7      1.9
Income (loss) before provision (benefit) for income taxes,
  extraordinary item and cumulative effect of change in
  accounting principle......................................
Provision (benefit) for income taxes........................   (1.5)    (0.1)     1.2
                                                              -----    -----    -----
                                                               (7.6)     3.8      0.7
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle..................
Extraordinary loss..........................................     --       --     (0.1)
                                                              -----    -----    -----
                                                               (7.6)     3.8      0.6
Income (loss) before cumulative effect of change in
  accounting principle......................................
Cumulative effect of change in accounting principle.........     --       --     (0.2)
                                                              -----    -----    -----
Net income (loss)...........................................   (7.6)%    3.8%     0.4%
                                                              =====    =====    =====

1997 COMPARED TO 1996

     NET SALES. Net sales increased $36.7 million, or 24%, from $153.7 million in 1996 to $190.4 million in 1997. The primary reasons for this increase were the acquisitions made in Kroll-O'Gara's Security Products and Services Group and Voice and Data Security Group in 1997.

     Security Products and Services Group. Net sales for the Security Products and Services Group increased $26.4 million, or 33%, from $79.2 million in 1996 to $105.6 million in 1997.

     The Group's net sales for 1997 from commercial products and services were $61.8 million, an increase of $37.3 million, or 152%, over 1996. This increase was due to several factors, including primarily the incorporation of net sales from Labbe and ITI in the Group's results. Excluding acquisitions, net sales from commercial products and services increased $12.7 million, or 52%. Kroll-O'Gara experienced significant growth in its Brazilian and Mexican armoring subsidiaries, a trend management believes will continue for the foreseeable future. With the purchase of IMEA and the initiation of a start-up armoring operation in the Philippines, the Security Products and Services Group continued its expansion in existing and new markets. Kroll-O'Gara will continue to seek out new acquisition opportunities and additional new markets for its security products and services.

     In 1996, the U.S. Military requested accelerated production of Up-Armored HMMWVs. This resulted in net sales of $54.6 million in 1996. Military net sales returned to a non-accelerated level in 1997, resulting in net sales from military products decreasing by $10.9 million, or 20%, to $43.7 million in 1997. Management expects net sales from military products to remain at a level comparable to 1997 for the foreseeable future.

     Investigations and Intelligence Group. Net sales of the Investigations and Intelligence Group in 1997 were derived from the activities of KHI. Throughout 1997, KHI was actively involved in various strategic discussions that contemplated a sale of the company. Pending the outcome of such discussions, KHI delayed implementation of its internal growth plans. Furthermore, uncertainties regarding the outcome of the discussions resulted in the departure of certain KHI managers prior to the merger with The O'Gara Company. Finally, in connection with the KHI merger and in an effort to improve its cost structure, Kroll-O'Gara reduced personnel in certain markets. As a result of these factors, net sales for the Investigations and Intelligence Group increased only $0.7 million, or 1%, from $66.7 million in 1996 to $67.4 million in 1997. The change in 1997 was attributable primarily to an increase in net sales from business intelligence services, which includes due diligence work and services related to corporate mergers and acquisitions, offset by a decline in net sales from investigations.

     During the fourth quarter, the Investigations and Intelligence Group reactivated its growth plan to open offices in Boston, Mexico City and Dallas and to pursue related acquisitions. Kroll-O'Gara expects these initiatives will have a favorable impact on growth of net sales in 1998.

     Voice and Data Security Group. During 1997, Kroll-O'Gara replaced its primary wholesale distributor, acquired Next Destination, a subdistributor, and reconfigured its distribution product mix to focus on the sale of satellite communications equipment in addition to satellite navigation equipment. As a result, Kroll-O'Gara experienced a growth rate in 1997 approximately five to six times higher than normal. Net sales for the Voice and Data Security Group were $17.4 million in 1997, an increase of $9.7 million, or 124%, from $7.8 million in 1996. Kroll-O'Gara expects growth in this segment to return to a more normal rate in 1998.

     COST OF SALES AND GROSS PROFIT. Cost of sales for 1997 increased $20.2 million, or 18%, from $111.5 million in 1996 to $131.6 million in 1997. The increase in cost of sales was due to increases in Kroll-O'Gara's level of business activity as result of the acquisitions made in 1997.

     Security Products and Services Group. Gross profit as a percent of net sales for the Security Products and Services Group increased from 25.8% in 1996 to 28.4% in 1997. As revenues and costs are recognized using the percentage-of-completion method of accounting, actual cost and gross profit may be revised from previously estimated amounts.

     Historically Kroll-O'Gara has experienced a higher gross profit percent related to net sales of commercial armoring products in comparison with those of military armoring products. In the future, Kroll-O'Gara expects to increase its percentage of sales from commercial armoring products. However, because Kroll-O'Gara's gross profit percentage was affected favorably by adjustments resulting from performance on certain contracts in 1997, Kroll-O'Gara does not expect to maintain the 1997 gross profit percentage level in 1998.

     Investigations and Intelligence Group. Gross profit as a percent of net sales for the Investigations and Intelligence Group increased from 29.4% in 1996 to 38.0% in 1997. Gross profit percent in 1996 was unfavorably affected by a write-off of $5.0 million in uncollectible accounts receivable relating to services provided in earlier periods. Without the write-off, the gross profit percentages would have been comparable between periods.

     Voice and Data Security Group. Prior to the acquisition of Next Destination, Kroll-O'Gara's Voice and Data Security Group realized a higher gross profit percentage due to a higher mix of integrated products versus distributed products. As a distributor, Next Destination's gross profit percentages were relatively lower. Gross profit as a percent of net sales for the Voice and Data Security Group decreased from 27.6% in 1996 to 17.9% in 1997. Management expects the level of gross profit percentage experienced in 1997 to be maintained in future periods.

     OPERATING EXPENSES. Excluding expenses of $7.2 million related to the KHI merger, operating expenses increased $8.9 million, or 26%, from $33.7 million in 1996 to $42.6 million in 1997. The $7.2 million in expenses related to the KHI merger consisted of approximately $4.6 million in professional fees and expenses and approximately $2.6 million relating to the integration of the operations of the two companies. Included in the integration expenses were bonuses paid to certain key employees as incentives to remain with Kroll-O'Gara and severance payments made to employees who left employment of Kroll-O'Gara in connection with the merger. Also included was a charge made as result of the acceleration of the vesting of certain shares of restricted KHI stock immediately prior to the merger. All of the costs related to the KHI merger were recognized in 1997 and will have no effect on the earnings of Kroll-O'Gara in future periods.

     The primary reason for the increase in operating expenses, exclusive of expenses related to the KHI merger, was the inclusion of operations from the acquisitions made in 1997. In addition, the increase in operating expenses reflects Kroll-O'Gara's efforts to expand into new markets, both in the Security Products and Services Group and the Investigations and Intelligence Group. Excluding expenses related to the KHI merger, operating expenses as a percent of net sales stayed constant at 22% in both 1996 and 1997.

     Prior to the KHI merger, KHI was involved in merger discussions with Choicepoint, Inc., a subsidiary of Equifax, Inc. Choicepoint and KHI did not reach a final agreement and, as a result, did not consummate the transaction. Certain professional fees, which totaled approximately $0.5 million, associated with the Choicepoint transaction are included in Kroll-O'Gara's operating expenses in 1997.

     INTEREST EXPENSE. Interest expense for 1997 increased $1.7 million, or 53%, to $4.8 million, compared to $3.1 million in 1996. The increase in 1997 was the result of increased borrowing to finance Kroll-O'Gara's 1997 acquisitions. Kroll-O'Gara retired a portion of its debt with proceeds of the Offering. As a result, interest expense is expected to be lower in 1998 than in 1997.

     OTHER, NET. Other income (expense), net decreased from $0.3 million of income in 1996 to $0.4 million in expense in 1997. The change was due primarily to an increase in foreign currency translation losses recognized in 1997.

     PROVISION (BENEFIT) FOR INCOME TAXES. The provision (benefit) for income taxes increased from a benefit of $(0.2) million in 1996 to a provision of $2.4 million in 1997. Kroll-O'Gara's O'Gara-Hess & Eisenhardt Armoring Company ("OHE") subsidiary did not book a tax provision for the first ten months of 1996 due to OHE's S Corporation status, which was terminated on October 28, 1996 in conjunction with a reorganization in advance of Kroll-O'Gara's initial public offering.

     Kroll-O'Gara incurred taxes at the effective rate of 65% in 1997 due to the non-deductibility of certain expenses related to the KHI merger in the period and the impact of foreign losses for which no benefit can be provided. Management believes that the rate is substantially higher than Kroll-O'Gara will experience in 1998 and for future periods.

     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. Kroll-O'Gara had previously capitalized costs related to the reengineering of certain information systems. The capitalized amount, approximately $0.6 million before tax, was expensed in 1997 in accordance with Emerging Issues Task Force Issue No. 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." The amount expensed is shown net of applicable tax benefit of $0.2 million.

1996 COMPARED TO 1995

     NET SALES. Net sales increased $67.8 million, or 79%, from $85.8 million in 1995 to $153.7 million in 1996. The primary reasons for this change were the acceleration of the HMMWV contract and increases in the level of business activity in the Investigations and Intelligence Group and Voice and Data Security Group discussed below.

     Security Products and Services Group. Net sales for the Security Products and Services Group increased $44.3 million, or 127%, from $34.9 million in 1995 to $79.2 million in 1996. 1996 net sales reflect the U.S. Government's request to accelerate the production of Up-Armored HMMWVs and HMMWV armor kits. In addition, the level of military net sales in 1995 was significantly impacted by an unanticipated six-month delay in the delivery of HMMWV chassis from a supplier, leading to production of substantially fewer Up-Armored HMMWVs.

     Commercial revenue for 1996 was $24.6 million, an increase of $4.6 million, or 23% over 1995. This increase was primarily due to the inclusion of net sales from start-up operations in Russia, Mexico and Brazil.

     Investigations and Intelligence Group. Net sales for the Investigations and Intelligence Group increased $17.8 million, or 36%, from $48.9 million in 1995 to $66.7 million in 1996. The increase in 1996 was attributable primarily to an increase in net sales from corporate investigation and business intelligence services, which increased $12.3 million and $4.0 million, respectively. These increases were the result of expansion into new geographic areas and an enhanced marketing program, including a Vendor Integrity Program, which accounted for approximately $1.0 million of the increase in net sales.

     Voice and Data Security Group. Net sales for the Voice and Data Security Group increased $5.7 million, or 280%, from $2.0 million in 1995 to $7.8 million in 1996. The increase in net sales was attributable primarily to the addition of the Compact-M portable satellite terminal, initially marketed by Kroll-O'Gara in 1996.

     COST OF SALES AND GROSS PROFIT. Cost of sales for 1996 increased $49.3 million, or 79%, from $62.1 million in 1995 to $111.5 million in 1996. The increase in cost of sales was due to increases in Kroll-O'Gara's level of business activity.

     Security Products and Services Group. Gross profit as a percent of net sales for the Security Products and Services Group increased from 23.3% in 1995 to 25.8% in 1996. This increase was due to revenue recognized on new military contracts, both U.S. and foreign, with a higher gross profit percent than previously experienced. Also contributing to the increase in gross profit as a percent of sales was the effect of the start-up operations in Brazil, Mexico and Russia, which experienced higher gross margins for their products than Kroll-O'Gara had experienced previously. These higher margins were the result of lower direct costs and less developed competition in the markets where these start-up operations exist.

     Investigations and Intelligence Group. Gross profit as a percent of net sales decreased from 31.1% in 1995 to 29.4% in 1996. Cost of sales in 1996 included a write-off of $5.0 million in uncollectible accounts receivable relating to services provided in earlier periods. Without the effect of the write-off, gross margin as a percent of net sales would have increased 5.8% over 1995 to 36.9%.

     Voice and Data Security Group. Gross profit as a percent of net sales increased from 20.0% in 1995 to 27.6% in 1996. This increase was due primarily to new products marketed by Kroll-O'Gara in 1996, that were sold at a higher gross margin than Kroll-O'Gara had experienced with other products.

     OPERATING EXPENSES. Operating expenses in 1996 increased $5.3 million, or 19%, from $28.4 million in 1995 to $33.7 million in 1996. As a percent of net sales, operating expenses decreased from 33% in 1995 to 22% in 1996, as result of increases in net sales which did not require a commitment of additional marketing and administrative resources.

     Selling and marketing expenses increased approximately $0.3 million, or 3%, from $9.4 million in 1995 to $9.7 million in 1996. Certain costs, primarily personnel and advertising, increased $1.2 million due to Kroll-O'Gara's growth into its new Brazilian, Mexican and Russian markets. This increase was offset by a $0.9 million reduction primarily attributable to the use of lower cost information services for pre-marketing purposes in the Investigations and Intelligence Group.

     General and administrative expenses increased $5.0 million, or 27%, from $18.9 million in 1995 to $23.9 million in 1996. This increase was attributable primarily to the addition of professional employees and associated infrastructure to support Kroll-O'Gara's increased level of business activity. These increases included the addition of personnel and facilities to support expansion into new product lines, such as risk and crisis management services, and new geographic regions, such as Asia and Latin America.

     INTEREST EXPENSE. Interest expense increased $0.3 million, or 12%, from $2.8 million in 1995 to $3.1 million in 1996. The increase was due primarily to increased borrowings necessary to finance increased production levels and new operations in Kroll-O'Gara's Security Products and Services Group. This increase was offset partially by a reduction in interest expense paid on long-term debt outstanding to certain shareholders. The amount outstanding to those shareholders was reduced due to principal payments made in 1996.

     OTHER, NET. Other income (expense), net increased $0.7 million, from $(0.4) million in 1995 to $0.3 million in 1996. This increase was due primarily to a gain on the sale of marketable securities and a realized foreign currency transaction gain.

     PROVISION (BENEFIT) FOR INCOME TAXES. The provision (benefit) decreased from a benefit of $1.3 million in 1995 to a benefit of $0.2 million in 1996. The lower benefit for income taxes in 1996 in comparison with 1995 was related to KHI's losses before taxes, which were lower in 1996. OHE booked no provision for income taxes prior to the termination of its S Corporation status in October 1996.

LIQUIDITY AND CAPITAL RESOURCES

     General. Kroll-O'Gara historically has met its operating cash needs by utilizing borrowings under its credit arrangements to supplement cash provided by operations, excluding non-cash charges such as depreciation and amortization.

     Public Offering. A portion of the net proceeds of the Offering (approximately $60.4 million) was used to pay off certain indebtedness of Kroll-O'Gara ($14.8 million). The remaining amounts were invested in short-term instruments and are being used as necessary for acquisitions, working capital and other general corporate purposes.

     Senior Notes. On May 30, 1997, the Company issued and sold $35.0 million worth of Senior Notes, maturing on May 30, 2004, to certain institutional investors. The Senior Notes bear interest at 8.56% and impose covenant restrictions on the Company's operations. These restrictions include limitations on dividends and priority debt, and constraints on specific investments, as well as requirements relating to the Company's net worth, fixed charge coverage ratio and level of outstanding debt.

     Credit Facility. Kroll-O'Gara has a revolving credit facility with KeyBank National Association, which was entered into in May 1997 and amended in October 1998. This agreement provides for a revolving line of credit of $7.0 million and a letter of credit facility of approximately $7.7 million. The revolving credit facility bears interest which fluctuates between the prime rate less 1.75% and prime less 2.25%, or, at Kroll-O'Gara's option, between the LIBOR rate plus 0.75% and LIBOR plus 1.50%. The Credit Agreement imposes requirements on the Company's reported fixed charge coverage ratio, net worth and debt capitalization, along with certain restrictions on investments, acquisitions, intangibles and capital expenditures.

     On October 23, 1998, there were no borrowings under the revolving credit agreement. The remaining proceeds from the Offering along with the unused capacity on the revolving line of credit will be sufficient to fund the working capital needs of Kroll-O'Gara for the foreseeable future.

     Kroll-O'Gara will continue to pursue its strategy of acquiring security related companies in an effort to consolidate its position in the risk mitigation industry. To that end, Kroll-O'Gara will continue to review additional sources of working capital as they become necessary.

     Cash flows from operating activities. Net cash used in operating activities was $9.8 million and $1.0 million for the six months ended June 30, 1998 and 1997, respectively. During the time that Kroll-O'Gara has contracted with the U.S. Government to armor the HMMWV, Kroll-O'Gara was designated a Small Business according to U.S. Government procurement regulations. As a result of the increase in number of employees due to the KHI merger and the acquisitions completed in 1998, Kroll-O'Gara's designation was changed to Large Business for government procurement purposes.

     The change in designation affects progress payments made by the government to Kroll-O'Gara over the course of a contract, and Kroll-O'Gara's cash flow, in two ways. First, the progress payments will be determined using a smaller percentage of total cost committed than they have in the past. Second, Kroll-O'Gara will only be reimbursed for vendor invoices paid instead of expenses incurred. Although these changes will not affect the total amount ultimately collected, they will defer certain amounts previously included as part of a progress payment until the vehicles are delivered.

     The majority of these adjustments to the way Kroll-O'Gara is reimbursed for its military business were applied to the HMMWV contracts on a cumulative basis in the second quarter of 1998. This resulted in a significant increase in the balance of Cost and Estimated Earnings in Excess of Billings on Uncompleted Contracts and its related effect on cash flows from operating activities. The Company initiated discussions with the government in the third quarter of 1998 in an attempt to alleviate the significant negative cash flow position the Company had been put in due to the change in designation. The result of these discussions was an agreement that the new payment guidelines would be applied to the Company on a prospective basis only. This allows the Company to recover the amounts committed to the contract in the second quarter. On September 30, 1998, the Company received a $10.8 million payment from the government resulting from the agreement.

     Cash flows from investing activities. Historically, Kroll-O'Gara has limited its capital expenditure requirements by leasing certain assets. Capital expenditures totaled $2.0 million for the six months ended June 30, 1998, and $2.1 million for the same period in 1997. Additions to databases totaled $1.7 million and $1.1 million for the six months ended June 30, 1998 and 1997, respectively.

     In addition to capital expenditures, 1997 investing activities included acquisitions which required a total cash outlay of $8.1 million, net of cash acquired. Through the first nine months of 1998, acquisitions have used approximately $8.5 million of cash, net of cash acquired. Management anticipates that, as Kroll-O'Gara continues to pursue strategic acquisitions, additional cash outlays will be required.

     Cash flows from financing activities. Net cash provided by financing activities was $51.4 million and $21.3 million for the six months ended June 30, 1998 and 1997, respectively. Cash from financing activities in 1998 includes the net proceeds from the Offering ($60.4 million) completed in the second quarter. The amount in 1997 reflects borrowing under the Senior Notes and the execution of a term loan that were used to finance certain acquisitions and working capital requirements.

     Foreign operations. Kroll-O'Gara attempts to mitigate the risks of doing business in foreign countries by separately incorporating its operations in such countries, maintaining reserves for credit losses, maintaining insurance on equipment to protect against losses related to political risks and terrorism, and using financial instruments to hedge Kroll-O'Gara's risk from translation gains and losses.

     Kroll-O'Gara utilizes derivative financial instruments, in the form of forward contracts, to hedge its exposure to foreign currency rate fluctuations. At June 30, 1998 five such contracts were outstanding in connection with intercompany demand notes with Labbe and Lindquist Avey. These contracts are intended to hedge Kroll-O'Gara's exposure to deterioration in the amount outstanding due to changes in currency translation rates. The notional amount (together with amortized premium) and the fair market value associated with these forward contracts were $20.9 million and $0.3 million, respectively. These contracts mature between September 1998 and July 2000. Gains or losses on existing forward instruments are offset against the translation effects reflected in shareholders' equity. The fair value of forward contracts is not recognized in the consolidated financial statements since they are accounted for as hedges. Kroll-O'Gara does not hold or issue derivative financial instruments for trading purposes.

     Year 2000 Issues. Kroll-O'Gara has initiated a comprehensive program to prepare for the year 2000. During 1997, Kroll-O'Gara began the process of replacing the enterprise systems at its two largest subsidiaries, both for the purpose of making the systems Year 2000 compliant and to enhance the information system capabilities of these subsidiaries. The new systems are scheduled to be operational by mid-1999.

     Additionally, Kroll-O'Gara is implementing a plan to prepare its remaining systems for Year 2000. Kroll-O'Gara has completed an inventory of all its computer software and embedded technology and has prepared a master database of all technology potentially impacted by the Year 2000 issue. In conjunction with outside consultants, Kroll-O'Gara now is in the process of evaluating the findings from its inventory and formulating plans of action. Kroll-O'Gara anticipates that it will have taken all the necessary steps to ensure no interruption in services as a result of the Year 2000 issue by the third quarter of 1999. Total Year 2000 compliance cost is estimated to be approximately $4.0 million, of which approximately $3.6 relates to the new enterprise systems and will be capitalized. The remaining approximately $0.4 million, some of which will be capitalized and rest expensed, will be spread over several reporting periods and is not expected to be material.

     If systems are not in place or if all appropriate actions have not been taken, Kroll-O'Gara's ability to administer and report revenue will be greatly compromised. Both of Kroll-O'Gara's largest revenue groups are, for the most part, manual operations. The manufacture of bullet resistant vehicles and the investigation and intelligence services provided by Kroll-O'Gara are not largely dependent on imbedded technology. Barring a catastrophic collapse from third party sources, such as a lack of electrical power, Kroll-O'Gara should be able to maintain production in its main revenue producing groups, although at a reduced level.

     Many operations Kroll-O'Gara maintains, especially in the Voice and Data and the Investigations and Intelligence Groups, rely on third party compliance with the Year 2000 issue to ensure Kroll-O'Gara can continue to operate in these areas. Background investigations and certain intelligence gathering services rely solely on third party sources, such as Nexis-Lexis, for their continued operation. The satellite and global positioning equipment marketed by the Voice and Data Communications Group is exclusively dependent on the compliance of the manufacturers of the equipment and the agencies that maintain the satellites for its revenue. Lack of compliance by third parties would significantly impact Kroll-O'Gara in these areas.

     Quarterly fluctuations. Kroll-O'Gara's operations may fluctuate on a quarterly basis as a result of the timing of contract costs and revenues of its Security Products and Services Group, particularly from its military and governmental contracts which are generally awarded in a periodic and/or sporadic basis. Kroll-O'Gara generally does not have long-term contracts with its clients in its Investigations and Intelligence Group and its ability to generate net sales is dependant upon obtaining many new projects each year, most of which are of a relatively short duration. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

     Forward-Looking Statements. Forward-looking statements, within the meaning of Section 21E of the Securities and Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Conditions and Results of Operations. Kroll-O'Gara's results may differ materially from those in the forward-looking statements. Forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that could significantly affect expected results. For example, operating results may be affected by external factors such as actions of competitors, changes in laws and regulations, customer demand, effectiveness of programs, strategic relations, fluctuations in the cost and availability of resources, and foreign economic conditions, including currency rate fluctuations.

BUSINESS

GENERAL

     Kroll-O'Gara is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of security needs. Worldwide, governments, businesses and individuals increasingly are recognizing the need for products and services that mitigate the growing risks associated with white-collar crimes, fraud, physical attacks, threats, violence and uninformed decisions based upon incomplete or inaccurate information. Through its network of 50 offices located in 17 countries, Kroll-O'Gara is meeting these needs by providing information, analysis, training and products to its customers. Kroll-O'Gara has served a diverse customer base of over 4,000 clients during the last five years, including large multinational corporations, medium and small businesses, individuals, law firms, investment and commercial banks and U.S. and foreign government agencies.

     Kroll-O'Gara's Kroll Associates, Inc. ("Kroll") subsidiary was founded in 1972 by Jules B. Kroll to provide internal fraud investigative services. During the late 1970s, Kroll expanded the scope of its operations to include a variety of investigative and crisis management services such as business intelligence, due diligence for financial transactions and intelligence gathering in connection with hostile takeovers. Over the past five years, Kroll has handled over 11,000 investigative matters worldwide for its clients, including many Fortune 500 companies. Kroll-O'Gara's OHE subsidiary has a long and distinguished history dating back to its early days as a horse-drawn carriage builder in 1876. In the 1940s, OHE designed and built one of the earliest armored presidential limousines, which was used by President Harry S Truman. Since then, OHE's armored commercial vehicles have been used by every U.S. President, as well as other heads of state, business executives and VIPs worldwide. OHE has been the sole source provider of armoring systems for the U.S. Military's HMMWVs since their introduction in 1994. In November 1996, Kroll-O'Gara completed its initial public offering. Since that time, Kroll-O'Gara has acquired nine companies in the highly fragmented security industry.

     Kroll-O'Gara's operations are divided among the following three business segments:

     Investigations and Intelligence. Kroll-O'Gara's Investigations and Intelligence Group provides: (i) investigative services designed to mitigate or determine financial fraud, theft of trade secrets, infringement of trademarks or other intellectual property rights, and employee misconduct; (ii) litigation or arbitration assistance in preparation for legal proceedings; (iii) forensic auditing and asset tracing services and financial profiles in connection with matters such as bankruptcy cases and loan defaults; (iv) due diligence investigations and background information for business decisions; and (v) monitoring and special inquiry assistance in the discovery and assessment of legal and ethical misconduct and the development and installation of appropriate systems to assist in ensuring future compliance with relevant standards.

     Security Products and Services. Kroll-O'Gara's Security Products and Services Group provides: (i) armoring products, including ballistic and blast protected armoring systems for commercial and military vehicles, aircraft and missile components; and (ii) security services, including advanced driver training, force protection training, risk and crisis management and turn-key site security systems.

     Voice and Data Security. Kroll-O'Gara's Voice and Data Security Group provides: (i) planning, design, and hardware and software integration services which are customized to meet specific portable satellite communications or navigation needs; and (ii) computer hardware and software security consulting services.

PRODUCTS AND SERVICES

     The following table presents the net sales of Kroll-O'Gara's products and services by Group for the periods indicated:

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1995        1996        1997
                                                          -------    --------    --------
                                                              (DOLLARS IN THOUSANDS)
Security Products and Services Group....................  $34,883    $ 79,156    $105,557
Investigations and Intelligence Group...................   48,914      66,735      67,419
Voice and Data Security Group...........................    2,044       7,770      17,437
                                                          -------    --------    --------
                                                          $85,841    $153,661    $190,413
                                                          =======    ========    ========

     In addition to the information presented above, see Notes to Kroll-O'Gara's Consolidated Financial Statements included elsewhere in this Proxy Statement/Prospectus for business segment data and for information concerning foreign and domestic operations and export sales.

SECURITY PRODUCTS AND SERVICES GROUP

     The Security Products and Services Group has three product categories: (i) commercial products, (ii) military products, and (iii) security services. Net sales for the Security Products and Services Group totaled $105.6 million for fiscal year 1997. The following table presents the aggregate net sales for each of the three product categories for the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                            1995       1996        1997
                                                           -------    -------    --------
                                                               (DOLLARS IN THOUSANDS)
Commercial products......................................  $15,818    $18,304    $ 54,541
Military products........................................   14,955     54,596      43,719
Security services........................................    4,110      6,256       7,297
                                                           -------    -------    --------
                                                           $34,883    $79,156    $105,557
                                                           =======    =======    ========

Commercial Products

     Kroll-O'Gara armors a variety of vehicles including limousines, sedans, sport utility vehicles, commercial trucks and money transport vehicles that protect against varying degrees of ballistic and blast threats. The armoring process begins with the disassembly of a base vehicle which is purchased new from a dealership or directly from the factory. This disassembly normally involves the removal of the interior trim, seats, doors and windows. The passenger compartment then is armored with both opaque armor (metallic, fibrous and ceramic materials) and transparent armor (glass/plastic laminate) and other features, such as run flat tires and non-exploding gas tanks are added. Finally, the vehicle is reassembled as close to its original appearance as possible. The types of commercial products produced by Kroll-O'Gara are described below. During 1997, Kroll-O'Gara shipped approximately 1,000 armored vehicles.

     Armored vehicles. Kroll-O'Gara produces fully armored vehicles and light armored vehicles. Fully armored vehicles, such as limousines, large sedans (such as a Cadillac, Mercedes Benz S600 or Volvo S90) or sport utility vehicles (such as the GMC/Chevrolet Suburban), typically are armored to protect against attacks from military assault rifles such as AK-47s and M16s and from certain underbody explosives. Certain vehicles also are blast protected by incorporating the ballistic and underbody protection with proprietary materials and installation methods that protect the occupants against a defined blast threat. Blast-protected vehicles defend against threats such as pipe bombs attached to the exterior of the vehicle and nondirectional charges of 20 kg of TNT detonated approximately five meters from the vehicle. Fully armored vehicles typically sell for $50,000 to $200,000 exclusive of the cost of the base vehicle.

     Fully armored vehicles also include Parade Cars, which are formal limousines used predominantly for official functions by a president or other head of state. These vehicles are usually customized based upon a commercially available chassis which Kroll-O'Gara essentially rebuilds from the ground up. Because the threat of organized assassination attempts is greater for heads of state, these vehicles normally incorporate more advanced armor and sophisticated protection systems and have special features such as supplemental air and oxygen systems, air purification systems to protect against chemical or biological contamination, underbody fire suppressant systems, tear gas launchers, anti-explosive self-sealing fuel tanks, electric deadbolt door locks, gun ports and bomb scanners. Parade Cars normally sell for $300,000 to in excess of $1.0 million inclusive of the cost of the base vehicle.

     Light armored vehicles are similar in all respects to fully armored vehicles except that substantially less total-weight of armoring is added. Therefore, it is possible to armor smaller vehicles such as the Volkswagen Jetta and the General Motors Omega, as well as larger vehicles such as the Mercedes Benz S600 and the Jeep Cherokee. Light armored vehicles are designed to protect against attacks from handguns, such as a 9 mm or .357 Magnum. The price of a light armored vehicle ranges from $5,000 to $60,000 exclusive of the cost of the base vehicle.

     Other vehicles. Kroll-O'Gara also produces specialty vehicles, cash-in-transit ("CIT") money transport vehicles and commercial truck bodies. Specialty vehicles are custom built for a specific mission, such as Escort Cars (usually a convertible) and Chase Cars (usually a closed-top vehicle) in which security personnel ride while in a head of state motorcade. Kroll-O'Gara's Labbe and IMEA subsidiaries produce CIT vehicles which are used by banks or other businesses to transport currency and other valuables. After starting with a van or small truck, Kroll-O'Gara modifies the base vehicle to provide protection for the cargo and passengers from ballistic and blast threats. Kroll-O'Gara believes that conditions in many emerging growth countries will promote high demand for these vehicles. Labbe also builds commercial truck bodies. The truck bodies are manufactured primarily for 3.5 ton trucks and are installed on chassis produced by a variety of manufacturers.

Military Products

     Up-Armored HMMWVs. Kroll-O'Gara is the prime contractor to the U.S. Military for the supply of armoring and blast protection for HMMWVs. The HMMWV chassis are produced by AM General Corporation ("AM General") and shipped directly to Kroll-O'Gara's facility in Fairfield, Ohio where armor and blast protection components are added. These Up-Armored HMMWVs provide protection against 7.62 mm armor-piercing ammunition (such as that fired by the AK-47 military assault rifle), overhead airburst protection against a 155 mm shell, front underbody blast protection against a 12 lb. anti-tank mine and rear underbody blast protection against a 4 lb. antipersonnel mine. In addition, Kroll-O'Gara installs other features designed to enhance crew safety, comfort and performance, such as air conditioning, weapon turrets and mounts, door locks and shock-absorbing seats. Kroll-O'Gara charges its customers $70,000 to $100,000 for these ballistic and blast protective systems, which is in addition to the cost of the vehicle. During 1997, Kroll-O'Gara shipped 366 Up-Armored HMMWVs. Kroll-O'Gara also supplies engineering design and prototype services in support of the Up-Armored HMMWV Program, supplies spare parts and logistic support and produces field-installable armoring kits.

     Other armor systems. Kroll-O'Gara markets armor sub-systems for other tactical wheeled vehicles, such as .5 ton and 5.0 ton trucks. Kroll-O'Gara also produces various armor systems as a subcontractor to larger defense contractors, such as Lockheed Martin Corporation and The Boeing Company. These products include armor for containers for fuels and missile launchers and for pilot protection, and typically involve the use of materials or methods which are unique to Kroll-O'Gara.

Security Services

     Kroll-O'Gara provides a variety of services designed to protect and help its clients manage risks and respond to crisis situations. These services include training, risk and crisis management and site security systems.

     Training. Kroll-O'Gara offers comprehensive training programs in advanced driving, ballistics, security and counterintelligence, and surveillance. Driver training programs are offered primarily through Kroll- O'Gara's ITI subsidiary. ITI utilizes various facilities around the world including its Force Protection Institute in San Antonio, Texas, which offer a full range of advanced driver and force protection training. Kroll-O'Gara offers ballistics training in a progressive and realistic 360 degree, .223 caliber ballistic shooting house, encompassing 6,800 square feet of training space, at its facility near Washington, DC. Ballistics training consists of a wide spectrum of combat marksmanship skills which focuses on realistic situations, exposing students to stress while under difficult firing situations. Kroll-O'Gara also offers security and counterintelligence training courses for both U.S. Government agencies and clients in the private sector. These courses provide a history of U.S. counterintelligence efforts and current issues in the field, such as force protection, protection of intellectual property rights and information security. The training includes instruction on methods of recognizing and deterring political and business intelligence risks. Additionally, Kroll-O'Gara provides training in the detection of and responses to, surveillance. Students learn methodologies utilized by terrorists, what information is needed by terrorists in order to plan an attack and how to block or manipulate this flow of intelligence.

     Risk and crisis management. Kroll-O'Gara provides a variety of consulting services to assist businesses in managing diverse risks to their personnel and assets and in meeting and managing unexpected crises. Kroll-O'Gara's crisis management services are provided in a variety of contexts, including the crisis response to a kidnapping of a company's executive, the safety of consumers, the contamination of a consumer product or the environment or the potential damage to the reputation of a corporate client as a result of disclosure of adverse events. Kroll-O'Gara maintains a crisis management center in Vienna, Virginia where personnel are on duty 24 hours a day, 365 days a year, to handle requests for information and provide initial advice and immediate contact with members of Kroll-O'Gara's professional staff specializing in the particular crisis presented.

     As part of its risk and crisis management service, Kroll-O'Gara furnishes periodic information that includes: reports providing city-specific advisories to business travelers on conditions and other relevant information with respect to almost 300 cities around the world; a comprehensive country security risk assessment service that includes daily intelligence briefings containing early warnings of events and up-to-date information about political unrest, terrorist activities, product contaminations, health emergencies and other similar events; a monthly bulletin that reviews and analyzes safety and security issues relating to air travel around the world; a monthly intelligence review that provides a global survey of political risk development in countries around the world; and special reports on relevant topics, such as kidnappings or specific regions or countries that are relevant to business travelers.

     Site security systems. Kroll-O'Gara offers comprehensive planning, design and hardware and software integration services customized to meet the requirements of customers for physical site protection. Primarily intended for perimeter security around business facilities and plant operations, Kroll-O'Gara also offers its services to embassies, VIPs' homes and public facilities. Generally, such a systems integration project begins with a site survey, which identifies areas of vulnerability and recommends methods for securing the entire area surveyed. Specific pieces of hardware are ordered and installed, processes and procedures are outlined, engineering documentation is provided and control centers are established. Although each job is unique, the methodology used to develop the system is similar in most cases.

INVESTIGATIONS AND INTELLIGENCE GROUP

     The Investigations and Intelligence Group has three product categories: (i) investigations, (ii) business intelligence, and (iii) other services. Kroll-O'Gara's investigative and intelligence services are provided by professionals with backgrounds in law, finance, business, consulting, law enforcement, accounting, journalism, environmental science and technology. Kroll-O'Gara believes that its blend of talent and expertise is important to the success of this Group. The following table presents the aggregate net sales for each of the Group's three product categories for the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------
                                                           1995        1996        1997
                                                          -------    --------    --------
                                                              (DOLLARS IN THOUSANDS)
Investigations..........................................  $35,244    $ 45,737    $ 40,675
Business intelligence...................................    8,834      11,925      19,148
Other services..........................................    4,836       9,073       7,596
                                                          -------    --------    --------
                                                          $48,914    $ 66,735    $ 67,419
                                                          =======    ========    ========

Investigations

     Kroll-O'Gara provides a variety of investigative services including financial fraud investigations, corporate investigations, litigation services, asset tracing and analysis, vendor investigations and corporate security.

     Financial fraud investigations. Kroll-O'Gara's investigators, including forensic accountants and computer specialists, work with corporations and governmental entities to detect and curtail fraudulent and illegal activities by a client's employees, vendors or contractors. When a company's senior management or a board of directors suspects their company is being victimized by such conduct, they must act quickly to confirm their suspicions, safeguard the company's assets, halt the undesired activity and prevent recurrences. This must be accomplished without disrupting the normal business flow. To this end, Kroll-O'Gara personnel collect and analyze information about the suspected conduct, thereby maximizing the client's ability to assess the extent of losses, attempt to recover assets and contain or prevent damaging financial impact on the company. Kroll-O'Gara's investigators have extensive experience in detecting and solving misappropriations of corporate assets, violations of fiduciary duties, business frauds and insolvency and bankruptcy fraud.

     Corporate investigations. Working closely and confidentially with management and/or legal counsel, Kroll-O'Gara's investigators and forensic accountants help to devise a strategy to solve such problems as thefts of trade secrets, threats and hostile acts, gray market and counterfeit products, patent and trademark infringements, and sexual harassment and other employee issues. Businesses have encountered growing numbers of disgruntled employees, vengeful ex-employees and ruthless competitors and distributors. This has resulted in a growing need for corporate investigations. Kroll-O'Gara attempts to determine the source and extent of the problem, develop information about the parties responsible, minimize damage to the client and propose effective measures to prevent further losses.

     Litigation services. Kroll-O'Gara provides litigation support services to a client's outside counsel and in-house lawyers in preparation for litigation or arbitration proceedings and designing settlement strategies. These services include developing evidence to support a claim or a defense, identifying and locating material witnesses, investigating adverse witnesses, locating and evaluating recoverable or relevant assets of adverse parties, assessing the strategic goals and financial commitment of the opposition and helping to assess whether an adequate recovery can be obtained if a lawsuit is successful. Kroll-O'Gara's wide-ranging information gathering can help businesses and legal strategists decide whether to sue, go to trial or employ alternative dispute resolution, and whether, and at what level, to negotiate a settlement. In complex litigation, Kroll-O'Gara's sophisticated link-analysis software can track and process voluminous documentation, as well as extensive database material, in order to identify elusive connections and produce investigative leads.

     Asset tracing and analysis. Kroll-O'Gara's asset tracing services consist of tracing and locating assets anywhere in the world and developing financial profiles and life style assessments in connection with bankruptcy cases, loan defaults, internal investigations and other due diligence requests by clients. In many cases, Kroll-O'Gara has worked with trustees in bankruptcy and insolvency, creditors' committees, bankers in workout and restructuring departments, litigators and bankruptcy attorneys, conducting searches for concealed or undisclosed assets. In other contexts, clients may be interested in a financial profile or asset analysis of a person in connection with a potential business relationship, lawsuit or internal investigation. Kroll-O'Gara's asset searching and analysis techniques are effective both in uncovering assets and in bringing debtors to the negotiating table. Kroll-O'Gara's strategies for identifying assets rely both on a range of investigative techniques and on the highly sophisticated use of electronic databases. Tactics employed include searching through sometimes obscure but publicly available local records, reviewing financial documents and conducting discreet interviews with people associated with the subject.

     Vendor qualification. Kroll-O'Gara has recently developed a vendor integrity program that provides profiles of a client's vendors, using information provided by the vendors and obtained from independent sources. A client utilizes these profiles to insure that its vendors adhere to the client's standards for ethical business practices. The fees for this service may be paid either through nominal fees charged to each participating vendor or billed directly to the client.

     Disability claims investigations. As a result of its acquisition of InPhoto in September 1998, Kroll-O'Gara provides video surveillance services to insurance companies, corporations and government agencies in connection with investigating exaggerated disability claims and other fraud. These services are provided to clients throughout the United States and in Western Europe and South Africa.

     Corporate security services. Kroll-O'Gara designs corporate security programs that help to safeguard clients' operations and premises. Security programs and systems are designed to protect the safety of key executives, preserve assets and protect the integrity of computer and telecommunications systems.

Business Intelligence

     Kroll-O'Gara provides business intelligence services to clients requiring reliable insight into the strengths, vulnerabilities and strategies of competitors and potential business partners. Kroll-O'Gara's professionals provide sophisticated business intelligence on companies and individuals, reporting on their market position, technical capabilities, strategic direction and the industries and countries in which they operate. The due diligence and background information and analysis furnished by Kroll-O'Gara is intended to be useful for clients considering significant operating or strategic decisions, such as proposed acquisitions or unsolicited offers to acquire corporate control, possible business arrangements with particular partners and proposed entries into new markets.

     Business intelligence services are utilized by lenders, underwriters, potential acquirers and other businesses concerned with assessing and attempting to minimize the risks related to major financial and other business decisions. These services include pre-transaction intelligence, due diligence investigations, competitor intelligence and analysis, intelligence in contests for corporate control, new market entry intelligence and intelligence on business partners, customers and critical vendors.

Other Services

     Monitoring services and special inquiries. Kroll-O'Gara provides monitoring services and special inquiries to clients that require an independent fact finder to end fraud and install systems that monitor compliance. Kroll-O'Gara's lawyers, forensic accountants, investigators, analysts and industry experts seek to identify violations of federal or state regulatory requirements or corporate policies and consult with clients with respect to establishing systems to audit and ensure compliance with such regulatory requirements or policies. Kroll-O'Gara serves as an objective fact finder, one whose work product might well be turned over to a questioning government regulator or a skeptical and vocal segment of the public. In addition, Kroll-O'Gara's fact finding efforts have been enlisted by management or by audit committees concerned about problems that need to be resolved within an enterprise.

VOICE AND DATA SECURITY GROUP

     Satellite communication integration. Kroll-O'Gara offers comprehensive design and hardware and software integration services customized to meet specific satellite communication requirements of its customers. This involves the integration of portable satellite terminals, mobile antennas and software-based air time. Usually these systems are designed for remote or security intensive operations. The portable satellite terminals, which are manufactured by third party suppliers and distributed by Kroll-O'Gara, allow the user to make voice and data transmissions via satellite link anywhere in the world.

     Navigation systems. Kroll-O'Gara distributes Global Positioning Satellite Systems ("GPS") primarily in the United Kingdom and Europe. The GPS products enable users to identify their exact location throughout the world.

     Computer hardware and software security. Kroll-O'Gara offers computer hardware and software consulting services. Businesses face a variety of risks from both employees and outsiders who infiltrate computer systems by various means including e-mail and internet access points. For example, disgruntled employees or competitors may cause unauthorized changes to a company's website, redirect message traffic to an alternative website or create "hate sites" containing negative and often untrue information about a business. Kroll-O'Gara's investigators are able to track down the perpetrators of these activities, analyze how the incident occurred and offer countermeasures to prevent future security breaches. Kroll-O'Gara also can help a client locate information vital to a lawsuit, and do so in a manner that assists in proving the admissability of such evidence. Such information is located by the use of forensic software that allows Kroll-O'Gara to recover previously deleted computer files, obtain access to password protected files, and search a hard drive for up to 256 words or phrases simultaneously.

CUSTOMERS

SECURITY PRODUCTS AND SERVICES GROUP

     Commercial products. Kroll-O'Gara's armored commercial vehicle customers include governmental and private buyers. U.S. and foreign governmental buyers purchase both fully and light-armored vehicles. Governmental buyers also comprise the market for Parade Cars. Typically, governmental buyers consist of ministries of foreign affairs, defense and internal affairs and offices of presidential security. Such customers are not constrained in their purchasing decisions by considerations such as import duties and taxes and are free to search globally for the best product available. The procurement cycles of governmental buyers can range from relatively rapid, when the vehicles are for the use of the head of state or in response to a particular crisis, to prolonged bureaucratic bids and evaluations for normally budgeted items. Kroll-O'Gara's private customers for armored commercial vehicles include corporations and individuals. Private buyers are much more sensitive to cost (of which import duties and taxes may be a substantial part) and, therefore, often will buy a locally produced product, if one exists. Local servicing of the vehicle is also a critical concern to private buyers. Kroll-O'Gara's customers for CITs are generally financial institutions. Purchasing decisions for CITs depend on many criteria including the ownership of the institution (private or governmental), insurance requirements and costs. The geographic distribution of 1997 sales of Kroll-O'Gara's commercial armored vehicles, as a percentage of total 1997 sales for those products, was as follows:

                             1997 COMMERCIAL SALES
                               BY GEOGRAPHIC AREA

                                                                 PERCENTAGE OF
                                                                   COMMERCIAL
                                                                     SALES
                                                                ----------------
Central and South America...................................           38
Europe......................................................           33
North America...............................................           10
Middle East.................................................            8
Far East....................................................            6
Other.......................................................            5

     Military products. Kroll-O'Gara's market for military hardware products is worldwide in scope, including the U.S. Military and foreign defense forces. Kroll-O'Gara's major contracts for delivery of Up-Armored HMMWVs are with the U.S. Military. Additionally, Kroll-O'Gara provides protected container systems, typically used to protect missile systems from small arms fire, to the U.S. Military under a subcontract with Lockheed Martin. Kroll-O'Gara has sold Up-Armored HMMWVs to Qatar and Luxembourg, either directly or through the U.S. Foreign Military Sales Program and is seeking to expand its sales of these vehicles to foreign defense forces.

     Training. Kroll-O'Gara began offering advanced driver training, firearms training and surveillance detection training courses after its acquisition of ITI, which had an established customer base of U.S. and foreign governmental agencies and corporate customers. Many private sector clients are drawn to Kroll-O'Gara's training courses due to Kroll-O'Gara's reputation of providing these services to various governmental agencies. Kroll-O'Gara markets its various courses to its armored commercial vehicle customers and vice versa.

     Risk and crisis management. A significant portion of Kroll-O'Gara's customers for investigating and negotiating ransom demands in connection with kidnappings and for investigating incidents of product tampering or disparagement arise from a contract with American International Group, Inc. ("AIG"), an international multi-risk insurance company, under which Kroll-O'Gara investigates certain claims by AIG's insureds. Although Kroll-O'Gara is paid by AIG after claims are made for such occurrences, Kroll-O'Gara's client is the affected person or entity. Kroll-O'Gara's customers for its information services relating to travel safety are multinational corporations and individuals. Kroll-O'Gara markets its information services to many of its customers for other products and services.

     Site security systems. Since it began offering site protection systems integration services in early 1996, Kroll-O'Gara has obtained numerous contracts with both Russian and multinational companies to provide integrated site security systems. Currently, Kroll-O'Gara is marketing these products primarily in Russia. Corporate and governmental buyers of integrated security systems normally purchase through their corporate security officer, a governmental department responsible for the particular facility's security, a facility manager or a construction project manager. Purchases generally are made on project-specific proposals and include the cost of the hardware, transportation costs to the site, engineering integration and documentation.

INVESTIGATIONS AND INTELLIGENCE GROUP

     From 1994 through 1997, Kroll-O'Gara provided investigative and intelligence services to approximately 2,100 clients located in the United States and approximately 1,200 clients located in other parts of the world. Kroll-O'Gara's clients for these services include multinational corporations, leading law firms, financial institutions, government agencies and individuals in a wide range of business sectors. The financial institutions to which Kroll-O'Gara provides services include many of the largest international investment banks, numerous commercial banks, insurance companies and other significant credit institutions. Kroll-O'Gara's governmental clients include agencies of the U.S. Government, state and local governments in the United States and a number of foreign governments and ministries.

     Kroll-O'Gara classifies its investigative and intelligence sales by where the services are delivered; international sales are services delivered outside the United States. For the years ended December 31, 1995, 1996 and 1997, 71%, 73% and 67%, respectively, of this Group's net sales were attributable to services delivered in the United States; the balance were attributable to services delivered outside the United States.

     Although many of Kroll-O'Gara's clients utilize these services on a periodic basis, relatively few clients utilize Kroll-O'Gara's services each year and the clients that account for a material percentage of net sales in any year may vary widely.

     Generally, in the United States Kroll-O'Gara charges for its investigative and intelligence services on an hourly basis at varying rates, depending upon the type of service being provided and the competition that exists in providing the service. Kroll-O'Gara also provides these services, particularly outside the United States, on a negotiated project, or fixed fee, basis. Providing services on a fixed fee basis enhances the potential for higher profit margins. However, such arrangements can also result in unexpected losses on a particular project. Kroll-O'Gara believes that this risk is reduced by the large number of its fixed fee arrangements.

VOICE AND DATA SECURITY GROUP

     Satellite communication integration. Principal customers for satellite communications services include private corporations and individuals, governmental agencies, peacekeeping forces and disaster relief organizations which operate in lesser-developed countries that lack a telecommunications infrastructure, in rural areas of developed countries or in disaster scenarios in which the traditional forms of telecommunications are rendered inoperable. Increasingly, customers are demanding that the satellite communication channels provided be secure. Depending on the level of security desired, satellite communication systems can be implemented using a variety of encryption methods up to and including fully secure U.S. Government STU-III telephones. Most of Kroll-O'Gara's satellite communication customers are located outside of the United States because the U.S. Federal Communications Commission does not permit private corporations or individuals to use terminals in the United States which do not utilize the American Mobile Satellite Corp. ("AMSC") satellite network. The terminals marketed by Kroll-O'Gara access the INMARSAT network rather than the AMSC network.

     Navigation systems. Kroll-O'Gara resells GPS equipment through approximately 1,270 independent distributors and retailers in the United Kingdom and France. Marine GPS units are sold generally through distributors and retailers which specialize in marine electronics and others that sell general boat equipment. Outdoor (general recreational) GPS units are sold through sporting goods retailers, camping and outdoor stores and general electronics stores. Aviation GPS equipment is sold through aviation equipment retailers.

     Computer hardware and software security. Kroll-O'Gara markets its computer hardware and software security to its corporate customers. These customers either are concerned about potential infiltration of their proprietary databases or have had their databases infiltrated by employees or third parties.

MARKETING AND SALES

     Commercial. Kroll-O'Gara believes that it enjoys excellent name recognition and a strong reputation in the security industry. The central element of Kroll-O'Gara's commercial marketing strategy is to leverage the name recognition and reputation of its products and services by positioning Kroll-O'Gara as a global provider of one-stop risk mitigation services and products. Kroll-O'Gara believes that by positioning itself in this manner it can capitalize on its existing customer base, maximize the benefits of its long history of supplying security-related products and services around the world and leverage its leadership niche in the risk mitigation market. Kroll-O'Gara tailors its marketing strategy to each geographic area of the world and often will tailor its product and services offering by country. There is strong cross-marketing of its products and services which Kroll-O'Gara believes strengthens the image of each product group.

     On a worldwide basis, Kroll-O'Gara employs 46 full-time sales professionals in its Security Products and Services Group who operate out of Los Angeles, California; Washington, D.C.; Miami, Florida; Fairfield, Ohio; Sao Paulo, Brazil; Lamballe, France; Paris, France; Mexico City, Mexico; Subic Bay, the Philippines; Moscow, Russia; and Geneva, Switzerland. All personnel have a geographic and/or product-specific responsibility. In most cases, these sales personnel also maintain and recruit sales agents or distributors. The agents or distributors have geographic and product-specific agreements, and compensation in most cases is based upon a commission arrangement. The sales personnel use a consultative approach when offering solutions to the customers security problems. Sales cycles for commercial physical security products can range from several months to a matter of days, depending upon the product and the urgency associated with the security problem being addressed. Physical security products which are readily available, such as the fully armored Standard Suburban, allow Kroll-O'Gara to assist customers who have, or believe they have, developed an immediate threat.

     In its Investigations and Intelligence Group, Kroll-O'Gara relies on its professionals not only to provide services to existing clients, but also for business development. Kroll-O'Gara's professionals are principally responsible for the marketing of services and for establishing relationships with clients. Kroll-O'Gara obtains engagements from a client's board of directors, chief executive and chief financial officers, general counsel and a variety of other corporate officials, including business development officers, security managers, risk managers and human resource personnel. Kroll-O'Gara's senior professionals act as relationship managers for Kroll-O'Gara's major clients, and a significant amount of Kroll-O'Gara's marketing consists of maintaining and developing these personal relationships. In addition, Kroll-O'Gara has a professional staff in New York City and in each of its regional headquarters that includes marketing, sales and public relations professionals who support and coordinate Kroll-O'Gara's marketing efforts on a worldwide basis. These marketing efforts include seminars, briefings, receptions, breakfast and lunch meetings, direct mail and selected advertising in trade and other journals. Kroll-O'Gara's services and marketing events are promoted through its Internet website and a publication mailed periodically to approximately 20,000 clients and prospective clients.

     Kroll-O'Gara's marketing efforts attempt to increase business with existing clients by expanding clients' awareness of the range of services offered by Kroll-O'Gara and by broadening the decision makers within a client's organization that are aware of the range of services offered by Kroll-O'Gara. Kroll-O'Gara's business development staff periodically conducts surveys of clients to assess their perception of the range and quality of its services and, after the completion of an assignment, clients are often asked to complete a quality control questionnaire.

     Because most of the product sales of Kroll-O'Gara's Voice and Data Security Group are through independent distributors and retailers, Kroll-O'Gara employs only eight sales professionals in that Group, most of whom operate out of its Deer Park, New York and Salisbury, United Kingdom facilities.

     Military. Kroll-O'Gara continues to position itself in the marketplace as a commercial company with a military production capability and to emphasize its ability to develop new products, or product adaptations, quickly and more cost-effectively than traditional defense contractors. In marketing its products to the military, Kroll-O'Gara also places strong emphasis on its superior antitank and antipersonnel mine protection for the occupants of tactical wheeled vehicles. Kroll-O'Gara markets its military products through a combination of trade show exhibitions, print advertising in military-related periodicals and direct customer visits. Kroll-O'Gara emphasizes the cross-marketing of military and commercial products, which it believes strengthens the image of each product group. Kroll-O'Gara also has entered into exclusive teaming and joint marketing agreements with AM General, the manufacturer of the basic HMMWV, for sales in the military and commercial arenas. These agreements designate Kroll-O'Gara as the exclusive armorer to AM General for HMMWVs and allow Kroll-O'Gara to benefit from the AM General distribution network and save on certain costs, such as exhibitions where AM General and Kroll-O'Gara otherwise would both show products.

     Kroll-O'Gara's military sales activities are directed toward identifying contract bid opportunities with various U.S. Government agencies, private enterprises acting as prime contractors on government contracts, sales through the Foreign Military Sales Program, and military sales directly to foreign military organizations. Kroll-O'Gara has two full-time business development managers who are responsible for this activity and also has contractual arrangements with several outside consultants who assist the business development managers in their activities. Proposal preparation and presentation for government projects is done by a proposal team which normally consists of program managers who have specific project responsibilities, a contracting officer, a cost accountant and various manufacturing and engineering personnel.

ENGINEERING AND DEVELOPMENT

     Kroll-O'Gara's engineering and development activities are centered on products offered by its Security Products and Services Group. Kroll-O'Gara emphasizes engineering excellence and has an extensive engineering staff. Design engineers use state-of-the-art two-dimensional and three-dimensional computer aided design and engineering (CAD/CAE) systems in conjunction with coordinate measuring machines to develop electronic models which generally are converted to solid models or prototypes. Manufacturing engineers concentrate on the ability of Kroll-O'Gara to manufacture a product design, on improvements in the production process and overall cost reductions from better methods, fewer components and less expensive materials with equal or superior quality and on materials handling issues. Applying these techniques, in the last several years Kroll-O'Gara has been able to produce savings in both the time and cost necessary to produce its armored vehicles.

     Quality engineering is responsible for assuring that manufacturing and design plans are consistent with a reliable, quality product that meets the specifications of the customer. Quality engineers also are responsible for identifying in-process quality inspection points in the work orders. Kroll-O'Gara's ballistic engineer, in conjunction with its design and manufacturing engineers, develops new ballistic and blast protection systems that meet ever-changing threats. The ballistic engineer also is responsible for the ballistic testing required by customers, the assignment of ballistic specifications to final products and the issuance of ballistic specifications for internal quality control. Advanced engineering is responsible for new product development in conjunction with design engineering, manufacturing engineering and ballistic engineering. Kroll-O'Gara estimates that it expended approximately $2.0 million, $2.8 million and $2.9 million in 1995, 1996 and 1997, respectively, on its engineering and development efforts. The amount for 1997 includes expensed amounts reimbursed under a Systems Technical Support Contract described under "U.S. Government Contracts."

U.S. GOVERNMENT CONTRACTS

     Kroll-O'Gara serves as the U.S. Military's sole source contractor for armoring the HMMWV fleet. Since its initial contract in August 1993 to armor 59 HMMWVs, Kroll-O'Gara has been awarded contracts to armor a total of 1,993 HMMWVs. Of these, 1,323 Up-Armored HMMWVs have been shipped, as follows:

                                                                NUMBER OF
                                                                 HMMWVS
                            YEAR                                 SHIPPED
                            ----                                ---------
1993........................................................          0
1994........................................................        139
1995........................................................         26
1996........................................................        507
1997........................................................        366
1998 (through September 30).................................        285
                                                                  -----
          Total.............................................      1,323
                                                                  =====

     Kroll-O'Gara's most recent contract with the U.S. Military covers 738 Up-Armored HMMWVs for the U.S. Army and the U.S. Air Force, to be delivered from August 1998 through June 2000. The contract for 378 of those vehicles for the U.S. Air Force was signed in March 1998, with the remaining amount contracted for in April 1998. The award includes an option for an additional 216 vehicles. As the Up-Armored HMMWV fleet grows, Kroll-O'Gara is experiencing continued growth in sales of spare parts and related fleet management activity, including a $2.0 million annual contract to support field requirements. This contract was most recently renewed in March 1998.

     In January 1997, Kroll-O'Gara signed a Systems Technical Support ("STS") Contract with the U.S. Military to support continued research and development on the Up-Armored HMMWV program. The four year contract, three of which are option years, was budgeted for $2.5 million in 1997, with $2.5 million options in such of 1998 and 1999 and a $2.0 million option in 2000. In September 1997, the U.S. Military exercised its options for 1998 and 1999. The STS Contract, in part, allows Kroll-O'Gara to make new design improvements, to conduct additional testing of materials, components and vehicles and to explore alternate and more advanced armor configurations. The contract requires Kroll-O'Gara to provide 25,000 hours per year of engineering and development time to the U.S. Military. Kroll-O'Gara believes that the knowledge gained from STS Contract work can be applied to its commercial manufacturing programs.

     As a subcontractor to Lockheed Martin Corporation, Kroll-O'Gara has provided armoring for certain missile weapons systems. Kroll-O'Gara was first engaged in September 1993 by Lockheed Martin to armor launch systems of missiles. Kroll-O'Gara was most recently engaged by Lockheed Martin in March 1997 to provide such armoring and believes that it is well positioned for future engagements.

COMPETITION

     The markets for Kroll-O'Gara's products and services are highly competitive. Kroll-O'Gara competes in a variety of fields, with competitors ranging from small businesses to multinational corporations.

SECURITY PRODUCTS AND SERVICES GROUP

     Kroll-O'Gara believes that its design, engineering and production expertise in providing fully integrated ballistic and blast protected vehicles gives it a competitive advantage over those competitors who provide protection against only selected ballistic threats. The largest competitor on a worldwide basis in the production of armored commercial vehicles is Mercedes-Benz Aktiengesellschaft, which sells its product through its worldwide dealer distribution system. In addition, there are a number of other vehicle armorers in Europe, the Middle East and Latin America which armor primarily locally manufactured automobiles. U.S. based protected passenger automobile armorers include the Pittston Company (owner of Brinks armored vehicles), Moloney Coachbuilders, Inc., Armor Holdings, Inc., and Armet Armored Vehicles, Inc. The principal competitive factors are price, quality of engineering and design, production capability and capacity, ability to meet delivery schedules and reputation in the industry. There are a large number of companies, such as Simula, Inc., that provide specific armoring packages for tactical wheeled vehicles, helicopters and selected other military applications. Kroll-O'Gara believes that, as the size of the Up-Armored HMMWV requirement continues to grow, competition from major defense contractors may increase.

     With regard to the security services provided by this Group, Kroll-O'Gara competes with numerous local integrators and small consultant-type businesses, such as Control Risks Group Ltd., and also with large suppliers of security-related equipment such as Western Resources, Inc., Pinkerton's, Inc., The Wackenhut Corporation, Borg-Warner Security Corporation, Pittway Corporation, Armor Holdings, Inc., ICTS International, N.V. and Tyco International Ltd. The principal competitive factors are the best approach to solving the problems, expertise, price, trust, availability and the company or individual reputation.

INVESTIGATIONS AND INTELLIGENCE GROUP

     In this area, Kroll-O'Gara competes with local, regional, national and international firms, including investigative and security firms, guard companies and specialized consultants in specific areas such as kidnapping. Kroll-O'Gara believes that it is one of the largest companies in the world providing a broad array of corporate investigation, risk and crisis management and business intelligence services on a global basis and enjoys strong name recognition in its industry. Nevertheless, Kroll-O'Gara faces significant, and increasing, competition in the United States and elsewhere in the world from a variety of companies that provide some of the services offered by Kroll-O'Gara. In most service areas in which Kroll-O'Gara operates, there is at least one competitor that is significantly larger or more established than Kroll-O'Gara. Many of the national and international accounting firms, along with other companies such as Decision Strategies/Fairfax International, LLC and Investigations Group, Inc., provide consulting services similar to some of the services provided by Kroll-O'Gara. Some of these firms have indicated an interest in providing corporate investigation and business intelligence services on a broader scale. The accounting firms have significantly larger financial and other resources than Kroll-O'Gara and have long-established relationships with their clients, which also are likely to be clients or prospective clients of Kroll-O'Gara. In addition, large multinational security product and service providers have indicated an interest in expanding their services to include value-added services such as certain of the investigation and consulting services provided by Kroll-O'Gara.

VOICE AND DATA SECURITY GROUP

     In this Group, the products distributed by Kroll-O'Gara compete with those offered by many companies, including STN Atlas Elektronik, GmbH and Nera AS. Kroll-O'Gara believes that the competitive factors in this portion of its business include product reliability, the incorporation of advanced technological features, price, ease of installation, availability and service. With respect to secure custom communications systems integration services and computer hardware and software security services, Kroll-O'Gara competes with small and large communications and computer security systems integrators.

SEASONALITY, BACKLOG AND RELATED MATTERS

     Approximately 23% of Kroll-O'Gara's net sales during 1997 were derived from U.S. Military contracts and an additional 5% were derived from commercial contracts with U.S. governmental agencies or foreign governments. For 1996, these percentages were 36% and 6%, respectively. Military and governmental contracts generally are awarded on a periodic or sporadic basis. Kroll-O'Gara frequently receives substantial orders in one quarter, the revenues from which will not be recognized until one or more subsequent quarters. As a result, Kroll-O'Gara generally has significant fluctuations from time to time in its business. Historically, these fluctuations have not been seasonal. Kroll-O'Gara does not believe that its business is seasonal overall, although historically the first quarter has been weaker than the other three. Period-to-period comparisons within a given year or between years may not be meaningful or indicative of operating results over a full fiscal year.

     Kroll-O'Gara's backlog at December 31, 1996 and 1997 was approximately $28.8 million and $50.0 million, respectively. Backlog consists of net sales value for firm orders not previously included in net sales on the basis of percentage-of-completion accounting. Because many factors affect the conclusion of definitive agreements for contracts awarded and the production and delivery of Kroll-O'Gara's products, no assurance can be given as to when or whether net sales will be recognized from Kroll-O'Gara's backlog. Year-to-year comparisons of backlog are not necessarily indicative of future operating results.

     Kroll-O'Gara's net sales from government contracts and most commercial contracts for its armoring products are recognized using the percentage-of-completion method. Under this method, estimated contract revenues are accrued based generally on the percentage that costs to date bear to total estimated costs. Estimated contract losses are recognized in full in the period in which it becomes likely that a loss will occur. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based upon the percentage-of-completion are reflected in contract revenues in the period when such estimates are revised. See "The Kroll-O'Gara Company -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

PROPERTIES AND FACILITIES

     Kroll-O'Gara maintains executive offices in New York, New York, and Fairfield, Ohio, and regional headquarters in London, England; Hong Kong; Miami, Florida; and New York, New York. In addition, Kroll-O'Gara maintains 20 domestic offices or facilities in 14 states and 20 foreign offices or facilities in 16 foreign countries around the world. Kroll-O'Gara's principal properties and facilities as of September 30, 1998 were as follows:

                                                                 BUILDING
                                                                  SQUARE
                          LOCATION                               FOOTAGE           STATUS
                          --------                            --------------    -------------
Fairfield, Ohio.............................................     130,000                owned
Lamballe, France............................................     125,000               leased
Subic Bay, the Philippines..................................      85,000        subcontractor
Sao Paulo, Brazil...........................................      50,000               leased
New York, New York..........................................      36,900               leased
Mexico City, Mexico.........................................      20,000                owned
Washington, D.C. area.......................................         n/a               leased
San Antonio, Texas..........................................         n/a                owned

     Fairfield, Ohio. In addition to executive offices, this facility contains full production and assembly facilities for Kroll-O'Gara's armored commercial vehicles and the manufacturing and distribution of Up-Armored HMMWVs. The facility is financed through tax-exempt debt and is pledged to secure the repayment of such debt. The facility includes a complete fabrication and machine shop equipped with a computer controlled plasma cutter, a computer controlled press break, mills, automated grinders, a robotic welder and two coordinate measuring machines, paint booths and ancillary equipment for both military and commercial painting.

     Lamballe, France. This facility houses the management, sales and accounting functions of Labbe. The site contains facilities for production of armored commercial and cash-in-transit vehicles, design studios for development of prototypes, integrated computer systems, and areas for parts, fabrication, painting and quality control. This facility also contains a ballistics range. Labbe has occupied the site since 1948. It currently is leased for a term expiring in September 2000. For accounting purposes, this is treated as an operating lease.

     Subic Bay, the Philippines. This facility is owned by a subcontractor, but is supervised by Kroll-O'Gara's personnel and performs installation of armoring kits engineered in the Fairfield, Ohio facility.

     Sao Paulo, Brazil. This facility, which was expanded to include a second facility on an adjacent location in December 1996, is used for manufacturing and sales of a full product line of armored commercial vehicles. It currently is leased for a term expiring in March 2000. For accounting purposes, this lease is treated as an operating lease.

     New York New York. This facility contains executive offices and serves as the headquarters for Kroll-O'Gara's Investigations and Intelligence Group. The space is leased for a term expiring in December 2007. For accounting purposes, this lease is treated as an operating lease.

     Mexico City, Mexico. This facility is used for manufacturing and sales of armored commercial vehicles. The facility currently is installing armoring kits which have been engineered in the Fairfield, Ohio facility. Kroll-O'Gara expects the facility to have the capability to build a complete product line once it has fully trained its production work force.

     Washington D.C. area. This facility is used for advanced security training and includes a portion of an abandoned airport runway that is used specifically for advanced driver training. The facility is leased for a term expiring in May 1999. For accounting purposes, this lease is treated as an operating lease.

     San Antonio, Texas. This facility, which was acquired in 1997, consists of 165 acres of land used for advanced driver and force protection training.

     Kroll-O'Gara's manufacturing capabilities include fully integrated manufacturing programs which link production control, materials control, quality control and accounting, thus allowing Kroll-O'Gara to issue work orders, update and track inventories, implement quality assurance procedures, schedule and track production and report, on a daily basis, costs accumulated to a job. Kroll-O'Gara's non-executive offices range from approximately 320 square feet to approximately 8,800 square feet and are subject to leases expiring through May 2002. Kroll-O'Gara believes that its facilities are adequate for its current needs and that its properties, including machinery and equipment, are generally in good condition, well maintained and suitable for intended current and foreseeable uses.

EMPLOYEES

     As of September 30, 1998, Kroll-O'Gara had 1,311 employees (not including 177 temporary employees), comprised of 103 in marketing and sales, 467 in manufacturing, 376 in professional services, 28 in engineering and 337 in general and administrative. Kroll-O'Gara's U.S. employees are not represented by any union and are not covered by any collective bargaining agreements. Approximately 25 employees of Labbe are employed under agreements with the Confederation Francaise Democratique du Travail (FTDT). Wage increase parameters are set twice a year by Kroll-O'Gara's local management in consultation with the union. Kroll-O'Gara has not experienced any work stoppages or employee related slowdowns and believes that its relationship with its employees is good.

GOVERNMENT REGULATION

     Kroll-O'Gara's services are subject to various federal, state, local and foreign laws, including laws designed to protect the privacy of persons. Subsidiaries of Kroll-O'Gara hold private investigative licenses from, and their investigative activities are subject to regulation by, the state and local licensing authorities in the locations where such subsidiaries do business. Kroll-O'Gara also utilizes certain data from outside sources, including data from third party vendors and various government and public record services, in performing its services. Such utilization is subject to compliance with applicable law.

     As a contractor with agencies of the U.S. Government, Kroll-O'Gara is obligated to comply with a variety of regulations governing certain aspects of its operations and the workplace. Additionally, Kroll-O'Gara's contracts give the contracting agency the right to conduct audits of Kroll-O'Gara's facilities and operations, and such audits occur routinely. An audit involves a governmental agency's review of Kroll-O'Gara's compliance with the prescribed procedures established in connection with the government contract.

     Kroll-O'Gara is subject to federal licensing requirements with respect to the sale in foreign countries of certain of the products of its Security Products and Services Group. Regulations promulgated by the U.S. Commerce Department require Kroll-O'Gara to obtain a general destination license in connection with the sale of certain commercial products in foreign countries, and certain U.S. State Department regulations require Kroll-O'Gara to file an export license in connection with sales of military equipment in foreign countries. Furthermore, the U.S. State Department prohibits all sales of military equipment to certain countries, including, among others, China, Cuba, Iran, Iraq, Libya and Syria.

     Kroll-O'Gara's foreign operations are subject to the laws and regulations of the various countries in which they are conducted, including licensing, labor, environmental and currency control restrictions.

ENVIRONMENTAL MATTERS

     Kroll-O'Gara and its operations are subject to a number of environmental laws, regulations and ordinances, both in the U.S. and various foreign countries, that govern activities or operations that may have adverse environmental effects, such as discharges to air and water, as well as handling, storage and disposal practices regarding solid and hazardous materials, and impose liability for the cost of remediating, and certain damages resulting from, sites of past releases of hazardous materials. Environmental laws continue to change rapidly, and it is likely that Kroll-O'Gara will be subject to increasingly stringent environmental standards in the future. Kroll-O'Gara believes that it currently conducts its activities and operations in substantial compliance with applicable environmental laws. Kroll-O'Gara is implementing recommendations of an environmental consulting company designed to address certain air pollution, hazardous waste, underground storage tank and hazard communication matters at its Fairfield, Ohio facility. No notices of violation have been issued to Kroll-O'Gara by any regulatory agency with respect to environmental matters which remain uncorrected. Kroll-O'Gara believes that its potential liability under the environmental laws, if any, would not have a material adverse effect, individually or in the aggregate, on its results of operations, financial condition or cash flows.

LEGAL PROCEEDINGS

     Kroll-O'Gara is involved in litigation from time to time in the ordinary course of its business; however, Kroll-O'Gara does not believe that there is any pending litigation, individually or in the aggregate, that is likely to have a material adverse effect on its business or financial condition.

PATENTS, TRADEMARKS AND COPYRIGHTS

     Kroll-O'Gara currently has four issued U.S. patents relating to its armoring business. Kroll- O'Gara currently has three federally registered trademarks and a pending application for a fourth trademark. Kroll-O'Gara has no federally registered copyrights. Although Kroll-O'Gara does not believe that its ability to compete in any of its product markets is dependent on its intellectual property, Kroll-O'Gara does believe that the protection afforded by its "Armoring Assembly" and "Vehicle Mine Protection Structure" patents, both of which relate to vehicle underbody blast protection, provides Kroll-O'Gara with important technological advantages over its competitors. Although Kroll-O'Gara has protected its technologies to the extent that it believes appropriate, there can be no assurance that Kroll-O'Gara's measures to protect its proprietary rights will deter or prevent unauthorized use of Kroll-O'Gara's technologies. In other countries, Kroll-O'Gara's proprietary rights may not be protected to the same extent as in the United States.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of September 30, 1998 concerning each of Kroll-O'Gara's executive officers and directors:

                   NAME                     AGE                     POSITION
                   ----                     ---                     --------
Jules B. Kroll............................  57     Chairman of the Board, Chief Executive
                                                   Officer and Director
Thomas M. O'Gara..........................  47     Vice Chairman of the Board and Director
Wilfred T. O'Gara.........................  41     President, Chief Operating Officer and
                                                   Director
Nicholas P. Carpinello....................  48     Controller and Treasurer
Michael G. Cherkasky......................  48     Chief Operating Officer -- Investigations
                                                   and Intelligence Group and Director
Marshall S. Cogan.........................  61     Director
Abram S. Gordon...........................  35     Vice President, General Counsel and
                                                   Secretary
Michael J. Lennon.........................  42     Chief Operating Officer -- Security
                                                   Products and Services and Director
Raymond E. Mabus..........................  49     Director
Nazzareno E. Paciotti.....................  52     Chief Financial Officer
Hugh E. Price.............................  61     Director
Jerry E. Ritter...........................  63     Director
William S. Sessions.......................  68     Director
Howard I. Smith...........................  53     Director

     Jules B. Kroll has been Chairman of the Board and Chief Executive Officer of Kroll-O'Gara since the KHI merger on December 1, 1997. He founded Kroll in 1972 and has been the Chairman of the Board and Chief Executive Officer of Kroll and KHI since their foundings. Mr. Kroll also is a director of United Auto Group, Inc. He has been a director of Kroll-O'Gara since December 1997.

     Thomas M. O'Gara has been Vice Chairman of the Board of Kroll-O'Gara since the KHI merger. He served as Chairman of the Board of Kroll-O'Gara from August 1996 until December 1997. Mr. O'Gara has also been Chairman of the Board of OHE since 1990 and was OHE's Chief Executive Officer from 1990 until 1995. He has been a director of Kroll-O'Gara since August 1996 and a director of OHE since 1988. Mr. O'Gara has held numerous executive officer and director positions with Kroll-O'Gara, its subsidiaries and its predecessors since 1975. From 1984 until 1986, Mr. O'Gara also was Honorary Consul General for the Sultanate of Oman. Thomas M. O'Gara and Wilfred T. O'Gara are brothers.

     Wilfred T. O'Gara is President and Chief Operating Officer of Kroll-O'Gara. He served as Kroll-O'Gara's Chief Executive Officer from August 1996 until the KHI merger. Mr. O'Gara has been associated with Kroll-O'Gara, its subsidiaries and its predecessors since 1983 and has held numerous executive officer and director positions, including serving as Chief Executive Officer of OHE since January 1996, President and Chief Operating Officer of OHE from 1991 through 1995 and Vice President -- Sales and Marketing of OHE from 1988 until 1991. Mr. O'Gara has been a director of Kroll-O'Gara since August 1996 and a director of OHE since 1991.

     Nicholas P. Carpinello has been Controller and Treasurer of Kroll-O'Gara since the KHI merger. From August 1996 until December 1997 he served as Kroll-O'Gara's Executive Vice President, Chief Financial Officer and Treasurer, positions he also has held with OHE since 1993. Mr. Carpinello has been associated with Kroll-O'Gara and its predecessors since 1984. From 1975 until 1984, he was employed by Arthur Andersen LLP where he served as a manager in the audit and small business consulting divisions.

     Michael G. Cherkasky became Chief Operating Officer of Kroll-O'Gara's Investigations and Intelligence Group in December 1997. Prior to the KHI merger he had been an Executive Managing Director of KHI since April 1997 and Chief Operating Officer of KHI since January 1997. From November 1995 to January 1997, he was the head of KHI's North American Region and from February 1994 to November 1995 he was the head of KHI's Monitoring Group. From June 1993 to November 1993, Mr. Cherkasky was a candidate for public office. From 1978 to June 1993, Mr. Cherkasky was with the District Attorney's office for New York County, his last position being Chief of the Investigation Division. He became a director of Kroll-O'Gara in December 1997.

     Marshall S. Cogan has been Vice Chairman of Foamex International, Inc., a manufacturer of polyurethane foam products, since May 1997 and Chairman and Chief Executive Officer of United Auto Group, a franchisor of car and light truck dealerships, since April 1997. Mr. Cogan was Chairman of the Board and Chairman of the Executive Committee of Foamex International from 1993 until 1997 and was Chief Executive Officer of Foamex International from 1994 until 1997. Since 1974, Mr. Cogan has been the principal shareholder, Chairman or Co-Chairman of the Board of Directors, and Chief Executive Officer or Co-Chief Executive Officer, of Trace International Holdings, Inc., a holding company operating businesses in the auto sales, foam, textile and publishing industries. Mr. Cogan has been a director of Kroll-O'Gara since December 1997.

     Abram S. Gordon is Vice President, General Counsel and Secretary of Kroll-O'Gara. Prior to joining Kroll-O'Gara in January 1997, he was with the law firm of Taft, Stettinius & Hollister LLP, Cincinnati, Ohio, from October 1987 until December 1996.

     Michael J. Lennon became Chief Operating Officer of Kroll-O'Gara's Security Products and Services Group in December 1997. He also has been the President and Chief Operating Officer of OHE since January 1996. Mr. Lennon joined OHE in February 1994 as Manager of Commercial and Military Programs; he became Vice President for Sales, Marketing and Program Management in October 1994 and served OHE in that capacity through 1995. Prior to joining OHE, Mr. Lennon had 15 years' experience in manufacturing, quality control and marketing with General Electric Company, which he joined in 1979. From 1990 to 1994, he was Manager of Advanced Technology Marketing for their G.E. Aircraft Engines business. He became a director of Kroll-O'Gara in March 1998.

     Raymond E. Mabus is currently of counsel to the law firm of Baker, Donaldson, Bearman and Caldwell and also manages a family timber business. He served as the United States' Ambassador to the Kingdom of Saudi Arabia from 1994 until 1996, as a consultant to Mobil Telecommunications Technology from 1992 until 1994 and as Governor of the State of Mississippi from 1988 until 1992. Mr. Mabus has been a director of Kroll-O'Gara since November 1996.

     Nazzareno E. Paciotti has been Chief Financial Officer of Kroll-O'Gara since the KHI merger. Prior to the KHI merger he had been the Chief Financial Officer of KHI since 1992. From 1990 to 1992, he was a Managing Director and the Controller of the Henley Group (the parent of PneumoAbex Inc. and Fisher Scientific, a laboratory supply company) and from 1988 to 1990, he was a Vice President and the Controller of PneumoAbex Inc., an aerospace contractor specializing in the manufacture of landing gear and flight actuating systems.

     Hugh E. Price is engaged in business development activities for Kroll-O'Gara. During 1995 and 1996, prior to joining Kroll-O'Gara, he was a consultant to various businesses and organizations. Until his retirement in 1995, Mr. Price had been employed by the Central Intelligence Agency since 1964. His positions with the Agency included Deputy and Associate Deputy Director for Operations (1991-1995), Chief and Deputy Chief for Counterintelligence (1988-1990) and Director of Personnel (1986-1988). Mr. Price became a director of Kroll-O'Gara in October 1996.

     Jerry E. Ritter is currently a consultant to Anheuser-Busch Companies, Inc., a company engaged in the brewing and family entertainment businesses. He also is Chairman of the Board of Clark Enterprises, Inc., the general partner of the Kiel Center and the St. Louis Blues Hockey Club. From 1990 until 1996, Mr. Ritter served as Executive Vice President and Chief Financial and Administrative Officer for Anheuser-Busch Companies, Inc. Prior to that time, he served Anheuser-Busch in various other managerial and executive capacities. Mr. Ritter also is a director of The Earthgrains Company, Brown Group, Inc. and OmniQuip International, Inc. He became a director of Kroll-O'Gara in January 1997.

     William S. Sessions is a partner in the law firm of Sessions & Sessions L.C. and is a consultant to various public and private businesses. From 1987 until 1993, Mr. Sessions was Director of the Federal Bureau of Investigation. He served as a United States District Judge for the Western District of Texas from 1974 until 1987. Mr. Sessions is a director of Zenith National Insurance Company. He has been a director of Kroll-O'Gara since November 1996.

     Howard I. Smith has been Executive Vice President, Chief Financial Officer and Comptroller of AIG since 1996. From 1984 until 1996, Mr. Smith was Senior Vice President and Comptroller of AIG. From 1975 until 1984 Mr. Smith was a partner in the independent public accounting firm of Coopers & Lybrand. Mr. Smith also is a director of AIG, 20th Century Industries, International Lease Finance Corporation and Transatlantic Holdings, Inc. He became a director of Kroll-O'Gara in December 1997.

     Directors of Kroll-O'Gara are elected annually. Officers of Kroll-O'Gara are elected annually and serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY INFORMATION

     The following table sets forth, for the fiscal years indicated, amounts of cash and certain other compensation paid by Kroll-O'Gara and its subsidiaries, for services in all capacities, to (i) Jules B. Kroll and Wilfred T. O'Gara, each of whom served as Chief Executive Officer of Kroll-O'Gara for a portion of 1997, (ii) Michael G. Cherkasky and Nazzareno E. Paciotti, who became executive officers at the time of the Merger, and (iii) each of Kroll-O'Gara's four other most highly compensated executive officers who received compensation in excess of $100,000 during 1997. These persons are sometimes referred to as the "named executive officers."

                           SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                 COMPENSATION AWARDS
                                     ANNUAL COMPENSATION       -----------------------
                                  --------------------------                SECURITIES
                                                      OTHER                 UNDERLYING
                                                     ANNUAL    RESTRICTED     STOCK
                                                     COMPEN-     STOCK        OPTION      ALL OTHER
        NAME AND                  SALARY    BONUS    SATION      AWARD        GRANTS     COMPENSATION
   PRINCIPAL POSITION      YEAR     ($)      ($)       ($)        ($)          (#)           ($)
   ------------------      ----   -------   ------   -------   ----------   ----------   ------------
Jules B. Kroll(1)          1997   489,583       --      --            --          --        32,965(2)
Chairman and Chief         1996   500,000   75,000      --            --          --        31,715
Executive Officer          1995   500,000       --      --            --          --        30,395

Thomas M. O'Gara           1997   252,083       --      --            --      23,150         4,568(3)
Vice Chairman              1996   379,081    7,000      --            --          --         4,912
                           1995   410,631       --      --            --          --         1,218

Wilfred T. O'Gara          1997   240,000   45,000      --            --      98,150         4,898(3)
President and Chief        1996   200,231   45,000      --            --      17,000         4,240
Operating Officer          1995   140,550       --      --            --          --           462

Michael G. Cherkasky(1)    1997   400,000       --      --     1,904,578      25,000        28,914(2)
Chief Operating Officer -- 1996   300,000   75,000     898            --      68,647        26,767
Investigations and         1995   260,000       --     898            --      21,882        25,971
Intelligence Group

Michael J. Lennon          1997   148,333   70,000      --            --      20,000         5,401(3)
Chief Operating Officer -- 1996   128,334   60,317      --            --      17,000         4,258
Security Products and      1995    89,977   20,000      --            --          --           277
Services Group

Nazzareno E. Paciotti(1)   1997   275,520   66,667      --       229,714      15,000        26,984(2)
Chief Financial Officer    1996   225,520   50,000      --            --      68,647        24,984
                           1995   225,520       --      --            --      21,882        22,797

Gary W. Allen(1)           1997   116,666   60,000      --            --       4,000         6,063(3)
Vice President, OHE        1996   100,666   47,784      --            --      15,000         3,817
                           1995    88,239       --      --            --          --           414

Richard L. Curotto(1)      1997   110,000   35,000      --            --       3,000         9,006(3)
Vice President, OHE        1996   100,833   47,392      --            --      15,000         8,184
                           1995    98,433   17,000      --            --          --         2,223

---------------

(1) Messrs. Kroll, Cherkasky and Paciotti were unaffiliated with Kroll-O'Gara prior to the KHI merger on December 1, 1997; however, their compensation information is given on a pooling of interests basis, as if they had been executive officers of Kroll-O'Gara throughout the periods presented. Messrs. Allen and Curotto served as executive officers of Kroll-O'Gara until the KHI merger; their 1997 information includes compensation for the entire year.

(2) Represents pension contributions and profit-sharing contributions of $20,000 and $500, respectively, for each person and supplemental disability plan benefits of $12,465 for Mr. Kroll, $8,414 for Mr. Cherkasky and $6,484 for Mr. Paciotti.

(3) Represents profit-sharing contributions to Kroll-O'Gara's 401(k) Plan of $1,218 for Mr. Thomas M. O'Gara, $714 for Mr. Wilfred T. O'Gara, $714 for Mr. Lennon, $602 for Mr. Allen and $2,520 for Mr. Curotto and executive disability insurance plan benefits of $3,350 for Mr. Thomas M. O'Gara, $4,184 for Mr. Wilfred T. O'Gara, $4,687 for Mr. Lennon, $5,461 for Mr. Allen and $6,486 for Mr. Curotto.

EMPLOYMENT AGREEMENTS

     Commencing December 1, 1997, Kroll-O'Gara has employment agreements, or amendments to existing employment agreements, which expire on November 30, 2000, with each of Messrs. Kroll, Thomas M. O'Gara, Wilfred T. O'Gara, Lennon, Paciotti, Nicholas P. Carpinello and Abram S. Gordon, providing for annual base salaries in the respective amounts set forth in the table below. Each executive officer, including Mr. Cherkasky (who does not have an employment agreement), also is entitled to participate in an annual bonus plan established by the Compensation Committee of the Board and to receive up to 50% of such bonus in shares of Kroll-O'Gara's Common Stock. Pursuant to these employment agreements, employment may be terminated by Kroll-O'Gara at any time with or without cause, except that, in a case of termination without cause, the employee is entitled to receive compensation for the greater of the balance of the term of the agreement or one year. The agreements also provide that if Kroll-O'Gara does not renew the agreement for one year or more at the end of the term, the employee will receive an amount equal to one year's base salary. Each employment agreement restricts the executive officer from competing with Kroll-O'Gara during the term of the agreement, and for two years thereafter if termination of employment is for cause or at the volition of the employee. Each of Messrs. Thomas M. and Wilfred
T. O'Gara has further agreed that during his employment and for a period of 10 years thereafter he will not directly or indirectly own any interest in or perform any services for any entity which uses the word "O'Gara" as a business or trade name and competes with Kroll-O'Gara. Additionally, Mr. Kroll has agreed that during his employment with Kroll-O'Gara and for a period of 10 years thereafter he will not directly or indirectly own any interest in or perform any services for any entity which uses the word "Kroll" as a business or trade name and competes with Kroll-O'Gara. Mr. Cherkasky's base salary, as established by Kroll-O'Gara's Board of Directors, also is listed below. Additionally, at the time of the KHI merger, the executive officers were granted options to purchase shares of Kroll-O'Gara's Common Stock, in the amounts listed below; each option has an exercise price equal to 100% of the fair market value of the Common Stock on December 1, 1997 (i.e., $17.25 per share).

                                                                           OPTIONS TO PURCHASE
                                                                                 SHARES
                           NAME                             BASE SALARY      OF COMMON STOCK
                           ----                             -----------    -------------------
Jules B. Kroll............................................   $375,000               -0-
Thomas M. O'Gara..........................................    275,000               -0-
Wilfred T. O'Gara.........................................    350,000            75,000
Michael G. Cherkasky......................................    400,000            25,000
Michael J. Lennon.........................................    185,000            15,000
Nazzareno E. Paciotti.....................................    275,000            15,000
Nicholas P. Carpinello....................................    140,000            10,000
Abram S. Gordon...........................................    135,000            10,000

STOCK OPTIONS

     The following table presents information on option grants to the named executive officers during 1997 pursuant to Kroll-O'Gara's 1996 Stock Option Plan. The Plan does not provide for the grant of stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                      POTENTIAL REALIZABLE
                                               INDIVIDUAL GRANTS(1)                     VALUE AT ASSUMED
                                ---------------------------------------------------      ANNUAL RATES OF
                                NUMBER OF                                                     STOCK
                                SECURITIES    % OF TOTAL                               PRICE APPRECIATION
                                UNDERLYING     OPTIONS       EXERCISE                          FOR
                                 OPTIONS      GRANTED TO        OR                         OPTION TERM
                                 GRANTED     EMPLOYEES IN   BASE PRICE   EXPIRATION   ---------------------
             NAME                  (#)       FISCAL YEAR      ($/SH)        DATE       5%($)       10%($)
             ----               ----------   ------------   ----------   ----------   --------   ----------
Jules B. Kroll................        --           --            --             --         --           --
Thomas M. O'Gara..............    23,150          4.8         12.10        3/24/07    176,163      446,431
Wilfred T. O'Gara.............    23,150          4.8         11.00        3/24/07    160,148      405,847
                                  75,000         15.6         17.25       12/01/07    813,632    2,061,404
Michael G. Cherkasky..........    25,000          5.2         17.25       12/01/07    271,211      687,301
Michael J. Lennon.............     5,000          1.0         11.00        3/24/07     34,589       87,656
                                  15,000          3.1         17.25       12/01/07    162,726      412,381
Nazzareno E. Paciotti.........    15,000          3.1         17.25       12/01/07    162,726      412,381
Gary W. Allen.................     4,000          0.8         11.00        3/24/07     27,671       70,125
Richard L. Curotto............     3,000          0.6         11.00        3/24/07     20,754       52,594

---------------

(1) All options vest one-third per year beginning one year after the date of grant. The exercise price of all options may be paid in cash or by the transfer of shares of Kroll-O'Gara's Common Stock valued at their fair market value on the date of exercise. Each option becomes exercisable in full in the event of the execution of an agreement of merger, consolidation or reorganization pursuant to which Kroll- O'Gara is not to be the surviving corporation or the execution of an agreement of sale or transfer of all or substantially all of the assets of Kroll-O'Gara.

     With respect to each named executive officer, the following table sets forth information concerning unexercised stock options held at December 31, 1997. No options were exercised during 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                                       NUMBER OF
                                                                      SECURITIES        VALUE OF
                                                                      UNDERLYING       UNEXERCISED
                                                       VALUE          UNEXERCISED     IN-THE-MONEY
                                                    REALIZED($)       OPTIONS AT       OPTIONS AT
                                                  ----------------     FY-END(#)        FY-END($)
                                                  (MARKET PRICE ON   -------------   ---------------
                                SHARES ACQUIRED    EXERCISE LESS     EXERCISABLE/     EXERCISABLE/
             NAME               ON EXERCISE(#)    EXERCISE PRICE)    UNEXERCISABLE    UNEXERCISABLE
             ----               ---------------   ----------------   -------------   ---------------
Jules B. Kroll................        --                --                      --                --
Thomas M. O'Gara..............        --                --            7,716/15,434     42,631/85,273
Wilfred T. O'Gara.............        --                --           24,716/90,434   197,744/130,375
Michael G. Cherkasky..........        --                --           90,529/25,000   1,290,776/9,375
Michael J. Lennon.............        --                --           18,666/18,334    157,662/27,713
Nazzareno E. Paciotti.........        --                --           90,529/15,000   1,290,776/5,625
Gary W. Allen.................        --                --           16,333/ 2,667    138,206/17,669
Richard L. Curotto............        --                --           16,000/ 2,000    136,000/13,250

DIRECTORS' COMPENSATION

     Directors who are not employees of Kroll-O'Gara receive annually a $15,000 fee, plus options to purchase 2,000 shares of Common Stock, for serving as directors. These directors are paid $1,000 for each Board of Directors meeting attended in person and $750 for Board meetings held by telephone. Each committee Chairman receives an annual fee of $1,600 and committee members, including the Chairman, receive $750 per meeting attended, whether in person or by telephone, unless the meeting occurs on the same day as a Board meeting, in which case no separate fee is paid. Employee directors are not separately compensated for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     In connection with its initial public offering, the Board of Directors of Kroll-O'Gara adopted a policy requiring that any future transactions, including loans, between Kroll-O'Gara and its officers, directors, principal shareholders and their affiliates be on terms no less favorable to Kroll-O'Gara than could be obtained from unrelated third parties and that any such transactions be approved by a majority of the disinterested members of the Board.

     Described below are certain transactions and relationships between Kroll-O'Gara and certain of its officers, directors and shareholders which have occurred during the last three fiscal years. Except with respect to interest rates charged on certain of the intercompany notes and accounts payable/receivable, Kroll-O'Gara believes that the material terms of the various transactions were as favorable as could have been obtained from unrelated third parties.

GENERAL

     Prior to October 28, 1996, Kroll-O'Gara's business was conducted by a group of companies affiliated by substantially common ownership and control. The armoring business was carried out primarily by OHE. Certain foreign armoring operations, and foreign sales for OHE, were carried out by Overseas Limited (formerly O'Gara-Hess & Eisenhardt Armoring Company, Limited), an Irish corporation ("Limited"), and its subsidiaries. Satellite communications operations were carried out by O'Gara Satellite Networks Limited, an Irish corporation ("OSN"), and OSN, Inc., a Delaware corporation. On October 28, 1996, certain of these companies and their businesses were reorganized and combined (the "Reorganization").

     Longline Leasing, Inc. and Excel Armor Products, Inc. (together "Longline/Excel"), each a Delaware corporation, merged as of December 31, 1996; Messrs. Thomas M. O'Gara, Wilfred T. O'Gara and Carpinello own approximately 92%, 1% and 1%, respectively, of the outstanding capital stock of Longline/Excel.

LONGLINE LEASING/EXCEL ARMOR

     Lease agreements. OHE has a Master Equipment Lease with Longline/Excel, entered into in July 1995, pursuant to which OHE leases various items of equipment from Longline/Excel. As of December 31, 1997, OHE had approximately $1,250,000 of equipment under lease for 12 and 36-month terms, beginning on various dates between July 1995 and April 1996. Rental expenses were $17,000, $381,446 and $396,005 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Supplier arrangements. During 1995 and 1996, OHE purchased the dual-hard steel required for certain aspects of its vehicle armoring from Longline/Excel, which distributed the steel for an unrelated third party. Purchases by OHE from Longline/Excel were $520,700 and $960,231 during 1995 and 1996, respectively, and accounted for 90% and 99% of Longline/Excel's sales revenues for the same periods. In connection with these purchases, OHE advanced $160,390 to Longline/Excel during 1995 to fund Longline/Excel's initial purchase commitments and guaranteed a $150,000 letter of credit furnished by Longline/Excel to the third party. OHE now purchases its dual-hard steel directly from the third party. At December 31, 1996 and 1997, OHE had receivables of $210,659 and $282,345, respectively, from Longline/Excel in connection with the prior arrangement, which sum is guaranteed by the shareholders of Longline/Excel. All other aspects of the arrangement have been terminated. Also, in August 1995, Longline/Excel and OHE entered into an agreement under which OHE manufactured certain parts needed by Longline/Excel in connection with a contract with a third party. Total revenue recognized in 1995 and 1996 in association with this contract was $113,000.

     Corporate aircraft. In February 1995, OHE entered into a lease for a Gulfstream G-II aircraft owned by Longline/Excel. The Gulfstream aircraft was purchased by Longline/Excel for a price of $4,060,000 (represented by an exchange of a prior jet leased by Kroll-O'Gara from Longline/Excel and new financing). In connection with the cancellation of the prior jet's lease, $400,493, representing the unamortized portion of OHE's $504,000 deposit on that lease, was transferred as the deposit on the Gulfstream lease. As amended in August 1996, the Gulfstream lease has provided for minimum lease payments of $35,200 per month, allowed OHE 23 hours of usage per month and provided for charges of $1,500 per hour thereafter. Rental expense related to the Gulfstream lease (including amortization of the deposit) was $414,160, $422,349 and $233,939 for 1995, 1996 and 1997, respectively. Additionally, Kroll-O'Gara paid Longline/Excel $327,000 in 1996 and $576,000 in 1997 relating to usage of the aircraft in connection with the initial public offering and the merger with KHI. Kroll-O'Gara believes that these rates were equivalent to those charged by Longline/Excel to other unrelated companies for similar services and compared favorably to rates charged by another unrelated charter service for similar aircraft.

     Kroll-O'Gara has reached agreement with Longline/Excel to terminate the aircraft lease as of July 1, 1998. Commencing July 1, 1998, Longline/Excel will provide OHE a $700 per hour discount, to a maximum of 604 hours, on Longline/Excel's normal commercial rates. This discount will end on July 1, 2003, irrespective of whether the 604 hours have been utilized. The discount will be used to amortize the remaining portion of the OHE's deposit under the lease, as well as unused prepaid hours of usage of the plane, which together aggregate $422,556.

INTERCOMPANY NOTES AND ACCOUNTS PAYABLE/RECEIVABLE AND CERTAIN LOANS

     OHE held promissory notes, for money borrowed, in the principal amounts of $100,000 and $130,000 from Mr. Thomas M. O'Gara. Each note bore interest at the rate of 8.75% per annum and was due on December 31, 1996. In December 1996, Mr. O'Gara repaid in full the $251,834 of principal and accrued interest outstanding under these notes. Mr. Thomas M. O'Gara also was indebted, for money borrowed, to OHE in the amount of $242,242, not represented by a promissory note. As of December 31, 1997, $120,191 of this indebtedness remained outstanding; the full amount outstanding was repaid in June 1998.

     OSN held a promissory note, for money borrowed, from Excel Metal Products, Inc. ("Excel Metal"), a corporation wholly owned by Mr. Thomas M. O'Gara, in the principal amount of $310,000, which bore interest at the rate of 8.5% and was due on February 11, 1997. All principal and accrued interest outstanding pursuant to this note, totalling $331,224, was repaid in December 1996.

     During 1995 and 1996, OHE paid Silver Springs Land and Cattle Company, a Nevada corporation of which Mr. Thomas M. O'Gara is the President and sole shareholder, $11,082 and $3,177, respectively, for the use of its facilities for corporate meetings. The use of these facilities by Kroll-O'Gara has been discontinued.

     Until the Reorganization, OHE held a 49% beneficial interest in O'Gara Overseas Services, S.A., a Swiss corporation ("OOS"), with the remaining 51% held by Limited. As part of the Reorganization, OHE's interest in OOS was exchanged for certain assets and liabilities of Limited, with the result being that OOS is no longer affiliated with Kroll-O'Gara. In addition, OHE fulfilled a demand note, bearing interest at 3% per annum, that had been outstanding with OOS in the amount of $90,930, which represented $88,685 in principal and $2,245 in interest. Also, subsequent to the Reorganization, Mr. Thomas M. O'Gara made full payment on a 3% promissory note, which totalled $302,803 including interest, held by OOS. OOS also had provided sales and marketing services for OHE and OSN. During 1995 and 1996, $377,144 and $363,583, respectively, were paid to OOS for these services. All arrangements with OOS were terminated in connection with the Reorganization.

     From its incorporation in 1988 until 1996, O'Gara Protective Services, a Nevada corporation ("OPS") in which the former shareholders of OHE (including Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Carpinello and Curotto) previously owned approximately a 47% interest, but which was and is controlled by Mr. Edward F. O'Gara, the brother of Messrs. Thomas M. and Wilfred T. O'Gara, was provided certain medical and general liability insurance coverage under OHE's insurance policies. These insurance programs were paid for by OPS through monthly and annual premiums established by OHE's insurance provider. These arrangements were terminated upon the consummation of Kroll-O'Gara's initial public offering.

     Immediately prior to the KHI merger, KHI owed $6,349,813 to Mr. Kroll, representing unpaid principal of $4,761,958 and accrued interest of $242,356 on open account advances and loans which had been made by him to KHI from time to time since 1989. An additional $286,308 previously had been repaid. Also immediately prior to the KHI merger, Mr. Kroll owed KHI $1,420,756, representing aggregate borrowings from KHI of $1,345,499 plus $75,257 in accrued interest. Of the outstanding principal amounts, $4,380,849 owed by KHI to Mr. Kroll and $748,000 owed by Mr. Kroll to KHI bore interest at an annual rate equal to the prime rate plus 1%, $1,129,109 owed by KHI to Mr. Kroll bore interest at an annual rate equal to the brokers' loan rate (7.625% at December 1, 1997) and $597,499 owed by each of KHI and Mr. Kroll to the other bore interest at an annual rate of 7% (equal to the prime rate at the date of the loan plus 1%). Immediately prior to the KHI merger, the principal and accrued interest on all outstanding loans from KHI to Mr. Kroll were repaid in full and loans (plus all accrued interest) from Mr. Kroll to KHI were repaid to the extent of the amounts owed to KHI by Mr. Kroll. The remaining amount owed Mr. Kroll is represented by a promissory note, issued by a subsidiary of KHI at the time of the KHI merger, in the principal amount of $309,500, bearing interest at an annual rate 1/2% below the prime rate. Also, upon consummation of the KHI merger, all $6,040,313 of principal and accrued interest owed by KHI to Mr. Kroll for open account advances was repaid.

     In July 1995 AIG loaned $2,000,000 to KHI. These loans were evidenced by demand promissory notes bearing interest at an annual rate equal to the Citibank N.A. base rate in effect from time to time plus 2%. As of December 1, 1997, principal and accrued interest in the aggregate amount of $2,035,583 was outstanding under these notes. These notes were repaid in full upon the consummation of the KHI merger.

     During 1995, 1996 and 1997, Kroll-O'Gara rendered risk management services, including marketing support, and claims investigations services to AIG and its subsidiaries. Kroll-O'Gara billed AIG and its subsidiaries $3,868,967, $5,325,559 and $6,412,244 in 1995, 1996 and 1997, respectively, for such services. Included in the 1996 and 1997 amounts are payments pursuant to an agreement under which Kroll-O'Gara provides certain AIG subsidiaries with crisis management and marketing services through November 30, 1998. The agreement provides for an annual retainer ($2,288,640 for 1997), subject to certain adjustments, and is payable quarterly in advance. The accounts receivable balance for AIG was $897,361 at December 31, 1997. Since 1995, Kroll-O'Gara has purchased certain of its liability insurance, including Professional Errors and Omissions and Directors and Officers liability insurance, from AIG's subsidiaries. AIG's subsidiaries billed Kroll-O'Gara $485,807, $824,348 and $814,154 for this insurance during 1995, 1996 and 1997, respectively. Kroll-O'Gara obtains the coverage through an independent insurance broker and where possible obtains competitive proposals from unrelated third parties.

BUILDING LEASE

     OLG, Limited, an Ohio limited liability company of which Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Allen, Carpinello, Curotto and Lennon own approximately 91%, 5%, 1%, 1%, 1% and 1% of the outstanding capital stock, was formed in March 1996 for the purpose of acquiring and leasing to OHE a facility located at 4175 Mulhauser Road, Fairfield, Ohio. The building was purchased for approximately $1.8 million and was leased to OHE for one year, ending March 31, 1997, for $468,000 (plus taxes, insurance and maintenance costs). OHE exercised an option to renew the lease, at a base rent of $21,000 per month, through July 1997. Since August 1997, OHE has continued to utilize the facility on a month to month basis. In August 1998, OLG, Limited sold the building to an unrelated third party. OHE continues to lease the building from the third party.

CONSULTING AGREEMENTS

     Excel Metal. OSN, Inc. had a consulting agreement with Excel Metal pursuant to which Excel Metal provided management consulting services to OSN, Inc. during calendar year 1996 for a fee of $6,000 per month plus reimbursement of expenses. The arrangement terminated upon consummation of Kroll-O'Gara's initial public offering.

     William S. Sessions. From time to time, Mr. Sessions has provided consulting services to Kroll-O'Gara or OHE. During 1995, 1996 and 1997, he received $25,000, $5,000 and $7,500, respectively, for sales development assistance related to OHE's commercial armored products.

     Neil P. Saldin. Mr. Saldin was an executive officer of Kroll-O'Gara until June 30, 1997. Prior to becoming an executive officer of Kroll-O'Gara, Mr. Saldin was a consultant to OSN from October 1994 through September 1995. The consulting services, which were managerial and related to the start up of OSN's operations, were provided through a company controlled by Mr. Saldin, which was paid $180,000.

     Edward F. O'Gara. In 1995 and 1996, OHE guaranteed certain consulting agreements between Longline/Excel and Cirrus Systems, Inc., a Delaware corporation owned by Mr. Edward F. O'Gara. Such agreements were for one year terms for a total of $120,000 per year and expired December 31, 1996. Mr. Thomas
M. O'Gara has agreed to indemnify OHE for any claims made under such guarantees.

EXERCISE OF STOCK OPTIONS AND SALE OF SHARES

     On August 23, 1996, Messrs. Thomas M. O'Gara, Wilfred T. O'Gara, Carpinello and Curotto exercised options previously granted on December 31, 1993 to purchase 138, 131, 91 and 85 shares of the common stock of OHE, respectively, at a price of $1.00 per share. Giving effect to the Reorganization, the corresponding numbers of shares of Common Stock of Kroll-O'Gara were 37,667, 35,756, 24,838 and 23,201, respectively, at a price of $0.0037 per share.

     On August 23, 1996, Mr. Thomas M. O'Gara sold 10 shares of the common stock of OHE to Mr. Carpinello for a price of $468.00 per share (equivalent to 2,730 shares of Common Stock of Kroll-O'Gara for a price of $1.71 per share). Kroll-O'Gara incurred a non-recurring, non-cash expense of approximately $19,890 in the fourth quarter of 1996 in connection with this sale. This expense resulted in a corresponding increase in additional paid-in capital, and no change in total shareholders' equity. This expense was not tax deductible and represented the difference between the net offering price and the net sales price of these shares as if issued directly by Kroll-O'Gara.

PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of Kroll-O'Gara's Common Stock on September 30, 1998 by (i) each beneficial owner of more than five percent of the Common Stock, (ii) each director and named executive officer individually, and (iii) all directors and executive officers of Kroll-O'Gara as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect to such shares.

                                                                   BENEFICIAL
                                                                  OWNERSHIP(1)
                                                              ---------------------
                            NAME                               NUMBER      PERCENT
                            ----                              ---------    --------
Jules B. Kroll(2)(3)........................................  2,879,991      16.7
Thomas M. O'Gara(2).........................................  2,425,935      14.0
Wilfred T. O'Gara...........................................    253,146       1.5
Gary W. Allen(4)............................................     18,768         *
Michael G. Cherkasky........................................    153,939         *
Marshall S. Cogan...........................................         --        --
Richard L. Curotto(4).......................................     41,087         *
Michael J. Lennon...........................................     21,741         *
Raymond E. Mabus............................................      2,000         *
Nazzareno E. Paciotti.......................................    103,845         *
Hugh E. Price...............................................     17,500         *
Jerry E. Ritter.............................................      2,000         *
William S. Sessions.........................................      2,000         *
Howard I. Smith(2)(5).......................................  1,444,212       8.4
All directors and current executive officers as a group
  (14 persons)(4)(6)........................................  7,384,608      42.0
American International Group, Inc.(2).......................  1,444,212       8.4

---------------

 * Less than 1% of the outstanding Common Stock.

(1) Includes the following numbers of shares of Common Stock which may be acquired through the exercise of currently exercisable stock options or stock options which become exercisable within 60 days after September 30, 1998: Mr. Kroll, none; Mr. Thomas M. O'Gara, 7,716 shares; Mr. Wilfred T. O'Gara, 19,716 shares; Mr. Allen, 16,333 shares; Mr. Cherkasky, 90,529 shares; Mr. Cogan, none; Mr. Curotto, 16,000 shares; Mr. Lennon, 18,666 shares; Mr. Mabus, 2,000 shares; Mr. Paciotti, 90,529 shares; Mr. Price, 17,500 shares; Mr. Ritter, 1,000 shares; Mr. Sessions, 2,000 shares; Mr. Smith, none; and all directors and current executive officers as a group, 270,989 shares.

(2) Mr. Kroll's address is 900 Third Avenue, New York, New York 10022. Mr. O'Gara's address is 9113 LeSaint Drive, Fairfield, Ohio 45014. Mr. Smith's and AIG's address is 70 Pine Street, New York, New York 10270.

(3) Does not include 192,561 shares held by trusts for the benefit of Mr. Kroll's adult children, in which Mr. Kroll disclaims any beneficial interest.

(4) Messrs. Allen and Curotto ceased to be executive officers of Kroll-O'Gara on December 1, 1997. Their shares are not included in those listed as held by all directors and current executive officers as a group.

(5) Consists of 1,444,212 shares held by AIG. Mr. Smith disclaims any beneficial interest in these shares.

(6) Includes 1,444,212 shares held by AIG which are deemed to be owned by Mr. Smith and in which he disclaims any beneficial interest.

                    LABORATORY SPECIALISTS OF AMERICA, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes thereto of Laboratory Specialists appearing elsewhere in this Proxy Statement/Prospectus.

GENERAL

     Laboratory Specialists, through its wholly-owned subsidiary, Laboratory Specialists, Inc. ("LSI"), owns and operates an independent laboratory providing drug testing services to corporate and institutional clients seeking to detect and deter the use of illegal drugs. The drug testing market is in an expansion mode in part due to the recent adoptions of additional Department of Transportation regulations, which became effective in 1995, that substantially expanded the previous regulations which mandated random drug testing of workers, especially in such safety-sensitive jobs such as trucking, aviation, railroads and pipelines. Under these regulations, 50 percent of transportation workers (mass-transit workers and interstate truckers and bus drivers) will be required to be tested annually.

     LSI is certified by the Substance Abuse and Mental Health Services Administration ("SAMHSA"), a federal agency and regulatory successor to the National Institute on Drug Abuse ("NIDA"), to conduct drug testing using legally defensible (forensic) procedures required for legal defensibility of test results. The essential elements of these procedures are a secure chain-of-custody for each specimen from collection to the reporting of test results and accurate and reliable testing in which a second independent test is performed to confirm each positive test result. The drug testing services offered by LSI also include assisting clients with the development of drug testing programs, training client personnel, managing specimen collection, arranging for transportation of specimens to LSI's laboratory, identifying trends in local and national drug use, interpreting test results, and providing expert testimony concerning challenged test results. All of these services are customized to the individual needs of the clients to assist in the implementation and cost-effective maintenance of test programs.

BACKGROUND

     Peterson Share Exchange. In April 1994, LSI issued 706,244 shares of LSI Preferred Stock to MBf USA, Inc. ("MBf USA") with a stated value of $1.00 per share, and pursuant to a Stock Exchange Agreement, MBf USA transferred to Arthur
R. Peterson, Jr. all of the outstanding common stock of LSI in exchange for 1,300,000 shares of the common stock of MBf USA (having a market value of $1,178,125), and, effective February 23, 1994, LSI issued a promissory note (the "MBf USA Promissory Note") in the principal amount of $353,123 to MBf USA, which resulted in LSI ceasing to be a wholly-owned subsidiary of MBf USA (the "Peterson Share Exchange"). The MBf Promissory Note bore interest at the rate of seven percent per annum and was due and payable on February 23, 1999. It was repaid in full during the first quarter of 1998. The acquisition of the LSI common stock by Mr. Peterson was accounted for under the purchase method of accounting. The purchase price exceeded the fair market value of the net tangible assets of LSI by approximately $1,565,000 and represented a material payment for goodwill, an intangible asset, which is being amortized over 40 years.

     LSI Acquisition. Pursuant to an Exchange Agreement dated June 30, 1994, Arthur R. Peterson, Jr. exchanged the outstanding common stock of LSI for 1,000,000 shares of Laboratory Specialists Common Stock and 300,000 shares of Laboratory Specialists Series I Preferred Stock, and MBf USA exchanged the LSI Preferred Stock for 239,405 shares of Laboratory Specialists Common Stock (the "LSI Acquisition"). As a result of the LSI Acquisition, LSI became a wholly-owned subsidiary of Laboratory Specialists on July 8, 1994. The LSI Acquisition was accounted for as a reverse acquisition of Laboratory Specialists by LSI. On July 10, 1995, the Laboratory Specialists Series I Preferred Stock was redeemed by Laboratory Specialists in full and ceased to be issued and outstanding.

     Private Placement and Prior Operations of Laboratory Specialists. Prior to the LSI Acquisition, the operations of Laboratory Specialists were limited to completion of a private placement of 150,000 shares of its Common Stock for net proceeds of approximately $145,000 and the operations associated with the LSI Acquisition.

     Initial Public Offering. On October 11, 1994, Laboratory Specialists completed its offering of 1,320,000 shares of Laboratory Specialists Common Stock and 660,000 warrants (the "1994 Warrants") in units of two shares of Laboratory Specialists Common Stock and one 1994 Warrant at a price of $5.49 per unit, which represented a 10 percent discount of the public offering price of $6.10 per unit (the "IPO Offering"). The proceeds after offering expenses to Laboratory Specialists were $3,261,660. As a portion of underwriting compensation, Laboratory Specialists issued to Barron Chase Securities, Inc. and its designees warrants (the "Barron Chase Group Warrants") exercisable for the purchase of 66,000 units for $7.32 per unit on or before October 11, 1999. As of September 1, 1998, the outstanding Barron Chase Group Warrants are exercisable for the purchase of 34,000 units (68,000 shares of Laboratory Specialists Common Stock).

     NDAC Asset Purchase. On December 1, 1994, Laboratory Specialists acquired from National Drug Assessment Corporation ("NDAC") certain intangible assets pursuant to an Asset Purchase Agreement, dated November 30, 1994, ("NDAC Asset Purchase"). The assets purchased included the customer list of NDAC and certain other intangible assets (the "NDAC Purchased Assets"). In connection with the acquisition of the NDAC Purchased Assets, Laboratory Specialists (i) paid $750,000 and issued and delivered 189,000 shares of Laboratory Specialists Common Stock and (ii) assumed the obligations of NDAC under an office lease agreement. The $1,070,940 purchase price of the NDAC Purchased Assets was allocated entirely to the customer list, which was recorded as an intangible asset, which is being amortized over 15 years.

     NPLI Acquisition. On January 2, 1996, Laboratory Specialists acquired all of the issued and outstanding capital stock (the "NPLI Stock") of National Psychopharmacology Laboratory, Inc., a Tennessee corporation ("NPLI"), and purchased goodwill (the "NPLI Goodwill"), pursuant to a Stock Purchase Agreement dated January 1, 1996 (the "NPLI Purchase Agreement"), and NPLI became a wholly-owned subsidiary of Laboratory Specialists. NPLI was engaged in forensic drug testing and clinical testing and analysis.

     Pursuant to the NPLI Purchase Agreement, Laboratory Specialists agreed to pay (i) $1,585,000 for the NPLI Stock (the "NPLI Stock Purchase Price") of which $1,075,000 was paid at closing to the shareholders of NPLI (the "NPLI Shareholders"), two unsecured promissory notes (the "NPLI Promissory Notes"), in the aggregate adjusted face value of $510,000, were issued and delivered to the NPLI Shareholders, and NPLI conveyed to the NPLI shareholders an office building and NPLI's leasehold interest in the real property on which the office building is located and affixed at an agreed market value of $75,000, and (ii) $140,000 for the NPLI Goodwill payable in 24 monthly installments commencing on February 1, 1996.

     Pursuant to the NPLI Purchase Agreement, the aggregate principal amount of the NPLI Promissory Notes was reduced to $510,000 effective January 2, 1996, further reduced by principal payments, and pursuant to a Settlement Agreement and General Release dated August 25, 1997, Laboratory Specialists issued and delivered to the former NPLI shareholders 103,333 shares of Laboratory Specialists Common Stock on August 28, 1997, in full payment and elimination of the NPLI Promissory Notes. Furthermore, pursuant to the NPLI Purchase Agreement,
(i) Laboratory Specialists paid certain NPLI shareholder loans in the aggregate amount of $275,000 and (ii) entered into a certain First Amendment of Lease

Agreement with DJ Associates, a general partnership of which the NPLI Shareholders are the general partners, and pursuant to which Laboratory Specialists and NPLI leased certain office and laboratory facilities for a term of six months and agreed to pay monthly rent of $3,000. The total purchase price of approximately $3,400,000 was recorded as intangible assets.

     Laboratory Specialists consolidated and assimilated the forensic drug testing operations of NPLI with those of LSI during the first quarter of 1996. Laboratory Specialists discontinued the clinical testing and analysis operations of NPLI during the fourth quarter of 1996 after several attempts to dispose of the clinical testing and analysis operations.

     PLL Asset Purchase. On January 31, 1997, Laboratory Specialists acquired from Pathology Laboratories, Ltd., a Mississippi corporation ("PLL"), certain forensic drug testing assets (the "PLL Asset Purchase") pursuant to an Asset Purchase Agreement dated January 31, 1997 (the "PLL Purchase Agreement"). The assets purchased included the customer list of PLL and all related assets, and all assets owned by PLL used in connection with the PLL office in Greenville, South Carolina. Pursuant to the Purchase Agreement, Laboratory Specialists (i) paid $1,600,000 at closing and $765,601 in four quarterly installments during the 12-month period ended January 31, 1998, and (ii) assumed the obligations of PLL under a certain Lease between Edith Schlien and PLL, dated September 16, 1996, covering approximately 2,500 square feet of office space located in Greenville, South Carolina, which requires monthly base rental payments of $2,083 and which expires on September 16, 1999.

     Warrant Redemption. In October 1997, Laboratory Specialists completed the redemption of its outstanding 1994 Warrants and, in connection therewith and pursuant to exercise of the 1994 Warrants, issued 1,440,580 shares of Laboratory Specialists Common Stock for $2.00 per share for net proceeds to Laboratory Specialists of $2,470,951 (the "Warrant Redemption Offering"). For services performed, Laboratory Specialists issued to Barber & Bronson Incorporated and its assigns warrants to purchase 144,058 shares of Laboratory Specialists Common Stock for $2.20 per share during the three-year period ending October 14, 2000 (the "Barber & Bronson Group Warrants"), and paid Barber & Bronson Incorporated aggregate fees of $190,829. As of September 1, 1998, a portion of the Barron Chase Group Warrants have been exercised for the purchase of 32,000 units (64,000 shares of Laboratory Specialists Common Stock) and Laboratory Specialists received net proceeds of $230,400 and a portion of the Barber and Bronson Group Warrants have been exercised for the purchase of 98,572 shares of Laboratory Specialists Common Stock and Laboratory Specialists received net proceeds of $216,858.

     Accu-Path Asset Purchase. On December 1, 1997, Laboratory Specialists acquired from Accu-Path Medical Laboratory, Inc. ("Accu-Path") certain intangible assets pursuant to an Asset Purchase Agreement, dated December 1, 1997, ("Accu-Path Asset Purchase"). The assets purchased included the customer list of Accu-Path and all related assets and certain assets utilized in the office of Accu-Path at its offices in Ruston, Louisiana (the "Accu-Path Assets"). In connection with the acquisition of the Accu-Path Assets, Laboratory Specialists agreed to pay 180 percent of the forensic testing revenues during the period of June through November 1998, with an advance payment of $100,000 on December 1, 1997, and the remaining purchase price balance will be paid through four quarterly installment payments with the first of such payments due on December 31, 1998. The purchase price of the Accu-Path Assets was or will be allocated entirely to the customer list, which was recorded as an intangible asset, which is being amortized over 15 years. At December 31, 1997, the accrued installment payments totaled $260,000.

     HLI Asset Purchase. On May 1, 1998, Laboratory Specialists acquired from Harrison Laboratories, Inc. ("HLI") a customer list pursuant to an Asset Purchase Agreement, dated April 13, 1998 (the "HLI Asset Purchase"). In connection with the HLI Asset Purchase, Laboratory Specialists (i) paid $500,000 at closing and agreed to pay on or before May 30, 1999, an amount equal to the revenues attributable to the customer list during the one-year period ending April 30, 1999, in excess of $500,000, and (ii) entered into a three-year employment agreement with the principal shareholder of HLI as a sales representative, providing for a base salary of $50,000 per year, monthly bonuses equal to 3.5 percent of revenues attributable to the customer list, and other benefits. The purchase price of the customer list was recorded as an intangible asset, which is being amortized over 15 years.

     1998 Private Offering. On June 4, 1998, Laboratory Specialists completed the offering of 555,222 shares of Laboratory Specialists Common Stock for estimated net proceeds of $2,285,600 (the "1998 Private Offering"). Furthermore, Laboratory Specialists paid Jesup & Lamont Securities Corporation a placement fee of $174,650 and issued warrants to Jesup & Lamont and its designees (the "Jesup & Lamont Group Warrants").

     TLI Asset Purchase. On July 1, 1998, Laboratory Specialists acquired the customer list and other intangible assets of TOXWORK Laboratories, Inc. ("TLI") for $2.4 million pursuant to an Asset Purchase Agreement dated June 8, 1998 (the "TLI Asset Purchase"). The purchase price of the customer list and other intangible assets acquired was recorded as intangible assets which are being amortized over 15 years.

RESULTS OF OPERATIONS

     The following table sets forth selected results of operations for (i) the fiscal years ended December 31, 1997 and 1996, which are derived from the audited consolidated financial statements of Laboratory Specialists appearing elsewhere in this Proxy Statement/Prospectus, and (ii) the six months ended June 30, 1998 and 1997. The results of operations for the periods presented are not necessarily indicative of Laboratory Specialists' future operations.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------
                                                     1996                      1997
                                             ---------------------    ----------------------
                                               AMOUNT      PERCENT      AMOUNT       PERCENT
                                             ----------    -------    -----------    -------
Revenues...................................  $8,726,799     100.0%    $12,836,953     100.0%
Cost of laboratory services................   3,816,114      43.7%      5,828,665      45.4%
                                             ----------     -----     -----------     -----
Gross profit...............................   4,910,685      56.3%      7,008,288      54.6%
                                             ----------     -----     -----------     -----
Operating expenses:
  Selling..................................     601,945       6.9%        654,284       5.0%
  General and administrative...............   2,442,602      28.0%      3,230,117      25.2%
  Depreciation and amortization............     504,123       5.8%        690,268       5.4%
  Asset impairment.........................     124,531       1.4%             --        --%
                                             ----------     -----     -----------     -----
Total operating expenses...................   3,673,201      42.1%      4,574,669      35.6%
                                             ----------     -----     -----------     -----
                                              1,237,484      14.2%      2,433,619      19.0%
Other income (expense).....................     (21,808)       .3%       (151,252)      1.2%
                                             ----------     -----     -----------     -----
Income from continuing operations before
  income taxes.............................   1,215,676      13.9%      2,282,367      17.8%
Income tax expense.........................     527,171       6.0%        953,264       7.4%
                                             ----------     -----     -----------     -----
Income from continuing operations..........     688,505       7.9%      1,329,103      10.4%
Discontinued Operations:
  Loss from operations of discontinued
     clinical business, net of tax
     benefit...............................    (500,636)      5.7%             --        --%
  Loss on disposal of clinical business,
     net of tax benefit....................    (773,580)      8.9%             --        --%
                                             ----------     -----     -----------     -----
Net income (loss)..........................  $ (585,711)      6.7%    $ 1,329,103      10.4%
                                             ==========     =====     ===========     =====

                                                        SIX MONTHS ENDED JUNE 30,
                                              ----------------------------------------------
                                                      1997                     1998
                                              ---------------------    ---------------------
                                                AMOUNT      PERCENT      AMOUNT      PERCENT
                                              ----------    -------    ----------    -------
Revenues....................................  $6,010,982     100.0%    $7,659,764     100.0%
Cost of revenues............................   2,659,857      44.2%     3,462,846      45.2%
                                              ----------     -----     ----------     -----
Gross profit................................   3,351,125      55.8%     4,196,918      54.8%
                                              ----------     -----     ----------     -----
Operating expenses:
  Selling...................................     292,095       4.9%       424,932       5.6%
  General and administrative................   1,599,080      26.6%     1,786,052      23.3%
  Depreciation and amortization.............     317,172       5.3%       392,908       5.1%
                                              ----------     -----     ----------     -----
Total operating expenses....................   2,208,347      36.8%     2,603,892      34.0%
                                              ----------     -----     ----------     -----
Income from operations......................  $1,142,778      19.0%    $1,593,026      20.8%
                                              ==========     =====     ==========     =====

     During each of the fiscal years ended December 31, 1997 and 1996, and the six months ended June 30, 1998, LSI experienced a 2.0 percent, 4.7 percent and
3.2 percent decrease in the price per specimen, respectively, compared to the preceding fiscal year or the same period in the preceding year, principally due to increased price competition amongst providers of drug testing services, price per specimen being an important factor in obtaining and maintaining customers. Management of LSI closely monitors its price per specimen, the prices of its competitors and the costs of processing specimens to remain competitive, as well as profitable. There can be no assurance that the price per specimen will not decline further during 1998 and thereafter. In the event price stabilization has not occurred, LSI will, as it has in the past, take appropriate measures to downsize its drug testing personnel and possibly further automate the testing processes and employ additional technology to continue profitability from operations, although there can be no assurance that such measures will assure profitability in the event of substantial price reductions within the short term. During each of the fiscal years ended December 31, 1997 and 1996 and the six months ended June 30, 1998, the number of specimens analyzed increased 51.6 percent, 34.5 percent and 31.1 percent, respectively, compared to the preceding fiscal year ended or the same period in the preceding year.

     In connection with the NPLI Acquisition, Laboratory Specialists acquired the clinical testing and analysis operation conducted by NPLI. After several attempts to sell the clinical testing analysis operation of NPLI, Laboratory Specialists discontinued the clinical testing and analysis operation in the fourth quarter of 1996. This resulted in a loss from the discontinued operation of $500,636 (after giving effect to the associated tax benefit of $257,904) and a loss on disposal of the clinical business of $773,580 (after giving effect to the associated tax benefit of $489,420), which resulted in a loss of $.39 per basic common share for the fiscal year ended December 31, 1996. Before such discontinued operation, Laboratory Specialists' income from continuing operations for the fiscal year ended December 31, 1996 was $688,505 or $.21 per basic common share.

COMPARISON OF FISCAL 1996 AND 1997

     Revenues increased $4,110,154 to $12,836,953 in 1997 from $8,726,799 in
1996, an increase of 47.1 percent. The increase in revenues was due to a 51.6 percent increase in the number of specimens analyzed during 1997 as compared to 1996, although partially offset by a decrease of 2% in the average price per specimen. The increase in number of specimens analyzed was attributable to the PLL Asset Purchase and Accu-Path Asset Purchase as well as the obtaining of additional accounts through LSI's normal sales and marketing efforts. The decrease in the average price per specimen was principally due to increased price competition among providers of drug testing services, price per specimen being the most important factor in obtaining and maintaining clients. There can be no assurance that the price per specimen will not further decline in 1998 which will directly impact profitability. See "Laboratory
Specialists -- Business -- Competition." Cost of laboratory services increased $2,012,551 from $3,816,114 in 1996 to $5,828,665 in 1997, an increase of 52.7 percent. This increase was primarily due to the increased volume of specimen testing and increased as a percentage of revenues by 1.7 percent. Gross profit on revenues decreased as a percentage of revenues from 56.3 percent in 1996 to
54.6 percent in 1997.

     Operating expenses increased $901,468 from $3,673,201 in 1996 to $4,574,669 in 1997, an increase of 24.5 percent, but decreased as a percentage of revenues from 42.1 percent to 35.6 percent. The increase in operating expenses was attributable to the increase in general and administrative expenses of $787,515, selling expense of $52,339, and depreciation and amortization of $186,145. Laboratory Specialists did not recognize an asset impairment in 1997, while during 1996 Laboratory Specialists recognized an asset impairment of $124,531, which was attributable primarily to the write-down, to the estimated fair market value, of LSI's former laboratory facilities which are held for sale as of the date of this Prospectus. The increase in general and administrative expenses was principally due to the increase in executive officer compensation of Laboratory Specialists and bonuses for certain key employees of LSI and increased overhead as a result of the PLL Asset Purchase and the Accu-Path Asset Purchase. The increase in selling expenses was due to the addition of two sales representatives and increased personnel to assist in maintaining forensic drug testing customers obtained in connection with the PLL Asset Purchase and the Accu-Path Asset Purchase. Depreciation increased due to the acquisition of new laboratory equipment in 1997 and the acquisition and renovation of LSI laboratory and office facilities, and amortization increased due to the amortization of the customer list and goodwill acquired in connection with the PLL Asset Purchase and the Accu-Path Asset Purchase.

     Interest expense increased $163,248 from $67,185 in 1996 to $230,433 in 1997, a 243 percent increase. The increase in interest expense was the result of the effect of a full year of a capital lease agreement, entered into in February 1996, for certain laboratory equipment and the increase in long-term debt associated with the acquisition and renovation of LSI's current laboratory and office facilities, and the PLL Acquisition. Interest income increased from $41,208 in 1996 to $78,035 in 1997, a 89.4 percent increase. The increase resulted from an increase in cash equivalents held for investment attributable to cash flows from operations and the net proceeds from the issuance of Common Stock in connection with the Warrant Redemption Offering. Other income decreased from $4,169 in 1996 to $1,146 during 1997. Income from continuing operations, after provision for income taxes, increased $640,598 from $688,505 in 1996 to $1,329,103 in 1997, a 93 percent increase. Income per share of common stock from continuing operations on a basic basis was $.36 ($.31 per share on a diluted basis) in 1997, compared to net income per share of common stock on a basic basis of $.21 ($.17 per share on a diluted basis) in 1996.

COMPARISON OF SIX-MONTH PERIODS ENDED JUNE 30, 1997 AND 1998

     Revenues increased to $7,659,764 in the six months ended June 30, 1998 (the "1998 Interim Period"), from $6,010,982 in the six months ended June 30, 1997 (the "1997 Interim Period"), an increase of 27.4 percent. The increase in revenues was due to a 31.1 percent increase in the number of specimens analyzed during the 1998 Interim Period as compared to the 1997 Interim Period, although partially offset by a decrease of 3.2 percent in the average price per specimen. The increase in number of specimens analyzed was attributable to the Accu-Path and HLI Asset Purchases as well as LSI's normal sales and marketing efforts. The decrease in the average price per specimen was principally due to increased price competition among providers of drug testing services, price per specimen being an important factor in obtaining and maintaining clients.

     Cost of revenues increased $802,989 from $2,659,857 in the 1997 Interim Period to $3,462,846 in the 1998 Interim Period, an increase of 30.2 percent. Gross profit on revenues decreased as a percentage of revenues from 55.8 percent in the 1997 Interim Period to 54.8 percent in the 1998 Interim Period. The decrease was primarily due to the decrease in the price per specimen.

     Operating expenses increased from $2,208,347 in the 1997 Interim Period to $2,603,892 in the 1998 Interim Period, an increase of 17.9 percent, and decreased as a percentage of revenues from 36.8 percent to 34.0 percent. The increase in operating expenses was attributable to the increase in selling expenses of $132,837, general and administrative expenses of $186,972 and depreciation and amortization of $75,736. The increase in general and administrative expenses was principally the result of (i) an increase in executive officer compensation, (ii) the addition of several key positions at LSI and (iii) the addition of certain overhead costs associated with the PLL, Accu-Path and HLI Asset Purchases. The increase in selling expenses was due to several additions to the sales force during late 1997 and early 1998, to assist in maintaining forensic clients acquired as part of the PLL, Accu-Path and HLI

Asset Purchases, as well as additional business development in other areas of the United States. Depreciation increased due to the renovation of the new laboratory and purchase of additional equipment at LSI, while amortization increased due to the customer list acquisitions from PLL, Accu-Path and HLI and the amortization of the purchase price of such customer lists.

     Income from operations increased from $1,142,788 in the 1997 Interim Period to $1,593,026 in the 1998 Interim Period, a 39.4 percent increase. Operating income increased as a percentage of revenues from 19.0 percent to 20.8 percent in the Interim Period.

     Interest expense increased 8.8 percent from $90,484 in the 1997 Interim Period to $98,438 in 1998 Interim Period. The overall increase in interest expense was due to the obtaining of bank loans during 1997 associated with the PLL Asset Purchase and the purchase and renovation of the new laboratory building, while partially offset by a decrease late in the first quarter of 1998 related to the repayment in full of the note payable to MBf USA. Interest income increased from $19,493 in the 1997 Interim Period to $77,823 in the 1998 Interim Period, a 299.2 percent increase. These increases were due to additional funds on deposit primarily from the exercise of stock warrants late in 1997 and the 1998 Private Offering during the second quarter of 1998. Other income increased from $72 in the 1997 Interim Period to $52,487 in the 1998 Interim Period. The increase in other income was primarily due to a one-time gain realized due to the early payout of the note payable to MBf USA in addition to the recovery of bad debts previously written off. Net income, after provision for income taxes, increased from $622,616 in the 1997 Interim Period to $954,306 in the 1998 Interim Period, a 53.3 percent increase.

PRO FORMA EFFECT OF STOCK-BASED COMPENSATION

     Laboratory Specialists has historically used options to retain and compensate its officers, directors, employees and others. During 1997, 1996 and 1995, Laboratory Specialists granted 590,000 stock options for the purchase of the Common Stock of Laboratory Specialists to certain officers, directors, employees and others. In accordance with Accounting Principles Board Opinion No. 25, the compensation cost of such stock options is not recognized in the consolidated financial statements of Laboratory Specialists. The outstanding stock options granted in 1997 had an estimated fair value at the date of grant of the options of $473,958, utilizing the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation. After giving effect to the estimated fair value of such options, Laboratory Specialists had net pro forma income of $1,053,706 ($.29 per common share on a basic basis and $.24 per common share on a diluted basis) for the year ended December 31, 1997, and had net pro forma loss of $673,516 ($.20 per common share on a basic basis and $.17 per common share on a diluted basis) for the year ended December 31, 1996.

YEAR 2000 COMPUTER SYSTEM COMPLIANCE

     Laboratory Specialists has two primary computer systems each of which was developed employing six digit date structures. Where date logic requires the year 2000 or beyond, such structures may produce inaccurate results. Management of Laboratory Specialists has substantially completed the implementation of a program to comply with year 2000 requirements on a system-by-system basis including information technology ("IT") and non-IT systems (e.g., microcontrollers). Management expects the program to be complete during 1998 at which time the Company's computer systems are expected to be year 2000 compliant.

     Management has evaluated its in-house supported IT systems and found no instances of date dependent calculations or operations that are affected by this six digit date structure. Laboratory Specialists' vendor-supported IT system has been updated and certified year 2000 compliant by the vendor. Non-IT systems, including all personal computers, will be evaluated by a third party contractor, updated if necessary, and certified as compliant during 1998. Laboratory Specialists' risks associated with the year 2000 are mainly its ability to communicate with its customers and pay its employees, distributors and vendors. Although management's evaluation is complete and vendor certifications are being obtained, a failure of Laboratory Specialists' computer systems or other support systems to function adequately with respect to year 2000 issues could have a material adverse effect on Laboratory Specialists' operations. Based on progress to date, there is no need for a contingency plan and such a plan has not been developed. Laboratory Specialists estimates that the total cost of its program to make Laboratory Specialists' computer systems year 2000 compliant is less than $25,000.

     Laboratory Specialists is in the early process of contacting its major suppliers to determine if their systems will be year 2000 complaint on a timely basis. In the event that Laboratory Specialists experiences product unavailability or supply interruptions due to year 2000 non-compliance by its suppliers, management believes that it would be able to obtain alternative sources of its products. A significant delay or reduction in availability of products, however, could also have a material adverse effect on Laboratory Specialists' operations.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED

     In June 1997, FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which modifies segment reporting requirements and establishes certain criteria for reporting disclosures concerning a company's products and services, geographic areas and major customers in annual and interim financial statements. This statement is effective for financial statements of Laboratory Specialists for the year ending December 31, 1998. Management of Laboratory Specialists believes that adoption of SFAS No. 131 will not have a material effect on Laboratory Specialists's financial statements, other than possibly the disclosure related to Laboratory Specialists's services, geographic service area and major customers.

QUARTERLY RESULTS OF OPERATIONS

     LSI's operations are affected by seasonal trends to which drug testing laboratories are generally subject. In LSI's experience, testing volume tends to be higher in the second calendar quarter and lower in the winter holiday season and the beginning of the first calendar quarter primarily due to hiring patterns which affect pre-employment drug testing. Because the general and administrative expenses associated with maintaining and adding to LSI's testing work force are relatively fixed over the short term, LSI's margins tend to increase in periods of higher testing volume and decrease in periods of lower testing volume. These effects are not always apparent because of the impact and timing of the startup of new businesses and other factors such as the timing and amount of price increases or decreases and additional acquisitions. Nevertheless, LSI's results of operations for a particular quarter may not be indicative of the results to be expected during other quarters.

INCOME TAXES

     The provisions for income taxes from continuing operations on pretax income were based on the effective combined federal and state graduated corporate income tax rates of approximately 40 percent in the six months ended June 30, 1998, 42 percent in 1997 and 43 percent for 1996. The provisions for income taxes were $670,592, $953,264 and $527,171 for the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operating activities totaled $1,049,111 in the six months ended June 30, 1998 and $928,758 in the six months ended June 30, 1997. As of June 30, 1998, Laboratory Specialists had working capital of $4,872,894, compared to working capital of $3,305,983 at December 31, 1997. In the event Laboratory Specialists' revenues increase as anticipated by management, Laboratory Specialists' working capital requirements will also increase and such requirements may exceed the net cash provided by operating activities and require that cash be used in operating activities from sources other than operations, including the available cash and cash equivalents (which were $4,776,869 at June 30, 1998) and borrowings. The increase in cash used in operations will principally be due to the timing differential between Laboratory Specialists' payment for materials and services to its suppliers and employee work force, and the time at which Laboratory Specialists receives payment from its customers. On June 4, 1998, Laboratory Specialists completed the offering of 555,222 shares of Laboratory Specialists Common Stock for estimated net proceeds of $2,285,600 pursuant to the 1998 Private Offering. On July 1, 1998, Laboratory Specialists completed the TLI Asset Purchase. The $2.4 million purchase price was paid from the proceeds of the 1998 Private Offering.

FUTURE OPERATIONS AND LIQUIDITY

     In February 1996, LSI entered into a capital lease obligation of approximately $650,000 with a vendor for the purchase of equipment and certain lab supplies at a fixed price per drug screen performed. The minimum monthly amount payable under the agreement is approximately $59,750, with approximately $13,000 per month allocated to the principal and interest of the capital lease obligation, and the remaining cost being allocated to the cost of laboratory supplies. The agreement resulted in LSI recording approximately $650,000 in additional equipment, with an equal amount of capital lease obligation recorded as a long-term debt obligation payable over five years. As of June 30, 1998, the outstanding capital lease obligation was $379,898.

     On January 9, 1997, LSI entered into a loan agreement with Hibernia National Bank (the "Bank") which established a credit facility comprised of a five-year term loan of up to $1,700,000 and a one-year revolving loan of $250,000 to be used for the PLL Asset Purchase. On August 25, 1998, the one-year revolving loan was renewed for two years and increased to $1,000,000. As of June 30, 1998, the outstanding principal amount of the five-year term loan was $1,218,333. Advances on the revolving loan are based upon LSI maintaining certain ratios and compliance with the covenants of the loan agreement and LSI's liquid assets including its accounts receivable. The outstanding principal amount of the revolving loan bears interest at the Citibank, N.A. rate (which was 9% at June 30, 1998), plus up to 1% and the term loan bears interest at such rate plus 0.5%. The loans are secured by the accounts receivable, intangible assets and by a mortgage on the building owned by LSI, and is guaranteed by Laboratory Specialists. The loan agreement contains various covenants, including certain financial ratios, all of which Laboratory Specialists was in full compliance with as of June 30, 1998.

     On July 2, 1997, LSI entered into a loan agreement with the Bank for a term loan in the principal amount of $720,000 to refinance the building in which LSI's laboratory and offices are located. This loan is payable in 36 monthly installments of approximately $9,800, followed by 23 monthly installments of approximately $6,000, with a final payment becoming due on July 2, 2002, of approximately $484,700. The outstanding principal balance of this loan bears interest at a rate of 8.65 percent per annum. As of June 30, 1998, the outstanding principal amount of such loan was approximately $668,208.

     On December 1, 1997, Laboratory Specialists completed the Accu-Path Asset Purchase and pursuant thereto agreed to pay 180 percent of the forensic testing revenues during the period from June through November, 1998 as follows: (i) $100,000 paid at closing, (ii) an amount equal to 50 percent of the forensic testing revenues for each of the first three quarters, to be paid 30 days following the end of each quarter, and (iii) the balance to be paid in four quarterly installments with the first payment due March 1, 1999. The estimated gross revenues attributable to this customer base was approximately $360,000. As of June 30, 1998, total payments of $90,151 have been recorded for the first two quarterly installments related to the Accu-Path Asset Purchase.

     On May 1, 1998, Laboratory Specialists completed the HLI Asset Purchase. Laboratory Specialists (i) paid $500,000 at closing, and (ii) is required to make a final payment, on or before, June 1, 1999, in an amount equal to 100 percent of the gross revenues directly attributable to each customer comprising the customer base of HLI for the year ended April 30, 1999, exceeding $533,855. The estimated gross revenues attributable to the customer base, for the year ended December 31, 1997, was approximately $960,000. As of June 30, 1998, no installment payments have been made related to the HLI Asset Purchase; however, an account receivable of $33,855 owed by HLI to LSI was offset against the installment obligation.

     On June 26, 1998, 480,000 stock options were exercised by certain officers of Laboratory Specialists. Pursuant to the stock option plans, the exercise price of the stock options and the payroll taxes associated with the exercise of the stock options were paid to Laboratory Specialists in the form of previously issued fully mature shares of Laboratory Specialists Common Stock. As a result of the exercise, 105,906 additional shares of Laboratory Specialists Common Stock were issued on June 26, 1998, and Laboratory Specialists paid approximately $478,900 in related payroll taxes on July 16, 1998. The payroll taxes were accrued as part of the payroll tax liability on the balance sheet as of June 30, 1998.

     On July 1, 1998, Laboratory Specialists completed the TLI Asset Purchase. In connection with the TLI Asset Purchase, Laboratory Specialists paid $2,400,000 at closing. The purchase price of the acquired customer list was recorded as an intangible asset, which is being amortized over 15 years.

     As of the date of this Proxy Statement/Prospectus, other than as described above, Laboratory Specialists does not have any significant future capital commitments. Laboratory Specialists anticipates that existing cash and cash equivalent balances, short-term investments and funds to be generated from future operations will be sufficient to fund operations and budgeted capital expenditures of Laboratory Specialists through 1998.

     Future Assessment of Recoverability and Impairment of Goodwill and Customer List. In connection with its various acquisitions, Laboratory Specialists recorded goodwill and customer lists, which are being amortized over periods of 15 to 40 years on a straight-line basis over the estimated period that Laboratory Specialists will be benefited by such assets. At June 30, 1998, the unamortized portion of the goodwill and the customer lists was $2,271,859 and $5,217,751, respectively. The carrying value and recoverability of unamortized goodwill and customer lists will be periodically reviewed by management of Laboratory Specialists. If the facts and circumstances suggest that the goodwill or customer list may be impaired, the carrying value of goodwill or customer list will be adjusted which will result in an immediate charge against income during the period of the adjustment and/or the length of the remaining amortization period may be shortened, which will result in an increase in the amount of goodwill or customer list amortization during the period of adjustment and each period thereafter until fully amortized. Once adjusted, there can be no assurance that there will not be further adjustments for impairment and recoverability in future periods. Of the various factors to be considered by management of Laboratory Specialists in determining goodwill or customer list impairment, the most significant will be (i) losses from operations, (ii) loss of customers, (iii) developments within the drug testing industry, including Laboratory Specialists' inability to maintain its market share, development of drug testing technologies, imposition of additional regulatory and certification requirements, and (iv) loss or suspension for an extended period of laboratory certification, especially by SAMHSA. See "Laboratory
Specialists -- Business - Certification and Government Regulation." In the event management of Laboratory Specialists determines that goodwill or the customer lists have become impaired, the adjustment for impairment and recoverability will most likely occur during a period of operations in which Laboratory Specialists has sustained losses or has only marginal profitability from operations, and the impairment and/or increased amortization amount will either increase such losses from operations or further reduce profitability.

BUSINESS

GENERAL

     Laboratory Specialists of America, Inc., through its wholly-owned subsidiary LSI, owns and operates an independent laboratory providing drug testing services to corporate and institutional clients seeking to detect and deter the use of illegal drugs. The drug testing market is in an expansion mode in part due to the recent adoptions of additional Department of Transportation regulations, which became effective in 1995, that substantially expanded the previous regulations which mandated random drug testing of workers, especially in such safety-sensitive jobs such as trucking, aviation, railroads and pipelines. Under these new regulations, 50 percent of transportation workers (mass-transit workers and interstate truckers and bus drivers) will be required to be tested annually.

     LSI is certified by SAMHSA to conduct drug testing using legally defensible (forensic) procedures required for legal defensibility of test results. The essential elements of these procedures are a secure chain-of-custody for each specimen from collection to the reporting of test results and accurate and reliable testing in which a second independent test is performed to confirm each positive test result. The drug testing services offered by LSI also include assisting clients with the development of drug testing programs, training client personnel, managing specimen collection, arranging for transportation of specimens to LSI's laboratory, identifying trends in local and national drug use, interpreting test results, and providing expert testimony concerning challenged test results. All of these services are customized to the individual needs of the clients to assist in the implementation and cost-effective maintenance of test programs.

     Laboratory Specialists was incorporated in Oklahoma on March 24, 1994, and its executive offices are located at 101 Park Avenue, Suite 810, Oklahoma City, Oklahoma 73102 and its telephone number is (405) 232-9800. LSI was incorporated in 1978 in Louisiana, and its executive offices and laboratory are located at 1111 Newton Street, Gretna, Louisiana 70053, which is near New Orleans, and its telephone numbers are (504) 361-8989 and (800) 433-3823.

DRUG TESTING OPERATIONS

     The essential elements of legally defensible (forensic) drug testing are a secure chain-of-custody for each specimen from its collection to the reporting of test results, and accurate and reliable testing in which a second independent test is performed to confirm each positive test result. LSI carefully controls each step of the testing process by following detailed written procedures and by using the specific forensic testing methods required for legal defensibility of results. LSI tests for drugs of abuse, including cocaine, methamphetamine, heroin, PCP, marijuana and alcohol, primarily by urinalysis. LSI performs all testing at its laboratory in Gretna, Louisiana which operates 24 hours per day, six days per week. The steps in LSI's forensic drug testing process are as follows:

     Collection and Transportation. Forensic drug testing begins with specimen collection conducted under carefully controlled conditions. Once a donor has provided a specimen which consists of two specimen bottles, each specimen is assigned a unique specimen identification number. A bar-coded or numbered label with this specimen identification number is affixed to each specimen bottle as a tamper-proof seal. The donor is then required to sign a statement on a chain-of-custody form which is bar-coded or numbered to match the specimen bottles. The donor certifies that the urine in the bottles belongs to the donor, that the bottles were sealed and labeled in the donor's presence and that the identification number on the bottles matches the number on the form. The collector also signs the form to certify the integrity of the collection process and then prepares the specimen for shipment to LSI's laboratory, together with a signed chain-of-custody form. The specimen and chain-of-custody form are delivered to LSI by overnight or same day courier or by U.S. mail.

     Receiving and Accessioning. LSI receives specimens in its restricted accessioning rooms, where they are inspected for tampering and checked for proper chain-of-custody documentation. The unique specimen identification number is entered into the laboratory computer which automatically orders the proper screening and confirmation testing and directs the reporting of test results. A small portion, or aliquot, of the specimen is then poured from one of the specimen bottles and prepared for screening. The specimen bottle is resealed with a tamper-proof seal and placed in locked cold storage for approximately 12 months.

     Screening. Each specimen submitted to LSI is screened for the presence of the drugs specified by the client. During 1997, LSI performed more than 5,700,000 screening tests on more than 68,000 specimens per month to determine the presence of drugs. In conducting these tests, LSI employs several different screening methods using automated analyzers and procedures which provide rapid, reliable screening of large numbers of specimens.

     Confirmation Testing. Specimens that screen negative are reported to the client without further testing. Specimens that screen positive are confirmed by testing a separate portion or aliquot using a different and independent technology from that used for initial screening. The confirmation technologies employed by LSI include those required by SAMHSA.

     Quality Assurance and Control. LSI carefully monitors the accuracy and reliability of its test results by internal and external quality assurance and control programs. LSI's staff evaluates laboratory performance by inserting "open" and "blind" quality control samples into each batch of client specimens during both screening and confirmation testing. An "open" sample is a urine specimen sample containing known quantities of one or more drugs of which the testing operator may have been informed contains drugs, but is not made aware of the kind and quantity of drugs contained in the sample. A "blind" sample is a urine specimen sample containing unknown quantities and kinds of drugs and which is indistinguishable from other specimen samples contained within a testing batch of samples. All specimens in a testing batch are retested if the results obtained for these control samples are not within specified limits. In addition, LSI is subject to frequent proficiency testing by various certifying bodies which send their own open and blind samples to the laboratory.

     LSI's laboratory is certified by SAMHSA and the College of American Pathology ("CAP"), as well as nine states and local jurisdictions. Of the various certifications, SAMHSA certification is considered the most important by LSI. SAMHSA is a federal regulatory agency charged with the responsibility and authority to license laboratories performing forensic drug testing services for the Federal Government and its agencies and industries which are federally regulated, such as the Department of Transportation, Department of Defense, etc. SAMHSA certifies, inspects, and monitors laboratories that perform forensic drug testing services under numerous specific mandated guidelines, including (i) strict adherence to chain-of-custody procedures, (ii) strict security of urine specimens from collection through testing, (iii) qualifications of technicians and the procedures employed in testing and the supervision thereof, (iv) segregation of SAMHSA-related specimens from non-SAMHSA-related specimens, (v) proficiency testing standards, and (vi) strict adherence to confidential reporting of test results.

     SAMHSA certification is essential to LSI's business because a major number of its clients are required to use certified laboratories, and many of its clients look to certification as an indication of reliability and accuracy of tests. In order to remain certified, LSI is subject to frequent inspections and proficiency tests. Failure to meet any of the numerous certification requirements to which LSI is subject could result in suspension or loss of certification. Such suspension or loss of certification could have a material adverse effect on LSI and Laboratory Specialists. In such event, until the suspension is lifted or certification reobtained, LSI would be required to utilize the drug testing services of a SAMHSA certified competitor to process SAMHSA-related specimens, which would result in a substantial reduction in the number of specimens tested at LSI's laboratory and the price received per specimen received net of such competitor's cost to LSI of performing such testing services. In the event such suspension or loss of certification continued for a substantial period, LSI may be required to downsize its laboratory personnel and operations and, upon lifting of the suspension or reobtaining of SAMHSA certification, restaffing of the laboratory could occur over an extended period, and client base and market share may be required to be reestablished, all at substantial cost and expense to LSI.

     Data Review. Each test result, whether negative or positive, undergoes four independent levels of review before being reported. A result is first reviewed by the laboratory analyst conducting the test. Following the analyst's review, the screening or confirmation laboratory supervisor reviews the result. Next, a quality assurance and control technician reviews the result. Finally, the test result, including all chain-of-custody and testing documentation, is reviewed by a certifying scientist. It is only after all of these reviews have been successfully completed and all documentation is in order that the certifying scientist signs and releases a test result.

     Reporting of Results. LSI transmits an increasing number of its test results electronically through a secured national communications network. This network immediately encrypts and transmits each test result from the laboratory computer to the client's personal computer or secure fax machine as soon as it has been released by the certifying scientist. Using this network, LSI routinely reports results for specimens that screen negative within 24 hours of receipt in the laboratory and within 48 hours for specimens that require confirmation. Other clients receive test results via overnight courier or U.S. mail.

CONTRACTUAL ARRANGEMENTS

     Most large drug testing clients, including the majority of public employers and criminal justice agencies, use a formal competitive bid process in which the potential client provides a detailed specification of the drug testing services it requires. While price is an important factor, in most cases these organizations are not required to accept the lowest bid, but rather may choose the winning bidder on the basis of technical superiority and client service. LSI has previously obtained contracts through bidding and procurement procedures and will continue to attempt to obtain such contracts through competitive bidding. Such contracts are typically long-term, but are also subject to termination on short notice with little or no penalty.

     Other than drug testing services performed pursuant to contracts obtained through competitive bidding procedures, LSI performs most of its drug testing services without a formal contract. In most cases, LSI accepts and tests specimens for an agreed price which is generally renegotiated periodically. Because LSI does not currently have any long-term contracts, which is typical of high volume clients, LSI is not dependent to any significant degree upon any one client or contractual relationship with a client, the termination of which would have a material adverse effect upon LSI.

INSURANCE COVERAGE

     Employees of LSI, like those of all companies that provide drug testing services dealing with urine analysis specimens, may be exposed to risks of urine-borne infections, possibly including infection from AIDS and hepatitis, if appropriate laboratory practices are not followed. Although no infections of this type have been reported in LSI's history, no assurance can be provided that such infections will not occur in the future. In the ordinary course of its business, LSI from time to time is sued by individuals who have tested positive for drugs of abuse. To date, LSI has not experienced any material liability related to these claims, although there can be no assurance that LSI will not at some time in the future experience significant liability in connection with these types of claims, in which event, such legal actions could have a material adverse effect on Laboratory Specialists's financial condition and results of operations.

     LSI maintains various policies of casualty, commercial and worker compensation insurance. In addition, LSI maintains professional liability insurance with limits of $1 million per incident with an aggregate limit of $1 million per incident and $2 million per year. Although Laboratory Specialists presently is covered by malpractice and general liability insurance, there can be no assurance that the insurance coverage will provide sufficient funds to satisfy any judgments which could be entered against LSI in the future or that liability insurance in such amounts will be available or affordable in the future. In addition, there can be no assurance that all of the activities encompassed within Laboratory Specialists's business are covered under LSI's insurance policies. The lack of such coverage could have a material adverse effect on Laboratory Specialists' financial condition and results of operations. Moreover, although Laboratory Specialists maintains casualty insurance and has taken what it believes to be adequate safeguards, the catastrophic loss of Laboratory Specialists' laboratory facility could have a material adverse effect on the continued growth of Laboratory Specialists in a manner which would not be compensated fully by insurance.

COMPETITION

     Drug testing laboratories compete primarily on the basis of technical superiority, client service and price. The price per specimen is an important factor in obtaining and maintaining customers. See "Laboratory
Specialists -- Management's Discussion and Analysis of Financial Condition and Results of Operations." Laboratory Specialists believes that LSI competes favorably in each of these categories. LSI competes with three types of companies which offer forensic drug testing services, i.e., national SAMHSA laboratory chains such as Smith-Kline Beecham Clinical Laboratories and Laboratory Corporation of America, regional SAMHSA laboratories such as LabOne, Inc. and Clinical Reference Lab and companies providing on site screening devices. Some of these competitors have greater financial resources than Laboratory Specialists. In addition, some clients and potential clients of LSI operate their own drug testing facilities, or may develop such facilities in the future.

CERTIFICATION AND GOVERNMENT REGULATION

     Companies which compete in the forensic drug testing market generally must be certified by SAMHSA and may be required to have other types of certification imposed by certain states or clients. LSI's laboratory is currently certified by SAMHSA and CAP, as well as nine states and local jurisdictions. LSI is subject to frequent inspections by certifying bodies, including two SAMHSA inspections per year, and is also subject to frequent proficiency testing by SAMHSA, CAP and other certifying bodies. Failure to meet certification requirements could result in suspension or loss of certification. Certification is essential to LSI's business because some of its clients are required to use a certified laboratory, and many of its clients look to certification as an indication of reliability and accuracy of test results. With respect to its operations, LSI considers SAMHSA certification to be the most important of its various certifications. In order to obtain SAMHSA certification, a laboratory must apply for certification, meet certain minimum facility requirements and then successfully complete a series of proficiency tests, which takes approximately 12 months to complete at substantial cost and expense.

     Employee drug testing by federal agencies and certain private employers is subject to regulation by certain federal agencies. Legislation currently exists in a number of states regulating the circumstances under which employers may test employees and the procedures under which such tests must be conducted. In addition, the circumstances under which drug testing can legally be required by employers is subject to court precedent and judicial review.

OTHER REGULATION

     The operations of Laboratory Specialists and LSI are also subject to various federal, state and local requirements which affect businesses generally, such as taxes, postal regulations, labor laws, and environment and zoning regulations and ordinances.

ENVIRONMENTAL MATTERS

     LSI and consequently Laboratory Specialists is subject to federal, state and local laws, regulations and policies governing the use, generation, storage, effluent discharge, handling and disposal of certain materials, chemicals and wastes. LSI utilizes the services of an independent third party to dispose of hazardous material and chemical waste. Laboratory Specialists believes that the procedures and methods utilized to dispose of the hazardous waste by such third party comply in all material respects with all applicable federal, state and local laws, regulations and policies. Although since beginning operations in 1978, LSI has not been required to take any extraordinary action to correct any noncompliance, there can be no assurance that LSI will not be required to incur significant costs to comply with environmental and health and safety regulations in the future. During 1997, LSI incurred $2,957 costs in compliance with the applicable federal, state and local laws, regulations and policies governing the use, generation, storage, effluent discharge, handling and disposal of certain materials, chemicals and wastes.

     LSI's drug testing activities involve the controlled use of certain hazardous materials and chemicals, including possibly the testing of infectious urine specimens. LSI believes that it has adequately warned employees of potential risks associated with working at LSI and has provided a workplace safe from hazard, as required by the Occupational Safety and Health Administration and certain Louisiana laws. Although LSI believes that its safety procedures for handling and disposing of such materials and chemicals comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. In the event of any such accident, LSI and consequently Laboratory Specialists could be held liable for any damages that result and any such liability could exceed any applicable insurance coverage and the financial resources of Laboratory Specialists.

EMPLOYEES

     As of October 31, 1998, Laboratory Specialists had three full-time employees, and LSI had 145 full-time and 59 part-time employees, none of which are represented by a labor organization. Laboratory Specialists considers its and LSI's relations with their employees to be good.

PROPERTIES

     Laboratory Specialists maintains its executive office in approximately 1800 square feet at Suite 810, 101 Park Avenue, Oklahoma City, Oklahoma 73102. The office premises are occupied under a long-term

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

lease which expires August 31, 2000, and the monthly rental payment is $1,685. Laboratory Specialists considers such space to be adequate for its current needs.

     LSI's executive offices and laboratory are located in approximately 20,000 square feet at 1111 Newton Street, Gretna, Louisiana 70053, in a building owned by LSI. The building was acquired in December 1996 and remodeling was completed in June 1997 at an estimated aggregate cost of $890,000. Laboratory Specialists believes that, with the acquisition of the building, the new location of the offices and laboratory will be adequate for the current and anticipated future needs of LSI. In addition, LSI owns a 7,390 square foot building located at 113 Jarrell Drive, Belle Chasse, Louisiana, in which the laboratory and executive offices of LSI were formerly located and which is currently used for record and urine specimen storage.

LITIGATION

     In the ordinary course of its business, LSI from time to time is sued by individuals who have tested positive for drugs of abuse. To date, LSI has not experienced any material liability related to these claims, although there can be no assurance that LSI will not at some time in the future experience significant liability in connection with these types of claims. Based upon the prior successful defense of similar-type litigation, management believes LSI has valid defenses to the plaintiffs' claims in all pending litigation, and LSI intends to vigorously defend itself in such litigation. LSI is not currently a defendant party in any legal proceedings other than routine litigation that is incidental to the business of LSI, and management of LSI believes the outcome of such legal proceedings will not have a material adverse effect upon the results of operations or financial condition of LSI. Furthermore, management of LSI believes that the liability insurance coverage is adequate with respect to the pending litigation and, in general, for the business of LSI.

PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

     The following table sets forth certain information as to the beneficial ownership of Laboratory Specialists Common Stock as of October 20, 1998, by (i) each director, (ii) each executive officer named in Laboratory Specialists' Summary Compensation Table, (iii) all current executive officers and directors of Laboratory Specialists as a group, and (iv) each person known by Laboratory Specialists to be the beneficial owner of more than five percent of Laboratory Specialists Common Stock.

                                                                 SHARES       PERCENT OF
                                                              BENEFICIALLY      SHARE
            NAME AND ADDRESS OF BENEFICIAL OWNER                 OWNED        OWNERSHIP
            ------------------------------------              ------------    ----------
Arthur R. Peterson, Jr......................................     525,472          9.2%
  1111 Newton Street
  Gretna, Louisiana 70053
John Simonelli..............................................     235,217          4.1%
Larry E. Howell.............................................     235,217          4.1%
Robert A. Gardebled, Jr.(1).................................      75,000          1.3%
Jerome P. Welch(2)..........................................      10,000           .2%
Michael E. Dunn(2)..........................................      10,000           .2%
Executive Officers and Directors as a group (six
  persons)(3)...............................................   1,090,906         18.8%

---------------

(1) The number and percent of shares includes stock options exercisable for the purchase of 50,000 shares of Laboratory Specialists Common Stock.

(2) The named director holds stock options for the purchase of 10,000 shares of Laboratory Specialists Common Stock.

(3) The number and percent of shares includes stock options exercisable for the purchase of 70,000 shares of Laboratory Specialists Common Stock.

                   DESCRIPTION OF KROLL-O'GARA CAPITAL STOCK

     Kroll-O'Gara's authorized capital stock consists of 50,000,000 shares of common stock $.01 par value per share, of which 17,295,088 shares were outstanding at September 30, 1998, and 1,000,000 shares of undesignated preferred stock, $.01 par value per share, none of which is issued or outstanding. The following description is only a summary of the material terms of the capital stock of Kroll-O'Gara. Your rights as a shareholder of Kroll-O'Gara will be governed by the provisions of Kroll-O'Gara's Amended and Restated Articles of Incorporation (the "Kroll-O'Gara Articles") and Code of Regulations (the "Kroll-O'Gara Code") and by the provisions of the OGCL.

COMMON STOCK

     You will be entitled to one vote for each share held of record by you on all matters submitted to a vote of shareholders. You will not have the right to cumulate your votes in the election of directors.

     Subject to preferences which have been and may be granted to holders of preferred stock, you will be entitled to share in such dividends as the Board of Directors, in its discretion, may validly declare from funds legally available. In the event of liquidation, each outstanding share of Kroll-O'Gara Common Stock entitles its holder to participate ratably in the assets remaining after payment of liabilities and any preferred stock liquidation preferences.

     You will have no preemptive or other rights to subscribe for or purchase additional shares of any class of stock or any other securities of Kroll-O'Gara. There are no redemption or sinking fund provisions with regard to the Kroll-O'Gara Common Stock. All outstanding shares of Kroll-O'Gara Common Stock are fully paid, validly issued and nonassessable.

     The vote of holders of a majority of all outstanding shares of Kroll-O'Gara Common Stock is required to amend the Kroll-O'Gara Articles and to approve mergers, reorganizations, and similar transactions.

PREFERRED STOCK

     Kroll-O'Gara may issue up to 1,000,000 authorized shares of preferred stock from time to time in series having such designations, preferences and rights, qualifications and limitations as the Board of Directors may determine, without any need for your approval. Preferred stock could be given rights which would adversely affect your equity and could have preference to your Kroll-O'Gara Common Stock with respect to dividend and liquidation rights. Issuance of preferred stock could have the effect of acting as an anti-takeover device to prevent a change of control of Kroll-O'Gara.

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CHANGES IN CONTROL

     Ohio law governs the rights of shareholders of Kroll-O'Gara. Chapter 1704 of the Ohio Revised Code (the "ORC") may be viewed as having an anti-takeover effect. This statute, in general, prohibits an "issuing public corporation" (the definition of which includes Kroll-O'Gara) from entering into a "Chapter 1704 Transaction" with the beneficial owner (or affiliates of such beneficial owner) of 10% or more of the outstanding shares of the corporation (an "interested shareholder") for at least three years following the date on which the interested shareholder attains such 10% ownership, unless the board of directors of the corporation approves, prior to such person becoming an interested shareholder, either the transaction or the acquisition of shares resulting in a 10% ownership position. A "Chapter 1704 Transaction" is broadly defined to include, among other things, a merger or consolidation with, a sale of substantial assets to, or the receipt of a loan, guaranty or other financial benefit (which is not proportionately received by all shareholders) from the interested shareholder. Following the expiration of such three-year period, a Chapter 1704 Transaction with the interested shareholder is permitted only if either (i) the transaction is approved by the holders of at least two-thirds of the voting power of the corporation (or such different proportion as is set forth in the corporation's articles of incorporation), including a majority of the outstanding shares excluding those owned by the interested shareholder, or (ii) the business combination results in the shareholders other than the interested shareholder receiving a prescribed "fair price" for their shares. One significant effect of Chapter 1704 is to encourage a person to negotiate with the board of directors of a corporation prior to becoming an interested shareholder.

     In addition, Section 1707.043 of the ORC requires a person or entity that makes a proposal to acquire the control of a corporation to repay to that corporation any profits made from trades in the corporation's stock within 18 months after making the control proposal.

     Section 1701.831 of the OGCL (the "Control Share Acquisition Statute") requires shareholder approval of any proposed "control share acquisition" of an Ohio corporation. A "control share acquisition" is the acquisition, directly or indirectly, by any person (including any individual, partnership, corporation, limited liability company, society, association or two or more persons who have a joint or common interest) of shares of a corporation that, when added to all other shares of the corporation that may be voted, directly or indirectly, by the acquiring person, would entitle such person to exercise or direct the exercise of 20% or more (but less than 33 1/3%) of the voting power of the corporation in the election of directors or 33 1/3% or more (but less than a majority) of such voting power or a majority or more of such voting power. Under the Control Share Acquisition Statute, the control share acquisition must be approved in advance by the holders of a majority of the outstanding voting shares represented at a meeting at which a quorum is present and by the holders of a majority of the portion of the outstanding voting shares represented at such a meeting excluding the voting shares owned by the acquiring shareholder and certain "interested shares," including shares owned by officers elected or appointed by the directors of the corporation and by directors of the corporation who are also employees of the corporation.

     The purpose of the Control Share Acquisition Statute is to give shareholders of Ohio corporations a reasonable opportunity to express their views on a proposed shift in control, thereby reducing the coercion inherent in an unfriendly takeover The provisions of the Control Share Acquisition Statute grant to the shareholders of Kroll-O'Gara the assurance that they will have adequate time to evaluate the proposal of the acquiring person, that they will be permitted to vote on the issue of authorizing the acquiring person's purchase program to go forward in the same manner and with the same proxy information that would be available to them if a proposed merger of Kroll-O'Gara were before them and, most importantly, that the interests of all shareholders will be taken into account in connection with such vote and the probability will be increased that they will be treated equally regarding the price to be offered for their common shares if the implementation of the proposal is approved.

     The Control Share Acquisition Statute applies not only to traditional offers but also to open market purchases, privately negotiated transactions and original issuances by an Ohio corporation, whether friendly or unfriendly. The procedural requirements of the Control Share Acquisition Statute could render approval of any control share acquisition difficult in that the transaction must be authorized at a special meeting of shareholders, at which a quorum is present, by the affirmative vote of the majority of the voting power represented and by a majority of the portion of such voting power excluding interested shares. Any corporate defense against persons seeking to acquire control may have the effect of discouraging or preventing offers which some shareholders might find financially attractive. On the other hand, the need on the part of the acquiring person to convince the shareholders of Kroll-O'Gara of the value and validity of his offer may cause such offer to be more financially attractive in order to gain shareholder approval.

     In addition, Section 1701.59 of the OGCL provides that in determining what such director reasonably believes to be in the best interests of the corporation the director may consider, in addition to the interests of the corporation's shareholders, any of the interests of the corporation's employees, suppliers, creditors and customers, the economy of the State of Ohio and the U.S., community and societal considerations and the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

     Although Kroll-O'Gara believes that these provisions are in its best interests, you should be aware that such provisions could be disadvantageous to you because the overall effect of these statutes may be to render more difficult or discourage the removal of incumbent management or the assumption of effective control by other persons.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for Kroll-O'Gara Common Stock is The Fifth Third Bank, Cincinnati, Ohio.

        COMPARISON OF RIGHTS OF HOLDERS OF KROLL-O'GARA COMMON STOCK AND
                      LABORATORY SPECIALISTS COMMON STOCK

     Your rights as a shareholder of Laboratory Specialists currently are governed by the OKGCA and by Laboratory Specialists' Certificate of Incorporation (the "Laboratory Specialists Certificate") and Bylaws (the "Laboratory Specialists Bylaws"). Because Kroll-O'Gara is an Ohio corporation, your shareholder rights after the Merger will be governed by the OGCL and the Kroll-O'Gara Articles and Code. The following discussion summarizes some of the material differences between Ohio and Oklahoma law and between Kroll-O'Gara's and Laboratory Specialists' governing documents which may affect your rights as a shareholder.

     Authorized Capital. The total number of authorized shares of capital stock of Laboratory Specialists is 30,000,000, consisting of 20,000,000 shares of Laboratory Specialists Common Stock and 10,000,000 shares of Laboratory Specialists Preferred Stock. For the authorized capital of Kroll-O'Gara see "Description of Kroll-O'Gara Capital Stock."

     Directors. There are no material differences in shareholder rights in this area.

     Amendment of Code of Regulations and Bylaws. The Kroll-O'Gara Code may be amended by the vote of Kroll-O'Gara shareholders entitled to exercise a majority of the voting power of Kroll-O'Gara. The Laboratory Specialists Bylaws may be altered or repealed by the affirmative vote of a majority of the outstanding shares entitled to vote at any regular or special meeting of shareholders or by the Laboratory Specialists Board.

     Amendment of Charter Documents. There are no material differences in shareholder rights in this area.

     Cumulative Voting. Cumulative voting permits a shareholder to cast as many votes in the election of directors for each share of stock held as there are directors to be elected. Each shareholder may cast all his votes for a single candidate or distribute such votes among two or more candidates. Shareholders of neither Laboratory Specialists nor Kroll-O'Gara may vote cumulatively in the election of directors.

     Filling Vacancies on the Board of Directors. There are no material differences in shareholder rights in this area.

     Shareholder Meetings and Provisions for Notices. The Kroll-O'Gara Code provides that special meetings of shareholders may be called by the Chairman of the Board, the President, a majority of directors, or person or persons holding 50% of all voting power who would be entitled to vote at such meeting. The Laboratory Specialists Bylaws provide that a special meeting of shareholders may be called by the President or by the President and Secretary at the written request of a majority of the board of directors or at the written request of the holders of 10% or more of the shares entitled to vote at the meeting.

     Pursuant to the Kroll-O'Gara Code, written notice of any meeting of shareholders stating the time and place of the meeting must be given to each shareholder entitled to vote at such meeting between seven and sixty days before the date of such meeting. Written notice of a special meeting must also include the purpose or purposes for which the meeting is called, and only such business as is stated in such notice shall be acted upon. Under the Laboratory Specialists Bylaws, notice of the time and place of annual or special meetings of shareholders, and in the case of a special meeting the purpose for which the meeting is called, must be given between ten and sixty days before the date of such annual or special meeting to each shareholder entitled to vote at such meeting.

     Under the OGCL, a proxy is valid for 11 months from its date, unless the proxy provides otherwise. Under the OKGCA, a proxy is valid for three years, unless the proxy provides otherwise, and under the Laboratory Specialists Bylaws a proxy is invalid after the expiration of five years from its date of execution, unless the proxy provides otherwise.

     Notice of Director Nominations and New Business. The Kroll-O'Gara Code provides that, with respect to an annual meeting of shareholders, nominations of persons for election to the Kroll-O'Gara Board and the proposal of business to be considered at the annual meeting must be (i) specified in the notice of annual meeting given by or at the direction of the Kroll-O'Gara Board, (ii) brought before the annual meeting by or at the direction of the Kroll-O'Gara Board, or (iii) brought before the annual meeting by a shareholder who has complied with advance notice procedures set forth in the Kroll-O'Gara Code. There is no similar provision in the Laboratory Specialists Certificate or the Laboratory Specialists Bylaws.

     Quorum. Under the Kroll-O'Gara Code, a quorum for the transaction of business at any regular or special meeting of the Kroll-O'Gara Board consists of not less than one-half of the whole authorized number of directors. Under the Laboratory Specialists Bylaws, a quorum for the transaction of business at any regular or special meeting of the Laboratory Specialists Board consists of a majority of the directors of the Laboratory Specialists Board.

     The quorum required for the transaction of business at shareholder meetings of Kroll-O'Gara and Laboratory Specialists is essentially the same, i.e., a majority of the shares entitled to vote.

     Preemptive Rights. Shareholders of neither company have preemptive rights.

     Voting by Shareholders. There are no material differences in shareholder rights in this area.

     Anti-takeover Statutes. Section 1090.3 of the OKGCA (the "Oklahoma Statute") applies to a broad range of business combinations between a Oklahoma corporation and an "interested shareholder." The Oklahoma Statute definition of "business combination" includes mergers, sales of assets, issuance of voting stock and almost any related party transaction.

     The Oklahoma Statute prohibits a corporation from engaging in a business combination with an interested shareholder for a period of three years following the date on which the shareholder became an "interested shareholder" unless (i) the board of directors approved the business combination before the shareholder became an "interested shareholder," (ii) upon consummation of the transaction which resulted in the shareholder becoming an "interested shareholder," such shareholder owned at least 85% of the voting stock outstanding when the transaction began, or (iii) the board of directors approved the business combination after the shareholder became an "interested shareholder" and the business combination was approved by at least two-thirds of the outstanding voting stock not owned by such shareholder. An "interested shareholder" is defined as any person who owns, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. A person "owns" voting stock if such person individually or with or through any of its affiliates or associates (i) beneficially owns such stock, directly or indirectly, (ii) has the right to acquire or vote such stock pursuant to any agreement (except that a person who has the right to vote such stock pursuant to an agreement which arises solely from a revocable proxy given in response to a proxy solicitation made to ten or more persons is not deemed to be an owner for purposes of the Oklahoma Statute), or (iii) has any agreement for the purposes of acquiring, holding, voting or disposing of such stock with any other person who beneficially owns such stock, directly or indirectly. Although the Oklahoma Statute may apply, a corporation may elect in the certificate of incorporation not to be governed by the Oklahoma Statute. Laboratory Specialists has not taken action to opt out of the Oklahoma Statute.

     Ohio's anti-takeover statutes are described under "Description of Kroll-O'Gara Capital Stock -- Provisions Affecting Business Combinations and Changes in Control."

     Mergers, Consolidations and Other Corporate Transactions. Under the OGCL, an agreement of merger or consolidation must be approved by the directors of each constitute corporation and adopted by shareholders of each constituent Ohio corporation (other than the surviving corporation) holding at least two-thirds of the corporation's voting power, or a different proportion, but not less than a majority of the voting power, as provided in the articles of incorporation. In the case of a merger, the agreement must, in certain situations, also be adopted by the shareholders of the surviving corporation by a similar vote. The Kroll-O'Gara Articles provide that any such agreement must be adopted by shareholders holding at least a majority of the voting power.

     The approval of a majority of Kroll-O'Gara shares is required for (i) the consummation of combinations and majority share acquisitions involving the transfer or issuance of such number of shares as would entitle the holders thereof to exercise at least one-sixth of the voting power of such corporation in the election of directors immediately after the consummation of such transaction, (ii) the disposition of all or substantially all of the corporation's assets other than in the regular course of business and (iii) voluntary dissolutions.

     Under the OKGCA, an agreement of merger or consolidation must be approved by the directors of each constituent corporation or each corporation whose certificate of incorporation is to be amended or adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon. The separate vote of any class of shares is required, whether or not entitled to vote thereon, if the agreement of merger or consolidation provides for the acquisition of all or part of the shares of the class. Additionally, the OKGCA provides that, unless the corporation's certificate of incorporation provides otherwise, no vote of the shareholders of the surviving corporation is required to approve the merger if (i) the agreement of merger does not amend in any respect the corporation's certificate of incorporation, (ii) each share outstanding immediately before the effective date is to be an identical outstanding or treasury share of the surviving corporation after the effective date, and (iii) the number of shares of the surviving corporation's common stock to be issued in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately before the effective date of the merger. The Laboratory Specialists Certificate does not require any such vote.

     Class Voting. Under the OGCL, holders of a particular class of shares are entitled to vote as a separate class if the rights of such class are affected in certain respects by mergers, consolidations or amendments to the articles of incorporation.

     The OKGCA requires voting by separate classes only with respect to amendments to the certificate of incorporation which adversely affects the holders of classes or which increase or decrease the aggregate number of authorized shares or the par value of the shares of any class.

     Appraisal Rights. Under the OGCL, dissenting shareholders are entitled to appraisal rights in connection with the lease, sale, exchange, transfer or other disposition of all or substantially all of the assets of a corporation and in connection with certain amendments to its articles of incorporation. In addition, shareholders of an Ohio corporation being merged into a new corporation are also entitled to appraisal rights. Shareholders of an acquiring corporation are entitled to appraisal rights in a merger, combination or majority share acquisition in which such shareholders are entitled to voting rights.

     Under the OKGCA, appraisal rights are available only in connection with a merger or consolidations or share acquisition. Even in such cases, the OKGCA does not recognize appraisal rights for (a) any class or series of stock which is either listed on a national securities exchange or designed as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, (b) held of record by more than 2,000 shareholders, or (c) shares held by shareholders of the constituent surviving corporation if the merger did not require shareholder approval. Except that appraisal rights are available for holders of stock who, by the terms of the merger or consolidation, are required to accept anything except (i) stock of the corporation surviving or resulting from the merger or consolidation, (ii) shares which at the effective time of the merger or consolidation are either listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, or held of record by more than 2,000 shareholders, (iii) cash in lieu of fractional shares of stock described in the foregoing clauses (i) and (ii), or (iv) any combination of stock and cash in lieu of fractional shares described in the foregoing clauses (i), (ii) or (iii). Appraisal rights are available for the shares of any class or series of stock in connection with an amendment to a certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation if the certificate of incorporation so provide. The Laboratory Specialists Certificate does not have such a provision.

     Dividends. An Ohio corporation may pay dividends out of surplus, however created, but must notify its shareholders if a dividend is paid out of surplus other than earned surplus. An Oklahoma corporation may pay dividends out of any surplus and, if it has no surplus, out of any net profits for the fiscal year, in which the dividend was declared or for the preceding fiscal year provided that such payment will not reduce capital below the amount of capital represented by all classes of shares having a preference upon the distribution of assets.

     Repurchases. Under the OGCL, a corporation may purchase or redeem its own shares if authorized by its articles of incorporation or under certain other circumstances but may not if immediately after its assets would be less than its liabilities plus its stated capital, if any, or if the corporation is insolvent or would be rendered insolvent by such a purchase or redemption.

     Under the OKGCA, a corporation may repurchase or redeem its shares only out of surplus and only if such purchase does not impair capital. However, a corporation may redeem preferred stock out of capital if such shares will be retired upon redemption and the stated capital of the corporation is thereupon reduced pursuant to a resolution of its board of directors by the amount of capital represented by such shares.

     Indemnification and Limitation of Liability. Ohio and Oklahoma have similar laws regarding indemnification by a corporation of its officers, directors, employees and other agents.

     The Kroll-O'Gara Code provides that Kroll-O'Gara shall indemnify to the fullest extent permitted by law any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding because he is or was a director, officer, employee or agent of Kroll-O'Gara, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against all expense, liability, and loss (including, without limitation, attorneys' fees, costs of investigation, judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 or other federal or state acts) actually incurred or suffered by such indemnitee.

     Pursuant to Section 1701.59 of the OGCL a director is liable for damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation.

     The Laboratory Specialists Certificate provides that Laboratory Specialists shall indemnify any person made, or threatened to be made, a party to any threatened, pending, or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation) because he is or was a director, officer, employee or agent of Laboratory Specialists or because such person, at the request of Laboratory Specialists, is or was serving such other organization in any capacity against expenses (including attorney fees), judgments, fines, excise taxes, and amounts paid in settlement actually and reasonably incurred.

     The Laboratory Specialists Certificate provides that to the fullest extent authorized or permitted by law no director shall be personally liable for money damages for breach of fiduciary duties.

                                 LEGAL MATTERS

     The validity of the Kroll-O'Gara Common Stock to be issued in connection with the Merger will be passed upon by Taft, Stettinius & Hollister LLP, Cincinnati, Ohio.

     Dunn Swan & Cunningham has delivered an opinion to the effect that the description of the federal income tax consequences of the Merger under the heading "The Merger -- Certain Federal Income Tax Consequences" correctly sets forth the material federal income tax consequences of the Merger to Laboratory Specialists and its shareholders. Kramer Levin Naftalis & Frankel LLP has delivered a similar opinion to Kroll-O'Gara regarding the federal income tax consequences to Kroll-O'Gara.

                                    EXPERTS

     The consolidated financial statements of Kroll-O'Gara as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. In that report, that firm states that with respect to certain subsidiaries, its opinion is based on the reports of other independent public accountants, namely Deloitte & Touche LLP for the year ended December 31, 1996 and KPMG Peat Marwick LLP for the year ended December 31, 1995. Reference is made to said report, which includes an explanatory paragraph with respect to the change in the method of accounting in 1997 for costs incurred in connection with business process reengineering activities. The audited consolidated financial statements referred to above are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited consolidated financial statements of Laboratory Specialists as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, included in this Proxy Statement/Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of Kizorek, Inc. as of October 31, 1997 and for the year ended October 31, 1997, included in this Proxy
Statement/Prospectus, have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

     It is expected that representatives of Arthur Andersen LLP will be present at the Special Meeting, where they will have an opportunity to respond to appropriate questions of shareholders and to make a statement if they so desire.

                          FUTURE SHAREHOLDER PROPOSALS

     Should the Merger not be completed, shareholder proposals will be considered for inclusion in the Proxy Statement for Laboratory Specialists 1999 Annual Meeting if they are received by Laboratory Specialists before the close of business on January 28, 1999. In addition, Laboratory Specialists will retain discretionary authority to vote proxies on any matter raised by a shareholder at the 1999 Annual Meeting (and not included in Laboratory Specialists' Proxy Statement) unless Laboratory Specialists is notified prior to April 1, 1999, that the shareholder intends to present the matter at that meeting. If there is a change in the date after which shareholder notification is untimely, Laboratory Specialists will so inform shareholders by notice in a filing with the SEC.

                                 OTHER BUSINESS

     We are not aware of any matters which properly may be presented at the Special Meeting other than those discussed above. However, if other matters do come before the Special Meeting, proxies will be voted on those matters in accordance with the recommendation of the Laboratory Specialists Board.

                      WHERE YOU CAN FIND MORE INFORMATION

     Both Kroll-O'Gara and Laboratory Specialists file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You also may read and copy any document filed by Kroll-O'Gara and Laboratory Specialists at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Kroll-O'Gara has filed a Registration Statement with the SEC covering the shares of Kroll-O'Gara Common Stock to be issued in the Merger. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. The full Registration Statement is on the SEC's web site and is available at the SEC's public reference rooms.

     You should rely only on the information provided in this Proxy Statement/Prospectus. No one is authorized to provide you with different information. Kroll-O'Gara is not making an offer of its Common Stock in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement/Prospectus is accurate as of any date other than the date on the front of this document.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                -----
THE KROLL-O'GARA COMPANY
Reports of Independent Public Accountants
  Report of Arthur Andersen LLP.............................      F-3
  Report of Deloitte & Touche LLP...........................      F-4
  Report of KPMG Peat Marwick LLP...........................      F-5
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................      F-6
Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997..........................      F-8
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1995 1996 and 1997...............      F-9
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997..........................     F-10
Notes to Consolidated Financial Statements..................     F-11
Consolidated Balance Sheets as of December 31, 1997 and June
  30, 1998 (unaudited)......................................     F-36
Consolidated Statements of Operations for the Three and Six
  Months Ended June 30, 1997 and 1998 (unaudited)...........     F-38
Consolidated Statement of Shareholders' Equity for the Six
  Months Ended June 30, 1998 (unaudited)....................     F-39
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1997 and 1998 (unaudited)..................     F-40
Notes to Consolidated Unaudited Financial Statements........     F-41

LABORATORY SPECIALISTS OF AMERICA, INC.
Report of Independent Public Accountants....................     F-47
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................     F-48
Consolidated Statements of Income for the Years Ended
  December 31, 1995, 1996 and 1997..........................     F-49
Consolidated Statements of Stockholders' Equity for the
  Years Ended December 31, 1995, 1996 and 1997..............     F-50
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1995, 1996 and 1997..........................     F-51
Notes to Consolidated Financial Statements..................     F-52
Consolidated Balance Sheets as of June 30, 1998
  (Unaudited)...............................................     F-65
Consolidated Statements of Income for the Six Months Ended
  June 30, 1997 and 1998 (Unaudited)........................     F-66
Consolidated Statements of Cash Flows for the Six Months
  Ended June 30, 1997 and 1998 (Unaudited)..................     F-67
Notes to Consolidated Financial Statements (Unaudited)......     F-68

                                                                PAGE
                                                                -----
KIZOREK, INC.
Report of Independent Auditors..............................     F-71
Balance Sheet as of October 31, 1997........................     F-72
Statements of Income and Retained Earnings for the Year
  Ended October 31, 1997....................................     F-73
Statement of Cash Flows for the Year Ended October 31,
  1997......................................................     F-74
Notes to Financial Statements...............................     F-75

THE KROLL-O'GARA COMPANY PRO FORMA FINANCIAL STATEMENTS
  (UNAUDITED)
Kroll-O'Gara Pro Forma Combining Financial Statements.......     F-78
  Kroll-O'Gara Pro Forma Combining Condensed Balance Sheets
     as of June 30, 1998....................................     F-79
  Kroll-O'Gara Pro Forma Combining Statements of Operations
     for the Year Ended December 31, 1997 and the Six Months
     Ended June 30, 1998....................................     F-80
Kroll-O'Gara and Laboratory Specialists Unaudited Pro Forma
  Combining Financial Statements............................     F-82
  Kroll-O'Gara and Laboratory Specialists Unaudited Pro
     Forma Combining Condensed Balance Sheets as of June 30,
     1998...................................................     F-83
  Kroll-O'Gara and Laboratory Specialists Unaudited Pro
     Forma Combining Statements of Operations for the Years
     Ended December 31, 1995, 1996 and 1997 and the Six
     Months Ended June 30, 1997 and 1998....................     F-84
Kroll-O'Gara Pro Forma and Laboratory Specialists Unaudited
  Pro Forma Combining Financial Statements..................     F-92
  Kroll-O'Gara Pro Forma and Laboratory Specialists
     Unaudited Pro Forma Combining Condensed Balance Sheet
     as of June 30, 1998....................................     F-93
  Kroll-O'Gara Pro Forma and Laboratory Specialists
     Unaudited Pro Forma Combining Statements of Operations
     for the Year Ended December 31, 1997 and the Six Months
     Ended June 30, 1998....................................     F-94

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Kroll-O'Gara Company:

     We have audited the accompanying consolidated balance sheets of THE KROLL-O'GARA COMPANY (Note 1) and subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 or 1996 financial statements of Kroll Holdings, Inc., a company acquired during 1997 in a transaction accounted for as a pooling of interests, as discussed in Note 1. Such statements are included in the consolidated financial statements of The Kroll-O'Gara Company and reflect total assets and total revenues of 46 percent and 46 percent, respectively, in 1996 and total revenues of 62 percent in 1995, of the consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Kroll Holdings, Inc. for those years, is based solely on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     In our opinion based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Kroll-O'Gara Company and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     As explained in Note 2(o) to the consolidated financial statements, effective in the fourth quarter of 1997, the Company changed its method of accounting for costs incurred in connection with business process reengineering activities.

                                                /S/ ARTHUR ANDERSEN LLP

Cincinnati, Ohio
  March 13, 1998

                          INDEPENDENT AUDITORS' REPORT

The Stockholders of
Kroll Holdings, Inc.

     We have audited the consolidated balance sheet of Kroll Holdings, Inc. (the "Company") and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended (not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ DELOITTE & TOUCHE LLP

New York, New York
March 13, 1997
(August 8, 1997 as to Notes 7 and 17)

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Kroll Holdings, Inc.:

     We have audited the consolidated statements of operations, changes in stockholders' equity and cash flows (not presented separately herein) of Kroll Holdings, Inc. for the year ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Kroll Holdings, Inc. and subsidiaries for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          /s/ KPMG PEAT MARWICK LLP

New York, New York
March 28, 1996

                            THE KROLL-O'GARA COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                         AS OF
                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                 1996            1997
                                                              -----------    ------------
ASSETS
CURRENT ASSETS:
  Cash......................................................  $ 4,761,464    $  6,899,132
  Marketable securities.....................................       47,500          22,969
  Trade accounts receivable, net of allowance for doubtful
     accounts of approximately $1,913,731 and $2,515,579 in
     1996 and 1997, respectively (Notes 2 and 4)............   22,941,065      37,649,259
  Unbilled revenues (Note 2)................................    4,150,307       3,081,481
  Other receivables (Note 6)-
     Advances to shareholders...............................      288,829         525,996
     Affiliates.............................................      291,951         366,307
     Employees..............................................      490,881          47,591
  Costs and estimated earnings in excess of billings on
     uncompleted contracts (Note 4).........................   15,326,548      12,078,464
  Inventories (Note 4)......................................    8,733,640      19,452,970
  Prepaid expenses and other................................    2,856,560       6,454,873
  Deferred tax asset (Note 5)...............................           --         411,988
                                                              -----------    ------------
          Total current assets..............................   59,888,745      86,991,030
                                                              -----------    ------------

PROPERTY, PLANT AND EQUIPMENT, at cost (Notes 2 and 8):
  Land......................................................      901,079       1,636,939
  Buildings and improvements................................    3,772,295       6,223,250
  Leasehold improvements....................................    5,186,648       5,242,607
  Furniture and fixtures....................................    3,741,384       4,629,796
  Machinery and equipment...................................    8,488,348      11,290,146
  Construction-in-progress..................................           --       1,037,528
                                                              -----------    ------------
                                                               22,089,754      30,060,266
  Less -- accumulated depreciation..........................  (13,526,406)    (15,448,045)
                                                              -----------    ------------
                                                                8,563,348      14,612,221
                                                              -----------    ------------
DATABASES, net of accumulated amortization of $16,568,473
  and $19,505,625 in 1996 and 1997, respectively (Note 2)...    7,415,449       8,335,211
COSTS IN EXCESS OF ASSETS ACQUIRED, net of accumulated
  amortization of $88,752 and $772,401 in 1996 and 1997,
  respectively (Notes 2 and 3)..............................    2,316,004      17,852,392
OTHER ASSETS (Note 4).......................................    3,050,425       6,179,862
                                                              -----------    ------------
                                                               12,781,878      32,367,465
                                                              -----------    ------------
                                                              $81,233,971    $133,970,716
                                                              ===========    ============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                            THE KROLL-O'GARA COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                                          AS OF
                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1996            1997
                                                              ------------    -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving lines of credit (Note 7)........................  $  9,935,947    $     559,112
  Current portion of long-term debt (Note 8)................     4,461,420        3,200,925
  Shareholder payable (Note 6)..............................     2,000,000          309,500
  Accounts payable
     Trade..................................................    15,997,708       31,585,862
     Affiliates (Note 6)....................................       532,998          874,939
  Billings in excess of costs and estimated earnings on
     uncompleted contracts (Note 4).........................     1,330,402          320,662
  Accrued liabilities.......................................     9,628,915       13,928,653
  Income taxes currently payable............................       514,871          845,753
  Deferred income taxes (Note 5)............................     1,703,377               --
  Customer deposits.........................................     3,183,564        3,839,770
                                                              ------------    -------------
          Total current liabilities.........................    49,289,202       55,465,176
OTHER LONG-TERM LIABILITIES.................................     2,057,197        1,532,730
SHAREHOLDER PAYABLE.........................................     5,048,266               --
DEFERRED INCOME TAXES (Note 5)..............................     2,002,779        2,154,758
LONG-TERM DEBT, net of current portion (Note 8).............     5,969,092       46,863,591
                                                              ------------    -------------
          Total liabilities.................................    64,366,536      106,016,255
                                                              ------------    -------------
COMMITMENTS AND CONTINGENCIES (Notes 9 and 12)
SHAREHOLDERS' EQUITY (Note 1):
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized; none issued................................            --               --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 12,593,432 and 13,590,525 shares issued and
     outstanding in 1996 and 1997, respectively.............       125,934          135,905
  Additional paid-in-capital................................    37,788,430       50,589,966
  Retained deficit..........................................   (20,903,110)     (22,387,500)
  Unrealized appreciation of marketable securities..........        14,167           10,469
  Cumulative foreign currency translation adjustment (Note
     2).....................................................      (157,986)        (394,379)
                                                              ------------    -------------
          Total shareholders' equity........................    16,867,435       27,954,461
                                                              ------------    -------------
                                                              $ 81,233,971    $ 133,970,716
                                                              ============    =============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                            THE KROLL-O'GARA COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                        FOR THE YEARS ENDED
                                                                            DECEMBER 31,
                                                            --------------------------------------------
                                                               1995            1996            1997
                                                            -----------    ------------    -------------
NET SALES:
  Security products and services..........................  $34,883,065    $ 79,155,974    $ 105,556,685
  Investigations and intelligence.........................   48,914,120      66,734,775       67,419,256
  Voice and data security.................................    2,044,115       7,770,000       17,437,408
                                                            -----------    ------------    -------------
         Net sales........................................   85,841,300     153,660,749      190,413,349
COST OF SALES:
  Security products and services..........................   26,769,685      58,718,188       75,539,848
  Investigations and intelligence.........................   33,709,055      47,116,851       41,781,284
  Voice and data security.................................    1,635,329       5,623,423       14,323,254
                                                            -----------    ------------    -------------
         Cost of sales....................................   62,114,069     111,458,462      131,644,386
                                                            -----------    ------------    -------------
         Gross profit.....................................   23,727,231      42,202,287       58,768,963
                                                            -----------    ------------    -------------
OPERATING EXPENSES:
  Selling and marketing...................................    9,448,495       9,762,911       14,371,081
  General and administrative..............................   18,888,556      23,897,014       27,538,443
  Merger related costs....................................           --              --        7,204,926
  Amortization of costs in excess of assets acquired......       26,939          43,660          683,649
                                                            -----------    ------------    -------------
         Operating expenses...............................   28,363,990      33,703,585       49,798,099
                                                            -----------    ------------    -------------
         Operating income (loss)..........................   (4,636,759)      8,498,702        8,970,864
OTHER INCOME (EXPENSES):
  Interest expense........................................   (2,812,455)     (3,139,914)      (4,806,036)
  Other, net..............................................     (384,362)        336,810         (393,135)
                                                            -----------    ------------    -------------
         Income (loss) before minority interest, provision
           (benefit) for income taxes, extraordinary item
           and cumulative effect of change in accounting
           principle......................................   (7,833,576)      5,695,598        3,771,693
  Minority interest.......................................           --              --         (156,223)
                                                            -----------    ------------    -------------
         Income (loss) before provision (benefit) for
           income taxes, extraordinary item and cumulative
           effect of change in accounting principle.......   (7,833,576)      5,695,598        3,615,470
  Provision (benefit) for income taxes....................   (1,297,837)       (161,624)       2,351,729
                                                            -----------    ------------    -------------
         Income (loss) before extraordinary item and
           cumulative effect of change in accounting
           principle......................................   (6,535,739)      5,857,222        1,263,741
  Extraordinary loss, net of applicable tax benefit of
    $129,250 (Note 7).....................................           --              --         (193,875)
                                                            -----------    ------------    -------------
         Income (loss) before cumulative effect of change
           in accounting principle........................   (6,535,739)      5,857,222        1,069,866
  Cumulative effect of change in accounting principle, net
    of applicable tax benefit of $240,000 (Note 2(o)).....           --              --         (360,000)
                                                            -----------    ------------    -------------
         Net income (loss)................................  $(6,535,739)   $  5,857,222    $     709,866
                                                            ===========    ============    =============
  Earnings (loss) per share (Note 2):
    Basic.................................................  $     (0.65)   $       0.55    $        0.05
                                                            ===========    ============    =============
    Diluted...............................................  $     (0.65)   $       0.51    $        0.05
                                                            ===========    ============    =============
  Weighted average shares outstanding (Note 2):
    Basic.................................................   10,020,777      10,742,131       13,060,818
                                                            ===========    ============    =============
    Diluted...............................................   10,020,777      11,160,157       13,720,556
                                                            ===========    ============    =============

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                            THE KROLL-O'GARA COMPANY

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                                                        CUMULATIVE
                                                                                          UNREALIZED      FOREIGN
                                                                                         APPRECIATION    CURRENCY
                                                            ADDITIONAL                        OF        TRANSLATION
                                                  COMMON      PAID-IN       RETAINED      MARKETABLE    ADJUSTMENT
                                      SHARES      STOCK       CAPITAL       DEFICIT       SECURITIES     (NOTE 2)        TOTAL
                                    ----------   --------   -----------   ------------   ------------   -----------   -----------
BALANCE, December 31, 1994, as
  previously reported.............   3,568,008   $14,072    $ 2,482,140   $ (1,223,982)    $    --       $     493    $ 1,272,723
Adjustment for pooling of
  interests.......................   5,529,894    55,299     19,309,745     (9,729,811)         --         167,320      9,802,553
                                    ----------   --------   -----------   ------------     -------       ---------    -----------
BALANCE, December 31, 1994, as
  restated........................   9,097,902    69,371     21,791,885    (10,953,793)         --         167,813     11,075,276
Net loss..........................          --        --             --     (6,535,739)         --              --     (6,535,739)
Aggregate translation
  adjustment......................          --        --             --             --          --          29,735         29,735
Incorporation of OSN..............     922,375     1,163        248,837             --          --              --        250,000
Distributions to shareholders.....          --        --             --       (162,800)         --              --       (162,800)
                                    ----------   --------   -----------   ------------     -------       ---------    -----------
BALANCE, December 31, 1995........  10,020,277    70,534     22,040,722    (17,652,332)         --         197,548      4,656,472
Net income........................          --        --             --      5,857,222          --              --      5,857,222
Aggregate translation
  adjustment......................          --        --             --             --          --        (355,534)      (355,534)
Distributions to shareholders,
  prior to the offering...........          --        --             --       (230,000)         --              --       (230,000)
Sale of common stock between
  shareholders prior to the
  offering........................          --        --         39,780             --          --              --         39,780
Exercise of stock options, prior
  to the offering (Note 11).......     121,463         4            441             --          --              --            445
Initial public offering of common
  stock, net of issuance costs of
  approximately $3,550,000 (Note
  1)..............................   2,048,000    51,359     14,820,458             --          --              --     14,871,817
Issuance of Kroll restricted stock
  (Note 11(b))....................     403,692     4,037        887,029             --          --              --        891,066
Distribution of previously taxed S
  Corp earnings to S Corp
  shareholders (Note 1)...........          --        --             --     (9,000,000)         --              --     (9,000,000)
Forgiveness of affiliate
  obligation (Note 1).............          --        --             --        122,000          --              --        122,000
Unrealized appreciation of
  marketable securities (Note
  2)..............................          --        --             --             --      14,167              --         14,167
                                    ----------   --------   -----------   ------------     -------       ---------    -----------
BALANCE, December 31, 1996........  12,593,432   125,934     37,788,430    (20,903,110)     14,167        (157,986)    16,867,435
Net income........................          --        --             --        709,866          --              --        709,866
Aggregate translation
  adjustment......................          --        --             --             --          --        (236,393)      (236,393)
Issuance of stock bonus to certain
  employees.......................       4,547        45         49,972             --          --              --         50,017
Exercise of stock options (Note
  11).............................       4,200        42         43,152             --          --              --         43,194
Issuance of stock in conjunction
  with the acquisition of
  businesses (Note 3).............     753,806     7,538      8,452,231             --          --              --      8,459,769
Issuance of stock in conjunction
  with the purchase of minority
  interest (Note 3(f))............      69,565       696      1,242,778             --          --              --      1,243,474
Issuance of Kroll restricted stock
  (Note 11(b))....................     424,011     4,240      1,352,040             --          --              --      1,356,280
Tax benefit of restricted stock
  vesting (Note 11(b))............          --        --      2,160,341             --          --              --      2,160,341
Purchase and retirement of common
  stock (Note 11(d))..............    (259,036)   (2,590)      (498,978)    (2,194,256)         --              --     (2,695,824)
Unrealized depreciation of
  marketable securities (Note
  2)..............................          --        --             --             --      (3,698)             --         (3,698)
                                    ----------   --------   -----------   ------------     -------       ---------    -----------
BALANCE, December 31, 1997........  13,590,525   $135,905   $50,589,966   $(22,387,500)    $10,469       $(394,379)   $27,954,461
                                    ==========   ========   ===========   ============     =======       =========    ===========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                            THE KROLL-O'GARA COMPANY

                CONSOLIDATED STATEMENTS OF CASH FLOWS (NOTE 16)
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                 1995           1996           1997
                                                              -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(6,535,739)   $ 5,857,222    $   709,866
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities-
    Depreciation and amortization...........................    1,334,829      1,602,415      2,105,440
    Amortization of databases...............................    2,470,696      2,949,134      2,937,152
    Amortization of costs in excess of assets acquired......       26,939         26,992        683,649
    Bad debt expense........................................    3,050,310      8,108,976      2,043,080
    Shareholder stock compensation..........................           --        930,846      1,356,280
    Loss on write-off of notes receivable...................       55,966             --         35,434
    Share in net (income) loss of joint ventures............      224,789        (19,224)      (121,650)
    Loss on sale of property and equipment..................        6,245          1,872             --
    Gain on sale of marketable securities...................           --       (108,646)       (14,503)
  Change in assets and liabilities, net of effects of
    acquisitions-
    Receivables.............................................   (1,511,151)    (4,367,583)   (10,337,879)
    Unbilled revenues.......................................    1,391,221     (2,334,527)     1,068,826
    Costs and estimated earnings in excess of billings on
      uncompleted contracts.................................   (3,957,287)    (7,626,473)     3,499,084
    Inventories.............................................   (1,590,370)    (3,806,141)    (5,498,203)
    Deferred tax asset......................................           --             --       (411,988)
    Prepaid expenses and other assets.......................   (3,001,541)       480,484     (1,967,307)
    Accounts payable and income taxes currently payable.....    5,846,271      1,539,162      8,101,579
    Billings in excess of costs and estimated earnings on
      uncompleted contracts.................................      (43,150)      (375,640)    (1,009,740)
    Customer deposits.......................................     (340,877)     1,767,785        509,540
    Amounts due to/from employees...........................       19,820       (294,471)       443,290
    Deferred income taxes payable...........................     (875,312)      (405,380)       151,979
    Accrued liabilities.....................................    1,017,909      4,090,422        737,044
    Long-term liabilities...................................      149,740       (651,660)      (561,467)
                                                              -----------    -----------    -----------
         Net cash provided by (used in) operating
           activities.......................................   (2,260,692)     7,365,565      4,459,506
                                                              -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment, net...........   (1,127,676)    (3,221,565)    (4,417,574)
  Proceeds from sale of property and equipment..............        4,235            600             --
  Additions to databases....................................   (2,985,409)    (3,250,360)    (3,856,914)
  Decrease (increase) in notes receivable -- shareholder....     (233,253)       233,253             --
  Acquisitions, net of cash acquired (Note 3)...............           --       (814,710)    (8,103,948)
  Sale of marketable securities.............................           --        200,313         35,424
  Other.....................................................      (27,600)       (66,711)       266,004
                                                              -----------    -----------    -----------
         Net cash used in investing activities..............   (4,369,703)    (6,919,180)   (16,077,008)
                                                              -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Loan financing fees.......................................           --             --       (723,727)
  Net borrowings (repayments) under revolving lines of
    credit..................................................    4,551,025       (252,818)    (9,376,835)
  Proceeds from long-term debt..............................       41,608         50,899     42,406,179
  Payments of long-term debt................................   (3,736,745)    (5,000,668)    (8,922,658)
  Proceeds from notes payable -- shareholder................    2,600,000      2,000,000        500,000
  Repayment of notes payable -- shareholder.................     (106,500)      (803,745)    (7,238,766)
  Net proceeds from issuance of common stock................      250,000     14,871,817             --
  Purchase and retirement of common stock...................           --             --     (2,695,824)
  Foreign currency translation..............................          922        (46,187)      (160,462)
  Distributions to shareholders.............................     (162,800)    (9,230,000)            --
  Proceeds from exercise of stock options...................           --            445         43,194
                                                              -----------    -----------    -----------
         Net cash provided by financing activities..........    3,437,510      1,589,743     13,831,101
                                                              -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH.............................   (3,192,885)     2,036,128      2,213,599
Effects of foreign currency exchange rates on cash..........           --         34,032        (75,931)
                                                              -----------    -----------    -----------
CASH, beginning of year.....................................    5,884,189      2,691,304      4,761,464
                                                              -----------    -----------    -----------
CASH, end of year...........................................  $ 2,691,304    $ 4,761,464    $ 6,899,132
                                                              ===========    ===========    ===========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                            THE KROLL-O'GARA COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

(1) BASIS OF PRESENTATION

     The Kroll-O'Gara Company, an Ohio corporation, together with its subsidiaries (collectively the "Company"), is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of security needs. The Company's Security Products and Services Group markets ballistic and blast protected vehicles to businesses, individuals and governments. It also offers security services such as training, risk and crisis management services, and site security systems. The Investigations and Intelligence Group offers business intelligence and investigation services to clients worldwide. The Voice and Data Security Group offers secure satellite communication equipment, satellite navigation systems and computer hardware and software security.

     In December 1997, a wholly owned subsidiary of The O'Gara Company (O'Gara) was merged into Kroll Holdings, Inc. (Kroll). At the time of the merger, the Company's name was changed from The O'Gara Company to The Kroll-O'Gara Company.

     Effective upon the consummation of the merger, each then issued and outstanding share of Kroll common stock, including shares issued under the Kroll restricted stock plan (see Note 11), was converted into 62.52 shares of common stock of the Company or 6,098,561 shares of Company common stock in total. Outstanding employee stock options of Kroll were converted at the same exchange factor into options to purchase 551,492 shares of Company common stock (see Note
11).

     The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Kroll as though it had always been a part of the Company.

     There were no transactions between O'Gara and Kroll prior to the combination, and immaterial adjustments were recorded to conform Kroll's accounting policies. Certain reclassifications were made to the Kroll financial statements to conform to the Company's presentations. The results of operations for the separate companies and the combined amounts presented in the consolidated financial statements follow:

                                                        O'GARA         KROLL         COMBINED
                                                      -----------   -----------    ------------
Nine months ended September 30, 1997 (unaudited)
  Revenue...........................................  $82,567,200   $53,823,958    $136,391,158
  Extraordinary item................................     (193,875)           --        (193,875)
  Net income........................................    4,181,387     1,796,124       5,977,511
Year ended December 31, 1996
  Revenue...........................................   82,777,691    70,883,058     153,660,749
  Net income (loss).................................    6,658,962      (801,740)      5,857,222
Year ended December 31, 1995
  Revenue...........................................   32,816,996    53,024,304      85,841,300
  Net income (loss).................................   (1,122,052)   (5,413,687)     (6,535,739)

     In connection with the merger, the Company recorded, in the fourth quarter, a charge to operating expenses of approximately $7.2 million ($5.7 million after taxes, or $0.41 per diluted share) for direct and other merger-related costs pertaining to the merger transaction. Merger transaction costs are nonrecurring and include $0.8 million for stock-based compensation costs triggered by the change in control of Kroll, $1.8 million for stay bonuses and severance and $4.6 million which consisted primarily of fees for investment bankers, attorneys, accountants, financial printing, travel and other related charges.

                            THE KROLL-O'GARA COMPANY

     The Company was formed originally in 1996 for the purposes of becoming a holding company, effecting a reorganization and a combination of certain affiliated entities and carrying out an initial public offering of common stock. On October 28, 1996, various O'Gara entities (primarily O'Gara-Hess & Eisenhardt Armoring Company (OHE)) and their related shareholders (primarily one shareholder who owned or controlled approximately 86% to 88% of each entity) entered into the reorganization plan. Accordingly, the accompanying consolidated financial statements present, as a combination of entities under common control as if using the pooling method of accounting, the financial position and related results of operations of the O'Gara entities on a consolidated basis for all periods presented.

     On November 15, 1996, the Company completed its initial public offering of common stock. The proceeds from the sale of 2,048,000 shares of common stock were used by the Company for retirement of bank debt, payment of the AAA notes described below, purchase of a manufacturing facility in Mexico, acquisition of Palmer net assets (Note 3) and transaction costs associated with the offering.

     On October 28, 1996 OHE distributed to its shareholders a dividend of $9,000,000 in the form of long-term notes (the "AAA Notes") which represented the undistributed previously taxed income of OHE as an S Corporation through the effective date of the reorganization. During 1996 the Company recognized approximately $27,000 in interest expense related to the AAA Notes.

     In conjunction with the reorganization discussed above, the shareholders of an affiliated entity forgave $122,000 owed by OHE for no consideration. As this affiliated entity was controlled by a shareholder of the Company, this transaction has been reflected as a contribution of capital in the accompanying consolidated statement of shareholders' equity.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Consolidation -- The consolidated financial statements include the accounts of O'Gara and Kroll and all their majority-owned subsidiaries. All material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned entities are accounted for on the equity method and investments in less than 20% owned entities are accounted for on the cost method. Affiliated entities are not included in the accompanying consolidated financial statements, and include entities that are directly or indirectly owned by current shareholders or former shareholders of OHE but which were not included in the O'Gara reorganization and combination.

     (b) Revenue Recognition -- Revenue related to contracts for security products (both government and commercial) results principally from long-term fixed price contracts and is recognized on the percentage-of-completion method calculated utilizing the cost-to-cost approach. The percent deemed to be complete is calculated by comparing the costs incurred to date to estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. However, adjustments to this measurement are made when management believes that costs incurred materially exceed effort expended. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production.

     Provisions for any estimated total contract losses on uncompleted contracts are recorded in the period in which it becomes known that such losses will occur. Changes in estimated total contract costs will result in revisions to contract revenue. These revisions are recognized when determined.

     Revenue from investigations and intelligence services and security services is recognized as the services are performed. The Company records either billed or unbilled accounts receivable based on case-by-case invoicing determination.

                            THE KROLL-O'GARA COMPANY

     Revenue related to voice and data security equipment and services is recognized as equipment is shipped or as services are provided. Revenue and related direct costs of brokered satellite time are recorded when payments are received from customers.

     (c) Marketable Securities -- The Company adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities," for the year ended December 31, 1996. Under SFAS 115, the Company must classify its debt and marketable securities as either trading, available-for-sale or held-to-maturity. The Company has classified all equity securities as available-for-sale.

     Unrealized holding gains and losses, net of the related income tax effect on the available-for-sale securities, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. The Company recorded an unrealized gain (loss) of $14,167 and $(3,698) as of December 31, 1996 and 1997, respectively.

     (d) Concentrations of Credit Risk -- Financial instruments that subject the Company to credit risk consist principally of trade receivables. Concentrations of credit risk with respect to accounts receivable are limited by the number of clients that comprise the Company's client base, along with the different industries and geographic regions in which the Company's clients operate or reside. The Company does not generally require collateral or other security to support client receivables, although the Company does require retainers, up-front deposits or irrevocable letters-of-credit in many situations. The Company has established an allowance for doubtful accounts based upon facts surrounding the credit risk of specific clients and past history. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

     (e) Property, Plant and Equipment -- Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and improvements.............................  5-40 years
Furniture and fixtures.................................  5-7 years
Machinery and equipment................................  5-7 years
Leasehold improvements.................................  Life of lease

     (f) Databases -- Databases are capitalized costs incurred to obtain information from third party providers. The Company relies on this information to create and maintain its proprietary and non-proprietary databases. Because of the continuing accessibility of the information and its usefulness to future investigative procedures, the cost of acquiring the information is capitalized and amortized over a five year period.

     (g) Costs in Excess of Assets Acquired -- Costs in excess of assets acquired represent the excess of the purchase cost over the fair value of net assets acquired in a purchase business combination. Amortization is recorded on a straight-line basis over periods ranging from 15 to 40 years. The Company periodically reviews the carrying value of these assets and other long-lived assets and impairments are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairment exists at December 31, 1997.

     (h) Foreign Currency Translation -- Assets and liabilities of foreign operations are translated using year-end exchange rates and revenues and expenses are translated using exchange rates prevailing during the year, with gains or losses resulting from translation included in a separate component of shareholders' equity.

     Gains or losses resulting from foreign currency transactions are translated to local currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable or payable in foreign currencies, other than the subsidiary's local currency, are translated at the rates of exchange prevailing at the balance sheet date. The effect of transactional gains or losses is included in other income (expense) in the accompanying consolidated statements of operations.

                            THE KROLL-O'GARA COMPANY

     (i) Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (j) Research and Development -- Research and development costs are expensed as incurred. The Company incurred approximately $91,000, $130,000 and $136,000 for the years ended December 31, 1995, 1996 and 1997, respectively, for research and development. These costs are included in general and administrative expenses in the accompanying consolidated statements of operations.

     (k) Advertising -- The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 1995, 1996 and 1997 were $340,000, $715,000 and $1,497,000, respectively.

     (l) Earnings Per Share -- In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). In accordance with SFAS 128, basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and equivalents outstanding during the year. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and upon assumed issuance of restricted stock. The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the years ended December 31, 1995, 1996 and 1997:

                                                         YEAR ENDED DECEMBER 31, 1995
                                                         -----------------------------
                                                            INCOME          SHARES        PER SHARE
                                                         (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                                         ------------   --------------    ---------
Basic EPS..............................................  $(6,535,739)     10,020,277       $(0.65)
                                                                                           ======
Effect of dilutive securities:
  Options..............................................           --              --
  Restricted stock.....................................           --              --
                                                         -----------     -----------
Diluted EPS............................................  $(6,535,739)     10,020,277       $(0.65)
                                                         ===========     ===========       ======

                                                         YEAR ENDED DECEMBER 31, 1996
                                                         -----------------------------
                                                            INCOME          SHARES        PER SHARE
                                                         (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                                         ------------   --------------    ---------
Basic EPS..............................................  $ 5,857,222      10,742,131       $ 0.55
                                                                                           ======
Effect of dilutive securities:
  Options..............................................           --         130,544
  Restricted stock.....................................     (162,443)        287,482
                                                         -----------     -----------
Diluted EPS............................................  $ 5,694,779      11,160,157       $ 0.51
                                                         ===========     ===========       ======

                                                         YEAR ENDED DECEMBER 31, 1997
                                                         -----------------------------
                                                            INCOME          SHARES        PER SHARE
                                                         (NUMERATOR)    (DENOMINATOR)      AMOUNT
                                                         ------------   --------------    ---------
Basic EPS..............................................  $   709,866      13,060,818       $ 0.05
                                                                                           ======
Effect of dilutive securities:
  Options..............................................           --         216,586
  Restricted stock.....................................           --         443,152
                                                         -----------     -----------
Diluted EPS............................................  $   709,866      13,720,556       $ 0.05
                                                         ===========     ===========       ======

                            THE KROLL-O'GARA COMPANY

     Basic and diluted earnings per share based on net income before extraordinary item and cumulative effect of change in accounting principle were $0.10 and $0.09 for the year ended December 31, 1997. The basic and diluted earnings per share impact of the extraordinary item was $0.01 and the basic and diluted earnings per share impact of the change in accounting principle was $0.03.

     (m) SFAS 130 "Reporting Comprehensive Income" -- In June 1997, the Financial Accounting Standards Board issued Statement of Financial Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which requires comprehensive income and the associated income tax expense or benefit be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but not in net income. This statement, which the Company intends to adopt in the first quarter of fiscal 1998, expands or modifies disclosures and, accordingly, will have no impact on the Company's reported consolidated financial position, results of operations or cash flows.

     (n) Stock-Based Compensation -- The Company has elected to account for the cost of its employee stock options and other forms of employee stock-based compensation plans utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (APB 25) as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. SFAS 123 established a fair value-based method of accounting for compensation cost related to stock options and other forms of stockbased compensation plans. SFAS 123 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. The pro forma disclosures required by SFAS 123 are presented in Note 11(f).

     (o) Change in Accounting Principle -- In the fourth quarter of 1997, the Company changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation. Consistent with a consensus reached by the Emerging Issues Task Force (EITF) under Issue 97-13 in late November 1997, the Company expensed costs previously capitalized in earlier quarters of 1997 (approximately $360,000, net of tax benefit of $240,000) as a cumulative change in accounting principle.

     (p) Reclassifications -- Certain reclassifications have been reflected in 1995 and 1996 to conform with the current period presentation.

     (q) Derivative Financial Instruments -- Financial instruments in the form of foreign currency exchange contracts are utilized by the Company to hedge its exposure to movements in foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes. Gains and losses on foreign exchange contracts are deferred and amortized as an adjustment to the cumulative foreign currency translation adjustment component of equity over the terms of the agreements in accordance with hedge accounting standards. The fair value of foreign currency exchange contracts is not recognized in the consolidated financial statements since they are accounted for as hedges.

(3) ACQUISITIONS

     The Company has completed the following acquisitions, all of which were accounted for as purchases:

     (a) Palmer Associates, S.C. -- In October 1996, the Company purchased substantially all of the assets and certain liabilities of Palmer Associates, S.C. (Palmer), a security services provider, for approximately $1,000,000, which resulted in goodwill (amortized over fifteen years) and intangible assets equal to the purchase price. The purchase price was payable $500,000 at the closing of the Company's initial public offering and $250,000 each in November 1997 and 1998. The former owner also entered into a four year non-competition agreement, payable in annual installments of $50,000, and a two year employment agreement.

                            THE KROLL-O'GARA COMPANY

     (b) Next Destination Limited -- On February 5, 1997, the Company acquired all of the shares of Next Destination Limited (Next) for $3.5 million, consisting of approximately $1.9 million in shares of the Company's common stock (170,234 shares) and approximately $1.6 million in seller-provided financing in the form of secured three-year 6% notes. Next, headquartered in Salisbury, the United Kingdom (UK), is a distributor of high technology communication equipment for the consumer electronic, marine, aviation, professional and leisure markets in both the UK and Europe. The former managing director and founder of Next agreed to continue to manage the business and entered into a three year non-competition agreement. For accounting purposes, the acquisition was effective on February 1, 1997 and the results of operations of Next are included in the consolidated results of operations of the Company from that date forward. The resulting goodwill from this transaction is being amortized over fifteen years.

     (c) Labbe, S.A. -- On February 12, 1997, the Company acquired all the shares of Labbe, S.A. (Labbe) for approximately $14.2 million, consisting of $10.7 million in cash and 376,597 shares of the Company's common stock valued at approximately $3.5 million. Labbe, headquartered in Lamballe, France, provides vehicle armoring systems for commercial customers located mainly in Western Europe. The former shareholders are subject to certain non-competition agreements upon their leaving the employment of the Company. For accounting purposes, the acquisition was effective on January 1, 1997 and the results of operations of Labbe are included in the consolidated results of operations of the Company from that date forward. The resulting goodwill from this transaction is being amortized over thirty years.

     The following unaudited proforma combined results of operations for the year ended December 31, 1996 assumes the Labbe acquisition occurred as of January 1, 1996 (in thousands, except per share data):

                                                        YEAR ENDED
                                                     DECEMBER 31, 1996
                                                     -----------------
Sales..............................................      $177,779
Net income.........................................      $  6,052
Earnings per share:
  Basic............................................         $0.56
  Diluted..........................................         $0.54

     (d) International Training, Incorporated -- On March 24, 1997, the Company acquired all of the shares of International Training, Incorporated (ITI) for approximately $2.5 million, consisting of approximately $800,000 in shares of the Company's common stock (68,086 shares), $500,000 in cash and approximately $1.2 million in seller-provided financing in the form of unsecured two-year 10% notes. ITI, headquartered near Washington D.C., provides advanced security training. For accounting purposes, the acquisition was effective on March 1, 1997 and the results of operations of ITI are included in the consolidated results of operations of the Company from that date forward. The resulting goodwill from this transaction is being amortized over fifteen years.

     (e) ZAO IMEA -- On December 2, 1997, the Company acquired all of the shares of ZAO IMEA (IMEA), a Russian corporation, and certain assets, liabilities and a twenty year non-competition agreement in Russia from Acorn Communication Group, Inc. (Acorn) for an aggregate of approximately $3.0 million, consisting of $600,000 in cash and 138,889 shares of the Company's common stock valued at approximately $2.4 million. IMEA provides vehicle armoring systems and other equipment for commercial customers located in Russia. IMEA and Acorn had substantially common ownership prior to the acquisition. The former shareholders of IMEA also entered into employment agreements, which include non-competition clauses, for periods of six months to three years. The allocation of the purchase price was based on preliminary estimates and may be revised at a later date pending the completion of certain appraisals and other analysis. For accounting purposes, the acquisition was effective on December 1, 1997 and the results of operations of IMEA are included in the consolidated results of operations of the Company from that date forward. The resulting goodwill from this transaction is being amortized over fifteen years.

                            THE KROLL-O'GARA COMPANY

     In connection with the acquisitions of Labbe, Next, ITI and IMEA, assets were acquired and liabilities were assumed as follows:

                                                          NEXT      LABBE       ITI       IMEA
                                                         -------   --------   -------    -------
                                                                 (DOLLARS IN THOUSANDS)
FAIR VALUE OF ASSETS ACQUIRED INCLUDING:
  Cash.................................................  $    --   $  3,501   $   123    $     2
  Accounts receivable..................................    1,830      4,689       231         11
  Inventories..........................................    1,276      3,392        --        553
  Costs and estimated earnings in excess of billings on
     uncompleted contracts.............................       --        251        --         --
  Prepaid expenses.....................................       --         65         4          7
  Property, plant & equipment..........................       80      3,360       216         82
  Intangible assets....................................       --        140        --      1,467
  Other non-current assets.............................       --      2,357        --          4
  Goodwill.............................................    3,459      7,662     2,061      1,820
                                                         -------   --------   -------    -------
                                                           6,645     25,417     2,635      3,946
  Less:  Cash paid for net assets......................       --    (10,730)     (500)      (500)
         Fair value of debt issued.....................   (1,575)        --    (1,231)      (100)
         Fair value of stock issued....................   (1,851)    (3,431)     (800)    (2,378)
                                                         -------   --------   -------    -------
                                                         $ 3,219   $ 11,256   $   104    $   968
                                                         =======   ========   =======    =======
LIABILITIES ASSUMED INCLUDING:
  Liabilities assumed and acquisition costs............  $ 3,219   $  9,287   $    85    $   968
  Debt.................................................       --      1,969        19         --
                                                         -------   --------   -------    -------
                                                         $ 3,219   $ 11,256   $   104    $   968
                                                         =======   ========   =======    =======

     (f) Purchase of Minority Interest -- During 1997, the Company exercised its option to acquire the minority interest in its O'Gara Brazilian subsidiary for 69,565 shares of common stock valued at approximately $1.2 million.

                            THE KROLL-O'GARA COMPANY

(4) BALANCE SHEET ACCOUNTS

     (a) Trade Accounts Receivable and Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts -- The following summarizes the components of trade accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts:

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
United States Military:
  Billed receivables........................................  $ 1,461,491    $ 3,756,035
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................   10,189,891      9,253,872
                                                              -----------    -----------
          Total United States Military......................  $11,651,382    $13,009,907
                                                              ===========    ===========
Other contracts:
  Billed receivables........................................  $21,479,574    $33,893,224
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................    5,136,657      2,824,592
                                                              -----------    -----------
          Total other contracts.............................  $26,616,231    $36,717,816
                                                              ===========    ===========
Total trade accounts receivable.............................  $22,941,065    $37,649,259
                                                              ===========    ===========
Total costs and estimated earnings in excess of billings on
  uncompleted contracts.....................................  $15,326,548    $12,078,464
                                                              ===========    ===========

     Costs and estimated earnings in excess of billings on uncompleted contracts are net of $66,180,434 and $89,875,813 of progress billings to the United States Military at December 31, 1996 and 1997, respectively.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent revenue recognized on long-term contracts in excess of billings because amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts attributable to the United States Military will generally be billed over the next 180 days as contracts are substantially completed. Amounts receivable on other contracts are generally billed as shipments are made. It is estimated that substantially all of such amounts will be billed within one year, although contract extensions may delay certain collections beyond one year.

     The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

                                                              ADDITIONS
                                                  BALANCE     CHARGED TO                  BALANCE
                                                 BEGINNING    COSTS AND                    END OF
                                                 OF PERIOD     EXPENSES    DEDUCTIONS      PERIOD
                                                 ----------   ----------   -----------   ----------
Year ended December 31, 1995...................  $3,189,798   $3,102,310   $(3,731,814)  $2,560,294
Year ended December 31, 1996...................  $2,560,294   $3,259,976   $(3,906,539)  $1,913,731
Year ended December 31, 1997...................  $1,913,731   $2,043,080   $(1,441,232)  $2,515,579

     (b) Inventories -- Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method and include the following:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              ----------    -----------
Raw materials...............................................  $4,782,321    $ 9,441,223
Vehicle costs and work-in-process...........................   3,951,319     10,011,747
                                                              ----------    -----------
                                                              $8,733,640    $19,452,970
                                                              ==========    ===========

                            THE KROLL-O'GARA COMPANY

     The following summarizes activity in valuation reserves for inventory obsolescence:

                                                                ADDITIONS
                                                     BALANCE    CHARGED TO                 BALANCE
                                                    BEGINNING   COSTS AND                   END OF
                                                    OF PERIOD    EXPENSES    DEDUCTIONS     PERIOD
                                                    ---------   ----------   ----------    --------
Year ended December 31, 1995......................  $     --     $     --     $     --     $     --
Year ended December 31, 1996......................  $     --     $264,114     $     --     $264,114
Year ended December 31, 1997......................  $264,114     $113,567     $(23,782)    $353,899

     (c) Other Assets -- Other assets are stated at cost less accumulated amortization and are being amortized on a straight line basis over their estimated useful lives, as applicable. Other assets consist of the following:

                                                              USEFUL          DECEMBER 31,
                                                               LIFE     ------------------------
                        DESCRIPTION                           (YEARS)      1996          1997
                        -----------                           -------   ----------    ----------
Advance to vendor...........................................     --     $1,825,207    $1,275,437
Deferred costs..............................................     --             --       610,376
Security deposits...........................................     --        326,376       471,859
Long-term receivable........................................     --             --       380,000
Non-refundable deposit on an equipment lease with a related
  party.....................................................     10        503,858       297,025
Deferred financing fees.....................................   7-30        152,940       876,667
Non-compete agreements......................................      5        165,000     1,581,667
Long-term investments.......................................     --        180,998       101,630
Other long-term assets......................................     --        186,753       865,031
                                                                        ----------    ----------
                                                                         3,341,132     6,459,692
                                                                          (290,707)     (279,830)
                                                                        ----------    ----------
                                                                        $3,050,425    $6,179,862
                                                                        ==========    ==========

     Costs applicable to bids in process are deferred when management believes it is probable that future contracts will be obtained. These costs are transferred to contract costs when contracts are awarded or are expensed when the contract award is no longer considered probable.

     (d) Accrued Liabilities -- Accrued liabilities consist of the following at December 31, 1996 and 1997:

                                                                    DECEMBER 31,
                                                              -------------------------
                        DESCRIPTION                              1996          1997
                        -----------                           ----------    -----------
Payroll and related benefits................................  $5,574,621    $ 7,794,598
Property, sales and other taxes payable.....................     590,648        773,846
Accrued interest............................................     268,605        564,168
Accrued satellite time......................................     680,835      1,009,162
Other accruals..............................................   2,514,206      3,786,879
                                                              ----------    -----------
                                                              $9,628,915    $13,928,653
                                                              ==========    ===========

(5) INCOME TAXES

     Prior to October 28, 1996, OHE was an S Corporation and generally was not responsible for payment of income taxes. Rather, the respective OHE shareholders were taxed on OHE's taxable income at the respective

                            THE KROLL-O'GARA COMPANY
individual federal and state income tax rates. Therefore, the income generated by OHE was not subject to federal, state or certain foreign income taxes prior to the date of OHE's reorganization on October 28, 1996. Accordingly, the accompanying consolidated financial statements only reflect a provision (benefit) for income taxes for Kroll, a C Corporation, for all periods prior to October 28, 1996.

     The Company accounts for income taxes under the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax liabilities and assets are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates.

     The Company's provision (benefit) for income taxes, excluding extraordinary item and the cumulative effect of a change in accounting principle, for all periods is summarized as follows:

                                                             1995         1996          1997
                                                          -----------   ---------    -----------
Currently payable:
  Federal...............................................  $  (159,569)  $(110,988)   $ 2,109,804
  State and local.......................................     (262,956)    271,744        372,318
  Foreign...............................................           --      83,000      1,364,873
                                                          -----------   ---------    -----------
                                                             (422,525)    243,756      3,846,995
                                                          -----------   ---------    -----------

Deferred:
  Federal...............................................     (576,910)   (259,443)    (1,270,976)
  State and local.......................................     (298,402)   (145,937)      (224,290)
  Foreign...............................................           --          --             --
                                                          -----------   ---------    -----------
                                                             (875,312)   (405,380)    (1,495,266)
                                                          -----------   ---------    -----------
                                                          $(1,297,837)  $(161,624)   $ 2,351,729
                                                          ===========   =========    ===========

                            THE KROLL-O'GARA COMPANY

     A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                        1995                   1996                   1997
                                 -------------------    -------------------    -------------------
                                   AMOUNT      RATE       AMOUNT      RATE       AMOUNT      RATE
                                 -----------   -----    -----------   -----    ----------    -----
Provision (benefit) for income
  taxes at the federal
  statutory rate...............  $(2,663,416)  (34.0)%  $ 1,936,504    34.0%   $1,229,260     34.0%
State and local income taxes,
  net of federal benefit.......     (370,496)   (4.7)        82,756     1.5       155,895      4.3
Impact of S Corp income/loss,
  prior to reorganization......      381,498     4.9     (2,087,529)  (36.6)           --       --
Impact of foreign income, prior
  to reorganization............           --      --       (199,095)   (3.5)           --       --
Nondeductible expenses.........           --      --             --      --     1,390,163     38.4
Change in valuation
  allowance....................    1,338,113    17.1        109,303     1.9      (755,044)   (20.9)
Effect of foreign
  income/loss..................      105,693     1.3         (8,768)   (0.2)      577,743     16.0
Other..........................      (89,229)   (1.1)         5,205     0.1      (246,288)    (6.8)
                                 -----------   -----    -----------   -----    ----------    -----
          Provision (benefit)
            for income taxes...  $(1,297,837)  (16.5)%  $  (161,624)   (2.8)%  $2,351,729     65.0%
                                 ===========   =====    ===========   =====    ==========    =====

                            THE KROLL-O'GARA COMPANY

     The components of the Company's consolidated deferred income tax assets and liabilities as of December 31 are summarized below:

                                                           1995          1996           1997
                                                        -----------   -----------    -----------
Deferred tax assets:
  Allowance for doubtful accounts.....................  $   547,247   $   648,773    $   710,441
  Fixed assets, depreciation and amortization
     differences......................................      591,319       576,996        606,777
  Accrual for restricted stock plan...................      464,347       164,794             --
  Net operating loss carryforwards....................    1,365,895     1,423,336      1,839,743
  Payroll and other benefits..........................           --       220,000        594,401
  Other accruals......................................           --       206,000        278,253
  Acquisition costs...................................           --            --        440,000
  Other...............................................       65,087       394,000        981,610
                                                        -----------   -----------    -----------
                                                          3,033,895     3,633,899      5,451,225
  Valuation allowance.................................   (1,338,113)   (2,303,336)    (2,126,035)
                                                        -----------   -----------    -----------
          Net deferred tax assets.....................    1,695,782     1,330,563      3,325,190
                                                        -----------   -----------    -----------
Deferred tax liabilities:
  Nonaccrual service fee receivable...................     (219,560)     (219,560)      (212,079)
  Deferred revenue....................................   (1,678,846)   (2,072,590)    (1,903,975)
  Database capitalization.............................   (2,644,120)   (2,738,824)    (2,779,790)
  S to C conversion...................................   (1,264,792)       (5,745)        (5,223)
  Other...............................................           --            --       (166,893)
                                                        -----------   -----------    -----------
                                                         (5,807,318)   (5,036,719)    (5,067,960)
                                                        -----------   -----------    -----------
          Net deferred tax liability..................  $(4,111,536)  $(3,706,156)   $(1,742,770)
                                                        ===========   ===========    ===========

     The Company has certain foreign net operating loss carryforwards, primarily in the United Kingdom and France, which approximate $1.4 million and $1.8 million at December 31, 1996 and 1997, respectively. The carryforwards expire beginning in 2001. A valuation allowance for the full amount of all existing foreign carryforwards has been provided as it is not certain that the tax benefit will be realized in the foreseeable future. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable.

(6) RELATED PARTY TRANSACTIONS

     (a) Advances to Shareholders -- The Company historically made advances to certain employee-shareholders. Such advances are due on demand and are non-interest bearing. An outstanding advance to a major shareholder of the Company totalled $120,191 at both December 31, 1996 and 1997, respectively. At December 31, 1996 and 1997, the Company also had advances to certain minority shareholders in the amount of $168,638 and $405,805, respectively.

     (b) Notes Payable -- Shareholders -- OHE had certain notes payable to shareholders, which were repaid upon the completion of the Company's initial public offering in 1996. Interest expense associated with these obligations approximated $33,000 and $27,000 for the years ended December 31, 1995 and 1996, respectively.

                            THE KROLL-O'GARA COMPANY

     Kroll has certain amounts due to/from shareholders of the Company which include the following amounts at December 31:

                                                         1996          1997
                                                      -----------    ---------
Amounts due from a certain shareholder..............  $ 1,345,499    $      --
                                                      -----------    ---------
Amounts due to certain shareholders.................   (8,393,765)    (309,500)
                                                      -----------    ---------
          Net due to shareholders...................  $(7,048,266)   $(309,500)
                                                      ===========    =========

     Balances included in amounts due to/from shareholders are classified as open advance accounts or term loans. The net due to shareholders under the term loans was $2,309,500 at December 31, 1996. Substantially all amounts due to and due from shareholders were paid off in connection with the merger except for a loan payable of $309,500 which is due on demand and bears interest at prime less 0.5%.

     (c) Sales -- Shareholder -- During 1995, 1996 and 1997, the Company rendered services to a corporation which is also a shareholder of the Company. Total revenue recognized for the years ended December 31, 1995, 1996 and 1997 was $3,868,967, $5,325,559 and $6,412,244, respectively. Additionally, this corporation provided certain services to the Company which have been included in cost of sales and operating expenses in the accompanying consolidated statements of operations. These costs were approximately $485,807, $824,348 and $814,154 for the years ended December 31, 1995, 1996 and 1997, respectively. The year end accounts receivable balance for this customer was approximately $857,820 and $897,361 at December 31, 1996 and 1997, respectively.

     (d) Purchases and Sales -- Affiliated Entities -- The Company had the following purchase and sale transactions with affiliated entities:

                                                                 YEARS ENDED DECEMBER 31,
                                                            ----------------------------------
                                                              1995         1996         1997
                                                            --------    ----------    --------
Purchases from affiliated entities........................  $557,000    $1,176,000    $411,000
Sales to affiliated entities..............................   208,000       236,000      21,000

     (e) Building and Equipment Leases -- Affiliated Entities -- The Company currently leases a corporate aircraft from an affiliated entity under a ten year lease agreement which began in February 1995. The lease stipulates minimum monthly payments of $35,200, with additional charges accruing for usage in excess of established base limits. The terms of the lease required a non-refundable deposit. The original deposit of approximately $504,000 is being amortized as rental expense over the existing lease period. Rental expense, including amortization recognized, approximated $414,000, $422,000 and $234,000 for the years ended December 31, 1995, 1996 and 1997, respectively. The Company also paid this affiliated entity $327,000 in fiscal 1996 for usage of the aircraft during the roadshow for the initial public offering and included such amount in issuance costs. Additionally, the Company paid $576,000 in fiscal 1997 for usage of the aircraft in connection with the merger with Kroll and included such amount in merger-related costs. Management is of the opinion that the hourly rate paid by the Company was equivalent to the rate charged by the affiliated entity to other unrelated companies for similar services and it was favorably comparable to rates charged by another unrelated charter service for similar aircraft. Also, the Company has recorded $152,000 in prepaid expenses related to payments made for the future use of the aircraft at December 31, 1997.

     OHE is also currently leasing equipment and a manufacturing facility from two affiliated entities under various three year and month-to-month lease agreements which began in July 1995. Rental expense approximated $17,000, $757,000 and $579,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

     (f) Consulting and Commission Services -- Various affiliated entities and a former minority shareholder of the Company provided certain consulting, commission, sales and marketing services for the Company. Effective

                            THE KROLL-O'GARA COMPANY
with the reorganization (Note 1), these services were terminated. The Company recognized expense of $526,000 and $466,000 for the years ended December 31, 1995 and 1996, respectively, for these services.

     In 1995, prior to joining the Company, a minority shareholder was paid $135,000, in conjunction with a consulting agreement. These payments were recognized in selling and marketing expenses in the accompanying consolidated statements of operations.

     (g) Sale of Receivables -- During the year ended December 31, 1995, Kroll entered into agreements to sell, without recourse, accounts receivable in the amount of $4,507,800 to a shareholder. A discount of $225,390, or 5%, was applied to the sales. Under the terms of the agreements, a portion of the sales proceeds was withheld by the purchaser subject to a final determination of the specific account receivables to be included in the sale. At December 31, 1995, all obligations to the purchaser, pursuant to the agreements, were satisfied.

     (h) Other -- During 1995 and 1996, OHE recognized approximately $11,000 and $3,000, respectively, in expense relating to payments made to an affiliated entity for use of its facilities for corporate meetings. There were no such payments in 1997.

     (i) Summary of Related Party Transactions -- The following summarizes transactions with related parties:

                                                                 YEARS ENDED DECEMBER 31,
                                                           -------------------------------------
                                                              1995         1996          1997
                                                           ----------   ----------    ----------
Sales
  to shareholder.........................................  $3,868,967   $5,325,559    $6,412,244
  to affiliated entities.................................     208,000      236,000        21,000
Purchases
  from shareholder.......................................     485,807      824,348       814,157
  from affiliated entities...............................     557,000    1,176,000       411,000
Lease expense to affiliated entities.....................     431,000    1,179,000       813,000
Consulting and commission services expense
  provided by affiliated entities........................     377,000      348,000            --
  provided by minority shareholders......................     284,000      118,000            --
Facility service fees paid to affiliated entity..........      11,000        3,000            --
Receivables sale to shareholder..........................   4,507,800           --            --
Charter fees included in offering or merger costs........          --      327,000       576,000

(7) REVOLVING LINES OF CREDIT

     The Company had a $12,000,000 revolving line of credit with a bank at December 31, 1996, which was replaced during 1997. Borrowings under this line of credit were $9,935,947 at December 31, 1996.

     On December 1, 1997 the Company amended and restated its credit agreement to provide for a revolving line of credit of $7.0 million maturing on May 31, 1999, a letter of credit facility of approximately $7.7 million and a term note of $7.0 million which matures on January 4, 1999. The revolving credit facility bears interest at rates ranging from prime less 0.5% to prime or, at the Company's option, at LIBOR plus 2.0% to LIBOR plus 2.5%, dependent upon amounts outstanding. Average borrowings under the revolving line of credit and its predecessors were $6,530,260, $9,915,663 and $4,568,994 during 1995, 1996 and
1997, respectively, at an approximate weighted average interest rate of 8.82%, 8.27% and 8.46%, respectively. The maximum borrowings outstanding during 1995, 1996 and 1997 were $8,216,000, $12,145,000 and $11,600,000, respectively.
Borrowings under this line of credit were $559,112 at December 31, 1997.

                            THE KROLL-O'GARA COMPANY

     In connection with a refinancing in 1997, the Company fully amortized the remaining deferred financing costs from a previous agreement, resulting in a one time extraordinary charge to the Company's net income of $193,875, after income tax benefits of $129,250, or $0.01 per diluted share.

     The credit agreement includes certain financial covenants which, among other restrictions, require the maintenance of certain financial ratios, including fixed charge coverage and net worth, and impose limitations on foreign investment, total intangible assets, additional indebtedness and capital expenditures. The Company was not in compliance with certain of these covenants as of December 31, 1997. These events of non-compliance have been waived by the lender.

(8) LONG-TERM DEBT

     The components of long-term debt are as follows at:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              ----------    -----------
Senior unsecured notes payable to various institutions,
  interest at 9.56% payable semi-annually, principal payable at maturity in May 2004, subject to prepayment
  penalties.................................................  $       --    $35,000,000
Development Bonds, variable interest rate approximating 85%
  of the bond equivalent yield of 13 week U.S. Treasury
  bills (not to exceed 12%), which approximated 3.9% at
  December 31, 1997, payable in scheduled installments
  through September 2016, subject to optional tender by the
  bondholders and a corresponding re-marketing agreement,
  secured by the property, plant and equipment of OHE, and a
  bank letter of credit (Note 12)...........................   1,525,000      1,432,224
Note payable to insurance company, interest payable
  semi-annually at 10.95%, principal payable semi-annually
  totaling at a minimum $2,500,000 subject to additional
  principal payments based on cash flows, subject to certain prepayment penalties, maturing December 15, 1999, repaid
  in full in December, 1997.................................   8,125,000             --
Notes payable to former shareholders of Next, stated
  interest at 6%, imputed interest at 10%, payable in
  scheduled installments through February 2000, principal
  due at maturity, secured by assets of Next................          --      1,614,375
Note payable to bank, interest at prime or LIBOR plus 2.5%,
  payable monthly, principal due upon maturity on January 4,
  1999, secured by substantially all of the Company's
  domestic personal property (Note 7).......................          --      7,000,000
Note payable to former shareholder of Palmer, interest at
  7%, payable in scheduled installments through November
  1998......................................................     505,834        500,000
Mortgage note to bank, interest at 8.68%, payable in monthly installments of $2,349, including interest, through April
  2003, secured by real estate and the guaranty of OHE's
  former majority shareholder...............................     195,723             --
Note payable to former shareholder of the Company's Mexican
  subsidiary, interest imputed at 9%, due October 1, 1997...      45,000             --
Note payable to former shareholder of Kroll, non-interest
  bearing, maturing January 1998............................          --      1,255,402
Notes payable to former shareholders of ITI, interest at
  10%, payable in scheduled installments through July
  1999......................................................          --      1,231,614

                            THE KROLL-O'GARA COMPANY

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                 1996          1997
                                                              ----------    -----------
Other notes payable, interest at 7.75% to 10.9%, payable in
  scheduled installments through September 2007, a portion
  of which is secured by various equipment..................      33,955      2,030,901
                                                              ----------    -----------
                                                              10,430,512     50,064,516
Less-current portion........................................   4,461,420      3,200,925
                                                              ----------    -----------
                                                              $5,969,092    $46,863,591
                                                              ==========    ===========

     The Company's $35 million of senior unsecured notes payable also contains financial covenants, which among other restrictions, require the maintenance of net worth and fixed charge coverage ratios.

     Scheduled maturities of long-term debt at December 31, 1997 are as follows:

1998........................................................    $ 3,200,925
1999........................................................      7,787,203
2000........................................................      1,948,940
2001........................................................        208,690
2002........................................................        167,223
Thereafter..................................................     36,751,535
                                                                -----------
                                                                $50,064,516
                                                                ===========

(9) OPERATING LEASES

     The Company leases office space and certain equipment under agreements with terms from one to ten years. The following is a schedule, by year, of approximate future minimum rental or usage payments required under operating leases that have initial or non-cancelable lease terms in excess of one year as of December 31, 1997:

                                                           AFFILIATED
                                                            ENTITIES       OTHER         TOTAL
                                                           ----------   -----------   -----------
1998.....................................................  $  703,265   $ 4,574,331   $ 5,277,596
1999.....................................................     439,600     3,571,406     4,011,006
2000.....................................................     422,400     2,711,017     3,133,417
2001.....................................................     422,400     2,166,347     2,588,747
2002.....................................................     422,400     1,834,362     2,256,762
Thereafter...............................................   1,126,400     8,508,128     9,634,528
                                                           ----------   -----------   -----------
                                                           $3,536,465   $23,365,591   $26,902,056
                                                           ==========   ===========   ===========

     Rental expense charged against current operations amounted to approximately $3,317,000, $4,595,000 and $4,115,000, for the years ended December 31, 1995,
1996 and 1997, respectively.

(10) DEFINED CONTRIBUTION AND BONUS PLANS

     As of December 31, 1997, the Company had the following employee benefit plans in place:

     (a) Defined Contribution Plans -- The Company and its subsidiaries have established various non-contributory profit sharing/401(k) plans covering substantially all of the Company's employees. Contributions to the plans are discretionary and are determined annually by the Company's Board of Directors. Certain plans also

                            THE KROLL-O'GARA COMPANY
offer a matching contribution whereby the Company will contribute a percentage of the amount a participant contributes, limited to certain maximum amounts. Plan contribution expense charged against current operations for all such plans amounted to approximately $1,083,000, $1,243,000 and $1,211,140 for the years ended December 31, 1995, 1996 and 1997, respectively.

     (b) Profit and Revenue Sharing Plans -- In 1991, Kroll adopted a Profit and Revenue Sharing Plan to give Kroll employees an annual cash incentive bonus based on Kroll's performance. The plan made a portion of most employees' compensation (except administrative personnel, who have a guaranteed bonus) contingent upon the achievement of certain performance incentives. There were two plans under the Profit and Revenue Sharing Plan umbrella -- the Profit and Revenue Sharing Plan for Managing Directors and the Bonus Plan for Professionals and Senior Administrative Employees.

  Profit and Revenue Sharing Plan for Managing Directors

     The managing directors' bonus plan is based on a matrix of Kroll revenue and a percentage of operating profit. The maximum bonus opportunity for managing directors was 50%, 15% and 35% of salary in 1995, 1996 and 1997, respectively. The administrator may amend, modify or terminate the plan at any time.

  Bonus Plan for Professional and Senior Administrative Staff

     Similar to the managing directors' bonus plan, the plan for the professional staff is based on a matrix of Kroll revenue and a percentage of operating profit. The maximum bonus opportunity for this group ranged from 18% to 26% of salary in 1995, from 15% of salary in 1996, and from 15% of salary in 1997, depending on the employee's level in Kroll. The administrator may amend, modify or terminate the plan at any time.

     The Company expensed approximately $314,000, $2,288,000 and $516,000 associated with the profit and revenue sharing plans in 1995, 1996 and 1997, respectively.

(11) EQUITY ARRANGEMENTS

     (a) Stock Option Plans -- In 1996, the Company adopted a stock option plan (the 1996 Plan) for employees and nonemployee directors. The Company may grant options for up to 836,000 shares under the 1996 Plan. Options for 180,000 and 482,050 shares were granted during 1996 and 1997, respectively. Options granted under the 1996 Plan are generally granted at fair market value at the date of grant and are exercisable over periods not exceeding ten years.

     In January 1995, Kroll established the Kroll Holdings, Inc. Management Stock Option Plan (the Management Stock Option Plan). Options granted under the Management Stock Option Plan are nonqualified stock options. Options to purchase 380,747 and 33,448 shares of common stock were granted under the Management Stock Option Plan in 1995 and 1996, respectively. In addition, during 1996, options to purchase 137,294 shares of common stock were granted to two key employees with an exercise price above market price. There were no option grants under the Management Stock Option Plan during 1997.

     (b) Restricted Stock Plan -- Kroll adopted a long-term incentive plan designed to give managing directors and other key employees of the Kroll division a stake in the long-term success of Kroll through grants of phantom stock options. Each option gave the right to receive a payment equal to the appreciation in the price of the option at the payment determination date.

     Effective June 14, 1993, Kroll replaced the long-term incentive plan with a restricted stock plan. The restricted stock plan provided for cliff vesting after a five-year period from the date the stock was awarded. Participants who were awarded stock under the long-term incentive plan prior to or in January 1991 vested in three years, as they received a two-year credit toward vesting. Participants who were awarded stock under the long-term incentive plan after January 1, 1991 and prior to, or in January 1992, vested in four years, as they

                            THE KROLL-O'GARA COMPANY
received a one-year credit toward vesting. Under the provisions of the plan, a participant had the ability to put the stock back to Kroll and receive cash for the then fair value of the stock. In addition, the plan included a provision which resulted in accelerated vesting of all shares in the event of a change in control of Kroll. The Company has accounted for this plan as a fixed plan and, accordingly, compensation expense was based on the fair market value as determined by independent appraisal at the date of grant.

     During 1996, 259,271 shares of restricted stock fully vested and were issued. Based on a valuation of Kroll, the total value assigned to these shares was $572,286. As a result of the merger in December 1997, all remaining shares associated with the restricted stock plan vested and all restrictions lapsed on the merger date. In connection with this accelerated vesting, the Company recognized compensation expense of approximately $800,000 in 1997, which is included with merger related costs in the accompanying consolidated statement of operations. In addition to the regular tax benefit based on compensation expense recognized, the Company will also realize a tax benefit for the fair market value of all restricted shares which became fully vested in 1997. This benefit of approximately $2.2 million has been recognized as an increase to additional paid-in-capital in the accompanying consolidated statement of shareholders' equity. This balance represents the spread between cumulative compensation expense recognized by the Company for accounting purposes and the cumulative compensation expense recognized for tax purposes based on the fair market value of the shares. No shares are outstanding under the plan as of December 31, 1997 and, effective January 2, 1998, further issuances under the plan were ceased by a board resolution.

     (c) Kroll Supplemental Executive Award Agreements -- The Company entered into agreements with certain senior Kroll executives which provided additional benefits to the participants. During 1996, all 144,421 previously granted shares fully vested and were issued. Based on a valuation of the Company, the total value assigned to the shares on the vesting date equaled $318,780.

     (d) Purchase and Retirement of Common Stock -- In accordance with Kroll's historical bylaws, restricted stock and stock option agreements, Kroll acquired 259,036 shares (representing shares and shares under options) of a former director for approximately $2.7 million upon his leaving the employment of Kroll in January 1997.

     (e) OHE Executive Bonus Plan -- During 1993, OHE adopted an executive bonus plan, which covered four individuals. The plan awarded a bonus based on the attainment of goals stipulated in the five year business plan, ranging from 50% to 120% of the executives' base compensation. The bonus amounts were distributed 50% in cash and 50% in non-qualified stock options to purchase stock of OHE. Subject to the executives' ability to elect a decrease in the percentage of cash payments and to increase the percentage of stock options, 50% of the bonus amount was payable in cash, and the remainder in stock options. OHE issued 121,463 options in 1994 based on 1993's operating results. No options were issued in 1995 or 1996. In August 1996 the 121,463 options were exercised for 121,463 shares of common stock of the Company for $445 and the executive bonus plan was terminated.

     (f) Stock Based Compensation Disclosure -- With respect to the 1996 Plan and the Management Stock Option Plan, SFAS No. 123 requires, at a minimum, pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost for these plans been determined consistent with SFAS 123, the

                            THE KROLL-O'GARA COMPANY

Company's net income (loss) and diluted earnings (loss) per share for the years ended December 31, 1996 and 1997 would have been as follows:

                                                                 1996         1997
                                                              ----------    --------
Net income (loss):
  As reported...............................................  $5,857,222    $709,866
  Pro forma.................................................  $5,834,572    $(81,481)
Diluted earnings (loss) per share:
  As reported...............................................  $     0.52    $   0.05
  Pro forma.................................................  $     0.52    $  (0.01)

     Had compensation cost for the Company's stock options issued in 1995 and 1996 under the Management Stock Option Plan been determined consistent with SFAS No. 123, there would have been no effect on the Company's net loss or diluted loss per share as these options were determined to have a fair value of $0.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1997:

                                                               YEAR ENDED      YEAR ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    -------------
Dividend yield..............................................          0%                 0%
Expected volatility.........................................       39.3%              40.5%
Risk-free interest rate.....................................        6.5%      5.96% - 6.76%
Expected lives..............................................   7.5 years          7.5 years

     At December 31, 1996, the 180,000 options granted during 1996 under the 1996 Plan to employees and non-employee directors have an exercise price of $9, a fair value of $4.98 per option and remaining contractual lives of 9 years. The 482,050 options granted during 1997 to employees and non-employee directors have exercise prices between $9.88 and $17.25, fair values ranging from $5.56 to $9.48 per option and remaining contractual lives of 10 years.

     A summary of the status of the Company's stock option plans at December 31, 1995, 1996 and 1997, and the change during the years then ended is presented in the table below:

                                           1995                 1996                  1997
                                    ------------------   ------------------   --------------------
                                              WEIGHTED             WEIGHTED               WEIGHTED
                                              AVERAGE              AVERAGE                AVERAGE
                                              EXERCISE             EXERCISE               EXERCISE
                                    SHARES     PRICE     SHARES     PRICE      SHARES      PRICE
                                    -------   --------   -------   --------   ---------   --------
Outstanding, beginning of year....       --    $  --     380,747    $6.40       731,489    $ 6.11
Granted...........................  380,747     6.40     350,742     5.79       482,050     15.52
Exercised.........................       --       --          --       --        (4,200)     9.00
Forfeited/Expired.................       --       --          --       --       (37,950)     9.46
                                    -------    -----     -------    -----     ---------    ------
Outstanding, end of year..........  380,747    $6.40     731,489    $6.11     1,171,389    $ 9.95
                                    =======    =====     =======    =====     =========    ======
Exercisable, end of year..........   95,218    $6.40     235,263    $5.23       698,239    $ 6.16
                                    =======    =====     =======    =====     =========    ======

                            THE KROLL-O'GARA COMPANY

(12) COMMITMENTS AND CONTINGENCIES

     (a) Letters of Credit -- Under the terms of the Economic Development Revenue Bonds Agreement, OHE is required to maintain a letter of credit supporting the debt. The Company's lender is committed to providing this letter of credit through September 1, 1999. As of December 31, 1997, the Company had an outstanding letter of credit in the amount of $1,681,750.

     At December 31, 1997, the Company had standby and purchase letters of credit, issued by two financial institutions, in the aggregate amount of $4,776,502.

     (b) Purchase Agreement -- In June 1995, the Company entered into a firm purchase agreement with Glocom, Inc. ("Glocom"). The agreement provided for an irrevocable purchase order for the purchase of 4,000 units of the Compact-M portable satellite telecommunication unit for approximately $12,000,000. In October 1997, the agreement was amended to provide certain pricing concessions to the Company and to provide a reduction in the quantity of units that must be purchased. The amendment also provided certain licensing rights to the Company. At December 31, 1997, the Company was committed to purchase approximately 250 units at a total cost of approximately $0.7 million. In accordance with the original agreement, the Company advanced a total of $3,000,000 to Glocom for the funding of the related production costs. As of December 31, 1996 and 1997, the Company had advances to the above vendor of $2,320,307 and $1,673,123, respectively.

     (c) Employment Agreements -- On December 1, 1997, the Company entered into employment agreements with seven key officers and five key employees with annual compensation ranging in value from $65,000 to $375,000, ending on November 30, 2000. Each of these officers also is eligible for an annual bonus plan. Five of the officers were granted options to purchase shares of the Company's common stock at the then existing market value, with the number of shares ranging from 10,000 to 75,000 (see Note 11(f)). In the event of termination without cause, the terminated individual shall continue to receive his salary for the greater of the remainder of the agreement or one year. If an agreement is not renewed, the officer shall receive one year's salary. Each officer also has agreed to certain non-competition clauses.

     As of December 31, 1997, the remaining aggregate commitment under these employment agreements if all individuals were terminated without cause was approximately $6.8 million.

     (d) Legal Matters -- The Company is party to various legal proceedings arising from its operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's financial position, results of operations or its cash flows.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of significant current assets, current liabilities and long-term debt approximate their respective historical carrying amounts.

(14) CUSTOMER AND SEGMENT DATA

     (a) Segment Data -- The Company operates in three business segments, the Security Products and Services Group, the Investigations and Intelligence Group and the Voice and Data Security Group.

                            THE KROLL-O'GARA COMPANY

     The following summarizes information about the Company's business segments:

                                                        INVESTIGATIONS
                                          SECURITY           AND
                                        PRODUCTS AND     INTELLIGENCE    VOICE AND DATA
                                       SERVICES GROUP       GROUP        SECURITY GROUP   CONSOLIDATED
                                       --------------   --------------   --------------   ------------
                                                           (DOLLARS IN THOUSANDS)
1995
Net sales to unaffiliated
  customers..........................     $ 34,883         $48,914          $ 2,044         $ 85,841
                                          ========         =======          =======         ========
Operating income (loss)..............     $   (430)        $(3,618)         $  (589)        $ (4,637)
                                          ========         =======          =======         ========
Identifiable assets at year-end......     $ 26,490         $35,678          $ 3,324         $ 65,492
                                          ========         =======          =======
Corporate assets.....................                                                          1,275
                                                                                            --------
Total assets at year-end.............                                                       $ 66,767
                                                                                            ========
1996
Net sales to unaffiliated
  customers..........................     $ 79,156         $66,735          $ 7,770         $153,661
                                          ========         =======          =======         ========
Operating income.....................     $  6,953         $ 1,008          $   538         $  8,499
                                          ========         =======          =======         ========
Identifiable assets at year-end......     $ 38,380         $34,681          $ 6,816         $ 79,877
                                          ========         =======          =======
Corporate assets.....................                                                          1,357
                                                                                            --------
Total assets at year-end.............                                                       $ 81,234
                                                                                            ========
1997
Net sales to unaffiliated
  customers..........................     $105,557         $67,419          $17,437         $190,413
                                          ========         =======          =======         ========
Operating income.....................     $  8,014         $   665          $   292         $  8,971
                                          ========         =======          =======         ========
Identifiable assets at year-end......     $ 74,283         $36,955          $13,449         $124,687
                                          ========         =======          =======
Corporate assets.....................                                                          9,284
                                                                                            --------
Total assets at year-end.............                                                       $133,971
                                                                                            ========

     Total net sales by segment includes sales to unaffiliated customers. Intersegment sales are nominal. Operating income (loss) is total net sales less operating expenses. Operating income (loss) does not include the following items: interest expense, other expenses and income taxes. Depreciation expense and capital expendi-

                            THE KROLL-O'GARA COMPANY
tures for each of the Company's business segments for the years ended December 31, 1995, 1996 and 1997 are as follows:

                                                       INVESTIGATIONS
                                         SECURITY           AND
                                       PRODUCTS AND     INTELLIGENCE    VOICE AND DATA
                                      SERVICES GROUP       GROUP        SECURITY GROUP    CONSOLIDATED
                                      --------------   --------------   --------------    ------------
                                                           (DOLLARS IN THOUSANDS)
1995
Depreciation expense................      $  462           $  791            $--             $1,253
                                          ======           ======            ===             ======
Capital expenditures................      $  755           $  373            $--             $1,128
                                          ======           ======            ===             ======
1996
Depreciation expense................      $  841           $  690            $--             $1,531
                                          ======           ======            ===             ======
Capital expenditures................      $2,627           $  603            $--             $3,230
                                          ======           ======            ===             ======
1997
Depreciation expense................      $1,427           $  774            $16             $2,217
                                          ======           ======            ===             ======
Capital expenditures................      $3,149           $1,663            $43             $4,855
                                          ======           ======            ===             ======

     Identifiable assets by segment are those assets that are used in the Company's operations in each segment. Corporate assets are principally cash, certain intangible assets and certain prepaid expenses.

     The following summarizes information about the Company's different geographic areas:

                                             UNITED              OTHER
                                             STATES    FRANCE   FOREIGN   ELIMINATIONS   CONSOLIDATED
                                             -------   ------   -------   ------------   ------------
                                                              (DOLLARS IN THOUSANDS)
1995
Net sales to unaffiliated customers........  $70,509   $1,708   $13,624     $    --        $85,841
Intercompany...............................      908      276     1,542      (2,726)            --
                                             -------   ------   -------     -------        -------
     Total net sales.......................  $71,417   $1,984   $15,166     $(2,726)       $85,841
                                             =======   ======   =======     =======        =======
Operating income (loss)....................  $(3,429)  $ (860)  $  (348)    $    --        $(4,637)
                                             =======   ======   =======     =======        =======
Identifiable assets........................  $57,450   $1,338   $ 6,704     $    --        $65,492
                                             =======   ======   =======     =======
Corporate assets...........................                                                  1,275
                                                                                           -------
Total assets at year-end...................                                                $66,767
                                                                                           =======

                            THE KROLL-O'GARA COMPANY

                                          UNITED               OTHER
                                          STATES    FRANCE    FOREIGN   ELIMINATIONS    CONSOLIDATED
                                         --------   -------   -------   ------------    ------------
                                                           (DOLLARS IN THOUSANDS)
1996
Net sales to unaffiliated customers....  $129,290   $ 2,142   $22,229     $     --        $153,661
Intercompany...........................     3,584       316     2,804       (6,704)             --
                                         --------   -------   -------     --------        --------
     Total net sales...................  $132,874   $ 2,458   $25,033     $ (6,704)       $153,661
                                         ========   =======   =======     ========        ========
Operating income.......................  $  6,451   $  (118)  $ 2,166     $     --        $  8,499
                                         ========   =======   =======     ========        ========
Identifiable assets....................  $ 64,739   $ 1,205   $13,933     $     --        $ 79,877
                                         ========   =======   =======     ========
Corporate assets.......................                                                      1,357
                                                                                          --------
     Total assets at year-end..........                                                   $ 81,234
                                                                                          ========
1997
Net sales to unaffiliated customers....  $119,112   $24,004   $47,297     $     --        $190,413
Intercompany...........................     7,413       208     5,624      (13,245)             --
                                         --------   -------   -------     --------        --------
     Total net sales...................  $126,525   $24,212   $52,921     $(13,245)       $190,413
                                         ========   =======   =======     ========        ========
Operating income.......................  $  3,810   $ 1,382   $ 3,779     $     --        $  8,971
                                         ========   =======   =======     ========        ========
Identifiable assets....................  $ 69,610   $23,706   $31,371     $     --        $124,687
                                         ========   =======   =======     ========
Corporate assets.......................                                                      9,284
                                                                                          --------
     Total assets at year-end..........                                                   $133,971
                                                                                          ========

     The Company accounts for transfers between geographic areas at cost plus a proportionate share of operating profit.

     The following summarizes the Company's sales in the United States and foreign locations:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1995       1996        1997
                                                              -------   --------    --------
                                                                  (DOLLARS IN THOUSANDS)
Sales to unaffiliated customers:
  U.S. Government...........................................  $11,514   $ 51,505    $ 43,719
  Other United States.......................................   45,124     61,080      58,158
  Middle East...............................................    8,582      7,598       5,887
  Europe....................................................    8,831     11,798      44,022
  Asia......................................................    6,729      8,946      10,697
  Central & South America...................................    1,050      5,807      20,123
  Other Foreign.............................................    4,011      6,927       7,807
                                                              -------   --------    --------
                                                              $85,841   $153,661    $190,413
                                                              =======   ========    ========

     Export sales by the Company's domestic operations were approximately 11%, 15% and 16% of net sales for the years ended December 31, 1995, 1996 and 1997, respectively.

                            THE KROLL-O'GARA COMPANY

     The Company is subject to audit and investigation by various agencies which oversee contract performance in connection with the Company's contracts with the U.S. Government. Management believes that potential claims from such audits and investigations will not have a material adverse effect on the consolidated financial statements. In addition, contracts with the U.S. Government may contain cost or performance incentives or both based on stated targets or other criteria. Cost or performance incentives are recorded at the time there is sufficient information to relate actual performance to targets or other criteria.

     The Company has foreign operations and assets in France, the United Kingdom, China, Brazil, Mexico, the Philippines, Russia, India, Australia, Japan, Saudi Arabia, Singapore, Switzerland, and Italy. In addition, the Company sells its products and services in other foreign countries and continues to increase its level of international activity. Accordingly, the Company is subject to various risks including, among others, foreign currency restrictions, exchange rate fluctuations, government instability and complexities of local laws and regulations.

     (b) Major Customers -- During the years ended December 31, 1995, 1996 and 1997, sales to the U.S. Government approximated 13%, 34%, and 23% of the Company's net sales, respectively. In addition, the year-end accounts receivable balance of the U.S. Government approximated 10% and 6% of the Company's accounts receivable balance as of December 31, 1996 and 1997, respectively.

(15) FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     The Company has entered into four foreign currency exchange contracts to effectively hedge its exposure to certain foreign currency rate fluctuations on a demand loan to a subsidiary which is denominated in the foreign currency. By virtue of these contracts, the Company has fixed the total dollar amount which they will receive under the aforementioned subsidiary loan through the maturity dates of the contracts regardless of the fluctuations in the exchange rate. The total notional amount of the contracts, which mature between January 1998 and July 1999, is $15.5 million. The Company's cumulative foreign currency translation adjustment component of shareholders' equity was increased by $346,000 in 1997 as a result of these agreements.

     The Company has estimated the fair value of their foreign exchange contracts based on information obtained from the counterparty of the amount the Company would receive at December 31, 1997 in order to terminate the agreements. As of December 31, 1997, the Company would have received approximately $534,000 upon cancellation of all contracts.

                            THE KROLL-O'GARA COMPANY

(16) SUPPLEMENTAL CASH FLOWS DISCLOSURES

     The following is a summary of cash paid related to certain items:

                                                              1995         1996         1997
                                                           ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest.................................  $2,636,061   $4,293,970   $4,579,261
                                                           ----------   ----------   ----------
  Cash paid for taxes....................................  $  123,686   $   97,629   $2,645,474
                                                           ----------   ----------   ----------
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
  Issuance of restricted stock...........................  $       --   $  891,066   $1,356,280
                                                           ----------   ----------   ----------
  Note payable for purchase of Palmer net assets.........  $       --   $  505,834   $       --
                                                           ----------   ----------   ----------
  Affiliate obligation forgiven in connection with the
     reorganization......................................  $       --   $  122,000   $       --
                                                           ----------   ----------   ----------
  Exchange of note receivable for trade receivables......  $   60,000   $       --   $       --
                                                           ----------   ----------   ----------
  Exchange of stock in an unaffiliated company for trade
     receivables.........................................  $  125,000   $       --   $       --
                                                           ----------   ----------   ----------
  Fair value of stock issued in connection with
     acquisition of Next.................................  $       --   $       --   $1,851,284
                                                           ----------   ----------   ----------
  Fair value of stock issued in connection with
     acquisition of Labbe................................  $       --   $       --   $3,431,000
                                                           ----------   ----------   ----------
  Fair value of stock issued in connection with
     acquisition of ITI..................................  $       --   $       --   $  800,011
                                                           ----------   ----------   ----------
  Fair value of stock issued in connection with
     acquisition of IMEA.................................  $       --   $       --   $2,378,474
                                                           ----------   ----------   ----------
  Fair value of stock issued in connection with
     acquisition of minority interest....................  $       --   $       --   $1,243,474
                                                           ----------   ----------   ----------
  Notes issued in connection with acquisition of Next....  $       --   $       --   $1,575,000
                                                           ----------   ----------   ----------
  Notes issued in connection with acquisition of ITI.....  $       --   $       --   $1,231,513
                                                           ----------   ----------   ----------
  Notes issued in connection with acquisition of IMEA....  $       --   $       --   $  100,000
                                                           ----------   ----------   ----------
  Tax benefit of restricted stock vesting................  $       --   $       --   $2,160,341
                                                           ----------   ----------   ----------

(17) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            FIRST      SECOND     THIRD      FOURTH
                                                           QUARTER    QUARTER    QUARTER    QUARTER
                                                           --------   --------   --------   --------
                                                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
Net sales................................................  $41,239    $47,360    $47,791    $54,023
Gross profit.............................................   13,405     15,585     14,481     15,298
Net income (loss)........................................    1,529      2,292      2,156     (5,267)
Earnings (loss) per share:
  Basic..................................................  $  0.12    $  0.17    $  0.17    $ (0.40)
  Diluted................................................  $  0.09    $  0.15    $  0.14    $ (0.40)
1996
Net sales................................................  $36,229    $38,666    $36,959    $41,807
Gross profit.............................................   11,183      9,625     14,204      7,190
Net income (loss)........................................    3,177        818      3,968     (2,106)
Earnings (loss) per share:...............................
  Basic..................................................  $  0.30    $  0.08    $  0.38    $ (0.18)
  Diluted................................................  $  0.27    $  0.05    $  0.35    $ (0.18)

                            THE KROLL-O'GARA COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------    --------
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and equivalents......................................    $  6,899      $ 40,318
  Marketable securities.....................................          23            --
  Trade accounts receivable, net of allowance for doubtful
     accounts of $2,516 and $2,457 at December 31, 1997 and
     June 30, 1998, respectively............................      37,649        41,267
  Unbilled revenues.........................................       3,082         5,991
  Other receivables
     Advances to shareholders...............................         526           173
     Affiliates.............................................         366           606
     Employees..............................................          48           108
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      12,078        19,802
  Inventories...............................................      19,453        20,153
  Prepaid expenses and other................................       6,455         5,542
  Deferred tax asset........................................         412           412
                                                                --------      --------
       Total current assets.................................      86,991       134,372
PROPERTY, PLANT, AND EQUIPMENT, at cost
  Land......................................................       1,637         1,637
  Buildings and improvements................................       6,223         6,444
  Leasehold improvements....................................       5,243         5,277
  Furniture and fixtures....................................       4,630         4,961
  Machinery and equipment...................................      11,290        12,526
  Construction-in-progress..................................       1,037         1,865
                                                                --------      --------
                                                                  30,060        32,710
  Less: accumulated depreciation............................     (15,448)      (16,239)
                                                                --------      --------
                                                                  14,612        16,471
                                                                --------      --------
DATABASES, net of accumulated amortization of $19,506 and
  $21,093 at December 31, 1997 and June 30, 1998,
  respectively..............................................       8,336         8,467
COSTS IN EXCESS OF ASSETS ACQUIRED, net of accumulated
  amortization of $772 and $1,396 at December 31, 1997 and
  June 30, 1998, respectively...............................      17,852        28,515
OTHER ASSETS................................................       6,180         5,293
                                                                --------      --------
                                                                  32,368        42,275
                                                                --------      --------
                                                                $133,971      $193,118
                                                                ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                            THE KROLL-O'GARA COMPANY

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------    --------
                                                                    (UNAUDITED)
                                                               (DOLLARS IN THOUSANDS)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Revolving lines of credit.................................    $    559      $     --
  Current portion of long-term debt.........................       3,201           973
  Shareholder payable.......................................         309           294
  Accounts payable--
     Trade..................................................      31,586        26,973
     Affiliates.............................................         875           131
  Billings in excess of costs and estimated earnings on
     uncompleted contracts..................................         320           361
  Accrued liabilities.......................................      13,929        13,128
  Income taxes currently payable............................         845         2,081
  Customer deposits.........................................       3,840         2,627
                                                                --------      --------
       Total current liabilities............................      55,464        46,568
OTHER LONG-TERM LIABILITIES.................................       1,533         1,861
DEFERRED INCOME TAXES.......................................       2,155         2,153
LONG-TERM DEBT, net of current portion......................      46,864        39,319
                                                                --------      --------
       Total liabilities....................................     106,016        89,901
SHAREHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, none issued................................          --            --
  Common stock, $.01 par value, 50,000,000 shares
     authorized, 13,590,525, and 17,276,955 shares issued
     and outstanding in 1997 and 1998, respectively.........         136           173
  Additional paid-in-capital................................      50,590       119,616
  Retained deficit..........................................     (22,387)      (16,080)
  Accumulated other comprehensive income (loss).............        (384)         (492)
                                                                --------      --------
       Total shareholders' equity...........................      27,955       103,217
                                                                --------      --------
                                                                $133,971      $193,118
                                                                ========      ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                            THE KROLL-O'GARA COMPANY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                            THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                 JUNE 30,                JUNE 30,
                                                           ---------------------   --------------------
                                                             1997        1998        1997        1998
                                                           ---------   ---------   ---------   --------
                                                                           (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
NET SALES
  Security Products & Services...........................   $23,998     $33,910    $ 46,441    $64,128
  Investigations & Intelligence..........................    18,218      19,734      34,282     37,148
  Voice & Data Communications............................     5,144       5,714       7,877     10,540
                                                            -------     -------    --------    -------
                                                             47,360      59,358      88,600    111,816
COST OF SALES
  Security Products & Services...........................    16,754      23,997      32,779     45,854
  Investigations & Intelligence..........................    10,796      11,248      20,432     21,172
  Voice & Data Communications............................     4,224       4,707       6,397      8,606
                                                            -------     -------    --------    -------
                                                             31,774      39,952      59,608     75,632
GROSS PROFIT
  Security Products & Services...........................     7,244       9,913      13,662     18,274
  Investigations & Intelligence..........................     7,422       8,486      13,850     15,976
  Voice & Data Communications............................       920       1,007       1,480      1,934
                                                            -------     -------    --------    -------
                                                             15,586      19,406      28,992     36,184
OPERATING EXPENSES
  Selling and marketing..................................     3,378       4,033       6,540      7,734
  General and administrative.............................     6,993       7,829      13,113     15,019
  Amortization of costs in excess of assets acquired.....       142         383         306        624
                                                            -------     -------    --------    -------
  Operating income.......................................     5,073       7,161       9,033     12,807
OTHER INCOME (EXPENSE):
  Interest expense.......................................    (1,255)     (1,102)     (2,115)    (2,369)
  Interest income........................................        51         284         161        364
  Other, net.............................................       334        (157)        (41)      (355)
                                                            -------     -------    --------    -------
  Income before minority interest, provision for income
     taxes, and extraordinary item.......................     4,203       6,186       7,038     10,447
Minority interest........................................       (71)         --         (74)        --
                                                            -------     -------    --------    -------
  Income before provision for income taxes and
     extraordinary item..................................     4,132       6,186       6,964     10,447
Provision for income taxes...............................     1,646       2,406       2,949      4,140
                                                            -------     -------    --------    -------
  Income before extraordinary item, net..................     2,486       3,780       4,015      6,307
Extraordinary item, net..................................      (194)         --        (194)        --
                                                            -------     -------    --------    -------
  Net income.............................................   $ 2,292     $ 3,780    $  3,821    $ 6,307
                                                            =======     =======    ========    =======
Basic earnings per share.................................   $  0.17     $  0.24    $   0.29    $  0.43
                                                            =======     =======    ========    =======
Basic weighted average shares outstanding................    13,198      15,651      13,060     14,632
                                                            =======     =======    ========    =======
Diluted earnings per share...............................   $  0.15     $  0.24    $   0.26    $  0.42
                                                            =======     =======    ========    =======
Diluted weighted average shares outstanding..............    13,942      16,052      13,830     15,015
                                                            =======     =======    ========    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE KROLL-O'GARA COMPANY

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                  FOR THE SIX MONTHS ENDED JUNE 30, 1998
                            ----------------------------------------------------------------------------------
                                                                                       ACCUMULATED
                                                              ADDITIONAL                  OTHER
                                     COMPREHENSIVE   COMMON    PAID-IN     RETAINED   COMPREHENSIVE
                            SHARES      INCOME       STOCK     CAPITAL     DEFICIT    INCOME (LOSS)    TOTAL
                            ------   -------------   ------   ----------   --------   -------------   --------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
BALANCE, December 31,
  1997....................  13,590                    $136     $ 50,590    $(22,387)      $(384)      $ 27,955
Issuance of stock in
  conjunction with the
  acquisition of
  businesses..............     308                       3        6,511          --          --          6,514
Public offering of common
  stock, net of issuance
  costs of approximately
  $1,325..................   3,200                      32       60,403          --          --         60,435
Issuance of stock bonus to
  certain employees.......       2                      --           48          --          --             48
Exercise of stock options,
  and related income tax
  benefit.................     177                       2        2,064          --          --          2,066
Comprehensive income:
     Net income...........              $6,307          --           --       6,307          --          6,307
                                        ------
     Other comprehensive
       income, net of tax:
       Foreign currency
          translation
          adjustments, net
          of $39 tax
          benefit.........      --         (98)         --           --          --          --             --
     Reclassification
       adjustment for gain
       on securities
       included in net
       income, net of $4
       tax expense........      --         (10)         --           --          --          --             --
                                        ------
     Other comprehensive
       income.............      --        (108)         --           --          --        (108)          (108)
                                        ------
Comprehensive income......              $6,199          --           --          --          --             --
                                        ======
                            ------                    ----     --------    --------       -----       --------
BALANCE, June 30, 1998....  17,277                    $173     $119,616    $(16,080)      $(492)      $103,217
                            ======                    ====     ========    ========       =====       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE KROLL O'GARA COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 SIX MONTHS ENDED
                                                                     JUNE 30,
                                                              ----------------------
                                                                1997         1998
                                                              ---------    ---------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income..............................................  $  3,821      $ 6,307
    Adjustments to reconcile net income to net cash provided
     by (used in) operating activities--
      Depreciation and amortization.........................     1,025          913
      Amortization of databases.............................       788        1,587
      Amortization of costs in excess of assets acquired....       306          624
      Bad debt expense......................................       637        1,056
      (Gain) loss on sale of marketable securities..........        --           (7)
      Share in net (income) loss of joint ventures..........        43           --
    Change in assets and liabilities, net of effects of
     acquisitions --
      Receivables...........................................    (5,318)      (4,578)
      Advances to shareholders..............................        --          353
      Affiliate receivables.................................        15          168
      Employee receivables..................................        20          (60)
      Unbilled revenues.....................................        43       (2,502)
      Costs in excess of billings on uncompleted
       contracts............................................     3,443       (7,724)
      Inventories...........................................    (2,290)        (700)
      Prepaid expenses and other assets.....................    (1,879)       1,793
      Accounts payable and income taxes currently payable...      (447)      (4,522)
      Affiliate payable.....................................        --         (744)
      Notes payable -- shareholders.........................        --          (27)
      Billings in excess of costs and estimated earnings on
       uncompleted contracts................................      (598)          41
      Customer deposits.....................................      (509)      (1,213)
      Deferred income taxes payable.........................        --         (108)
      Accrued liabilities...................................      (195)        (759)
      Long term liabilities.................................        71          328
                                                              --------      -------
         Net cash used in operating activities..............    (1,018)      (9,774)
                                                              --------      -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property, plant and equipment, net.........    (2,062)      (2,017)
    Additions to databases..................................    (1,081)      (1,719)
    Acquisitions, net of cash acquired......................    (7,606)      (4,454)
    Sale (purchase) of marketable securities................    (3,011)          30
    Other...................................................       (77)          --
                                                              --------      -------
         Net cash used in investing activities..............   (13,689)      (8,160)
                                                              --------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net borrowings (repayments) under revolving lines of
     credit.................................................    (9,936)      (1,096)
    Proceeds from long-term debt............................    34,875           --
    Payments of long-term debt..............................        --       (9,944)
    Purchase and retirement of common stock.................    (2,553)          --
    Repayment of shareholder notes..........................      (577)          --
    Net proceeds from public offering of common stock.......        --       60,435
    Proceeds from exercise of stock options including
     related tax benefits...................................        --        2,066
    Foreign currency translation............................      (465)         (34)
                                                              --------      -------
         Net cash provided by financing activities..........    21,344       51,427
                                                              --------      -------
NET INCREASE IN CASH AND EQUIVALENTS........................     6,637       33,493
Effects of foreign currency exchange rates on cash..........       (46)         (74)
                                                              --------      -------
CASH AND EQUIVALENTS, beginning of period...................     4,761        6,899
                                                              --------      -------
CASH AND EQUIVALENTS, end of period.........................  $ 11,398      $40,318
                                                              ========      =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Cash paid for interest..................................  $  1,675      $ 2,328
                                                              ========      =======
    Cash paid for taxes.....................................  $  2,065      $ 1,147
                                                              ========      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                            THE KROLL-O'GARA COMPANY

              NOTES TO CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

     The Kroll-O'Gara Company, an Ohio corporation, together with its subsidiaries (collectively the "Company"), is a leading global provider of a broad range of specialized products and services that are designed to provide solutions to a variety of security needs. The Company's Security Products and Services Group markets ballistic and blast protected vehicles to businesses, individuals and governments. It also offers security services such as training, risk and crisis management services, and site security systems. The Investigations and Intelligence Group offers business intelligence and investigation services to clients worldwide. The Voice and Data Security Group offers secure satellite communication equipment, satellite navigation systems and computer hardware and software security.

     In December 1997, a wholly owned subsidiary of The O'Gara Company ("O'Gara") was merged (the "Merger") into Kroll Holdings, Inc. ("Kroll"). At the time of the Merger, the Company's name was changed from The O'Gara Company to The Kroll-O'Gara Company.

     Effective upon the consummation of the Merger, each then issued and outstanding share of Kroll common stock (including those issued under the Kroll restricted stock plan) was converted into 62.52 shares of Common Stock of the Company or 6,098,561 shares of Company Common Stock in total. Outstanding employee stock options were converted at the same exchange factor into options to purchase 551,492 shares of Company Common Stock.

     The Merger constituted a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, all prior period consolidated financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Kroll as though it had always been a part of the Company.

     On May 5, 1998, the Company completed a public offering of 3,200,000 shares of its Common Stock at $20.50 per share (the "Offering"), resulting in net proceeds to the Company of $60.4 million. A portion of the net proceeds were used to pay off $14.8 million of indebtedness of the Company, with the balance invested in short-term instruments and available for potential acquisitions, working capital and other general corporate purposes. In addition to the shares sold by the Company, certain shareholders sold 1,860,000 shares of Common Stock in conjunction with the Offering. The Offering followed the Company's initial public offering, which was completed on November 15, 1996 and resulted in the issuance of 2,048,000 shares of Common Stock.

     The consolidated financial statements include the accounts of O'Gara and Kroll and all their majority-owned subsidiaries. All material intercompany accounts and transactions are eliminated. Investments in 20% to 50% owned entities are accounted for on the cost method. Affiliated entities are not included in the accompanying consolidated financial statements.

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the three and six month periods ended June 30, 1998, are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. The accompanying financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1997.

(2) REVENUE RECOGNITION

     Revenue related to contracts for security products (both government and commercial) results principally from long-term, fixed price contracts and is recognized using the percentage-of-completion method calculated

                            THE KROLL-O'GARA COMPANY
utilizing the cost-to-cost approach. The percent deemed to be complete is determined by comparing the costs incurred to date with estimated total costs for each contract. This method is used because management considers costs incurred to be the best available measure of progress on these contracts. However, adjustments to this measurement are made when management believes that costs incurred materially exceed effort expended. Contract costs include all direct material and labor costs, along with certain direct overhead costs related to contract production.

     Provisions for any estimated total contract losses on uncompleted contracts are recorded in the period in which it becomes known that such losses will occur. Changes in estimated total contract costs will result in revisions to contract revenue. These revisions are recognized when determined.

     Revenue from investigations, intelligence and security services is recognized as the services are performed. The Company records either billed or unbilled accounts receivable based on a case-by-case invoice determination.

     Revenue related to voice and data security equipment are recognized as equipment is shipped. Revenue and related direct costs of brokered satellite time are recorded when payments are received from customers.

(3) ACQUISITIONS

     The Company completed the following acquisitions during the first six months of 1998, both of which were accounted for as purchases. The allocation of purchase price was based on estimates and may be revised at a later date pending the completion of certain appraisals and other analyses.

     (a) On March 16, 1998, the Company acquired all of the shares of Corplex, Inc. ("Corplex"), a provider of investigative and executive protection services based in New York, New York. The purchase price consisted of 29,207 shares of Common Stock (valued at approximately $0.5 million or $17.98 per share). For accounting purposes, the acquisition was effective March 1, 1998, and the results of operations of Corplex are included in the consolidated results of the Company from that date forward. The former shareholder of Corplex, who was employed by Corplex prior to the acquisition, will continue in his formerly held capacity. Cost in excess of assets acquired is expected to be $0.4 million and will be amortized over 15 years.

     (b) On June 15, 1998 the Company completed the acquisition of Lindquist Avey MacDonald Baskerville Inc. ("Lindquist Avey"), a provider of forensic and investigative accounting services headquartered in Toronto, Canada. The purchase price for the acquisition was $10.7 million consisting of $4.7 million in cash and 278,340 shares of Company common stock (valued at approximately $6.0 million or $21.52 per share). For accounting purposes, the acquisition was effective June 1, 1998, and the results of operations of Lindquist Avey are included in the consolidated results of the Company from that date forward. Cost in excess of assets acquired is expected to be $10.7 million and will be amortized over 25 years.

                            THE KROLL-O'GARA COMPANY

     In connection with the acquisition of Corplex and Lindquist Avey, assets were acquired and liabilities were assumed as follows (dollars in thousands):

                                                              LINDQUIST
                                                                AVEY       CORPLEX
                                                              ---------    -------
Fair value of assets acquired including:
     Cash...................................................   $   257      $ 16
     Accounts receivable....................................        --        96
     Unbilled revenue.......................................       339        69
     Other current assets...................................       577        --
     Property, plant and equipment..........................       628         4
     Other non-current assets...............................       116        15
     Goodwill...............................................    10,716       384
                                                               -------      ----
                                                                12,633      $584
     Less: Cash paid for net assets.........................    (4,727)       --
     Fair value of debt issued..............................        --        --
     Fair value of stock issued.............................    (5,989)     (525)
                                                               -------      ----
                                                               $ 1,917      $ 59
                                                               =======      ====
Liabilities assumed including:
     Liabilities assumed and acquisition costs..............   $ 1,917      $ 46
     Debt...................................................        --        13
                                                               -------      ----
                                                               $ 1,917      $ 59
                                                               =======      ====

(4) EARNINGS PER SHARE

     In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS No. 128"). In accordance with SFAS No. 128, basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share are computed by dividing net income by the weighted average number of shares of common stock and equivalents outstanding during the year. Dilutive common stock equivalents represent shares issuable upon assumed exercise of stock options and upon assumed issuance of restricted stock. The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the three and six months ended June 30, 1997 and 1998 (in thousands except per share data):

                                                            THREE MONTHS ENDED JUNE 30, 1997
                                                          -------------------------------------
                                                                                          PER
                                                            INCOME         SHARES        SHARE
                                                          (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                          -----------   -------------    ------
Basic EPS...............................................    $2,292         13,198        $0.17
                                                                                         =====
Effect of dilutive securities:
     Options............................................        --            155
     Restricted stock...................................      (207)           589
                                                            ------         ------
Diluted EPS.............................................    $2,085         13,942        $0.15
                                                            ======         ======        =====

                            THE KROLL-O'GARA COMPANY

                                                            THREE MONTHS ENDED JUNE 30, 1998
                                                          -------------------------------------
                                                                                          PER
                                                            INCOME         SHARES        SHARE
                                                          (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                          -----------   -------------    ------
Basic EPS...............................................    $3,780         15,651        $0.24
                                                                                         =====
Effect of dilutive securities:
     Options............................................        --            401
                                                            ------         ------
Diluted EPS.............................................    $3,780         16,052        $0.24
                                                            ======         ======        =====

                                                             SIX MONTHS ENDED JUNE 30, 1997
                                                          -------------------------------------
                                                                                          PER
                                                            INCOME         SHARES        SHARE
                                                          (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                          -----------   -------------    ------
Basic EPS...............................................    $3,821         13,060        $0.29
                                                                                         =====
Effect of dilutive securities:
     Options............................................        --            177
     Restricted stock...................................      (227)           593
                                                            ------         ------
Diluted EPS.............................................    $3,594         13,830        $0.26
                                                            ======         ======        =====

                                                             SIX MONTHS ENDED JUNE 30, 1998
                                                          -------------------------------------
                                                                                          PER
                                                            INCOME         SHARES        SHARE
                                                          (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                          -----------   -------------    ------
Basic EPS...............................................    $6,307         14,632        $0.43
                                                                                         =====
Effect of dilutive securities:
     Options............................................        --            383
                                                            ------         ------
Diluted EPS.............................................    $6,307         15,015        $0.42
                                                            ======         ======        =====

     Diluted earnings per share calculations for the first and second quarter of fiscal 1997 cannot be added together to arrive at the diluted earnings per share amount for the six months ended June 30, 1997 due to the effects of rounding and the dilutive impact of the restricted stock on net income.

(5) NEW PRONOUNCEMENTS

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which established standards for reporting and displaying comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. The Company has chosen to disclose comprehensive income, which encompasses net income and foreign currency translation adjustments and unrealized holding gains of marketable securities, in the Consolidated Statement of Shareholder's Equity. Prior years have been restated to conform to the SFAS No. 130 requirements. The Accumulated Other Comprehensive Income balance of $(492) at June 30, 1998 consists entirely of foreign currency translation adjustments.

                            THE KROLL-O'GARA COMPANY

     Total comprehensive income for the six-month period ended June 30, 1997 is as follows (in thousands):

Net income..................................................  $3,821
                                                              ------
Other comprehensive income, net of tax:
     Foreign currency translation adjustments, net of $204
      tax benefit...........................................    (511)
                                                              ------
Other comprehensive income..................................    (511)
                                                              ------
          Comprehensive income..............................  $3,310
                                                              ======

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"), effective for fiscal years beginning after December 15, 1997. This statement requires disclosure for each segment into which a company is organized by the chief operating decision maker for the purposes of making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management disaggregates a company. The Company intends to adopt SFAS No. 131 during fiscal 1998. This statement, which requires expansion or modification to existing disclosures, will have no impact on the Company's reported financial position, results of operations or cash flows.

     In April 1998, the American Institute of Certified Public Accountants released Statement of Position (SOP) 98-5 "Reporting on the Cost of Start-Up Activities." The SOP requires costs of start-up activities, including preoperating costs, organization costs and other start-up costs, to be expensed as incurred. The Company's current practice is to capitalize these expenses and amortize them over periods ranging from one to five years. The Company is required to adopt the provisions of this statement no later than the first quarter of fiscal 1999. Included in the accompanying June 30, 1998 Consolidated Balance Sheet are approximately $0.7 million of preoperating, organization and start-up costs which would have been expensed had this statement already been implemented.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently has several forward contracts in place in association with demand notes from certain subsidiaries. These instruments qualify for hedge accounting. The Company has not yet quantified the impact of adopting SFAS No. 133 on its financial statements and has not determined the timing of or method of adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

(6) SUPPLEMENTAL CASH FLOW DISCLOSURE

     Cash and equivalents consist of all operating cash accounts and investments with an original maturity of three months or less. Marketable securities consist of available-for-sale commercial paper obligations which

                            THE KROLL-O'GARA COMPANY
mature in 1998. These securities are valued at current market value, which approximates cost. Non-cash activity for the six months ended June 30, 1998 and 1997 is as follows (dollars in thousands):

                                                               1997      1998
                                                              ------    ------
Fair value of stock issued in connection with acquisition of
  ITI.......................................................  $  800        --
Notes issued in connection with acquisition of ITI..........  $1,232        --
Fair value of stock issued in connection with acquisition of
  Next Destination..........................................  $1,851        --
Notes issued in connection with acquisition of Next
  Destination...............................................  $1,575        --
Fair value of stock issued in connection with acquisition of
  Labbe.....................................................  $3,431        --
Fair value of stock issued in connection with acquisition of
  Corplex...................................................      --    $  525
Fair value of stock issued in connection with acquisition of
  Lindquist Avey............................................      --    $5,989

(7) INVENTORIES

     Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) method and include the following (dollars in thousands):

                                                              DECEMBER 31,    JUNE 30,
                                                                  1997          1998
                                                              ------------    --------
                                                                    (UNAUDITED)
Raw materials...............................................    $ 9,441       $10,823
Vehicle costs and work-in-process...........................     10,012         9,330
                                                                -------       -------
                                                                $19,453       $20,153
                                                                =======       =======

(8) DERIVATIVE FINANCIAL INSTRUMENTS

     Financial instruments in the form of foreign currency exchange contracts are utilized by the Company to hedge its exposure to movements in foreign currency exchange rates. The Company does not hold or issue derivative financial instruments for trading purposes. Gains and losses on foreign exchange contracts are deferred and amortized as an adjustment to the cumulative foreign currency translation adjustment component of equity over the terms of the agreements in accordance with hedge accounting standards. The fair value of foreign currency exchange contracts is not recognized in the consolidated financial statements since they are accounted for as hedges.

     The Company has entered into five foreign currency exchange contracts to effectively hedge its exposure to certain foreign currency rate fluctuations on demand loans to subsidiaries which are denominated in the foreign currency. By virtue of these contracts, the Company has fixed the total dollar amount which it will receive under the aforementioned subsidiary loans through the maturity dates of the contracts regardless of the fluctuations in the exchange rate. The total notional amount of the contracts, which mature between September 1998 and July 2000, is $20.9 million. The Company's foreign currency translation adjustment component of accumulated other comprehensive income (loss) was increased by $0.1 million in the first half of 1998 as a result of these agreements.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Laboratory Specialists of America, Inc.:

     We have audited the accompanying consolidated balance sheets of Laboratory Specialists of America, Inc. (an Oklahoma corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laboratory Specialists of America, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Oklahoma City, Oklahoma,
  March 6, 1998

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997

                                                                 1996          1997
                                                              ----------    -----------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..............................  $  727,381    $ 2,863,639
     Accounts receivable, net of allowance of $597,499 in
      1996 and $568,237 in 1997.............................   1,696,744      2,262,990
     Income tax refund receivable...........................     312,664        190,498
     Inventories............................................      99,754        109,929
     Prepaid expenses and other.............................     146,859        115,219
     Deferred tax asset.....................................     211,078        160,709
                                                              ----------    -----------
          Total current assets..............................   3,194,480      5,702,984
                                                              ----------    -----------
PROPERTY, PLANT AND EQUIPMENT, net of accumulated
  depreciation of
       $900,948 in 1996 and $1,123,909 in 1997..............   1,592,599      2,376,885
                                                              ----------    -----------
OTHER ASSETS:
     Goodwill, net of accumulated amortization of $171,355
      in 1996 and $272,148 in 1997..........................   2,663,850      2,316,302
     Customer lists, net of accumulated amortization of
      $216,429 in 1996 and $518,105 in 1997.................   1,863,061      4,587,814
     Deferred costs.........................................      80,818         32,595
                                                              ----------    -----------
          Total other assets................................   4,607,729      6,936,711
                                                              ----------    -----------
          Total assets......................................  $9,394,808    $15,016,580
                                                              ==========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable.......................................  $  521,705    $   742,292
     Accrued payroll expenses...............................     300,103        411,364
     Accrued customer list installment payments.............          --        510,345
     Other accrued expenses.................................      57,310         78,491
     Short-term debt........................................     410,293             --
     Current portion of long-term debt......................     118,085        527,696
     Obligations related to discontinued operation..........     784,272        126,813
                                                              ----------    -----------
          Total current liabilities.........................   2,191,768      2,397,001
                                                              ----------    -----------
LONG-TERM DEBT, net of current portion......................   1,245,690      2,353,428
                                                              ----------    -----------
DEFERRED INCOME TAXES.......................................     307,100        359,848
COMMITMENTS AND CONTINGENCIES (Note 9)
STOCKHOLDERS' EQUITY:
     Common stock, $0.001 par value, 20,000,000 shares
      authorized, 3,313,405 shares issued and outstanding in
      1996 and 4,924,818 shares issued and outstanding in
      1997..................................................       3,313          4,925
     Paid in capital in excess of par.......................   5,366,027      8,291,365
     Retained earnings......................................     280,910      1,610,013
                                                              ----------    -----------
          Total stockholders' equity........................   5,650,250      9,906,303
                                                              ----------    -----------
          Total liabilities and stockholders' equity........  $9,394,808    $15,016,580
                                                              ==========    ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                           -------------------------------------
                                                              1995         1996         1997
                                                           ----------   ----------   -----------
REVENUES.................................................  $6,925,716   $8,726,799   $12,836,953
COST OF LABORATORY SERVICES..............................   3,246,470    3,816,114     5,828,665
                                                           ----------   ----------   -----------
  Gross profit...........................................   3,679,246    4,910,685     7,008,288
                                                           ----------   ----------   -----------
OPERATING EXPENSES:
  Selling................................................     561,470      601,945       654,284
  General and administrative.............................   2,157,410    2,442,602     3,230,117
  Depreciation and amortization..........................     232,535      504,123       690,268
  Asset impairment.......................................          --      124,531            --
                                                           ----------   ----------   -----------
          Total operating expenses.......................   2,951,415    3,673,201     4,574,669
                                                           ----------   ----------   -----------
OTHER (EXPENSE) INCOME:
  Interest expense.......................................     (29,651)     (67,185)     (230,433)
  Interest income........................................     126,939       41,208        78,035
  Other income...........................................     323,846        4,169         1,146
                                                           ----------   ----------   -----------
          Total other (expense) income...................     421,134      (21,808)     (151,252)
                                                           ----------   ----------   -----------
          Income from continuing operations before income
            taxes........................................   1,148,965    1,215,676     2,282,367
INCOME TAX EXPENSE.......................................     474,405      527,171       953,264
                                                           ----------   ----------   -----------
  Income from continuing operations......................     674,560      688,505     1,329,103
DISCONTINUED OPERATION:
  Loss from operations of discontinued clinical business,
     net of tax benefit of $257,904......................          --     (500,636)           --
  Loss on disposal of clinical business, net of tax
     benefit of $489,420.................................          --     (773,580)           --
                                                           ----------   ----------   -----------
     Net income (loss)...................................     674,560     (585,711)    1,329,103
DIVIDENDS ON PREFERRED STOCK.............................      13,344           --            --
                                                           ----------   ----------   -----------
  Net income (loss) available to common
     stockholders........................................  $  661,216   $ (585,711)  $ 1,329,103
                                                           ==========   ==========   ===========
BASIC EARNINGS PER COMMON SHARE:
  Weighted average number of common stock shares
     outstanding.........................................   3,298,405    3,309,594     3,693,146
                                                           ==========   ==========   ===========
  Continuing operations..................................  $     0.20   $     0.21   $      0.36
  Discontinued operation.................................          --        (0.39)           --
                                                           ----------   ----------   -----------
     Total...............................................  $     0.20   $    (0.18)  $      0.36
                                                           ==========   ==========   ===========
DILUTED EARNINGS PER COMMON SHARE:
  Weighted average number of common stock shares and
     common stock equivalents outstanding................   3,843,391    3,954,787     4,325,618
                                                           ==========   ==========   ===========
  Continuing operations..................................  $     0.17   $     0.17   $      0.31
  Discontinued operation.................................          --        (0.32)           --
                                                           ----------   ----------   -----------
     Total...............................................  $     0.17   $    (0.15)  $      0.31
                                                           ==========   ==========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1995          1996          1997
                                                         ----------    ----------    ----------
Preferred stock, $0.001 par value, $1 stated value:
  Balance, beginning of period.........................  $  300,000    $       --    $       --
  Redemption of stock (Note 5).........................    (300,000)           --            --
                                                         ----------    ----------    ----------
     Balance, end of period............................          --            --            --
                                                         ----------    ----------    ----------
Common stock, $0.001 par value:
  Balance, beginning of period.........................       3,298         3,298         3,313
  Exercise of common stock warrants
     (Note 11).........................................          --            --         1,501
  Issuance of stock in connection with the settlement
     of a note payable (Note 7)........................          --            --           103
  Other issuance of stock..............................          --            15             8
                                                         ----------    ----------    ----------
     Balance, end of period............................       3,298         3,313         4,925
                                                         ----------    ----------    ----------
Paid in capital in excess of par:
  Balance, beginning of period.........................   5,341,667     5,341,667     5,366,027
  Exercise of common stock warrants
     (Note 11).........................................          --            --     2,677,950
  Issuance of stock in connection with the settlement
     of a note payable (Note 7)........................          --            --       232,396
  Other issuance of stock..............................          --        24,360        14,992
                                                         ----------    ----------    ----------
     Balance, end of period............................   5,341,667     5,366,027     8,291,365
                                                         ----------    ----------    ----------
Retained earnings:
  Balance, beginning of period.........................     205,405       866,621       280,910
  Net income (loss)....................................     674,560      (585,711)    1,329,103
  Preferred stock dividends............................     (13,344)           --            --
                                                         ----------    ----------    ----------
     Balance, end of period............................     866,621       280,910     1,610,013
                                                         ----------    ----------    ----------
          Total stockholders' equity...................  $6,211,586    $5,650,250    $9,906,303
                                                         ==========    ==========    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                FOR THE YEARS ENDED DECEMBER 31,
                                                             ---------------------------------------
                                                                1995          1996          1997
                                                             ----------    ----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)........................................  $  674,560    $ (585,711)   $ 1,329,103
     Adjustments to reconcile net income (loss) to net cash
       provided by operating activities --
          Depreciation and amortization....................     232,535       550,933        690,268
          Provision for bad debts and other................      84,246       446,087         40,000
          Gain on sales of assets..........................          --       (50,000)            --
          Deferred income taxes............................     (18,694)     (744,936)       103,117
          Asset impairment.................................          --       174,531             --
          Disposal of clinical business....................          --     1,263,000             --
          Impact of changes in assets and liabilities --
            Accounts receivable............................    (222,300)     (411,079)      (606,246)
            Income tax refund receivable...................       8,600       (54,939)       275,139
            Inventories....................................      (3,745)       43,582        (10,175)
            Prepaid expenses and other.....................     (13,045)       64,182         17,342
            Accounts payable and accrued expenses..........      (7,682)     (222,849)      (183,742)
                                                             ----------    ----------    -----------
               Net cash provided by operating activities...     734,475       472,801      1,654,806
                                                             ----------    ----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures..................................    (211,886)     (127,915)    (1,038,561)
     Proceeds from sales of assets.........................          --        50,000             --
     Purchase of PLL customer list.........................          --            --     (2,406,593)
     Purchase of Accu-Path customer list...................          --            --       (101,018)
     Purchase of NPLI stock, net of cash acquired..........          --    (1,022,597)            --
     Acquisition costs.....................................    (101,826)     (301,816)       (98,569)
                                                             ----------    ----------    -----------
               Net cash used in investing activities.......    (313,712)   (1,402,328)    (3,644,741)
                                                             ----------    ----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Dividends paid........................................     (24,748)           --             --
     Redemption of preferred stock.........................    (300,000)           --             --
     Warrant offering costs................................     (38,821)           --             --
     Net proceeds from exercise of warrants and stock
       options.............................................          --            --      2,733,272
     Payments on short-term debt...........................          --      (598,515)       (91,833)
     Payments on long-term debt............................     (90,585)     (155,628)      (902,651)
     Proceeds from long-term borrowings, net of loan
       origination fees....................................          --            --      2,387,405
                                                             ----------    ----------    -----------
               Net cash provided by (used in) financing
                 activities................................    (454,154)     (754,143)     4,126,193
                                                             ----------    ----------    -----------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS..............................................     (33,391)   (1,683,670)     2,136,258
CASH AND CASH EQUIVALENTS, beginning of period.............   2,444,442     2,411,051        727,381
                                                             ----------    ----------    -----------
CASH AND CASH EQUIVALENTS, end of period...................  $2,411,051    $  727,381    $ 2,863,639
                                                             ==========    ==========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period for interest..............  $   29,651    $  112,698    $   218,298
                                                             ==========    ==========    ===========
     Cash paid during the period for income taxes..........  $  480,405    $  631,564    $   823,000
                                                             ==========    ==========    ===========

  The accompanying notes are an integral part of these consolidated financial statements.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1997

1. GENERAL:

     Laboratory Specialists of America, Inc. (the "Company" or "LSAI"), an Oklahoma corporation, was organized in March 1994. Effective July 8, 1994, and January 2, 1996, respectively, LSAI acquired all of the capital stock of Laboratory Specialists, Inc. ("LSI"), a Louisiana corporation, and National Psychopharmacology Laboratory, Inc. ("NPLI"), a Tennessee corporation, and LSI and NPLI became wholly owned subsidiaries of the Company.

     Through LSI, the Company operates an independent forensic drug testing laboratory providing integrated drug testing services to corporations and governmental bodies, by negotiated contract, for detection of illegal drug use by employees and prospective employees. The Company's customers are primarily in the construction, transportation, service, mining and manufacturing industries, principally located in the southeast and southwest United States. See Note 3 for a discussion of NPLI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Principles of Consolidation

     The consolidated financial statements include the accounts of all subsidiary companies. All material intercompany transactions have been eliminated.

  Earnings Per Common Share

     The Company adopted the disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," during 1997 and restated all previously presented amounts in conformity with SFAS No. 128. Basic earnings per common share includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common stock shares outstanding for the period. Diluted earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common stock shares and common stock equivalents outstanding which includes the dilutive impact of a convertible note payable and outstanding warrants and options using the treasury stock method.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

     The following table summarizes the calculation of basic earnings per common share and diluted earnings per common share:

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                --------------------------------------------------------------------
                                        1995                   1996                    1997
                                --------------------   --------------------   ----------------------
                                 INCOME     SHARES      INCOME     SHARES       INCOME      SHARES
                                (NUMER-    (DENOMI-    (NUMER-    (DENOMI-     (NUMER-     (DENOMI-
                                 ATOR)      NATOR)      ATOR)      NATOR)       ATOR)       NATOR)
                                --------   ---------   --------   ---------   ----------   ---------
Income from continuing
  operations..................  $674,560               $688,505               $1,329,103
Less -- Preferred stock
  dividends...................    13,344                     --                       --
                                --------   ---------   --------   ---------   ----------   ---------
Basic Earnings Per Common
  Share
Income from continuing
  operations available to
  common stockholders.........   661,216   3,298,405    688,505   3,309,594    1,329,103   3,693,146
Per Common Share Amount.......                 $0.20                  $0.21                    $0.36
                                               -----                  -----                    -----
                                               -----                  -----                    -----
Diluted Earnings Per Common
  Share Effect of dilutive
  securities:
Convertible note payable......        --          --         --     154,303           --      67,662
Warrants......................        --     541,809         --     484,286           --     460,226
Options.......................        --       3,177         --       6,604           --     104,584
                                --------   ---------   --------   ---------   ----------   ---------
Income from continuing
  operations available to
  common stockholders plus
  assumed
  conversions.................  $661,216   3,843,391   $688,505   3,954,787   $1,329,103   4,325,618
                                ========   =========   ========   =========   ==========   =========
Per Common Share Amount.......                 $0.17                  $0.17                    $0.31
                                               -----                  -----                    -----
                                               -----                  -----                    -----

     During 1997, 66,000 warrants to purchase two shares of common stock at $7.20 per warrant were outstanding but were not included in the computation of diluted earnings per common share because the warrants' exercise price was greater than the average market price of the common shares. Of these warrants, 30,000 were exercised to purchase 60,000 shares of common stock in November 1997, and the common shares issued are included as outstanding for the period from exercise through December 31, 1997, in both the basic earnings per common share and diluted earnings per common share calculations. The remaining 36,000 warrants, which expire on October 10, 1999, were outstanding at the end of 1997 (see Note 11).

  Cash and Cash Equivalents

     Cash equivalents consist of all highly liquid debt instruments with an initial maturity of three months or less at the date of purchase. The Company invests excess cash overnight in repurchase agreements, which are government collateralized securities. The carrying amount of cash and cash equivalents approximates fair value of those instruments due to their short maturity.

  Inventories

     Inventories consist of supplies of laboratory chemicals and specimen collection materials. Inventories are valued at the lower of cost or market, using the first-in, first-out method.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

  Property, Plant and Equipment

     Property, plant and equipment are recorded at cost, and are depreciated over the estimated useful lives of the assets using the straight-line method as follows:

                                                          ESTIMATED
                                                         USEFUL LIVES      1996          1997
                                                         ------------   ----------    -----------
Land...................................................           N/A   $   29,353    $   169,353
Building and improvements..............................  7 - 40 Years      867,110      1,457,097
Equipment..............................................  5 - 12 Years    1,492,633      1,765,377
Vehicles...............................................       5 Years       32,419         32,419
Furniture and fixtures.................................  5 - 10 Years       72,032         76,548
                                                                        ----------    -----------
                                                                         2,493,547      3,500,794
Less- Accumulated depreciation and amortization........                   (900,948)    (1,123,909)
                                                                        ----------    -----------
                                                                        $1,592,599    $ 2,376,885
                                                                        ==========    ===========

  Impairment of Long-Lived Assets

     Effective January 1, 1996, the Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This standard requires that long-lived assets, certain identifiable intangibles and goodwill related to those assets be reviewed for impairment by asset group for which the lowest level of independent cash flows can be identified. The adoption of SFAS No. 121 in 1996 resulted in no adjustment to the consolidated financial statements of the Company. However, during the fourth quarter of 1996, the Company made a decision to hold for sale a former laboratory building, which resulted in an impairment of approximately $111,000 being recorded, which reduced the net book value of the building to $225,000. The impairment is included in "Asset Impairment" in the accompanying consolidated income statement.

  Goodwill and Customer Lists

     Goodwill is amortized on a straight-line basis over 20 or 40 years and the customer lists are amortized on a straight-line basis over fifteen years. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill or the customer lists may warrant revision or that the remaining unamortized balance of goodwill or the customer lists may not be recoverable. When factors, such as operating losses, loss of customers, loss or suspension of laboratory certification for an extended period, or changes in the drug testing industry, if present, indicate that goodwill or the customer lists should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted net cash flows over the remaining life of the goodwill or the customer lists in measuring whether they are recoverable. Although management believes that goodwill and the customer lists are currently recoverable over the respective remaining amortization periods, it is possible, due to a change in circumstances, that the carrying value could become impaired in the future. Such impairment could have a material effect on the results of operations in a particular reporting period.

  Deferred Costs

     At December 31, 1997, deferred costs of $32,595 related to loan origination fees for two notes payable to a bank which were issued during 1997. These costs are being amortized over the related lives of the associated notes payable. Deferred costs at December 31, 1996, included $38,821 of legal and accounting expenses incurred in connection with the registration of the Company's outstanding warrants (see Note 11), $33,523 related to

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES construction in progress, and $8,474 other. In 1997, the deferred registration costs were recorded as a reduction of the proceeds from the exercise of the warrants. Also in 1997, the Company transferred the construction in progress to property, plant and equipment and began depreciating the costs when the related building was placed in use.

  Employee Stock Option Plan

     The Company accounts for its employee stock option plan using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (see Note 10).

  Income Taxes

     Deferred income taxes are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates as additional information becomes known.

3. BUSINESS ACQUISITIONS:

  National Psychopharmacology Laboratory, Inc.

     On January 2, 1996, the Company acquired all of the issued and outstanding capital stock (the "NPLI Stock") of NPLI, and purchased goodwill (the "NPLI Goodwill"), pursuant to a Stock Purchase Agreement dated January 1, 1996 (the "NPLI Purchase Agreement"), and NPLI became a wholly owned subsidiary of the Company (the "NPLI Acquisition"). NPLI was engaged in forensic drug testing (urine drug screening with chain of custody) and clinical testing and analysis.

     Pursuant to the Purchase Agreement and in connection with the NPLI Acquisition, the Company (i) agreed to pay $1,585,000 for the NPLI Stock of which $1,075,000 was paid at closing to the shareholders of NPLI (the "NPLI Shareholders"), and two unsecured promissory notes, with an aggregate adjusted face value of $510,000, were issued and delivered to the NPLI Shareholders, (ii) agreed to pay $140,000 for the NPLI Goodwill payable in 24 monthly installments commencing on February 1, 1996, (iii) assumed net liabilities of NPLI of approximately $875,000, and (iv) incurred deferred income taxes of approximately $800,000 as a result of NPLI's tax basis being significantly less than the purchase price of the NPLI Stock. All of the above resulted in a total purchase price of approximately $3,400,000, substantially all of which was recorded as intangible assets.

     The forensic portion of NPLI's business was merged into LSI's operation effective February 1996. The Company intended to sell the clinical business during 1996, but after negotiations with three potential buyers failed, the Company shut down the clinical operations effective in the fourth quarter of 1996. The revenues related to the discontinued clinical operation for the year ended December 31, 1996, were approximately $3,413,000. The related operating loss and shut down expenses of the clinical business are included in the accompanying consolidated income statement as "Discontinued Operation" and "Disposition of Discontinued Operation," respectively. Assuming the acquisition had occurred at the beginning of 1995, the unaudited

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES consolidated pro forma results of operations (excluding the clinical business) for the year ended December 31, 1995, are as follows (in thousands of dollars, except per-share amounts):

                                                              (UNAUDITED)
                                                              -----------
Revenues....................................................    $8,626
Net income from continuing operations.......................    $  851
Basic earnings per common share from continuing
  operations................................................    $ 0.26
Diluted Earnings per common share from continuing
  operations................................................    $ 0.22

  Pathology Laboratories, Ltd.

     On January 31, 1997, the Company acquired from Pathology Laboratories, Ltd. ("PLL") certain intangible assets pursuant to an Asset Purchase Agreement dated January 31, 1997. PLL is a privately held corporation. The assets purchased included the forensic drug testing customer list of PLL and all contracts, contract rights and agreements, correspondence with the customers for which PLL has provided forensic drug testing services, and all assets owned by PLL used in connection with the PLL office in Greenville, South Carolina. Pursuant to the Purchase Agreement, the Company (i) paid $1,600,000 at closing and (ii) assumed the obligations of PLL under a certain lease, dated September 16, 1996, which requires monthly base rental payments of $2,083 and which expires on September 16, 1999. Furthermore, the Company agreed to make four additional quarterly installment payments to PLL within 60 days following the end of each three-month period during the twelve months ending January 31, 1998. These quarterly payments are based on ninety percent of gross revenues directly attributable to each customer comprising the customer base of PLL for the year ending January 31, 1998, exceeding $1,600,000. Excluding the obligations assumed under the lease, the Company has estimated the total purchase price will be $2,560,000, which was allocated entirely to the customer list to be amortized over 15 years. In the accompanying consolidated balance sheet at December 31, 1997, the Company has $250,345 accrued for the remainder of the estimated purchase price as "accrued customer list installment payments." The initial purchase price of $1,600,000 was financed with additional long-term bank indebtedness. The Company consolidated the drug testing services with LSI's laboratory in March 1997.

     Assuming the acquisition had occurred at the beginning of 1996, the unaudited consolidated pro forma results of operations for the year ended December 31, 1996, are as follows (in thousands of dollars, except per-share amounts):

                                                              (UNAUDITED)
                                                              -----------
Revenues....................................................    $11,287
Net income from continuing operations.......................    $ 1,093
Basic earnings per common share from continuing
  operations................................................    $  0.33
Diluted earnings per common share from continuing
  operations................................................    $  0.28

  Accu-Path Medical Laboratories, Inc.

     On December 1, 1997, the Company acquired from Accu-Path Medical Laboratories, Inc. ("Accu-Path") certain intangible assets pursuant to an Asset Purchase Agreement dated December 1, 1997. Accu-Path is a privately held corporation. The assets purchased included the forensic drug testing customer list of Accu-Path, all contracts and contract rights for the providing of drug testing services, and certain of the assets owned by Accu-Path used in connection with the Accu-Path office in Ruston, Louisiana. The purchase price for these assets was established as 180% of the collected and collectible forensic drug testing customer list revenues during the period from June 1998 through November 1998. The Company paid $100,000 at closing and will pay within 30 days following the end of each three-month period after closing, 50% of the forensic testing revenue for each of the first three quarters. The remaining purchase price balance will be paid through four quarterly installment

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES payments with the first of such payments due 30 days following the end of the first twelve-month anniversary date of the acquisition. The Company has estimated the total purchase price will be $360,000, which was allocated entirely to the customer list to be amortized over 15 years. In the accompanying consolidated balance sheet at December 31, 1997, the Company has $260,000 accrued for the remainder of the estimated purchase price as "accrued customer list installment payments." The Company consolidated the drug testing services with LSI's laboratory in December 1997. Had the acquisition occurred at the beginning of 1997, the Company's results of operations for the year ended December 31, 1997, would not have been materially different from those presented in the accompanying consolidated statement of income.

4. OTHER INCOME:

     Other income, as reflected in the consolidated statement of income for the year ended December 31, 1995, includes proceeds of $320,000 received from the settlement of litigation brought by LSI.

5. TRANSACTIONS WITH RELATED PARTIES:

     During the years 1995, 1996 and 1997, the Company incurred approximately $130,000, $30,000 and $170,000, respectively, for legal services rendered by a director of the Company who also serves as legal counsel for the Company. Management believes that the amounts incurred approximate those which would have been paid to unrelated parties for the same services.

     In 1994, LSI issued a note payable in the amount of $353,123 to MBf USA, Inc. ("MBf") in connection with LSI's President and former owner, Arthur R. Peterson, Jr.'s acquisition of LSI's common stock. Peterson later exchanged all of the outstanding common stock of LSI for 1,000,000 shares of common stock and 300,000 shares of Series I Cumulative Redeemable Convertible Preferred Stock (the "Series I Preferred Stock") of LSAI. The Series I Preferred Stock was entitled to annual cumulative dividends based upon the national prime rate which initially was 6.75% subject to a maximum 2% rate increase or decrease adjustment. LSAI redeemed the Series I Preferred Stock in July 1995 at $1.00 per share totaling $300,000.

6. LINE OF CREDIT:

     In December 1995, LSI entered into a $1 million line of credit arrangement, which matured in December 1996. The line of credit was renewed for $250,000 in January 1997, maturing in January 1998, with an interest rate equal to the Citibank N.A. rate, which was 8.25% at the date of renewal. LSAI is a guarantor of any balances outstanding under the line of credit, which is collateralized by LSI's accounts receivable, intangibles, inventories, equipment, and furniture and fixtures. No borrowings were made against the line of credit during 1997, and no balance was outstanding as of December 31, 1997.

7. DEBT:

     Short-term debt at December 31, 1996, consisted of notes payable to the former shareholders of NPLI with a recorded amount of $334,460, representing the discounted value of approximately 153,282 shares reserved for issuance pursuant to the NPLI Purchase Agreement. The Company did not issue and deliver these shares to the former shareholders during 1996, based upon certain representations made by the NPLI Shareholders which the Company believed to have been misleading and false at the closing of the NPLI Acquisition. In August 1997, 103,333 shares of stock were issued to the NPLI shareholders to settle the note payable. The issuance of these shares of common stock has been excluded from the accompanying consolidated statement of cash flows as it is a non-cash transaction. The remaining short-term debt at December 31, 1996, of $75,833 related to the note payable for NPLI Goodwill (see Note 3), was paid in 1997.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

     Long-term debt consists of the following at December 31, 1996 and 1997:

                                                                 1996          1997
                                                              ----------    ----------
Note payable to MBf, due February 1999, interest rate 7%,
  collateralized by substantially all of the assets of LSI
  (see Note 5)..............................................  $  353,123    $  353,123
Note payable for purchase of laboratory building............     450,000            --
Capital lease agreement with Boehringer-Mannheim
  Corporation...............................................     560,652       442,567
Note payable to a bank bearing interest at 8.65%, with
  principal and interest payable monthly through June 2002
  and the balance of principal and interest due in a balloon payment in July 2002, collateralized by substantially all
  of the assets of LSI......................................          --       697,101
Term loan with a bank bearing interest at the prime rate
  plus 0.5% (9.0% at December 31, 1997), with principal and
  interest payable monthly through January 2002,
  collateralized by substantially all of the assets of
  LSI.......................................................          --     1,388,333
                                                              ----------    ----------
          Total long-term debt..............................   1,363,775     2,881,124
          Less-Current portion..............................    (118,085)     (527,696)
                                                              ----------    ----------
                                                              $1,245,690    $2,353,428
                                                              ==========    ==========

     In late 1996, the Company purchased a building to be renovated for its new laboratory. The purchase was financed by a note payable to the seller due in June 1997, with no stated interest rate. This was a noncash transaction and was excluded from the accompanying 1996 consolidated statement of cash flows. In 1996, this note payable to the seller was classified as long-term based on a written commitment from a bank to refinance the purchase and construction costs up to the lesser of 80% of appraised value or cost, not to exceed $720,000. Upon maturity in 1997, the note was refinanced through a note payable to a bank.

     During February 1996, LSI entered into an agreement with Boehringer-Mannheim Corporation through February 2001, to purchase equipment and certain lab supplies at a fixed price, per drug screen performed. The agreement resulted in the Company recording approximately $650,000 in additional equipment, with an equal amount recorded as a capital lease obligation payable over five years. The amortization of the capital lease assets is included in depreciation expense in the accompanying consolidated statements of income. The total monthly payment through November 1996 was $46,740. The agreement was amended during December 1996, due to increased drug testing volumes and the new monthly payment became $59,750, with $13,223 allocated to the principal and interest of the capital lease obligation, and the remaining cost allocated to the cost of laboratory supplies. In July 1997, due to further increases in drug testing volumes, the original lease term was extended from five years to six years and additional equipment was added. The total monthly payment and capital lease obligation did not change as a result of this amendment, and the portion of the monthly payment which is allocated to the principal and interest of the capital lease obligation during the first five years of the agreement

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES will be treated as equipment rental expense during the sixth year. The future minimum lease payments related to this obligation are as follows:

                                                              CAPITAL     OPERATING
                                                              --------    ----------
1998........................................................  $158,670    $  558,330
1999........................................................   158,670       558,330
2000........................................................   158,670       558,330
2001........................................................    26,446       690,555
2002........................................................        --       119,500
                                                              --------    ----------
                                                               502,456     2,485,045
Less -- Interest on capital lease obligation................    59,889            --
                                                              --------    ----------
          Total future minimum lease payments...............  $442,567    $2,485,045
                                                              ========    ==========

8. INCOME TAXES:

     Prior to 1995, the Company had no material differences between the tax bases of assets and liabilities and their reported amounts in the financial statements, except for certain goodwill which is not deductible for tax purposes, and treated as a permanent difference.

     The 1995, 1996 and 1997 provision (benefit) for income taxes on income from continuing operations is summarized below:

                                                                1995       1996        1997
                                                              --------   --------    --------
U.S. Federal--
  Current...................................................  $390,008   $581,467    $690,916
  Deferred..................................................    (8,735)  (166,115)     57,829
                                                              --------   --------    --------
                                                               381,273    415,352     748,745
State.......................................................    93,132    111,819     204,519
                                                              --------   --------    --------
          Total.............................................  $474,405   $527,171    $953,264
                                                              ========   ========    ========

     The results of the discontinued operation for the year ended December 31, 1996, include a tax benefit of $747,324.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

     Deferred tax liabilities (assets) at December 31, 1996 and 1997, are composed of the following:

                                                                1996         1997
                                                              ---------    ---------
Net current deferred tax asset:
     Allowance for doubtful accounts........................  $(134,273)   $(133,660)
     Accrued liabilities....................................   (105,180)     (58,564)
     Deferred taxable revenue, short-term...................     28,375        4,848
     Customer list, net of amortization, short-term.........         --       26,667
                                                              ---------    ---------
                                                               (211,078)    (160,709)
                                                              ---------    ---------
Net non-current deferred tax liability:
     Accelerated depreciation...............................    (69,748)      42,515
     Customer list, net of amortization, long-term..........    372,000      317,333
     Deferred taxable revenue, long-term....................      4,848           --
                                                              ---------    ---------
                                                                307,100      359,848
                                                              ---------    ---------
          Total deferred taxes..............................  $  96,022    $ 199,139
                                                              =========    =========

     In the following table, the U.S. Federal income tax rate is reconciled to the Company's 1995, 1996 and 1997 effective tax rates from continuing operations for income as reflected in the consolidated statements of income.

                                                              1995    1996    1997
                                                              ----    ----    ----
U.S. statutory rate.........................................  34.0%   34.0%   34.0%
Increases resulting from --
     State income taxes.....................................  5.4     6.1      6.1
     Goodwill amortization..................................  1.2     2.9      1.5
     Other..................................................  0.7     0.4      0.2
                                                              ----    ----    ----
                                                              41.3%   43.4%   41.8%
                                                              ====    ====    ====

9. COMMITMENTS AND CONTINGENCIES:

  Contingent Liabilities

     Incidental to its business, the Company from time to time is sued by individuals who have tested positive for drugs of abuse, generally arising from LSI's alleged failure to properly administer drug urinalysis tests. LSI is currently a defendant in several such lawsuits. Based upon prior successful defense of similar-type lawsuits, the Company believes it has valid defenses to each of such lawsuits, and intends to vigorously defend itself in such actions. Although LSI maintains insurance to protect itself against such liability, and LSI's insurance carriers have assumed the defense of LSI in connection with certain actions, the extent of such insurance coverage is limited, both in terms of types of risks covered by the policies and the amount of coverage. In the opinion of the Company's management and its legal counsel, these suits and claims should not result in judgments or settlements which would have a material adverse effect on the Company's results of operations or financial position. Although LSI has not experienced any material liability related to such claims, there can be no assurance that LSI, and possibly the Company, will not at some time in the future experience significant liability in connection with such claims and such liability may exceed the extent of such insurance coverage, both in terms of risks covered by the policies and the amount of coverage, which could have a material effect on the results of operations and financial condition of the Company.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

  Certification

     The Company's laboratory is certified by the Substance Abuse and Mental Health Services Administration ("SAMHSA"), the successor to the National Institute on Drug Abuse, as well as certain state and local jurisdictions. Certification by SAMHSA is essential to the Company's business, as certain clients are required to use certified laboratories, and many of its clients look to certification as an indication of reliability and accuracy of tests. In order to remain certified, the Company is subject to frequent inspections and proficiency tests. Failure to meet any of the numerous certification requirements could result in suspension or loss of certification. Such suspension or loss of certification could have a material adverse effect on the Company.

  Employment Agreements

     LSAI has written employment agreements with its President and its Chief Executive Officer which provide, among other things, the following: (i) a term of four years from April 16, 1996, which automatically extends one additional year after each year of service; (ii) a base salary of $112,500 each; (iii) bonuses at the discretion of the Board of Directors not to exceed 10 percent of the net income of the Company; (iv) eligibility for stock options under LSAI's stock option plans (see Note 10); and (v) health and disability insurance benefits and life insurance of $500,000. Subsequent to December 31, 1997, these agreements were verbally amended to increase the base salary to $114,750 each. The agreements also restrict the right to participate in other activities outside of LSAI to the extent such activities conflict with the ability to perform duties and that would violate duty and loyalty to LSAI.

     LSI has a written employment agreement with its President which provides, among other things, the following: (i) a term of four years from April 16, 1996, which automatically extends one additional year after each year of service; (ii) a base salary of $125,000, (iii) a bonus equal to 10 percent of the pre-tax income of LSAI, not to exceed $50,000; (iv) eligibility for stock options under LSAI's stock option plans (see Note 10); and (v) health and disability insurance benefits and life insurance of $1,000,000. Subsequent to December 31, 1997, this agreement was verbally amended to increase the base salary to $127,500. The agreement requires the President to devote his full time and attention to the business of LSI.

     LSI has verbal employment agreements with five key employees which provide, among other things, the following: (i) bonuses equal to one percent of the pre-tax income of LSI or equal to one percent of the net income of LSAI; (ii) other bonuses at the discretion of the Board of Directors; (iii) eligibility for stock options under LSAI's stock option plans (see Note 10); and (iv) eligibility for health, disability and life insurance benefits on the same terms as other employees. Additionally, LSI has a written employment severance agreement with one of these employees providing for salary continuation for a period of twelve months upon termination for any reason other than cause. The agreements require the five key employees to devote their full time and attention to the business of LSI.

  Judicial Decisions and Government Policy

     Employee drug testing by federal agencies and certain private employers is subject to regulation by certain federal agencies. Legislation currently exists in a number of states regulating the circumstances under which employers may test employees and the procedures under which such tests must be conducted. In addition, the circumstances under which drug testing can legally be required by employers is subject to court precedent and judicial review.

  Hazardous Materials

     Certain testing procedures employed by the Company require the use of hazardous materials. Failure to comply with current or future federal, state or local environmental laws or regulations could have a material adverse effect on the Company.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

10. STOCK OPTION PLANS:

     LSAI established the 1994 Stock Option Plan (the "1994 Plan") on May 10, 1994. On October 30, 1996, the 1994 Plan was amended, and the total number of shares of common stock authorized and reserved for issuance was increased from 225,000 to 425,000. The 1994 Plan provides for the issuance of both incentive stock options ("ISO Options") and nonqualified stock options with or without stock appreciation rights ("SARs") to directors, executive officers, key employees and independent contractors and consultants of the Company and its subsidiaries. ISO Options may be granted only to employees of the Company and its subsidiaries.

     On October 1, 1997, LSAI established the 1997 Non-Qualified Stock Option Plan (the "1997 Plan"), with 400,000 shares of common stock authorized to be granted. The 1997 Plan provides for the issuance of non-qualified stock options, with stock appreciation rights attached, to directors, executive officers, key employees and independent contractors and consultants of the Company and its subsidiaries.

     The Board of Directors interprets both Plans and establishes certain committees to administer the Plans. These committees or the Board of Directors have authority to grant options to all eligible employees and determine the types of options granted, with or without SARs, the terms, restrictions and conditions of the options at the time of grant, and whether SARs, if granted, are exercisable at the time of the exercise of the option to which the SAR is attached. Under both Plans, the option price of the common stock is determined by the Board of Directors or the various committees. The price may not be less than 85% of the fair market value of the shares on the date of the grant of the option, with the exception of ISO options, which may not be less than the fair market value of the shares on the date of grant. The Company's stock options are fixed-price options generally granted at the fair market value of the underlying common stock on the date of grant. Generally, the options vest and become exercisable six months from the grant date and expire five to ten years after the grant date.

     The following table shows the activity for options issued under the Plans as well as other options issued:

                                                  1994 PLAN AND
                                               OTHER OPTIONS ISSUED               1997 PLAN
                                            --------------------------    -------------------------
                                                           WEIGHTED                     WEIGHTED
                                                           AVERAGE                      AVERAGE
                                                        EXERCISE PRICE               EXERCISE PRICE
                                            OPTIONS       PER OPTION      OPTIONS      PER OPTION
                                            --------    --------------    -------    --------------
Balance outstanding December 31, 1994.....        --           --              --           --
     Options granted......................   125,000         3.00              --           --
                                            --------                      -------
Balance outstanding December 31, 1995.....   125,000         3.00              --           --
     Options granted......................   185,000         2.75              --           --
                                            --------                      -------
Balance outstanding December 31, 1996.....   310,000         2.85              --           --
     Options cancelled....................  (250,000)        2.82              --           --
     Options granted......................   250,000         2.00         340,000         3.18
     Options exercised....................    (7,500)        2.00              --           --
                                            --------                      -------
Balance outstanding December 31, 1997.....   302,500         2.20         340,000         3.18
                                            ========                      =======
     Options exercisable--
       December 31, 1995..................    10,000         3.00              --           --
       December 31, 1996..................   125,000         3.00              --           --
       December 31, 1997..................   302,500         2.20              --           --

     Following is the range of exercise prices, the weighted-average remaining life of all stock options outstanding at December 31, 1997, and the weighted-average price within each price range of those options outstanding and those options exercisable at December 31, 1997.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                                                          OPTIONS EXERCISABLE AT
       OPTIONS OUTSTANDING AT DECEMBER 31, 1997             DECEMBER 31, 1997
------------------------------------------------------   ------------------------
                          WEIGHTED-
                           AVERAGE        WEIGHTED-                  WEIGHTED-
             EXERCISE     REMAINING        AVERAGE                    AVERAGE
              PRICE      CONTRACTUAL    EXERCISE PRICE             EXERCISE PRICE
 OPTIONS    PER OPTION   LIFE (YEARS)     PER OPTION     OPTIONS     PER OPTION
---------   ----------   ------------   --------------   -------   --------------
 242,500    $     2.00       9.3            $2.00        242,500       $2.00
  60,000          3.00       2.9             3.00         60,000        3.00
 340,000          3.18       9.8             3.18             --          --
 -------                                                 -------
 642,500     2.00-3.18       8.9             2.72        302,500        2.20
 =======                                                 =======

     SFAS No. 123, "Accounting for Stock-Based Compensation," prescribes a fair-value method of accounting for employee stock options under which compensation expense is measured based on the estimated fair value of stock options at the grant date and recognized over the period that the options vest. The Company will continue to account for its stock option plans under the optional intrinsic value method of APB No. 25, whereby no compensation expense is recognized for fixed-price stock options with a grant price equal to or in excess of the fair market value of the underlying stock at the grant date. Had compensation expense been determined in accordance with SFAS No. 123, the estimated weighted-average, grant-date fair value would have been $1.23, $1.14 and $0.94 per option for those options granted in 1995, 1996 and 1997, respectively, and the resulting compensation expense would have reduced net income and earnings per share as shown in the following pro forma amounts. These amounts may not be representative of compensation expense that might be expected to result in future years using the fair-value method of accounting for employee stock options, as the number of options granted in a particular year may not be indicative of the number of options granted in future years.

                                                             1995        1996          1997
                                                           --------    ---------    ----------
Net income (loss) available for common stockholders:
  As reported............................................  $661,216    $(585,711)   $1,329,103
  Pro forma..............................................   614,771     (673,516)    1,053,706
Earnings (loss) per share:
  Basic, as reported.....................................  $   0.20    $   (0.18)   $     0.36
  Diluted, as reported...................................      0.17        (0.15)         0.31
  Basic, pro forma.......................................      0.19        (0.20)         0.29
  Diluted, pro forma.....................................      0.16        (0.17)         0.24

     The fair value of each option granted in 1995, 1996 and 1997 was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              1995    1996    1997
                                                              ----    ----    ----
Expected life (years).......................................    5       5       5
Risk-free interest rate.....................................    6%      6%      6%
Expected dividend yield.....................................   --      --      --
Expected volatility.........................................   35%     35%     38%

11. COMMON STOCK WARRANTS:

     In connection with the Company's public offering on October 11, 1994, the Company issued 660,000 warrants. No warrants had been exercised at December 31, 1996. Until April 15, 1997, each warrant could be exercised to purchase two shares of common stock for $3.50 per share. After April 15, 1997, each warrant could be exercised to purchase two shares of common stock for $2.00 per share. On September 3, 1997, LSAI gave notice to the holders of these warrants of the Company's election to redeem the outstanding warrants at $0.01

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES each on October 14, 1997, unless extended, at the sole discretion of the Company, to a date not later than November 7, 1997 (the "Warrant Redemption"). As a result, 658,290 of the warrants were exercised in September and October 1997, and the remaining 1,710 warrants were redeemed.

     As a portion of the public offering underwriting compensation, the Company also issued warrants to purchase 66,000 units at $7.32 per unit, consisting of two shares of common stock and one warrant for two additional shares of common stock, exercisable during a four-year period commencing on October 11, 1995 (the "Underwriter Warrants"). The warrants included within each unit were exercisable under the same terms as the warrants issued in connection with the public offering as described above. As a result of the Warrant Redemption, 62,000 of these warrants were exercised for $0.12 per warrant plus $2.00 per share in September and October 1997, and the remaining 4,000 warrants were redeemed. After the Warrant Redemption, the holders of the Underwriter Warrants continue to have the right to exercise the Underwriter Warrants with respect to the two shares of common stock comprising the unit for $7.20. In November 1997, 30,000 of the Underwriter Warrants were exercised with respect to the two shares of common stock comprising the unit for $7.20. The remaining 36,000 of the Underwriter Warrants with respect to the two shares of common stock had not been exercised and were outstanding at December 31, 1997. The proceeds from the exercise of all warrants during 1997 are included in "net proceeds from exercise of warrants and stock options" in the accompanying consolidated statement of cash flows and was approximately $2.7 million, net of commissions and other offering expenses.

     In connection with the Warrant Redemption, LSAI issued warrants to purchase 144,058 shares of common stock to various investment bankers as a portion of their compensation for serving as managers of the Warrant Redemption and certain other services. These warrants have an exercise price per share of $2.20 and expire on October 14, 2000. Both the number of shares and the exercise price per share are subject to adjustment under certain circumstances. The value of these warrants, recognized as compensation paid to the investment bankers for services provided, was treated as a reduction in the recognized net proceeds to the Company from the Warrant Redemption. The value of the outstanding warrants is included in paid in capital in excess of par and entirely offsets the recognized compensatory value of the warrants, resulting in no net effect on stockholders' equity.

            LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                  JUNE 30,
                                                                    1998
                                                                ------------
                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $ 4,776,869
  Accounts receivable, net of allowance of $494,989.........      2,860,074
  Income tax refund receivable..............................             --
  Inventories...............................................         72,172
  Prepaid expenses and other................................        158,457
  Deferred tax asset........................................        160,709
                                                                -----------
       Total current assets.................................      8,028,281
                                                                -----------
PROPERTY, PLANT AND EQUIPMENT, net of accumulated
  depreciation of $1,281,817................................      2,390,096
                                                                -----------
OTHER ASSETS:
  Goodwill, net of accumulated amortization of $316,592.....      2,271,859
  Customer list, net of accumulated amortization of
     $695,913...............................................      5,217,751
  Deferred costs............................................         45,051
                                                                -----------
       Total other assets...................................      7,534,661
                                                                -----------
       Total assets.........................................    $17,953,038
                                                                ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................    $   871,128
  Accrued income tax........................................         95,559
  Accrued payroll...........................................        974,202
  Accrued expenses..........................................         68,893
  Accrued customer list installment payments................        595,994
  Obligations from discontinued operations..................         14,080
  Current portion of long-term debt.........................        535,531
                                                                -----------
       Total current liabilities............................      3,155,387
                                                                -----------
LONG-TERM DEBT, net of current portion......................      1,730,909
                                                                -----------
DEFERRED INCOME TAXES.......................................        359,848
                                                                -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Common stock, $0.001 par value, 20,000,000 shares
     authorized, 5,602,446 shares issues and outstanding....          5,602
  Paid in capital in excess of par, common stock............     10,136,973
  Retained earnings.........................................      2,564,319
                                                                -----------
       Total stockholders' equity...........................     12,706,894
                                                                -----------
       Total liabilities and stockholders' equity...........    $17,953,038
                                                                ===========

The accompanying notes are an integral part of this consolidated balance sheet.

             LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               FOR THE SIX      FOR THE SIX
                                                              MONTHS ENDED     MONTHS ENDED
                                                              JUNE 30, 1997    JUNE 30, 1998
                                                              -------------    -------------
                                                                       (UNAUDITED)
REVENUES....................................................   $6,010,982       $7,659,764
COST OF LABORATORY SERVICES.................................    2,659,857        3,462,846
                                                               ----------       ----------
  Gross profit..............................................    3,351,125        4,196,918
                                                               ----------       ----------
OPERATING EXPENSES:
  Selling...................................................      292,095          424,932
  General and administrative................................    1,599,080        1,786,052
  Depreciation and amortization.............................      317,172          392,908
                                                               ----------       ----------
       Total operating expenses.............................    2,208,347        2,603,892
                                                               ----------       ----------
     Income from operations.................................    1,142,778        1,593,026
                                                               ----------       ----------
OTHER INCOME (EXPENSE):
  Interest expense..........................................      (90,484)         (98,438)
  Interest income...........................................       19,493           77,823
  Other income..............................................           72           52,487
                                                               ----------       ----------
       Total other income (expense).........................      (70,919)          31,872
                                                               ----------       ----------
     Income before income taxes.............................    1,071,859        1,624,898
INCOME TAX EXPENSE..........................................      449,243          670,592
                                                               ----------       ----------
     Net income.............................................   $  622,616       $  954,306
                                                               ==========       ==========
BASIC EARNINGS PER SHARE:
Weighted average number of common stock shares
  outstanding...............................................    3,313,405        5,018,523
                                                               ==========       ==========
Net income per common stock share...........................   $      .19       $      .19
                                                               ==========       ==========
DILUTED EARNINGS PER SHARE:
Weighted average number of common stock and common stock
  equivalent shares outstanding.............................    3,834,644        5,381,554
                                                               ==========       ==========
Net income per common stock and common stock equivalents....   $      .16       $      .18
                                                               ==========       ==========

        The accompanying notes are an integral part of these statements.

             LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE SIX      FOR THE SIX
                                                              MONTHS ENDED     MONTHS ENDED
                                                              JUNE 30, 1997    JUNE 30, 1998
                                                              -------------    -------------
                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $   622,616      $   954,306
  Adjustments to reconcile net income to net cash provided
     by operating activities --
       Depreciation and amortization........................       317,172          392,908
       Provision for bad debts and other....................        40,000               --
       Gain from extinguishment of long-term debt...........            --          (38,122)
       Impact of changes in assets and liabilities:
          Accounts receivable...............................      (627,671)        (630,939)
          Income tax refund receivable......................       241,243          190,498
          Inventories.......................................        24,384           37,757
          Prepaid expenses and other........................        53,759          (43,238)
          Income tax payable................................            --           95,559
          Accounts payable and accrued expenses.............       257,255           90,382
                                                               -----------      -----------
       Net cash provided by operating activities............       928,758        1,049,111
                                                               -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures......................................      (481,957)        (183,870)
  Purchase of PLL Customer List.............................    (1,894,184)         (42,033)
  Purchase of Accu-Path Customer List.......................            --          (92,692)
  Purchase of Harrison Customer List........................            --         (553,515)
  Acquisition costs.........................................       (37,514)         (12,456)
                                                               -----------      -----------
       Net cash used in investing activities................    (2,413,655)        (884,566)
                                                               -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on short-term borrowings.........................       (11,667)              --
  Payments on long-term borrowings..........................      (199,533)        (576,562)
  Proceeds from long-term borrowings........................     1,682,293               --
  Proceeds from exercise of warrants and stock options......            --           49,400
  Proceeds from private offering............................            --        2,275,847
  Warrant offering costs....................................       (10,420)              --
                                                               -----------      -----------
       Net cash provided by financing activities............     1,460,673        1,748,685
                                                               -----------      -----------
(DECREASE) IN CASH AND CASH EQUIVALENTS.....................       (24,224)       1,913,230
                                                               -----------      -----------
CASH AND CASH EQUIVALENTS, beginning of period..............       727,381        2,863,639
                                                               -----------      -----------
CASH AND CASH EQUIVALENTS, end of period....................   $   703,157      $ 4,776,869
                                                               ===========      ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................   $    90,484      $   110,573
                                                               ===========      ===========
  Cash paid during the period for taxes.....................   $   190,000      $   384,535
                                                               ===========      ===========

        The accompanying notes are an integral part of these statements.

             LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARY

                         NOTES TO FINANCIAL STATEMENTS
              (INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 1997
                       AND JUNE 30, 1998, IS UNAUDITED.)

1. GENERAL

     The consolidated financial statements included in this report have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission for interim reporting and include all adjustments which are, in the opinion of management, necessary for a fair presentation. These financial statements have not been audited by an independent accountant. The consolidated balance sheet at December 31, 1997, has been derived from the audited balance sheet of the Company.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations for interim reporting. The Company believes that the disclosures are adequate to make the information presented not misleading. However, these financial statements should be read in conjunction with the audited financial statements and notes thereto included in the Annual Report on Form 10-KSB filed by the Company with the Securities and Exchange Commission on March 27, 1998. The financial data for the interim periods presented may not necessarily reflect the results to be expected for the full year.

2. EARNINGS PER COMMON SHARE

     Both Basic and Diluted Earnings per common share were computed using the weighted average number of common shares outstanding. Diluted earnings per share also reflect the dilutive effect, if any, of the conversion of stock options, outstanding warrants and contingent shares. In the diluted earnings per share calculation the outstanding warrants were calculated using the weighted average market price during the term of the warrants.

     Income from continuing operations for purposes of computing both basic earnings per share and diluted earnings per share was $954,306 and $622,616 for the six months ended June 30, 1998 and 1997, respectively. A reconciliation of the average shares outstanding used to compute basic earnings per share to the shares used to compute diluted earnings per share for both periods is presented below:

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                              ----------------------
                                                                1997         1998
                                                              ---------    ---------
Average shares outstanding-basic............................  3,313,405    5,018,523
Dilutive effect of stock options............................     58,429      268,107
Dilutive effect of warrants.................................    308,506       94,924
Dilutive effect of contingent shares related to NPL
  purchase..................................................    154,304           --
                                                              ---------    ---------
Average shares outstanding assuming dilution................  3,834,644    5,381,554
                                                              =========    =========

3. GOODWILL AND CUSTOMER LIST

     Goodwill and customer lists are being amortized on a straight-line basis over twenty to forty years and fifteen years, respectively. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of goodwill and customer lists may warrant revision or that the remaining unamortized balance of goodwill or customer lists may not be recoverable. When factors, such as operating losses, loss of customers, loss or suspension for an extended period of laboratory certification, or changes in the drug testing industry, if present, indicate that goodwill or customer lists should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted cash flows over the remaining life of the goodwill or customer lists in measuring whether the goodwill and the customer lists are recoverable. Although management believes that goodwill and the customer lists are currently recoverable over the respective

             LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARY remaining amortization periods, it is possible, due to a change in circumstances, that the carrying value could become impaired in the future. Such impairment could have a material effect on the results of operations in a particular reporting period.

4. CONTINGENT LIABILITIES

     Incidental to its business, the Company from time to time is sued by individuals who have tested positive for drugs of abuse or who allege that improper analysis has been performed, generally arising from Laboratory Specialists, Inc.'s, the company's wholly owned subsidiary ("LSI"), alleged failure to properly administer drug urinalysis tests. LSI is currently a defendant in several such lawsuits. Based upon prior successful defense of similar-type lawsuits, the Company believes it has valid defenses to each of such lawsuits, and intends to vigorously defend in such actions. Although LSI maintains insurance to protect itself against such liability, and LSI's insurance carriers have assumed the defense of LSI in connection with certain actions, the extent of such insurance coverage is limited, both in terms of types of risks covered by the policies and the amount of coverage. In the opinion of the Company's management and it's legal counsel, these suits and claims should not result in judgments or settlements which would have a material adverse effect on the Company's results of operations or financial position. Although LSI has not experienced any material liability related to such claims, there can be no assurance that LSI, and possibly the Company, will not at some time in the future experience significant liability in connection with such claims and such liability may exceed the extent of such insurance coverage, both in terms of risks covered by the policies and the amount of coverage, which could have a material adverse effect upon the results of operations and financial condition of the Company.

5. SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

     In connection with the purchase of assets from Pathology Laboratories, Ltd. ("PLL"), a liability of $960,000 was recorded based upon estimated future quarterly installment payments to be made to PLL. As of June 30, 1998, all installment payments, totaling $751,688 had been made and the remaining balance of the liability, approximately $208,312, was treated as a reduction in the carrying value of the PLL customer list since it will not be paid pursuant to the purchase agreement.

     In connection with the purchase of assets from Accu-Path Medical Laboratory, Inc. ("Accu-Path"), a liability of $260,000 was recorded based upon estimated future quarterly installment payments to be made to Accu-Path. As of June 30, 1998, the first and second installment payments, totaling $90,151, had been made, with two quarterly installment payments to be made.

     In connection with the purchase of assets from Harrison Laboratories, Inc. ("HLI"), a liability of $460,000 was recorded based upon the estimated future payment obligation. As of June 30, 1998, no payments have been made on this liability; however, a $33,855 reduction was recorded as a result of the offset of an account receivable owed to Laboratory Specialists, Inc. by HLI.

     The above transactions, except the monthly payments to the vendor and the reductions in the liability owed to PLL, Accu-Path and HLI, are non-cash transactions and have been excluded from the accompanying statements of cash flows.

6. SUBSEQUENT EVENTS

     On July 1, 1998, the Company acquired from Toxworx Laboratories, Inc. ("TLI"), a California corporation, a customer list pursuant to an Asset Purchase Agreement dated June 8, 1998, ("TLI Asset Purchase"). In connection with the TLI Asset Purchase, the Company paid $2,400,000 at closing. The purchase price of the customer list was recorded as an intangible asset, which is being amortized over 15 years.

     On July 20, 1998, the Company granted 20,000 stock options for the purchase of Common Stock of Laboratory Specialists of America, Inc. to certain employees. The stock options have an exercise price of $4.25

             LABORATORY SPECIALISTS OF AMERICA, INC. AND SUBSIDIARY per share, which represented the fair market value on the date of the grant, and are exercisable at any time after January 20, 1999, and on or before July 20, 2008.

     On August 25, 1998, the Company renewed the revolving loan portion of its credit facility with Hibernia National Bank for a two-year period and increased the lending limit to $1,000,000. Advances on the revolving loan are based upon Laboratory Specialists, Inc. maintaining certain ratios, compliance with the loan covenants and levels of liquid assets including accounts receivable. The outstanding principal amount of the revolving loan bears interest at the Citibank, N.A. rate, plus up to 1%.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
  Kizorek, Inc.
  Naperville, Illinois

     We have audited the accompanying balance sheet of Kizorek, Inc. as of October 31, 1997 and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kizorek, Inc. as of October 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Crowe, Chizek and Company LLP
Oak Brook, Illinois
December 10, 1997, except for Note 8,
  as to which the date is August 31, 1998

                                 KIZOREK, INC.
                                 BALANCE SHEET
                                OCTOBER 31, 1997

ASSETS
Current assets
  Cash......................................................    $  558,315
  Accounts receivable (less allowance for doubtful accounts
     of $65,000)............................................     2,405,538
  Employee loans............................................        97,069
  Prepaid vehicle lease costs...............................       175,473
  Other prepaid expenses....................................       111,458
                                                                ----------
     Total current assets...................................     3,347,853
Property and equipment
  Photo equipment...........................................     1,033,364
  Office and computer equipment.............................     2,121,218
  Vehicles..................................................       229,329
  Leasehold improvements....................................        76,962
                                                                ----------
                                                                 3,460,873
  Accumulated depreciation..................................     2,291,904
                                                                ----------
                                                                 1,168,969
Other assets
  S corporation tax deposit.................................        30,153
  Security deposits.........................................        36,734
                                                                ----------
                                                                    66,887
                                                                ----------
                                                                $4,583,709
                                                                ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Current maturities of long-term debt (Note 3).............    $   19,204
  Accounts payable..........................................       677,779
  Accrued payroll...........................................       161,107
  Accrued other expenses....................................       120,388
                                                                ----------
     Total current liabilities..............................       978,478
Long-term debt (Note 3).....................................        25,669
Stockholder's equity
  Common stock, no par value; authorized 100 shares, issued
     and outstanding 10 shares..............................         1,000
  Retained earnings.........................................     3,578,562
                                                                ----------
                                                                 3,579,562
                                                                ----------
                                                                $4,583,709
                                                                ==========

                See accompanying notes to financial statements.

                                 KIZOREK, INC.
                   STATEMENT OF INCOME AND RETAINED EARNINGS
                          YEAR ENDED OCTOBER 31, 1997

REVENUE.....................................................    $14,476,272
Operating expenses
  Payroll, payroll taxes, and fringe benefits...............      7,205,295
  Vehicle operating and leasing.............................      1,718,389
  Travel....................................................      1,004,521
  Occupancy.................................................        340,129
  Depreciation..............................................        478,540
  Outside services..........................................        221,149
  Insurance.................................................        488,275
  Advertising and promotion.................................        245,531
  Telephone.................................................        443,902
  Office and computer related expenses......................        521,926
  Other.....................................................        556,566
                                                                -----------
                                                                 13,224,223
                                                                -----------
Income from operations......................................      1,252,049
Interest expense............................................         19,816
Net income..................................................      1,232,233
Retained earnings at beginning of year......................      2,730,052
Dividends to stockholder....................................       (383,723)
                                                                -----------
RETAINED EARNINGS AT END OF YEAR............................    $ 3,578,562
                                                                ===========

                See accompanying notes to financial statements.

                                 KIZOREK, INC.
                            STATEMENT OF CASH FLOWS
                          YEAR ENDED OCTOBER 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................    $1,232,233
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation...........................................       478,540
     Gain on disposal of equipment..........................        (1,103)
     Change in assets and liabilities
       Accounts receivable..................................      (360,027)
       Other current assets.................................       (79,983)
       Other assets.........................................        18,851
       Accounts payable.....................................       145,260
       Other current liabilities............................         4,959
                                                                ----------
          Net cash provided by operating activities.........     1,438,730
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of equipment...........................        36,103
  Additions to property and equipment.......................      (296,230)
                                                                ----------
     Net cash used in investing activities..................      (260,127)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net payments on line of credit............................      (450,000)
  Repayment of long-term debt...............................       (18,938)
  Dividends to stockholder..................................      (383,723)
                                                                ----------
     Net cash used in financing activities..................      (852,661)
                                                                ----------
NET CHANGE IN CASH..........................................       325,942
CASH AT BEGINNING OF YEAR...................................       232,373
                                                                ----------
CASH AT END OF YEAR.........................................    $  558,315
                                                                ==========
Supplemental disclosures of cash flow information
  Cash paid during the year for Interest....................    $   20,132
Supplemental schedule of noncash investing activity
  Equipment acquired through a capital lease................    $   59,108

                See accompanying notes to financial statements.

                                 KIZOREK, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                OCTOBER 31, 1997

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Nature of Business: Kizorek, Inc. (the Company) is an insurance claims investigation agency based in Naperville, Illinois. The Company's primary service is providing video surveillance to insurance companies investigating disability claims primarily throughout the United States.

     Use of Estimates in Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition: Kizorek, Inc. provides surveillance services for its clients. Fees are generated and recognized for hours incurred based upon established hourly rates. Accounts receivable include unbilled balances of $192,000 for services provided prior to the end of the period but billed subsequently.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is computed based on the estimated useful lives of the related assets using the straight-line method for financial reporting and accelerated methods for income tax purposes. For each classification of property and equipment, the depreciable lives are as follows:

Photo equipment.........................................  6 years
Office and computer equipment...........................  3 to 6 years
Vehicles................................................  3 years
Leasehold improvements..................................  5 years

     Income Taxes: The Company, with the consent of its stockholder, elected to have its income taxed as an S corporation which provides that, in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

NOTE 2 -- LINE OF CREDIT

     The Company has a line of credit of $1,000,000 with Northern Trust Bank/DuPage. The line of credit bears interest at the prime rate and is secured by all business assets of the Company. The bank's commitment under the line of credit expires on March 1, 1998. Restrictive covenants contained in the loan agreement require the maintenance of certain financial ratios. At October 31, 1997, no borrowings had been made against the line of credit.

NOTE 3 -- LONG-TERM DEBT

     Long-term debt consists of the following at October 31, 1997:

Lease payable, Naper Leasing Service, maturing January 2000
  with interest at 12.8%, payable in monthly installments
  of $1,988, secured by equipment..........................  $44,873
Less current maturities....................................   19,204
                                                             -------
                                                             $25,669
                                                             =======

                                 KIZOREK, INC.

     Future maturities are as follows:

                        YEAR ENDING
                        OCTOBER 31,
                        -----------
  1998.....................................................    19,204
  1999.....................................................    21,795
  2000.....................................................     3,874

NOTE 4 -- PROFIT SHARING PLAN

     The Company maintains a defined contribution profit sharing plan for substantially all employees which provides for contributions at the discretion of the Board of Directors, voluntary employee 401(k) contributions, and matching contributions by the Company up to specified limits. The matching contribution for the year ended October 31, 1997 was $46,335. There was no discretionary contribution for the year ended October 31, 1997.

NOTE 5 -- LEASE COMMITMENTS

     The Company conducts its operations from leased office facilities in Illinois, South Carolina, Hawaii, California, and South Africa. The leases expire at various dates through 1999.

     The total office rental expense was $309,909 for the year ended October 31, 1997.

     The Company leases vehicles under operating leases with two- or three-year lease terms. Total expense amounted to $750,559 for the year ended October 31, 1997.

     Future minimum lease commitments are as follows:

                       YEAR ENDING
                       OCTOBER 31,                           AMOUNT
                       -----------                           ------
  1998...................................................  $   788,614
  1999...................................................      213,392
                                                           -----------
                                                           $ 1,002,006
                                                           ===========

NOTE 6 -- CONTINGENCY

     The Company entered into an agreement with North American Benefits, Inc., whereby North American Benefits, Inc. provides certain administrative services and North American Specialty Insurance Company provides stop loss coverage. However, the Company is responsible for the funding of all claims up to $17,500 per individual per policy year and up to approximately $250,000 per year on the group as a whole. A liability has been recorded for the estimate of claims pending at the balance sheet date.

NOTE 7 -- PENDING LITIGATION

     The Company is a defendant in several lawsuits arising from the performance of their regular business activities. These lawsuits are being defended by counsel for the Company's insurance carrier. Damages being sought are covered by the Company's existing insurance policies and are not expected to exceed existing coverage limitations. These matters, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect on the results of operations or financial position of the Company.

NOTE 8 -- SUBSEQUENT EVENTS

     Effective November 1, 1997, the Company established a deferred compensation plan for key executives and employees. The total amount of benefits awarded under this plan is $1,350,000, payable November 1, 2004 plus

                                 KIZOREK, INC.

interest accrued from the date of the award. If there is a change in control of the Company through merger, consolidation, liquidation, dissolution, or sale of all or substantially all of the Company's assets, payments become due in three installments plus interest commencing on the December 1 following the date of the change in control of the Company with the balance being due in two installments on December 1 of each of the next two years.

     On August 31, 1998, all of the outstanding shares of common stock of the Company were exchanged for cash and shares of common stock of The Kroll-O'Gara Company under the terms of a merger agreement.

      THE KROLL-O'GARA COMPANY PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

                                  KROLL-O'GARA
                    PRO FORMA COMBINING FINANCIAL STATEMENTS

     The Pro Forma Combining Condensed Balance Sheet of The Kroll-O'Gara Company (the "Company") as of June 30, 1998, reflects the financial position of the Company after giving effect to the acquisition of Kizorek. The Pro Forma Consolidated Statement of Operations for the year ended December 31, 1997, and the six months ended June 30, 1998, assumes that the acquisition occurred on January 1, 1997, and January, 1, 1998, respectively, and is based on the operations of the Company for the periods then ended.

     The Unaudited Pro Forma Combining Condensed Financial Statements have been prepared by the Company based upon assumptions it deems proper. The Unaudited Pro Forma Combining Condensed Financial Statements presented herein are not necessarily indicative of the future consolidated financial position or future consolidated results of operations of the Company. The statements are also not indicative of the consolidated financial position or consolidated results of operations of the Company that would have actually occurred had the transaction been in effect as of the date or for the periods presented. It should be noted that for periods subsequent to June 30, 1998 the Company's consolidated financial statements will reflect the acquisition.

     The Unaudited Pro Forma Combining Condensed Financial Statements should be read in conjunction with the historical consolidated Financial Statements and related notes of the Company contained in its annual report on Form 10-K for the year ended December 31, 1997.

     The allocation of purchase price was based on estimates and may be revised at a later date pending the completion of certain appraisals and other analyses.

     In connection with the acquisition of Kizorek, assets were acquired and liabilities were assumed as follows (dollars in thousands):

                                                             KIZOREK
                                                             -------
Fair value of assets acquired including:
  Cash.....................................................  $   192
  Accounts receivable......................................    1,743
  Unbilled revenue.........................................      269
  Other current assets.....................................      448
  Property, plant and equipment............................      955
  Intangibles..............................................      700
  Goodwill.................................................    8,076
                                                             -------
                                                             $12,383
Less: Cash paid for net assets.............................     (800)
  Fair value of debt issued................................       --
  Fair value of stock issued...............................   (8,228)
                                                             -------
                                                             $ 3,355
                                                             =======
Liabilities assumed including:
  Liabilities assumed and acquisition costs................  $ 3,155
  Debt.....................................................      200
                                                             -------
                                                             $ 3,355
                                                             =======

                                  KROLL-O'GARA

                  PRO FORMA COMBINING CONDENSED BALANCE SHEETS
                              AS OF JUNE 30, 1998
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                         HISTORICAL     KIZOREK (1)     ADJUSTMENTS          PRO FORMA
                                         ----------    -------------    ------------         ---------
ASSETS
CURRENT ASSETS:
     Cash..............................   $ 40,318        $  294           $ (800)(5)        $ 39,812
     Accounts receivable...............     41,267         1,843               --              43,110
     Costs and estimated earnings in
       excess of billings on
       uncompleted contracts...........     19,802            --               --              19,802
     Inventories.......................     20,153            --               --              20,153
     Other current assets..............     12,832           903               --              13,735
                                          --------        ------           ------            --------
          Total current assets.........    134,372         3,040             (800)            136,612
  Property, plant, and equipment,
     net...............................     16,471           957               --              17,428
  Databases, net.......................      8,467            --               --               8,467
  Cost in excess of assets acquired,
     net...............................     28,515            --            7,567(2)(3)(7)     36,082
  Other assets.........................      5,293            34              700(6)            6,027
                                          --------        ------           ------            --------
                                            42,275            34            8,267              50,576
                                          --------        ------           ------            --------
     Total assets......................   $193,118        $4,031           $7,467            $204,616
                                          ========        ======           ======            ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable..................   $ 27,104        $  782           $  545(3)         $ 28,431
     Accrued liabilities...............     13,128           334              450(8)           13,912
     Other current liabilities.........      6,336             9              190(7)            6,535
                                          --------        ------           ------            --------
          Total current liabilities....     46,568         1,125            1,185              48,878
  Other long-term liabilities..........      1,861            --              900(8)            2,761
  Deferred income taxes................      2,153            --               60(7)            2,213
  Long-term debt, net of current
     portion...........................     39,319            --               --              39,319
                                          --------        ------           ------            --------
     Total liabilities.................     89,901         1,125            2,145              93,171
  Shareholders' equity.................    103,217         2,906            5,322(4)(8)       111,445
                                          --------        ------           ------            --------
     Total liabilities and
       shareholders' equity............   $193,118        $4,031           $7,467            $204,616
                                          ========        ======           ======            ========

---------------

(1) Kizorek historical balance sheet as of April 30, 1998

(2) To record $6,772 in goodwill resulting from the acquisition of Kizorek.

(3) To record $545 in costs associated with the acquisition of Kizorek.

(4) To reflect 352,381 shares of stock issued in connection with the acquisition, less Kizorek historical equity.

(5) To reflect $800 cash paid to the former shareholder of Kizorek in connection with the acquisition.

(6) To reflect a value of $600 for customer lists and $100 for private investigation licenses identified in conjunction with the acquisition.

(7) To record current and long-term Deferred Tax Liability resulting from the differences in preliminary book and tax basis of assets acquired.

(8) To record accrued compensation under the Kizorek deferred compensation plan associated with the accelerated vesting of benefits resulting from a change in control of the company ($1,350 at 5 1/8%)

                                  KROLL-O'GARA

                  PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                              FOR THE YEAR ENDED DECEMBER 31, 1997
                                                  -------------------------------------------------------------
                                                  HISTORICAL    KIZOREK (1)     ADJUSTMENTS (8)       PRO FORMA
                                                  ----------   -------------   -----------------      ---------
                                                                           (UNAUDITED)
                                                            (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.......................................   $190,413       $14,476            $  --            $204,889
Cost of sales...................................    131,644         8,113               --             139,757
                                                   --------       -------            -----            --------
       Gross profit.............................     58,769         6,363               --              65,132
OPERATING EXPENSES
  Selling and marketing.........................     14,371         1,332               --              15,703
  General and administrative....................     27,538         3,779               47(6)           31,364
  Merger related costs..........................      7,205            --               --               7,205
  Amortization of costs in excess of assets
    acquired....................................        684            --              293(2)(3)           977
                                                   --------       -------            -----            --------
       Operating income.........................      8,971         1,252             (340)              9,883
OTHER INCOME (EXPENSE):
  Interest expense..............................     (4,806)          (20)             (69)(7)          (4,895)
  Other, net....................................       (393)           --               --                (393)
                                                   --------       -------            -----            --------
       Income before minority interest,
         provision for income taxes,
         extraordinary item, and cumulative
         effect of change in accounting
         principle..............................      3,772         1,232             (409)              4,595
  Minority interest.............................       (156)           --               --                (156)
                                                   --------       -------            -----            --------
       Income before provision for income taxes,
         extraordinary item, and cumulative
         effect of change in accounting
         principle..............................      3,616         1,232             (409)              4,439
  Provision for income taxes....................      2,352            --              329(4)(5)         2,681
                                                   --------       -------            -----            --------
       Income from continuing operations........   $  1,264       $ 1,232            $(738)           $  1,758
                                                   ========       =======            =====            ========
  Basic earnings per share from continuing
    operations..................................   $   0.10                                           $   0.13
                                                   ========                                           ========
  Basic weighted average shares outstanding.....     13,061                                             13,413
                                                   ========                                           ========
  Diluted earnings per share from continuing
    operations..................................   $   0.09                                           $   0.12
                                                   ========                                           ========
  Diluted weighted average shares outstanding...     13,721                                             14,073
                                                   ========                                           ========

---------------
(1) To include historical results of operations for Kizorek for the year ended October 31, 1997. Kizorek's operating costs have been allocated into categories consistent with the Company's statement of operations presentation policies

(2) To record amortization on goodwill resulting from the acquisition of Kizorek (gross cost $6,772 over 25 years).

(3) To amortize capitalized acquisition costs associated with Kizorek ($545 over 25 years).

(4) To recognize the benefit for income taxes on pro forma adjustments at an effective rate of 40%.

(5) To recognize provision for income taxes at an effective rate of 40% in association with the historical results of Kizorek, which had previously been treated as an S Corporation for tax purposes.

(6) To record amortization of customer lists and detective licenses identified in conjunction with the acquisition (gross cost $700 over 15 years)

(7) To record interest expense under the Kizorek deferred compensation plan ($1,350 at 5 1/8%)

(8) Pro forma adjustments exclude the impact of compensation expense for a non-recurring charge under the Kizorek deferred compensation plan associated with the accelerated vesting of benefits resulting from a change in control of the company.

                                  KROLL-O'GARA

                  PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                      FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                        ------------------------------------------------------------------
                                        HISTORICAL     KIZOREK (1)      ADJUSTMENTS (8)          PRO FORMA
                                        ----------    -------------    -----------------         ---------
                                                                   (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
Net sales.............................   $111,816        $6,385              $  --               $118,201
Cost of sales.........................     75,632         3,911                 --                 79,543
                                         --------        ------              -----               --------
       Gross profit...................     36,184         2,474                 --                 38,658
OPERATING EXPENSES
  Selling and marketing...............      7,734           618                 --                  8,352
  General and administrative..........     15,019         1,793                 23(6)              16,835
  Amortization of costs in excess of
     assets acquired..................        624            --                146(2)(3)              770
                                         --------        ------              -----               --------
       Operating income...............     12,807            63               (169)                12,701
OTHER INCOME (EXPENSE):
  Interest expense....................     (2,369)           --                (35)(7)             (2,404)
  Other, net..........................          9            --                 --                      9
                                         --------        ------              -----               --------
       Income before provision for
          income taxes................     10,447            63               (204)                10,306
  Provision for income taxes..........      4,140            --                (57)(4)(5)           4,083
                                         --------        ------              -----               --------
       Net income.....................   $  6,307        $   63              $(147)              $  6,223
                                         ========        ======              =====               ========
  Basic earnings per share............   $   0.43                                                $   0.42
                                         ========                                                ========
  Basic weighted average shares
     outstanding......................     14,632                                                  14,984
                                         ========                                                ========
  Diluted earnings per share..........   $   0.42                                                $   0.40
                                         ========                                                ========
  Diluted weighted average shares
     outstanding......................     15,015                                                  15,367
                                         ========                                                ========

---------------

(1) To include historical results of operations for Kizorek for the year ended October 31, 1997. Kizorek's operating costs have been allocated into categories consistent with the Company's statement of operations presentation policies

(2) To record amortization on goodwill resulting from the acquisition of Kizorek (gross cost $6,772 over 25 years).

(3) To amortize capitalized acquisition costs associated with Kizorek ($545 over 25 years).

(4) To recognize the benefit for income taxes on pro forma adjustments at an effective rate of 40%.

(5) To recognize provision for income taxes at an effective rate of 40% in association with the historical results of Kizorek, which had previously been treated as an S Corporation for tax purposes.

(6) To record amortization of customer lists and detective licenses identified in conjunction with the acquisition (gross cost $700 over 15 years)

(7) To record interest expense under the Kizorek deferred compensation plan ($1,350 at 5 1/8%).

(8) Pro forma adjustments exclude the impact of compensation expense for a non-recurring charge under the Kizorek deferred compensation plan associated with the accelerated vesting of benefits resulting from a change in control of the company.

          KROLL-O'GARA AND LABORATORY SPECIALISTS UNAUDITED PRO FORMA

                         COMBINING FINANCIAL STATEMENTS

     The unaudited pro forma combining financial data gives effect to the merger as a pooling of interests, and should be read in conjunction with, and is qualified by reference to the audited consolidated financial statements of Kroll-O'Gara and Laboratory Specialists and the notes thereto included elsewhere in this Proxy Statement/ Prospectus. For purposes of the unaudited pro forma operating data, Kroll-O'Gara's consolidated financial statements for the three fiscal years ended December 31, 1997 and for the six months ended June 30, 1997 and 1998 have been combined with the consolidated financial statements of Laboratory Specialists for the three fiscal years ended December 31, 1997 and for the six months ended June 30, 1997 and 1998, respectively. For purposes of the unaudited pro forma combined balance sheet data, Kroll-O'Gara's consolidated financial data at June 30, 1998 has been combined with Laboratory Specialist's consolidated financial data at June 30, 1998.

     The pro forma data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been consummated as of the beginning of the periods indicated, nor is it indicative of future financial position or results of operations.

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING CONDENSED BALANCE SHEETS

                                                                     AS OF JUNE 30, 1998
                                                           ----------------------------------------
                                                                           LABORATORY
                                                           KROLL-O'GARA    SPECIALISTS    PRO FORMA
                                                           ------------    -----------    ---------
                                                                        (IN THOUSANDS)
Current Assets:
  Cash and equivalents...................................    $ 40,318        $ 4,777      $ 45,095
  Accounts receivable, net...............................      42,154          2,860        45,014
  Costs and estimated earnings in excess of billings on
     uncompleted contracts...............................      19,802             --        19,802
  Inventories............................................      20,153             72        20,225
  Other current assets...................................      11,945            319        12,264
                                                             --------        -------      --------
       Total current assets..............................     134,372          8,028       142,400
Property, plant and equipment, net.......................      16,471          2,390        18,861
Databases................................................       8,467             --         8,467
Costs in excess of assets acquired and other intangible
  assets, net............................................      30,013          7,490        37,503
Other assets.............................................       3,795             45         3,840
                                                             --------        -------      --------
       Total assets......................................    $193,118        $17,953      $211,071
                                                             ========        =======      ========
Current Liabilities:
  Accounts payable.......................................    $ 27,104        $   871      $ 27,975
  Accrued liabilities....................................      13,128          1,043        14,171
  Other current liabilities..............................       5,363             95         5,458
  Current debt obligations...............................         973          1,146         2,119
                                                             --------        -------      --------
       Total current liabilities.........................      46,568          3,155        49,723
Long-term debt, net of current portion...................      39,319          1,731        41,050
Other long-term liabilities..............................       4,014            360         4,374
Shareholders' equity.....................................     103,217         12,707       115,924
                                                             --------        -------      --------
       Total liabilities and shareholders' equity........    $193,118        $17,953      $211,071
                                                             ========        =======      ========

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                      YEAR ENDED DECEMBER 31, 1995
                                       ----------------------------------------------------------
                                                       LABORATORY      PRO FORMA
                                       KROLL-O'GARA    SPECIALISTS    ADJUSTMENTS       PRO FORMA
                                       ------------    -----------    -----------       ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............................    $85,841         $6,926                          $92,767
Cost of sales........................     62,114          3,247              56(1)        65,417
                                         -------         ------                          -------
     Gross profit....................     23,727          3,679                           27,350
Selling and marketing expenses.......      9,448            561                           10,009
General and administrative expenses,
  including amortization.............     18,916          2,390             (56)(1)       21,250
                                         -------         ------                          -------
     Operating income (loss).........     (4,637)           728                           (3,909)
Interest expense.....................     (2,813)           (30)                          (2,843)
Interest income......................         --            127                              127
Other income (expense), net..........       (384)           324                              (60)
                                         -------         ------                          -------
     Income (loss) before provision
       for income taxes..............     (7,834)         1,149                           (6,685)
Provision (benefit) for income
  taxes..............................     (1,298)           475                             (823)
                                         -------         ------                          -------
     Net income......................     (6,536)           674                           (5,862)
Dividends on preferred stock.........         --            (13)                             (13)
                                         -------         ------                          -------
     Net income available to common
       shareholders..................    $(6,536)        $  661                          $ 5,875
                                         =======         ======                          =======
Basic earnings per share.............    $ (0.65)        $ 0.20                          $ (0.54)
                                         =======         ======                          =======
Basic weighted average shares
  outstanding........................     10,021          3,298          (2,513)(2)       10,806(3)
                                         =======         ======                          =======
Diluted earnings per share...........    $ (0.65)        $ 0.17                          $ (0.54)
                                         =======         ======                          =======
Diluted weighted average shares
  outstanding........................     10,021          3,843          (3,058)(2)       10,806(3)
                                         =======         ======                          =======

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists common stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) On a pro forma basis for the year ended December 31, 1995, Kroll-O'Gara and Laboratory Specialists had a combined net loss. As such, there is no further dilution of earnings per share by the common stock equivalents of Kroll-O'Gara and Laboratory Specialists and basic and diluted weighted average shares outstanding are the same.

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                    YEAR ENDED DECEMBER 31, 1996
                                       -------------------------------------------------------
                                                       LABORATORY      PRO FORMA
                                       KROLL-O'GARA    SPECIALISTS    ADJUSTMENTS    PRO FORMA
                                       ------------    -----------    -----------    ---------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............................    $153,661        $8,727                      $162,388
Cost of sales........................     111,459         3,816             168(1)    115,443
                                         --------        ------                      --------
     Gross profit....................      42,202         4,911                        46,945
Selling and marketing expenses.......       9,763           602                        10,365
General and administrative expenses,
  including amortization.............      23,940         2,947            (168)(1)    26,719
Asset impairment.....................          --           124                           124
                                         --------        ------                      --------
     Operating income................       8,499         1,238                         9,737
Interest expense.....................      (3,140)          (67)                       (3,207)
Interest income......................          --            41                            41
Other income, net....................         336             4                           340
                                         --------        ------                      --------
     Income from continuing
       operations before provision
       (benefit) for income taxes....       5,695         1,216                         6,911
Provision (benefit) for income
  taxes..............................        (162)          527                           365
                                         --------        ------                      --------
     Income from continuing
       operations (4)
                                         $  5,857        $  689                      $  6,546
                                         ========        ======                      ========
Basic earnings per share from
  continuing operations (4)..........    $   0.55        $ 0.21                      $   0.57
                                         ========        ======                      ========
Basic weighted average shares
  outstanding........................      10,742         3,310          (2,522)(2)    11,530(3)
                                         ========        ======                      ========
Diluted earnings per share from
  continuing operations (4)..........    $   0.51        $ 0.17                      $   0.53
                                         ========        ======                      ========
Diluted weighted average shares
  outstanding........................      11,160         3,955          (3,013)(2)    12,102(3)
                                         ========        ======                      ========

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists common stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the year ended December 31, 1996:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $6,546    11,530
Effect of dilutive securities:
  Options..........................................     --        133
  Restricted stock.................................   (162)       287
  Warrants.........................................     --        115
  Convertible note payable.........................     --         37
                                                     ------    ------
Diluted earnings per share.........................  $6,384    12,102
                                                     ======    ======

(4) During the fourth quarter of 1996, Laboratory Specialists discontinued its clinical operations. The related operating loss and shut down expenses of $1,274, net of a benefit for income taxes of $747, were reported as discontinued operations by Laboratory Specialists in its income statement for the year ended December 31, 1996. The basic and diluted earnings per share impact of the discontinued operations for the year ended December 31, 1996 was $0.11.

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                       YEAR ENDED DECEMBER 31, 1997
                                          -------------------------------------------------------
                                                          LABORATORY      PRO FORMA
                                          KROLL-O'GARA    SPECIALISTS    ADJUSTMENTS    PRO FORMA
                                          ------------    -----------    -----------    ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............................    $190,413        $12,837                     $203,250
Cost of sales...........................     131,644          5,829           187(1)     137,660
                                            --------        -------                     --------
     Gross profit.......................      58,769          7,008                       65,590
Selling and marketing expenses..........      14,371            654                       15,025
General and administrative expenses,
  including amortization................      28,222          3,920          (187)(1)     31,955
Merger related costs....................       7,205             --                        7,205
                                            --------        -------                     --------
     Operating income...................       8,971          2,434                       11,405
Interest expense........................      (4,806)          (231)                      (5,037)
Interest income.........................          --             78                           78
Other income (expense), net.............        (393)             1                         (392)
                                            --------        -------                     --------
     Income from continuing operations
       before minority interest,
       provision for income taxes,
       extraordinary item and cumulative
       effect of change in accounting
       principle........................       3,772          2,282                        6,054
Minority interest.......................        (156)            --                         (156)
                                            --------        -------                     --------
     Income from continuing operations
       before provision for income
       taxes, extraordinary item and
       cumulative effect of change in
       accounting principle.............       3,616          2,282                        5,898
Provision for income taxes..............       2,352            953                        3,305
                                            --------        -------                     --------
     Income from continuing operations
       before extraordinary item and
       cumulative effect of change in
       accounting principle (4).........    $  1,264        $ 1,329                     $  2,593
                                            ========        =======                     ========
Basic earnings per share from continuing
  operations (4)........................    $   0.10        $  0.36                     $   0.19
                                            ========        =======                     ========
Basic weighted average shares
  outstanding...........................      13,061          3,693        (2,814)(2)     13,940(3)
                                            ========        =======                     ========
Diluted earnings per share from
  continuing operations (4).............    $   0.09        $  0.31                     $   0.18
                                            ========        =======                     ========
Diluted weighted average shares
  outstanding...........................      13,721          4,326        (3,295)(2)     14,751(3)
                                            ========        =======                     ========

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists common stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the year ended December 31, 1997:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $2,593    13,940
Effect of dilutive securities:
  Options..........................................     --        242
  Restricted stock.................................     --        443
  Warrants.........................................     --        110
  Convertible note payable.........................     --         16
                                                     ------    ------
Diluted earnings per share.........................  $2,593    14,751
                                                     ======    ======

(4) During the second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to the refinancing of certain debt obligations in 1997. In addition, during the fourth quarter of 1997, Kroll-O'Gara changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation and recorded a cumulative effect of change in accounting principle of $360, net of a benefit for income taxes of $240. The basic and diluted earnings per share impact of the extraordinary item was $0.01 and the basic and diluted earnings per share impact of the change in accounting principle was $0.03 and $0.02, respectively, for the year ended December 31, 1997.

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                      SIX MONTHS ENDED JUNE 30, 1997
                                          -------------------------------------------------------
                                                          LABORATORY      PRO FORMA
                                          KROLL-O'GARA    SPECIALISTS    ADJUSTMENTS    PRO FORMA
                                          ------------    -----------    -----------    ---------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales...............................    $88,600         $6,011                       $94,611
Cost of sales...........................     59,608          2,660             91(1)      62,359
                                            -------         ------                       -------
     Gross profit.......................     28,992          3,351                        32,252
Selling and marketing expenses..........      6,540            292                         6,832
General and administrative expenses,
  including amortization................     13,419          1,916            (91)(1)     15,244
                                            -------         ------                       -------
     Operating income...................      9,033          1,143                        10,176
Interest expense........................     (2,115)           (90)                       (2,205)
Interest income.........................        161             19                           180
Other expense, net......................        (41)            --                           (41)
                                            -------         ------                       -------
     Income from continuing operations
       before minority interest,
       provision for income taxes and
       extraordinary item...............      7,038          1,072                         8,110
                                            -------         ------                       -------
Minority interest.......................        (74)            --                           (74)
     Income from continuing operations
       before provision for income taxes
       and extraordinary item...........      6,964          1,072                         8,036
Provision for income taxes..............      2,949            449                         3,398
                                            -------         ------                       -------
     Income from continuing operations
       before extraordinary item (4)....    $ 4,015         $  623                       $ 4,638
                                            =======         ======                       =======
Basic earnings per share from continuing
  operations (4)........................    $  0.31         $ 0.19                       $  0.33
                                            =======         ======                       =======
Basic weighted average shares
  outstanding...........................     13,060          3,313         (2,524)(2)     13,849(3)
                                            =======         ======                       =======
Diluted earnings per share from
  continuing operations (4).............    $  0.27         $ 0.16                       $  0.30
                                            =======         ======                       =======
Diluted weighted average shares
  outstanding...........................     13,830          3,835         (2,922)(2)     14,743(3)
                                            =======         ======                       =======

---------------
(1) Reflects reclassifications necessary to conform the accounting policies of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists common stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the six months ended June 30, 1997:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $4,638    13,849
Effect of dilutive securities:
  Options..........................................     --        191
  Restricted stock.................................   (227)       593
  Warrants.........................................     --         73
  Convertible note payable.........................     --         37
                                                     ------    ------
Diluted earnings per share.........................  $4,411    14,743
                                                     ======    ======

(4) During the second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to the refinancing of certain debt obligations in 1997. The basic and diluted earnings per share impact of the extraordinary item was $0.01.

                    KROLL-O'GARA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING STATEMENTS OF OPERATIONS

                                                    SIX MONTHS ENDED JUNE 30, 1998
                                       --------------------------------------------------------
                                                        LABORATORY      PRO FORMA
                                       KROLL-O'GARA     SPECIALISTS    ADJUSTMENTS    PRO FORMA
                                       -------------    -----------    -----------    ---------
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............................    $111,816         $7,660                      $119,476
Cost of sales........................      75,632          3,463            101(1)      79,196
                                         --------         ------                      --------
     Gross profit....................      36,184          4,197                        40,280
Selling and marketing expenses.......       7,734            425                         8,159
General and administrative expenses,
  including amortization.............      15,643          2,179           (101)(1)     17,721
                                         --------         ------                      --------
     Operating income................      12,807          1,593                        14,400
Interest expense.....................      (2,369)           (98)                       (2,467)
Interest income......................         364             78                           442
Other income (expense), net..........        (355)            52                          (303)
                                         --------         ------                      --------
     Income before provision for
       income taxes..................      10,447          1,625                        12,072
Provision for income taxes...........       4,140            671                         4,811
                                         --------         ------                      --------
     Net income......................    $  6,307         $  954                      $  7,261
                                         ========         ======                      ========
Basic earnings per share.............    $   0.43         $ 0.19                      $   0.46
                                         ========         ======                      ========
Basic weighted average shares
  outstanding........................      14,632          5,019         (3,824)(2)     15,827(3)
                                         ========         ======                      ========
Diluted earnings per share...........    $   0.42         $ 0.18                      $   0.45
                                         ========         ======                      ========
Diluted weighted average shares
  outstanding........................      15,015          5,382         (4,101)(2)     16,296(3)
                                         ========         ======                      ========

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists common stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the six months ended June 30, 1998:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $7,261    15,827
Effect of dilutive securities:
  Options..........................................     --        447
  Warrants.........................................     --         22
                                                     ------    ------
Diluted earnings per share.........................  $7,261    16,296
                                                     ======    ======

     KROLL-O'GARA PRO FORMA AND LABORATORY SPECIALISTS UNAUDITED PRO FORMA

                         COMBINING FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed financial data as of June 30, 1998 and for the year ended December 31, 1997 and the six months ended June 30, 1998 is derived from the unaudited pro forma combined condensed financial statements which give effect to the merger as a pooling of interests, after giving effect to Kroll-O'Gara's acquisition of Kizorek. The unaudited pro forma combined condensed financial data should be read in conjunction with, and are qualified by reference to, such pro forma statements and the notes thereto included elsewhere in the Proxy Statement/Prospectus. For purposes of the unaudited financial position and operating data, Kroll-O'Gara's pro forma consolidated financial statements as of June 30, 1998 and for the year ended December 31, 1997 and the six months ended June 30, 1998 have been combined with the consolidated financial statements of Laboratory Specialists as of June 30, 1998 and for the year ended December 31, 1997 and the six months ended June 30, 1998.

     The pro forma data is presented for illustrative purposes only, and is not indicative of the financial position or operating results that would have been achieved if the acquisition of Kizorek or the merger had been consummated as of the beginning of the periods indicated, nor is it indicative of future financial position or results of operations.

               KROLL-O'GARA PRO FORMA AND LABORATORY SPECIALISTS

             UNAUDITED PRO FORMA COMBINING CONDENSED BALANCE SHEET

                                                                  AS OF JUNE 30, 1998
                                                       -----------------------------------------
                                                       KROLL-O'GARA     LABORATORY
                                                         PRO FORMA      SPECIALISTS    PRO FORMA
                                                       -------------    -----------    ---------
                                                                    (IN THOUSANDS)
Current Assets:
  Cash and equivalents...............................    $ 39,812         $ 4,777      $ 44,589
  Accounts Receivable, net...........................      43,110           2,860        45,970
  Costs and estimated earnings in excess of billings
     on uncompleted contracts........................      19,802              --        19,802
  Inventories........................................      20,153              72        20,225
  Other current assets...............................      13,735             319        14,054
                                                         --------         -------      --------
       Total current assets..........................     136,612           8,028       144,640
Property, plant and equipment, net...................      17,428           2,390        19,818
Databases, net.......................................       8,467              --         8,467
Costs in excess of assets acquired and other
  intangible assets, net.............................      37,580           7,490        45,070
Other assets.........................................       4,529              45         4,574
                                                         --------         -------      --------
       Total assets..................................    $204,616         $17,953      $222,569
                                                         ========         =======      ========
Current Liabilities:
  Accounts payable...................................    $ 28,431         $   871      $ 29,302
  Accrued liabilities................................      13,912           1,043        14,955
  Other current liabilities..........................       5,543              95         5,638
  Current debt obligations...........................         992           1,146         2,138
                                                         --------         -------      --------
       Total current liabilities.....................      48,878           3,155        52,033
Long-term debt, net of current portion...............      39,319           1,731        41,050
Other long-term liabilities..........................       4,974             360         5,334
Shareholders' equity.................................     111,445          12,707       124,152
                                                         --------         -------      --------
       Total liabilities and shareholders' equity....    $204,616         $17,953      $222,569
                                                         ========         =======      ========

               KROLL-O'GARA PRO FORMA AND LABORATORY SPECIALISTS

                         UNAUDITED PRO FORMA COMBINING
                            STATEMENTS OF OPERATIONS

                                                            YEAR ENDED DECEMBER 31, 1997
                                               ------------------------------------------------------
                                               KROLL-O'GARA    LABORATORY     PRO FORMA
                                                 PRO FORMA     SPECIALISTS   ADJUSTMENTS    PRO FORMA
                                               -------------   -----------   -----------    ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales....................................    $204,889        $12,837                    $217,726
Cost of sales................................     139,757          5,829           187(1)    145,773
                                                 --------        -------                    --------
     Gross profit............................      65,132          7,008                      71,953
Selling and marketing expenses...............      15,703            654                      16,357
General and administrative expenses,
  including amortization.....................      32,341          3,920          (187)(1)    36,074
Merger related costs.........................       7,205             --                       7,205
                                                 --------        -------                    --------
     Operating income........................       9,883          2,434                      12,317
Interest expense.............................      (4,895)          (231)                     (5,126)
Interest income..............................          --             78                          78
Other income (expense), net..................        (393)             1                        (392)
                                                 --------        -------                    --------
     Income from continuing operations before
       minority interest, provision for
       income taxes, extraordinary item and
       cumulative effect of change in
       accounting principle..................       4,595          2,282                       6,877
Minority interest............................        (156)            --                        (156)
                                                 --------        -------                    --------
     Income from continuing operations before
       provision for income taxes,
       extraordinary item and cumulative
       effect of change in accounting
       principle.............................       4,439          2,282                       6,721
Provision for income taxes...................       2,681            953                       3,634
                                                 --------        -------                    --------
     Income from continuing operations before
       extraordinary item and cumulative
       effect of change in accounting
       principle (4).........................    $  1,758        $ 1,329                    $  3,087
                                                 ========        =======                    ========
Basic earnings per share from continuing
  operations (4).............................    $   0.13        $  0.36                    $   0.22
                                                 ========        =======                    ========
Basic weighted average shares outstanding....      13,413          3,693        (2,814)(2)    14,292(3)
                                                 ========        =======                    ========
Diluted earnings per share from continuing
  operations (4).............................    $   0.12        $  0.31                    $   0.20
                                                 ========        =======                    ========
Diluted weighted average shares
  outstanding................................      14,073          4,325        (3,295)(2)    15,103(3)
                                                 ========        =======                    ========

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the year ended December 31, 1997:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $3,087    14,292
Effect of dilutive securities:
  Options..........................................     --        242
  Restricted stock.................................     --        443
  Warrants.........................................     --        110
  Convertible note payable.........................     --         16
                                                     ------    ------
Diluted earnings per share.........................  $3,087    15,103
                                                     ======    ======

(4) During the second quarter of 1997, Kroll-O'Gara recorded an extraordinary charge of $194, net of a benefit for income taxes of $129, related to the refinancing of certain debt obligations in 1997. In addition, during the fourth quarter of 1997, Kroll-O'Gara changed its method of accounting for costs incurred in connection with business process reengineering activities relating to information technology transformation and recorded a cumulative effect of change in accounting principle of $360, net of a benefit for income taxes of $240. The basic and diluted earnings per share impact of the extraordinary item was $0.01 and the basic and diluted earnings per share impact of the change in accounting principle was $0.03 and $0.02, respectively, for the year ended December 31, 1997.

               KROLL-O'GARA PRO FORMA AND LABORATORY SPECIALISTS

                         UNAUDITED PRO FORMA COMBINING
                            STATEMENTS OF OPERATIONS

                                                        SIX MONTHS ENDED JUNE 30, 1998
                                           --------------------------------------------------------
                                           KROLL-O'GARA     LABORATORY      PRO FORMA
                                             PRO FORMA      SPECIALISTS    ADJUSTMENTS    PRO FORMA
                                           -------------    -----------    -----------    ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales................................    $118,201         $7,660                      $125,861
Cost of sales............................      79,543          3,463            101(1)      83,107
                                             --------         ------                      --------
     Gross profit........................      38,658          4,197                        42,754
Selling and marketing expenses...........       8,352            425                         8,777
General and administrative expenses,
  including amortization.................      17,605          2,179           (101)(1)     19,683
                                             --------         ------                      --------
     Operating income....................      12,701          1,593                        14,294
Interest expense.........................      (2,404)           (98)                       (2,502)
Interest income..........................         364             78                           442
Other income (expense), net..............        (355)            52                          (303)
                                             --------         ------                      --------
     Income before provision for income
       taxes.............................      10,306          1,625                        11,931
Provision for income taxes...............       4,083            671                         4,754
                                             --------         ------                      --------
  Net income.............................    $  6,223         $  954                      $  7,177
                                             ========         ======                      ========
Basic earnings per share.................    $   0.42         $ 0.19                      $   0.44
                                             ========         ======                      ========
Basic weighted average shares
  outstanding............................      14,984          5,019         (3,824)(2)     16,179(3)
                                             ========         ======                      ========
Diluted earnings per share...............    $   0.40         $ 0.18                      $   0.43
                                             ========         ======                      ========
Diluted weighted average shares
  outstanding............................      15,367          5,382         (4,101)(2)     16,648(3)
                                             ========         ======                      ========

---------------
(1) Reflects reclassifications necessary to conform the accounting practices of the combined companies.

(2) These amounts adjust the historical weighted average shares outstanding to reflect the conversion of Laboratory Specialists common stock and equivalents into Kroll-O'Gara common stock and equivalents based on the estimated exchange ratio. For purposes of the pro forma basic and diluted earnings per share computations, we have assumed an exchange ratio of .2381 Kroll-O'Gara share for every outstanding share of Laboratory Specialists stock on a weighted average basis. The above exchange ratio is based upon a Kroll-O'Gara stock price of $21.

(3) The following is a reconciliation of the numerator and denominator for basic and diluted earnings per share for the six months ended June 30, 1998:

                                                     INCOME    SHARES
                                                     ------    ------
Basic earnings per share...........................  $7,177    16,179
Effect of dilutive securities:
     Options.......................................      --       447
     Warrants......................................      --        22
                                                     ------    ------
Diluted earnings per share.........................  $7,177    16,648
                                                     ======    ======

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                           THE KROLL-O'GARA COMPANY.,
                          KROLL-O'GARA OKLAHOMA, INC.
                                      AND
                    LABORATORY SPECIALISTS OF AMERICA, INC.

                          DATED AS OF OCTOBER 21, 1998

                               TABLE OF CONTENTS

                                   ARTICLE I

               THE MERGER..................................................  A-1
SECTION 1.1    The Merger..................................................  A-1
SECTION 1.2    Effective Time..............................................  A-1
SECTION 1.3    Effect of the Merger........................................  A-2
SECTION 1.4    Certificate of Incorporation; By-Laws.......................  A-2
SECTION 1.5    Directors and Officers......................................  A-2
SECTION 1.6    Effect on Capital Stock.....................................  A-2
SECTION 1.7    Exchange of Certificates....................................  A-3
SECTION 1.8    Dissenting Shares...........................................  A-5
SECTION 1.9    Stock Transfer Books........................................  A-5
SECTION 1.10   No Further Ownership Rights in Company Common Stock.........  A-5
SECTION 1.11   Lost, Stolen or Destroyed Certificates......................  A-5
SECTION 1.12   Tax and Accounting Consequences.............................  A-5
SECTION 1.13   Taking of Necessary Action; Further Action..................  A-5
SECTION 1.14   Material Adverse Effect.....................................  A-6

                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............  A-6
SECTION 2.1    Corporate Organization......................................  A-6
SECTION 2.2    Capitalization..............................................  A-6
SECTION 2.3    Subsidiaries................................................  A-6
SECTION 2.4    No Commitments to Issue Capital Stock.......................  A-7
SECTION 2.5    Authorization; Execution and Delivery.......................  A-7
SECTION 2.6    Governmental Approvals and Filings..........................  A-7
SECTION 2.7    No Conflict.................................................  A-8
SECTION 2.8    SEC Filings.................................................  A-8
               Financial Statements; Absence of Undisclosed Liabilities;
SECTION 2.9    Receivables.................................................  A-8
SECTION 2.10   Certain Other Financial Representations.....................  A-9
SECTION 2.11   Absence of Changes..........................................  A-9
SECTION 2.12   Tax Matters.................................................  A-10
SECTION 2.13   Relations with Employees....................................  A-12
SECTION 2.14   Benefit Plans...............................................  A-12
SECTION 2.15   Title to Properties.........................................  A-14
SECTION 2.16   Compliance with Laws; Legal Proceedings.....................  A-14
SECTION 2.17   Brokers.....................................................  A-15
SECTION 2.18   Intellectual Property.......................................  A-15
SECTION 2.19   Insurance...................................................  A-16
SECTION 2.20   Contracts; etc..............................................  A-16
SECTION 2.21   Permits, Authorizations, etc................................  A-17
SECTION 2.22   Environmental Matters.......................................  A-17
SECTION 2.23   Company Acquisitions........................................  A-18
SECTION 2.24   Books and Records...........................................  A-18
SECTION 2.25   Interested Party Transactions...............................  A-18
SECTION 2.26   Opinion of Financial Advisor................................  A-18
SECTION 2.27   Pooling Matters.............................................  A-18
SECTION 2.28   Registration Statement; Proxy Statement/Prospectus..........  A-18
SECTION 2.29   Bank Accounts and Powers of Attorney........................  A-19

SECTION 2.30   Certain Payments............................................  A-19
SECTION 2.31   Customers; Customer Relationships...........................  A-19
SECTION 2.32   Year 2000 Compliance........................................  A-19

                                   ARTICLE III
               REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB.....  A-20
SECTION 3.1    Corporate Organization......................................  A-20
SECTION 3.2    Capitalization..............................................  A-20
SECTION 3.3    Subsidiaries................................................  A-20
SECTION 3.4    Authorization; Execution and Delivery.......................  A-20
SECTION 3.5    Governmental Approvals and Filings..........................  A-21
SECTION 3.6    No Conflict.................................................  A-21
SECTION 3.7    SEC Filings.................................................  A-21
SECTION 3.8    Financial Statements; Absence of Undisclosed Liabilities....  A-21
SECTION 3.9    Absence of Changes..........................................  A-22
SECTION 3.10   Tax Matters.................................................  A-22
SECTION 3.11   Relations with Employees....................................  A-23
SECTION 3.12   Benefit Plans...............................................  A-23
SECTION 3.13   Compliance with Laws; Legal Proceedings.....................  A-23
SECTION 3.14   Brokers.....................................................  A-24
SECTION 3.15   Intellectual Property.......................................  A-24
SECTION 3.16   Insurance...................................................  A-24
SECTION 3.17   Contracts; etc..............................................  A-24
SECTION 3.18   Permits, Authorizations, etc................................  A-24
SECTION 3.19   Environmental Matters.......................................  A-24
SECTION 3.20   Books and Records...........................................  A-25
SECTION 3.21   Pooling Matters.............................................  A-25
SECTION 3.22   Registration Statement; Proxy Statement/Prospectus..........  A-25
SECTION 3.23   Ownership of Merger Sub; No Prior Activities................  A-25

                                   ARTICLE IV
               CONDUCT OF BUSINESS PENDING THE MERGER......................  A-26
SECTION 4.1    Conduct of Business by the Company Pending the Merger.......  A-26
SECTION 4.2    Conduct of Business by Parent Pending the Merger............  A-27

                                    ARTICLE V
               ADDITIONAL AGREEMENTS.......................................  A-27
SECTION 5.1    Proxy Statement/Prospectus; Registration Statement..........  A-27
SECTION 5.2    Company Stockholders Meeting................................  A-28
SECTION 5.3    Access to Information; Confidentiality......................  A-28
SECTION 5.4    Consents; Approvals.........................................  A-28
SECTION 5.5    Agreements with Respect to Affiliates.......................  A-28
SECTION 5.6    Indemnification and Insurance...............................  A-28
SECTION 5.7    Notification of Certain Matters.............................  A-29
SECTION 5.8    Further Action/Tax Treatment................................  A-29
SECTION 5.9    Public Announcements........................................  A-30
SECTION 5.10   Designation of Parent Common Stock..........................  A-30
SECTION 5.11   Conveyance Taxes............................................  A-30
SECTION 5.12   Accountant's Letters........................................  A-30
SECTION 5.13   Pooling Accounting Treatment................................  A-30

SECTION 5.14   No Solicitation.............................................  A-30
SECTION 5.15   Option and Warrant Amendments...............................  A-31

                                   ARTICLE VI
               CONDITIONS TO THE MERGER....................................  A-31
               Conditions to Obligation of Each Party to Effect the
SECTION 6.1    Merger......................................................  A-31
               Additional Conditions to Obligations of Parent and Merger
SECTION 6.2    Sub.........................................................  A-32
SECTION 6.3    Additional Conditions to Obligation of the Company..........  A-33

                                   ARTICLE VII
               TERMINATION.................................................  A-34
SECTION 7.1    Termination.................................................  A-34
SECTION 7.2    Effect of Termination.......................................  A-35
SECTION 7.3    Fees and Expenses...........................................  A-35

                                  ARTICLE VIII
               GENERAL PROVISIONS..........................................  A-35
               Effectiveness of Representations, Warranties and
SECTION 8.1    Agreements..................................................  A-35
SECTION 8.2    Notices.....................................................  A-35
SECTION 8.3    Certain Definitions.........................................  A-36
SECTION 8.4    Amendment...................................................  A-37
SECTION 8.5    Waiver......................................................  A-37
SECTION 8.6    Headings; Construction......................................  A-37
SECTION 8.7    Severability................................................  A-37
SECTION 8.8    Entire Agreement............................................  A-37
SECTION 8.9    Assignment; Merger Sub......................................  A-37
SECTION 8.10   Parties in Interest.........................................  A-38
SECTION 8.11   Failure or Indulgence Not Waiver; Remedies Cumulative.......  A-38
SECTION 8.12   Governing Law...............................................  A-38
SECTION 8.13   Counterparts................................................  A-38
SECTION 8.14   Waiver of Jury Trial........................................  A-38

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of October 21, 1998 (this "Agreement"), among THE KROLL-O'GARA COMPANY., an Ohio corporation ("Parent"), KROLL-O'GARA OKLAHOMA, INC., an Oklahoma corporation and a direct, wholly-owned subsidiary of Parent ("Merger Sub"), and LABORATORY SPECIALISTS OF AMERICA, INC., an Oklahoma corporation (the "Company").

                              W I T N E S S E T H:

     WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to cause Merger Sub to merge with and into the Company upon the terms and subject to the conditions set forth herein;

     WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger (the "Merger") of Merger Sub with and into the Company in accordance with the applicable provisions of the Oklahoma General Corporation Act (the "OGCA"), and upon the terms and subject to the conditions set forth herein;

     WHEREAS, Parent, Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder;

     WHEREAS, Parent, Merger Sub and the Company intend that the Merger be accounted for as a pooling-of-interests for financial reporting purposes; and

     WHEREAS, pursuant to the Merger, each outstanding share (each, a "Share") of the Company's Common Stock, par value $0.001 per share (the "Company Common Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.7(b)), upon the terms and subject to the conditions set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I
                                   THE MERGER

     SECTION 1.1 The Merger.

     (a) Effective Time. At the Effective Time (as defined in Section 1.2), and subject to and upon the terms and conditions of this Agreement and the OGCA, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section
7.1 and subject to the satisfaction or waiver of the conditions set forth in
Article VI, the consummation of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VI at the offices of Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York (the "Closing"), unless another date, time or place is agreed to in writing by the parties hereto.

     SECTION 1.2 Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the OGCA (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Oklahoma, in such form as required by, and executed in accordance with the relevant provisions of, the OGCA (the time of such filing being the "Effective Time").

     SECTION 1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the OGCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.4 Certificate of Incorporation; By-Laws.

     (a) Certificate of Incorporation. The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the OGCA and such Certificate of Incorporation.

     (b) By-Laws. The By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by the OGCA, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

     SECTION 1.5 Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

     SECTION 1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the Company or the holders of any of the following securities:

     (a) Conversion of Securities.  Subject to Section 1.6(f):

          (i) if the Average Stock Price of a share of the common stock, par value $0.01 per share, of Parent ("Parent Common Stock") is lower than $24 per share, each Share (excluding any Shares cancelled pursuant to Section 1.6(b) and excluding Dissenting Shares (as defined in Section 1.8)) shall be converted into the right to receive the fraction of one fully paid and non-assessable share of Parent Common Stock equal to the product of one and a fraction, the numerator of which is $5.00 and the denominator of which is the Average Stock Price; provided, however, that, in the event the product so obtained is more than 0.2778, such product shall, for purposes of this Agreement, be deemed to equal 0.2778; or

          (ii) if the Average Stock Price is equal to or greater than $24, each Share (excluding any Shares cancelled pursuant to Section 1.6(b) and excluding Dissenting Shares (as defined in Section 1.8)) shall be converted into the right to receive 0.2102 of one fully paid and non-assessable share of Parent Common Stock.

          The fraction of one share of Parent Common Stock into which each Share is converted pursuant to this Section 1.6(a) (or Section 7.1(i)) is referred to herein as the "Exchange Ratio." For purposes of this Section 1.6(a) and Section 7.1(i), all numbers shall be rounded to the nearest ten-thousandth with the number five and below being rounded down.

     (b) Cancellation. Each Share held in the treasury of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly-owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

     (c) Assumption of Outstanding Stock Options and Warrants.

     (i) Each option outstanding at the Effective Time to purchase shares of Company Common Stock (a "Stock Option") granted under (A) the Company's 1994 Stock Option Plan and 1997 Non-Qualified Stock Option Plan

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(the "Company Stock Option Plans"), or (B) any other stock plan or agreement of the Company, which by its terms is not extinguished in the Merger, and each warrant (a "Warrant"), all as listed in Schedule 2.2 of the Company Disclosure Schedule, shall be deemed assumed by Parent and deemed to constitute an option to acquire, on the same terms and conditions mutatis mutandis as were applicable under such Stock Option or Warrant prior to the Effective Time, the number of shares of Parent Common Stock as the holder of such Stock Option or Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such Stock Option or Warrant was in fact exercisable) at a price per share equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option or Warrant divided by (y) the number of shares of Parent Common Stock deemed purchasable pursuant to such Stock Option or Warrant; provided, however, that the number of shares of Parent Common Stock that may be purchased upon exercise of any such Stock Option or Warrant shall not include any fractional share and, upon exercise of the Stock Option or Warrant, a cash payment shall be made for any fractional share based upon the Closing Price (as hereinafter defined) of a share of Parent Common Stock on the trading day immediately preceding the date of exercise. "Closing Price" shall mean, on any day, the last reported sale price of one share of Parent Common Stock on the Nasdaq National Market or such other stock exchange on which the Parent Common Stock may be traded ("Nasdaq"). As soon as practicable after the Effective Time, Parent shall cause to be delivered to each holder of an outstanding Stock Option or Warrant an appropriate notice setting forth such holder's rights pursuant thereto, and such Stock Option or Warrant shall continue in effect on the same terms and conditions.

          (ii) Parent shall cause to be taken all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Stock Options and Warrants in accordance with this Section 1.6(c). As soon as practicable after the Effective Time, Parent shall cause the Parent Common Stock subject to the Stock Options to be registered under the Securities Act of 1933, as amended and the rules of the Securities and Exchange Commission (the "SEC") thereunder (the "Securities Act"), pursuant to a registration statement on Form S-8 (or any successor or other appropriate form), and shall use its best efforts to cause the effectiveness of such registration statement (and the current status of the prospectus or prospectuses contained therein) to be maintained for so long as the Stock Options remain outstanding.

     (d) Capital Stock of Merger Sub. Each share of common stock, $0.001 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.001 par value, of the Surviving Corporation.

     (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be appropriately adjusted to reflect fully the effect of any stock split, reverse split or stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), with respect to Parent Common Stock having a record date after the date hereof and prior to the Effective Time.

     (f) Fractional Shares. No certificates or scrip representing less than one share of Parent Common Stock shall be issued upon the surrender for exchange of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares, Stock Options or Warrants, as applicable ("Certificates"). In lieu of any such fractional share, each holder of Shares, Stock Options or Warrants who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange shall be paid upon such surrender cash (without interest) in an amount equal to such fraction multiplied by the Closing Price of Parent Common Stock on the date of the Effective Time. If more than one Certificate shall be surrendered at one time for the account of the same holder of such Certificates, the number of full shares of Parent Common Stock for which Certificates shall be exchanged pursuant to Section 1.7 shall be computed on the basis of the aggregate number of Shares, Stock Options or Warrants, as applicable, represented by the Certificates so surrendered.

     SECTION 1.7 Exchange of Certificates.

     (a) Exchange Agent. Parent shall cause to be supplied, to or for such bank or trust company as shall be mutually designated by the Company and Parent (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 1.7, through the Exchange Agent,

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certificates evidencing the shares of Parent Common Stock into which the outstanding Shares have been converted pursuant to Section 1.6(a) in exchange for outstanding Shares and the cash to be paid in lieu of fractional shares.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole shares of Parent Common Stock which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.7(c), and (C) cash in respect of fractional shares as provided in Section 1.6(f), in each case without any interest thereon (the shares of Parent Common Stock and cash being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, shares of Parent Common Stock, dividends, distributions and cash in respect of fractional shares may be issued and paid in accordance with this
Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.7(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares (other than Dissenting Shares) will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends and subject to
Section 1.6(f), to evidence the ownership of the number of whole shares of Parent Common Stock, and cash in respect of fractional shares, into which such Shares shall have been converted pursuant to the provisions hereof.

     (c) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock payable to stockholders of record as of a date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock they are entitled to receive pursuant to the provisions hereof until the holder of such Certificate shall surrender such Certificate pursuant to Section 1.7(b). Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions payable to stockholders of record as of a date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock.

     (d) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this

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Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

     SECTION 1.8. Dissenting Shares.

     (a) Notwithstanding any provision of this Agreement to the contrary, any Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has demanded and perfected his demand for appraisal of his Shares in accordance with the OGCA (including but not limited to Section 1091 thereof), and as of the Effective Time has neither effectively withdrawn nor lost his right to such appraisal ("Dissenting Shares"), shall not be converted into or represent a right to receive the Merger Consideration pursuant to
Section 1.7 hereof, but the holder thereof shall be entitled to only such rights as are granted by the OGCA.

     (b) Notwithstanding the provisions of Section 1.8(a), if any holder of Shares who demands appraisal of his Shares under the OGCA shall effectively withdraw or lose (through failure to perfect or otherwise) his right to appraisal, then as of the Effective Time or the occurrence of such event, whichever occurs later, such holder's Shares shall no longer be Dissenting Shares and shall automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 1.7, without interest thereon, upon surrender of the certificate or certificates representing such Shares.

     (c) The Company shall give the Parent (i) prompt notice of any written demands for appraisal or payment of the fair value of any Shares, withdrawals of such demands and any other instruments served pursuant to the OGCA received by the Company after the date hereof and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the OGCA. The Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with the prior written consent of Parent, settle or offer to settle any such demands.

     SECTION 1.9 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Company.

     SECTION 1.10 No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article I.

     SECTION 1.11 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock as may be required pursuant to Section 1.7; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

     SECTION 1.12 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code, and (ii) subject to applicable accounting standards, qualify for accounting treatment as a pooling of interests. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

     SECTION 1.13 Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and
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franchises of the Company and Merger Sub, the officers and directors of the
Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

     SECTION 1.14 Material Adverse Effect. When used in connection with the Company or any of its subsidiaries or Parent or any of its subsidiaries, as the case may be, the term "Material Adverse Effect" means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, operations, assets (including intangible assets), condition (financial or otherwise), liabilities or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule delivered by the Company to Parent (the "Company Disclosure Schedule"):

     SECTION 2.1 Corporate Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oklahoma and has all requisite corporate power and authority to own, operate and lease its properties and assets as and where the same are owned, operated or leased and to conduct its business as it is now being conducted. The Company is in good standing and duly qualified or licensed as a foreign corporation to do business in those jurisdictions listed in Section 2.1 of the Company Disclosure Schedule, such jurisdictions being the only jurisdictions in which the location of the property and assets owned, operated or leased by the Company or the nature of the business conducted by the Company makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect. The Company has heretofore delivered to the Parent complete and correct copies of the Company's Certificate of Incorporation and By-laws, as amended to and as in effect on the date hereof.

     SECTION 2.2 Capitalization.

     (a) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $0.001 per share. As of the date hereof, 5,729,091 shares of Company Common Stock and no shares of Preferred Stock are issued and outstanding.

     (b) All outstanding shares of Company Common Stock are validly issued and outstanding, fully paid and nonassessable, and there are no preemptive or similar rights in respect of the Company Common Stock. All shares of Company Common Stock issuable upon the exercise of Stock Options and the Warrants will, when issued in accordance therewith, be validly issued, fully paid and nonassessable. All outstanding shares of Company Common Stock issued since January 1, 1996 were issued in compliance with all requirements of all applicable federal and state securities laws.

     (c) Section 2.2 of the Company Disclosure Schedule sets forth a complete and correct list of (i) all Stock Options, including Stock Options granted under the Company Stock Option Plans, and (ii) all warrants to purchase Company Common Stock, including the Warrants, indicating as to each holder thereof, the number of shares of Company Common Stock subject thereto and the exercisability, exercise price and termination date therefor.

     SECTION 2.3 Subsidiaries.(a) Except for the Subsidiaries listed in Section 2.3(a) of the Company Disclosure Schedule, there are no entities 10% or more of whose out-standing voting securities or other equity interests are owned, directly or indirectly through one or more intermediaries, by the Company. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (which jurisdiction is indicated in Section 2.3(a) of the Company Disclosure

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

Schedule) and has all requisite corporate power and authority to own, operate and lease its properties and assets as and where the same are owned, operated or leased by such Subsidiary and to conduct its business as it is now being conducted. Each Subsidiary is in good standing and duly qualified or licensed as a foreign corporation to do business in each of the jurisdictions in which the location of the property and assets owned, operated or leased by such Subsidiary or the nature of the business conducted by such Subsidiary makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect. The Company has heretofore delivered to Parent complete and correct copies of each of its Subsidiaries' certificate of incorporation and by-laws (or similar organizational document), in each case as amended to and as in effect on the date hereof.

     (b) Section 2.3(b) of the Company Disclosure Schedule sets forth the authorized capital stock of each Subsidiary of the Company, the number of outstanding shares of each class of such capital stock and the Company's (or, in the case of Subsidiaries indirectly owned by the Company, a specified Subsidiary's) ownership of each such class. The Company or such Subsidiary has good and valid title to all such shares free and clear of all mortgages, pledges, claims, liens, security interests or other restrictions or encumbrances of any kind or nature whatsoever ("Encumbrances"). All of the outstanding shares of capital stock of each Subsidiary of the Company are validly issued, fully paid and nonassessable, and there are no preemptive or similar rights in respect of any shares of capital stock of any Subsidiary. All of the outstanding shares of each Subsidiary of the Company were issued in compliance with all requirements of all applicable federal and state securities laws. Except as set forth in Section 2.3(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company owns any capital stock of or other equity interest of any kind or nature in any Person.

     SECTION 2.4 No Commitments to Issue Capital Stock. Except for the Stock Options and the Warrants and as set forth in Section 2.4 of the Company Disclosure Schedule, there are no outstanding options, warrants, calls, convertible securities or other rights, agreements, commitments or other instruments pursuant to which the Company or any of its Subsidiaries is or may become obligated to authorize, issue or transfer any shares of its capital stock or any other equity interest. Except as set forth in Section 2.4 of the Company Disclosure Schedule, there are no agreements or understandings in effect among any of the stockholders of the Company or any such Subsidiary or with any other Person and by which the Company or any such Subsidiary is bound with respect to the voting, transfer, disposition or registration under the Securities Act of any shares of capital stock of the Company or any of its Subsidiaries.

     SECTION 2.5 Authorization; Execution and Delivery. The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Company, except that the Company's stockholders are required to adopt this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, subject to such stockholder approval, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Board of Directors of the Company has unanimously recommended that the stockholders of the Company adopt and approve this Agreement and the transactions contemplated hereby.

     SECTION 2.6 Governmental Approvals and Filings. No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any governmental or regulatory authority is required in order (a) to permit the Company to consummate the Merger or perform its obligations under this Agreement or (b) to prevent the termination of, or materially and adversely affect, any governmental right, privilege, authority, franchise, license, permit or certificate of the Company or any of its Subsidiaries (collectively "Governmental Licenses") to enable the Company and its Subsidiaries to own, operate and lease their properties and assets as and where such properties and assets are owned, leased or operated and to provide service and carry on their business as presently provided and conducted, or to prevent any material loss or disadvantage to the Company's business, by reason of the Merger, except for (i) filing and recording of the Certificate of Merger as required by the OGCA and an Agreement of Merger as required by the OGCA, (ii) filings and other required submissions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iii) as set forth in Section 2.6 of the Company Disclosure Schedule.

     SECTION 2.7 No Conflict. Subject to compliance with the Governmental Licenses described in Section 2.6 of the Company Disclosure Schedule and obtaining the other consents and waivers that are set forth and described in
Section 2.7 of the Company Disclosure Schedule (the "Private Consents"), neither the execution, delivery and performance of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated hereby, will
(i) conflict with, or result in a breach or violation of, any provision of the certificate of incorporation (or similar organizational document) or by-laws of the Company or any of its Subsidiaries; (ii) conflict with, result in a breach or violation of, give rise to a default, or result in the acceleration of performance, or permit the acceleration of performance, under (whether or not after the giving of notice or lapse of time or both) any Encumbrance, note, bond, indenture, guaranty, lease, license, agreement or other instrument, writ, injunction, order, judgment or decree to which the Company or any of its Subsidiaries or any of their respective properties or assets is a party or is subject; (iii) give rise to a declaration or imposition of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries; or
(iv) impair the Company's business or adversely affect any Governmental License necessary to enable the Company and its Subsidiaries to carry on their business as presently conducted, except, in the case of clauses (ii), (iii) or (iv), for any conflict, breach, violation, default, declaration, imposition or impairment that could not reasonably be expected to have a Material Adverse Effect.

     SECTION 2.8 SEC Filings.

     (a) The Company has filed all forms, reports and documents required to be filed with the SEC since January 1, 1995 and has made available to Parent (i) its Annual Reports on Form 10-KSB for the fiscal years ended December 31, 1995, 1996 and 1997; (ii) its Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, and June 30, 1998; (iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since January 1, 1995; (iv) all other reports or registration statements (other than Reports on Form 10-QSB not referred to in clause (ii) above or on Form 8-K filed before January 1, 1995) filed by the Company with the SEC since January 1, 1995; and (v) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "Company SEC Reports"). Except as disclosed in Section 2.8 of the Company Disclosure Schedule, the Company SEC Reports (i) were prepared in accordance, and complied as of their respective dates in all material respects, with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC's rules thereunder, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. To the best knowledge of the Company, the Company has filed with the SEC as exhibits for the Company SEC Reports all agreements, contracts and other documents or instruments required to be so filed, and such exhibits are correct and complete copies of such agreements, contracts and other documents or instruments. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC.

     SECTION 2.9 Financial Statements; Absence of Undisclosed Liabilities; Receivables.

     (a) The Company has heretofore delivered to Parent complete and correct copies of the following financial statements (the "Company Financial Statements"), all of which have been prepared from the books and records of the Company and its Subsidiaries in accordance with generally accepted accounting principles ("GAAP") consistently applied and maintained throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present in all material respects the financial condition of the Company and its Subsidiaries as at their respective dates and the results of their operations and cash flows for the periods covered thereby, except that unaudited interim results were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount:

          (i) audited consolidated balance sheets at December 31, 1995, 1996 and 1997 and audited consolidated statements of income, cash flows and stockholders' equity of the Company and its Subsidiaries for the fiscal years then ended, audited by Arthur Andersen LLP, independent public accountants; and

          (ii) unaudited consolidated balance sheet (the "Company Interim Balance Sheet") of the Company and its Subsidiaries as of June 30, 1998 (the "Company Interim Balance Sheet Date") and consolidated statements of income and cash flows for the six months then ended.

     Such statements of income do not contain any items of special or nonrecurring revenue or income or any revenue or income not earned in the ordinary course of business, except as expressly specified therein.

     (b) Except as and to the extent reflected or reserved against on the Company Interim Balance Sheet, neither the Company nor any of its Subsidiaries had, as of the Company Interim Balance Sheet Date, any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise) of any nature that would be required as of such date to have been included on a balance sheet prepared in accordance with GAAP. Since the Company Interim Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred or suffered to exist any liability, debt or obligation (whether absolute, accrued, contingent or otherwise), except liabilities, debt and obligations incurred in the ordinary course of business, consistent with past practice, none of which will have a Material Adverse Effect. Since the Company Interim Balance Sheet Date, there has been no material adverse change in the business, operations, assets (including intangible assets), condition (financial or otherwise), liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, and no event has occurred which is reasonably likely to cause any such material adverse change.

     (c) All receivables of the Company and its Subsidiaries (including accounts receivable, loans receivable and advances) which are reflected in the Company Interim Balance Sheet, and all such receivables which have arisen thereafter and prior to the Effective Time, have arisen or will have arisen only from bona fide transactions in the ordinary course of business and shall be fully collectible at the aggregate recorded amounts thereof (except to the extent of appropriate reserves therefor established in accordance with prior practice and GAAP) and are not and will not be subject to defense, counterclaim or offset.

     (d) To the best of the Company's knowledge, the Company's realization of goodwill and the value of customer lists purchased by the Company in each of its acquisitions is not, and at the Closing shall not be, impaired. In addition, the Company's realization of the carrying value of the real property owned by it which is located at 113 Jarrell Drive, Belle Chasse, Louisiana is not, and at the Closing shall not be, impaired based on the Company's current use of such property.

     SECTION 2.10 Certain Other Financial Representations. Since the Company Interim Balance Sheet Date, the Company's accounts payable have been accrued and paid in a manner consistent with the Company's prior practice and at no point in time since June 30, 1998, have the Company's aggregate past due accounts payable been more than $80,000.

     SECTION 2.11 Absence of Changes. Except as disclosed in the Company Financial Statements or as set forth in Section 2.11 of the Company Disclosure Schedule, since December 31, 1997, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course and neither the Company nor any of its Subsidiaries has:

          (a) amended or otherwise modified its Certificate of Incorporation or By-Laws (or similar organizational document);

          (b) issued or sold or authorized for issuance or sale, or granted any options or warrants or amended or modified in any respect of any previously granted option or warrant or made other agreements (other than this Agreement) of the type referred to in Section 2.4 with respect to, any shares of its capital stock or any other of its securities, or altered any term of any of its outstanding securities or made any change in its outstanding shares of capital stock or other ownership interests or its capitalization, whether by reason of a reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, stock dividend or otherwise or redeemed, purchased or otherwise acquired any of its or its parent's capital stock or agreed to do any of the foregoing (whether or not legally enforceable), except as a result of the exercise of Stock Options or Warrants;

          (c) recorded or accrued any item of revenue, except as a result of the provision of services in the ordinary course of business and consistent with prior practice;

          (d) incurred any indebtedness for borrowed money, entered into any lease that should be capitalized in accordance with GAAP or subjected to any Encumbrance or other restriction any of its properties, business or assets except Encumbrances or other restrictions that could not reasonably be expected to have a Material Adverse Effect;

          (e) discharged or satisfied any Encumbrance, or paid any obligation or liability, absolute, accrued, contingent or otherwise, whether due or to become due, other than current liabilities shown on the Company's consolidated balance sheet as of December 31, 1997 and current liabilities incurred since that date in the ordinary course of business and consistent with prior practice;

          (f) sold, transferred, leased to others or otherwise disposed of any material properties or assets or purchased, leased from others or otherwise acquired any material properties or assets except in the ordinary course of business;

          (g) cancelled or compromised any debt or claim or waived or released any right of substantial value;

          (h) terminated or received any notice of termination of any contract, lease, license or other agreement or any Governmental License, or suffered any damage, destruction or loss (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect;

          (i) made any change in the rate of compensation, commission, bonus or other remuneration payable, or paid, agreed, or promised (in writing or otherwise) to pay, provide or modify, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay or any other benefit or perquisite of any other kind, to any director, officer, employee, salesman or agent of the Company or any of its Subsidiaries except in the ordinary course of business consistent with prior practice and pursuant to or in accordance with plans disclosed in Section 2.14(a) of the Company Disclosure Schedule that were in effect as of December 31, 1997;

          (j) made any increase in or commitment (whether or not legally enforceable) to increase or communicated any intention to increase any employee benefits, adopted or made any commitment to adopt any additional employee benefit plan or made any contribution, other than regularly scheduled contributions, to any Employee Benefit Plan (as defined in Section 2.14(a));

          (k) lost the employment services of a senior manager or other employee of equal or higher ranking;

          (l) made any loan or advance to any Person other than travel and other similar routine advances in the ordinary course of business consistent with past practice, or acquired any capital stock or other securities of any other corporation or any ownership interest in any other business enterprise;

          (m) instituted, settled or agreed to settle any material litigation, action or proceeding before any court or governmental body relating to the Company or any Subsidiary or their respective properties or assets;

          (n) entered into any transaction, contract or commitment other than in the ordinary course of business;

          (o) changed any accounting practices, policies or procedures utilized in the preparation of the Company Financial Statements (including procedures with respect to revenue recognition, payment of accounts payable or collection of accounts receivable);

          (p) entered into any agreement or made any commitment to take any of the types of action described in subparagraphs (a) through (o) of this
     Section 2.11.

     SECTION 2.12 Tax Matters.

     (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and
(ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and

"Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the Internal Revenue Service (the "IRS") or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns, including returns required in connection with any Employee Benefit Plan (as defined in Section 2.14(a)).

     (b) The Company on behalf of itself and all of its Subsidiaries hereby represents that, other than as disclosed in Section 2.12(b) of the Company Disclosure Schedule or the Company SEC Reports: the Company and its Subsidiaries have timely filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them. All such Tax Returns are complete and correct in all material respects (except to the extent a reserve has been established as reflected in the Company Interim Balance Sheet). The Company and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required), and there are no other Taxes that would be due if asserted by a taxing authority, except with respect to which the Company is maintaining reserves unless the failure to do so could not have a Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its Subsidiaries that could have a Material Adverse Effect, (i) there are no tax liens on any assets of the Company or any of its Subsidiaries; (ii) neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) no unpaid (or unreserved) deficiencies for Taxes have been claimed, proposed or assessed by any taxing or other governmental authority with respect to the Company or any of its Subsidiaries; (iv) there are no pending or threatened audits, investigations or claims for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries; and (v) neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any currently unfiled Tax Returns. The accruals and reserves for Taxes (including deferred taxes) reflected in the Company Interim Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including Taxes being contested) in accordance with GAAP.

     (c) The Company on behalf of itself and all its Subsidiaries hereby represents that, other than as disclosed in Section 2.12(c) of the Company Disclosure Schedule or the Company SEC Reports, and other than with respect to items the inaccuracy of which could not have a Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated hereunder; (ii) neither the Company nor any of its Subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (iii) neither the Company nor any of its Subsidiaries has filed or been included in a combined, consolidated or unitary return (or substantial equivalent thereof) of any Person other than the Company and its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries is liable for Taxes of any Person other than the Company and its Subsidiaries, or currently under any contractual obligation to indemnify any Person with respect to Taxes, or a party to any tax sharing agreement or any other agreement providing for payments by the Company or any of its Subsidiaries with respect to Taxes; (v) except entities the beneficial ownership of which is wholly-owned by the Company and/or its Subsidiaries, neither the Company nor any of its Subsidiaries is a party to any joint venture, partnership or other arrangement or contract which could be treated as a partnership for United States federal income tax purposes; (vi) neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that would result (taking into account the transactions contemplated by this Agreement), separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code; (vii) the prices for any property or services (or for the use of property) provided by the Company or any of its Subsidiaries to any other Subsidiary or to the Company have been arm's length prices determined using a method permitted by the Treasury Regulations under
Section 482 of the Code; (viii) neither the Company nor any of its Subsidiaries is a "consenting corporation" under Section 341(f) of the Code or any corresponding provision of state, local or foreign law; (ix) neither the Company nor any of its Subsidiaries has made an election or is required to treat any of its assets as owned by another Person for federal income tax purposes or as tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code (or any corresponding provision of state, local or foreign law); and (x) the Company is not an investment company within the meaning of Section 368(a)(2)(F)(iii) of the Code.

     SECTION 2.13 Relations with Employees.

     (a) Except as set forth in Section 2.13(a) of the Company Disclosure
Schedule:

          (i) The Company and its Subsidiaries have satisfactory relationships with their employees.

          (ii) The Company and its Subsidiaries are and have been in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any law, rule or regulation relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, and neither the Company nor any of its Subsidiaries is or has been engaged in any unfair labor practices, except to the extent a failure to so comply could not, alone or together with any other failure, have a Material Adverse Effect.

          (iii) No collective bargaining agreement with respect to the business of the Company or any of its Subsidiaries is currently in effect or being negotiated. Neither the Company nor any of its Subsidiaries has any obligation to negotiate any such collective bargaining agreement. There are no labor unions representing, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries.

          (iv) There are no strikes, slowdowns or work stoppages pending or, to the best of the Company's knowledge, threatened with respect to the employees of the Company or any of its Subsidiaries, nor has any such strike, slowdown or work stoppage occurred or, to the best of the Company's knowledge, been threatened since January 1, 1996. There is no representation claim or petition or complaint pending before the National Labor Relations Board or any state or local labor agency and, to the best of the Company's knowledge, no question concerning representation has been raised or threatened since January 1, 1996 respecting the employees of the Company or any of its Subsidiaries.

          (v) To the best of the Company's knowledge, no charges with respect to or relating to the business of the Company or any its Subsidiaries are pending before the Equal Employment Opportunity Commission, or any state or local agency responsible for the prevention of unlawful employment practices, which could reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a contractor or subcontractor with obligations under any federal, state or local government contract.

     (c) Except as set forth in Section 2.13(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has or could have any material liability, whether absolute or contingent, including any obligations under any of the Employee Benefit Plans described in Section 2.14, with respect to any misclassification of a person as an independent contractor rather than as an employee.

     (d) Section 2.13(d) of the Company Disclosure Schedule contains a complete and correct list of all employment, management or other consulting agreements with any Persons employed or retained by the Company or any of its Subsidiaries (including independent consultants), complete and correct copies of which have been delivered to Parent.

     SECTION 2.14 Benefit Plans.

     (a) Section 2.14(a) of the Company Disclosure Schedule sets forth each employee benefit plan, policy, program, practice, agreement, understanding, arrangement or commitment (whether written or underwritten) providing compensation, benefits or perquisites of any kind, including executive compensation, deferred compensation, stock ownership, stock purchase, stock option, restricted stock, performance share, bonus and other incentive plans, pension, profit sharing, savings, thrift or retirement plans, employee stock ownership plans, life, health, dental and disability plans, vacation, severance pay, sick leave or dependent care plans, any cafeteria or tuition reimbursement plans and any "employee benefit plans" within the meaning of Section g(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (whether or not subject to ERISA), all employment, severance, golden parachute or similar agreements (individually, an "Employee Benefit Plan" and collectively, the "Employee Benefit Plans"), currently or within the past six years maintained by, contributed by or with respect to which an obligation to contribute exists on the part of the Company, any of its Subsidiaries or any other trade or business, whether or not incorporated, which, together with the Company or any Subsidiary, is treated as a single employer under Section 414 of the Code (collectively, "ERISA Affiliates"), or with respect to which the Company, any of its Subsidiaries or any ERISA Affiliate may have any liability or obligation (direct, indirect, contingent or otherwise) to any employee, former employee, director or former director (or any of their dependents or beneficiaries) of the Company or any of its Subsidiaries or to any governmental entity. There have been delivered to Parent or its counsel complete and correct copies of all written Employee Benefit Plans and any related trust agreements, insurance and other contracts and other funding arrangements, written descriptions of all unwritten Employee Benefit Plans, the current summary plan descriptions and current summaries of material modifications relating to each Employee Benefit Plan, the three most recent Forms 5500 required to have been filed with any appropriate government agency with respect to each Employee Benefit Plan, the most recent favorable determination letter issued for each Employee Benefit Plan and related trust that is intended to satisfy the qualification requirements of sections 401(a) and 501(a) of the Code (and the latest IRS form 5300 or 5307, whichever is applicable, filed with the IRS for each such Employee Benefit Plan), and all collective bargaining agreements pursuant to which an Employee Benefit Plan is maintained or contributions to an Employee Benefit Plan are or have been made.

     (b) No Employee Benefit Plan is, a "defined benefit plan" within the meaning of section 3(35) of ERISA to which ERISA applies applicable to or a plan to which the funding requirements of Section 412 of the Code or 302 of ERISA and neither the Company, any of its Subsidiaries nor any ERISA Affiliate has or could have any liability with respect to any such plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has ever contributed to, or withdrawn in a complete or partial withdrawal from, any multiemployer plan (within the meaning of Subtitle E of Title IV of ERISA) or incurred contingent liability under section 4204 of ERISA. No Employee Benefit Plan provides for medical or health benefits (through insurance or otherwise) to individuals other than current employees of the Company or any of its Subsidiaries (or spouses and dependents of such employees), except to the extent necessary to comply with "Applicable Benefits Law" (including, without limitation, section 4980B of the Code), and there has been no communication to any person that could reasonably be expected to promise or guarantee any employee, former employee (or any spouse, dependent or domestic partner of any employee or former employee) any retiree medical, life or other retiree benefits. "Applicable Benefits Law" refers to the legal requirements (whether imposed by common law, statue or regulation or otherwise) applicable to employee benefit plans sponsors thereof or their affiliates, services providers thereto or fiduciaries thereof or their affiliates or parties related thereto or their affiliates by the United States or any political subdivision thereof (including any requirements enforced by the IRS with respect to employee benefit plans intended to confer tax benefits on the Company, any of its Subsidiaries or any of their respective employees).

     (c) Each Employee Benefit Plan (and each related trust, insurance contract and fund) is in compliance in all material respects in form and in operation with all applicable requirements of Applicable Benefits Law (including ERISA and the Code), and is being administered in all material respects in accordance with all relevant plan documents to the extent consistent with Applicable Benefits Law. There has been no prohibited transaction with respect to any Employee Benefit Plan which would result in the imposition of any material unpaid excise tax. No Employee Benefit Plan is under investigation or audit by the Department of Labor or Internal Revenue Service other than as part of a routine tax audit of the Company. There are no legal actions or suits pending or, to the best of the Company's knowledge, threatened against or with respect to any Employee Benefit Plan or the assets of any such Employee Benefit Plan or against any fiduciary of any such Employee Benefit Plan and the Company has no knowledge of any facts that could give rise to any such actions. There has been full compliance in all material respects with the notice and continuation requirements of section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA, and the requirement of Part 7 of Subtitle B of Title I of ERISA and
Section 9801, et. seq. of the Code applicable to any Employee Benefit Plan. No event has occurred or reasonably is expected to occur as a result of which the Company, any Subsidiary or any ERISA Affiliate, directly or indirectly, could be subject to any material Liability (including under any indemnity or hold harmless agreement) under ERISA or the

Code or any other Applicable Benefits Law, including, without limitation, section 4971, 4975 or 4976 of the Code or section 406, 409, 502(i) and 502(l) of the Code.

     (d) Except as provided in Section 2.14 (d) of the Company Disclosure Statement, no provision of any Employee Benefit Plan becomes effective in the event of a change in control of the employer maintaining such Employee Benefit Plan. Neither the Company nor any of its Subsidiaries has agreed to or has announced any plan or commitment (whether or not legally binding) to create any new employee benefit plan or, with respect to any existing Employee Benefit Plan, to increase the benefits or change in employee coverage in an amount that could increase the expense of maintaining such Employee Benefit Plan or to terminate any Employee Benefit Plan. No provision of any Employee Benefit Plan prohibits the employer maintaining it from amending or terminating such Employee Benefit Plan at any time and to the fullest extent that law permits. Except as provided in Section 2.14 (d) of the Company Disclosure Schedule, the consummation of the Merger or any other transaction contemplated by this Agreement, either alone or in combination of any other event, will not (i) result in an increase in the amount of compensation or benefits or accelerate the vesting or timing of payment of any benefits or compensation payable under any Employee Benefit Plan in respect of any employee or former employee of the Company or any of its Subsidiaries, (ii) entitle any such current or former employee to any benefits or payment, or (iii) result in any "Parachute Payment" under Section 280 G of the Code, whether or not such payment is considered reasonable compensation for services rendered. No employee or former employee of the Company or any of its Subsidiaries will be entitled to any severance benefits under the terms of any Employee Benefit Plan solely by reason of the consummation of the Merger or any other transaction contemplated by this Agreement.

     (e) No leased employee (within the meaning of section 414(n) or (o) of the Code) performs any services for the Company or any of its Subsidiaries.

     (f) All actions required to be taken on behalf of any Employee Benefit Plan that is a stockholder of the Company, in order to effectuate the Merger or the other transactions contemplated by this Agreement, shall have been duly authorized by the appropriate fiduciaries of such Employee Benefit Plan, and shall comply in all material respects with the terms of such Employee Benefit Plan, ERISA and other applicable laws.

     (g) Except as set forth in Section 2.14(g) of the Company Disclosure Schedule, there are no material liabilities, whether absolute or contingent, of the Company or its Subsidiaries relating to workers compensation benefits that are not fully insured against by a bona fide third-party insurance carrier. Except as set forth in Section 2.14(g) of the Company Disclosure Schedule, with respect to each workers' compensation arrangement that is funded wholly or partially through an insurance policy or public or private fund, all premiums required to have been paid to date under the insurance policy or fund have been paid, all premiums required to be paid under the insurance policy or fund through the Closing Date will have been paid on or before the Closing Date and, as of the Closing Date, there will be no material liability of the Company or any of its Subsidiaries under any such insurance policy, fund or ancillary agreement with respect to such insurance policy or fund in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.

     SECTION 2.15 Title to Properties. Except as set forth in Section 2.15 of the Company Disclosure Schedule, the Company and each of its Subsidiaries have good and indefeasible title to all of their properties and assets, free and clear of all Encumbrances, except liens for taxes not yet due and payable and such Encumbrances or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect, and except for Encumbrances which secure indebtedness reflected in the Company Interim Balance Sheet.

     SECTION 2.16 Compliance with Laws; Legal Proceedings. (a) Neither the Company nor any of its Subsidiaries is in violation of, or in default with respect to, any applicable law, statute, regulation, ordinance, writ, injunction, order, judgment, decree or any Governmental License, including any federal state or local law regarding or relating to trespass or violations of privacy rights, which violation or default could reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, there is no order, writ, injunction, judgment or decree outstanding and no legal, administrative, arbitration or other governmental proceeding or investigation pending or, to the best of the Company's knowledge, threatened, and there are no claims (including unasserted claims of which the Company is aware) against or relating to the Company or any of its Subsidiaries or any of their respective properties, assets or businesses. There is no legal, administrative or other governmental proceeding or investigation pending or, to the best of the Company's knowledge, threatened against the Company or any of its Subsidiaries, or any of their respective directors or officers, as such, that relates to this Agreement, the Merger or any of the transactions contemplated hereby. None of the items listed in Section 2.16(b) of the Company Disclosure Schedule could reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have been defendants (either originally, by counter-claim or impleading) in only 15 legal proceedings which have either been filed in the past five (5) fiscal years or are currently pending (all as set forth in Section 2.16(b) of the Company Disclosure Schedule). Except as set forth in Section 2.16(b) of the Company Disclosure Schedule, none of the legal proceedings set forth in Section 2.16(b) of the Company Disclosure Schedule has had or, to the best of the Company's knowledge, will have a Material Adverse Effect.

     SECTION 2.17 Brokers. Except for Mallon & Associates (whose fees shall be paid by the Company and shall in the aggregate not exceed $500,000), no broker, finder or investment advisor acted, directly or indirectly, as such for the Company, any Subsidiary of the Company or any stockholder of the Company in connection with this Agreement or the Merger, and no broker, finder, investment advisor or other Person is entitled to any fee or other commission, or other remuneration, in respect thereof based in any way on any action, agreement, arrangement or understanding taken or made by or on behalf of the Company, any Subsidiary of the Company or any stockholder of the Company.

     SECTION 2.18 Intellectual Property. (a) The Company and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its Subsidiaries as currently conducted, except as would not reasonably be expected to have a Material Adverse Effect.

     (b) Except as disclosed in Section 2.18(b) of the Company Disclosure Schedule or the Company SEC Reports or as could not reasonably be expected to have a Material Adverse Effect: (i) The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any patents, trademarks, service marks or copyrights owned by others ("Company Third-Party Intellectual Property Rights"); (ii) No claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by the Company or any of its Subsidiaries (the "Company Intellectual Property Rights"), any trade secret material to the Company, or Company Third Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of Company Third Party Intellectual Property Rights by or through the Company or any of its Subsidiaries, are currently pending or, to the best of the Company's knowledge, have been threatened by any Person; or
(iii) The Company does not know of any valid grounds for any bona fide claims
(1) to the effect that the sale, licensing or use of any product or service as now sold, licensed or used, or proposed for sale, license or use by the Company or any of its Subsidiaries infringes on any copyright, patent, trademark, service mark or trade secret; (2) against the use by the Company or any of its Subsidiaries, of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its Subsidiaries as currently conducted or as proposed to be conducted; (3) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or other trade secret material to the Company; or (4) challenging the license or legally enforceable right to use of Company Third Party Intellectual Rights by the Company or any of its Subsidiaries.

     (c) To the best of the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

     SECTION 2.19 Insurance. Except as set forth in Section 2.19 of the Company Disclosure Schedule, all material fire and casualty, general liability, business interruption, product liability and other insurance policies maintained by the Company and its Subsidiaries are with reputable insurers, provide adequate coverage for all normal risks incident to the Company's and its Subsidiaries' assets, properties and business operations and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar perils or hazards. Neither the Company nor any of its Subsidiaries has, since January 1, 1996, been denied or had revoked or rescinded any policy of insurance.

     SECTION 2.20 Contracts; etc. (a) Set forth on Section 2.20 of the Company Disclosure Schedule is a complete and correct list of each of the following agreements, leases and other instruments, both oral and written, to which the Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries or their respective properties or assets are bound:

          (i) each service or other similar type of agreement under which services are provided by any other Person to the Company or any Subsidiary which is material to the business of the Company and its Subsidiaries taken as a whole;

          (ii) each agreement that restricts the operation of the business of the Company or any of its Subsidiaries or the ability of the Company or any of its Subsidiaries to solicit customers or employees;

          (iii) each operating lease (as lessor, lessee, sublessor or sublessee) that is material to the Company and its Subsidiaries taken as a whole of any real or tangible personal property or assets;

          (iv) each agreement under which services are provided by the Company or any Subsidiary to any material customer;

          (v) each agreement (including capital leases) under which any money has been or may be borrowed or loaned or any note, bond, indenture or other evidence of indebtedness has been issued or assumed (other than those under which there remain no ongoing obligations of the Company or any of its Subsidiaries), and each guaranty of any evidence of indebtedness or other obligation, or of the net worth, of any Person (other than endorsements for the purpose of collection in the ordinary course of business);

          (vi) each partnership, joint venture or similar agreement;

          (vii) each agreement containing restrictions with respect to the payment of dividends or other distributions in respect of the Company's or any Subsidiary's capital stock;

          (viii) each agreement to make unpaid capital expenditures in excess of $50,000;

          (ix) each agreement providing for accelerated or special payments as a result of the Merger, including any shareholder rights plan or other instrument commonly referred as a "poison pill."

     A complete and correct copy of each written agreement, lease or other type of document, and a true, complete and correct summary of each oral agreement, lease or other type of document, required to be disclosed pursuant to this
Section 2.20(a) has been previously delivered to Parent.

     (b) Each agreement, lease or other type of document required to be disclosed pursuant to Sections 2.13, 2.14 or 2.20(a) or filed as an exhibit to the Company SEC Reports to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets is bound (collectively, the "Company Contracts"), except for Company Contracts, the loss of which could not reasonably be expected to have a Material Adverse Effect, is valid, binding and in full force and effect and is enforceable by the Company or such Subsidiary in accordance with its terms. Neither the Company nor any such Subsidiary is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Company Contracts, and, to the best of the Company's knowledge, no other party to any of the Company Contracts is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Company Contracts, where such breach or default could reasonably be expected to have a Material Adverse Effect. No existing or completed agreement to which the Company or any of its Subsidiaries is a party is subject to renegotiation with any governmental body.

     SECTION 2.21 Permits, Authorizations, etc. Section 2.21 of the Company Disclosure Schedule sets forth all Governmental Licenses and each other material approval, authorization, consent, license, certificate, order or other permit of any governmental agencies, whether federal, state, local or foreign, necessary to enable the Company and its Subsidiaries to own, operate and lease their properties and assets as and where such properties and assets are owned, leased or operated and to provide service and carry on their business as presently provided and conducted (collectively, the "Company Permits") or required to permit the continued conduct of such business following the Merger in the manner conducted on the date of this Agreement (indicating in each case whether or not the consent of any Person is required for the consummation of the transactions contemplated hereby). The Company has all necessary Company Permits of all governmental agencies, whether federal, state, local or foreign, all of which are valid and in good standing with the issuing agencies and not subject to any proceedings for suspension, modification or revocation, except for such Company Permits which could not reasonably be expected to have a Material Adverse Effect.

     SECTION 2.22 Environmental Matters. (a) For purposes of this Agreement, the capitalized terms defined below shall have the meanings ascribed to them below.

          (i) "Environmental Claim" means any accusation, allegation, notice of violation, action, claim, lien, demand, abatement or other order or direction (conditional or otherwise) by any governmental agency or entity or any other Person for personal injury (including sickness, disease or death), tangible or intangible property damage, damage to the environment, nuisance, pollution, contamination or other adverse effects an the environment, or for fines, penalties or restrictions resulting from or based upon (a) the existence, or the continuation of the existence, of a Release (including, without limitation, sudden or non-sudden accidental or non-accidental Releases) of, or exposure to, any Hazardous Substance, odor or audible noise in, into or onto the environment (including, without limitation, the air, soil, surface water or groundwater) at, in, by, from or related to any property owned, operated or leased by the Company or any of its Subsidiaries or any activities or operations thereof; (b) the transportation, storage, treatment or disposal of Hazardous Substances in connection with any property owned, operated or leased by the Company or any of its Subsidiaries or its operations or facilities; or (c) the violation, or alleged violation, of any Environmental Law or Environmental Permit of or from any governmental agency or entity relating to environmental matters connected with any property owned, leased or operated by the Company and any of its Subsidiaries.

          (ii) "Environmental Law(s)" means all federal, state or local law (including common law), statute, ordinance, rule, regulation, code, or other requirement relating to the environment, natural resources, or public or employee health and safety and includes, but is not limited to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA"), 42 U.S.C. sec. 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. sec. 1801 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. sec. 6901 et seq., the Clean Water Act, 33 U.S.C. Section sec. 1251 et seq., the Clean Air Act, 33 U.S.C. sec. 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. sec. 651 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes and any applicable transfer statutes.

          (iii) "Environmental Permits" means all approvals, authorizations, consents, permits, licenses, registrations and certificates required by any applicable Environmental Law.

          (iv) "Hazardous Substance(s)" means, without limitation, any flammable explosives, radioactive materials, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum and petroleum products (including but not limited to waste petroleum and petroleum products), methane, hazardous materials, hazardous wastes, pollutants, contaminants and hazardous or toxic substances, as defined in or regulated under any applicable Environmental Laws.

          (v) "Release" means any past or present spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Substance into the Environment.

     (b) The Company and each Subsidiary of the Company has obtained all Environmental Permits required for each of their businesses and facilities except for such Environmental Permits the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries (i) are in compliance with all terms and conditions of their Environmental Permits and of any applicable Environmental Law, except for such failure to be in compliance that could not reasonably be expected to have Material Adverse Effect; (ii) have not received notice of any violation by or claim against the Company or any such Subsidiary under any Environmental Law; and (iii) are not aware of any facts or circumstances related to their businesses and facilities likely to give rise to an Environmental Claim that could reasonably be expected to have a Material Adverse Effect.

     (c) There have been no Releases, or threatened Releases of any Hazardous Substances into, on or under any of the properties owned or operated (or formerly owned or operated) by the Company or any such Subsidiary, in any case in such a way as to create any liability (including the costs of investigation and remediation) under any applicable Environmental Law that could reasonably be expected to have a Material Adverse Effect.

     (d) Neither the Company nor any of its Subsidiaries has been identified as a potentially responsible party at any federal or state National Priority List ("Superfund") site, and neither the Company nor any of its Subsidiaries has transported, disposed of, or arranged for the disposal of any Hazardous Substances.

     SECTION 2.23 Company Acquisitions. Section 2.23 of the Company Disclosure Schedule hereto contains a complete and correct list of all agreements ("Acquisition Agreements") executed by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries has acquired or agreed to acquire all or any part of the stock or assets (including any customer list) of any Person. A complete and correct copy of each of the Acquisition Agreements has been delivered to Parent. Neither the Company nor any such Subsidiary has any further obligation or liability under any of the Acquisition Agreements or as a result of the transactions provided for therein, except as described in reasonable detail in Section 2.23 of the Company Disclosure Schedule.

     SECTION 2.24 Books and Records. All accounts, books, ledgers and official and other records prepared and kept by the Company and its Subsidiaries have been kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein. Such records of the Company are located at the Company's offices in Oklahoma City, Oklahoma and Gretna, Louisiana.

     SECTION 2.25 Interested Party Transactions.  Except as set forth in Section
2.25 of the Company Disclosure Schedule or the Company SEC Reports, since January 1, 1997 no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-B promulgated by the SEC.

     SECTION 2.26 Opinion of Financial Advisor. The Company has been advised by its financial advisor, Jesup & Lamont Securities Corporation, to the effect that in its opinion, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of Shares.

     SECTION 2.27 Pooling Matters. To the best knowledge of the Company, the Company has provided to Parent and its independent accountants all information concerning actions taken or agreed to be taken by the Company or any of its Affiliates on or before the date of this Agreement that could reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests. The Company has fully, completely and accurately responded to all requests for information made by its independent accountants. The Company has provided to Parent a letter from its independent public accountants to the effect that, after review, such accountants know of no reason relating to the Company that would prevent the Parent from accounting for the Merger as a pooling of interests.

     SECTION 2.28 Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company with respect to the Company and its Subsidiaries and their respective officers, directors, stockholders and other Affiliates (collectively, the "Company Information") for inclusion in the Registration Statement (as defined in Section 3.23) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Company Information supplied by the Company for inclusion in the proxy statement/prospectus (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") to be sent to the stockholders of the Company in connection with the meeting of the stockholders of the Company to consider the Merger (the "Company Stockholders Meeting") will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Company Stockholders Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which it shall be omitted, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or its Subsidiaries or any of their respective officers, directors, stockholders or other Affiliates should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent. The Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Proxy Statement/Prospectus.

     SECTION 2.29 Bank Accounts and Powers of Attorney. Section 2.29 of the Company Disclosure Schedule sets forth the name of each bank in which the Company and its Subsidiaries have an account, lock box or safe deposit box, the number of each such account, lock box or safe deposit box and the names of the Persons authorized to draw thereon or have access thereto. Except as set forth on Section 2.29 of the Company Disclosure Schedule, no Person holds any power of attorney from the Company or any of its Subsidiaries.

     SECTION 2.30 Certain Payments. Neither the Company nor any of its Subsidiaries nor any director, officer, agent, or employee thereof, or to the knowledge of the Company, any other Person associated with or acting for or on behalf of the Company, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company or any affiliate of the Company, or (iv) in violation of any legal requirement, or
(b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

     SECTION 2.31 Customers; Customer Relationships. Section 2.31 of the Company Disclosure Schedule sets forth a complete list of the 15 largest clients and customers of the Company in each of the last two years and in the nine months ended September 30, 1998, including the amounts they paid to the Company in each such year and nine month period. To the knowledge of the Company, there are no facts or circumstances that are likely to result in the loss of any such client or customer of the Company or a material change in the relationship of the Company with any such client or customer.

     SECTION 2.32 Year 2000 Compliance.  Except as otherwise disclosed in
Section 2.32 of the Company Disclosure Schedule, the internal computer systems of the Company are Year 2000 compliant or will be so compliant by December 31, 1998. The Company believes that all of its vendors and suppliers are using computer systems which are Year 2000 compliant, except where the failure to be so compliant could not be reasonable expected to have a Material Adverse Effect on the Company.

                                  ARTICLE III

                       REPRESENTATIONS AND WARRANTIES OF
                             PARENT AND MERGER SUB

     Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company that, except as set forth in the written disclosure schedule delivered by Parent to the Company (the "Parent Disclosure Schedule"):

     SECTION 3.1 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, operate and lease its properties and assets as and where the same are owned, operated or leased and to conduct its business as it is now being conducted. Parent is in good standing and duly qualified or licensed as a foreign corporation to do business in those jurisdictions in which the location of the property and assets owned, operated or leased by Parent or the nature of the business conducted by Parent makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect. Parent has heretofore delivered to the Company complete and correct copies of Parent's Certificate of Incorporation and By-laws, as amended to and as in effect on the date hereof.

     SECTION 3.2 Capitalization. (a) The authorized capital stock of Parent consists of 50,000,000 shares of Parent Common Stock and 1,000,000 shares of Parent Preferred Stock, par value $0.01 per share. As of September 30, 1998, 17,751,569 shares of Parent Common Stock and no shares of Parent Preferred Stock are issued and outstanding.

     (b) All outstanding shares of Parent Common Stock are validly issued and outstanding, fully paid and nonassessable and there are no preemptive or similar rights in respect of Parent Common Stock. All outstanding shares of Parent Common Stock issued since January 1, 1996 were issued in compliance with all requirements of all applicable federal and state securities laws.

     SECTION 3.3 Subsidiaries. (a) The Subsidiaries of Parent listed in the exhibits to Parent's SEC Reports (as defined in Section 3.7) constitute the only material Subsidiaries of Parent. Each Subsidiary of Parent is a corporation duly organized, validly existing and, in each jurisdiction in which the concept of "good standing" is applicable, is in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, operate and lease its properties and assets as and where the same are owned, operated or leased by such Subsidiary and to conduct its business as it is now being conducted. Each of the Subsidiaries of Parent which are incorporated in jurisdictions in which the concept of "good standing" is applicable is in good standing and duly qualified or licensed as a foreign corporation to do business in each of such jurisdictions in which the location of the property and assets owned, operated or leased by such Subsidiary or the nature of the business conducted by such Subsidiary makes such qualification or licensing necessary, except where the failure to be so qualified or licensed could not reasonably be expected to have a Material Adverse Effect.

     (b) Except as set forth in Section 3.3(b) of the Parent Disclosure Schedule, Parent or a Subsidiary of Parent has good and valid title to all shares of each such Subsidiary owned by Parent or another Subsidiary of Parent, free and clear of all Encumbrances. All of the outstanding shares of capital stock of each Subsidiary of Parent are validly issued, fully paid and nonassessable, and there are no preemptive or similar rights in respect of any shares of capital stock of any such Subsidiary.

     SECTION 3.4 Authorization; Execution and Delivery. Parent and Merger Sub each has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent or Merger Sub of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms. The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly reserved and authorized for issuance upon consummation of the Merger and when issued pursuant to and in accordance with this Agreement will be duly authorized, validly issued, fully paid and nonassessable shares of Parent Common Stock.

     SECTION 3.5 Governmental Approvals and Filings. No approval, authorization, consent, license, clearance or order of, declaration or notification to, or filing or registration with, any governmental or regulatory authority is required in order (a) to permit Parent or Merger Sub to consummate the Merger or perform its obligations under this Agreement or (b) to prevent the termination of, or materially and adversely affect, any Governmental License of Parent or any of its Subsidiaries to enable Parent and its Subsidiaries to own, operate and lease their properties and assets as and where such properties and assets are owned, leased or operated and to provide its services or carry on its business, or to prevent any material loss or disadvantage to Parent's business, by reason of the Merger, except for (i) filing and recording of the Certificate of Merger as required by the OGCA, (ii) filings and other required submissions under the HSR Act and (iii) as set forth in Section 3.5 of the Parent Disclosure Schedule.

     SECTION 3.6 No Conflict. Subject to compliance with any Governmental Licenses described in Section 3.6 of the Parent Disclosure Schedule and obtaining the consents and waivers that are set forth and described in Section
3.6 of the Parent Disclosure Schedule (the "Private Consents"), neither the execution, delivery and performance of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, will (i) conflict with, or result in a breach or violation of, any provision of the certificate of incorporation (or similar organizational document) or by-laws of Parent or any of its Subsidiaries; (ii) conflict with, result in a breach or violation of, give rise to a default, or result in the acceleration of performance, or permit the acceleration or performance, under (whether or not after the giving of notice or lapse of time or both) any Encumbrance, note, bond, indenture, guaranty, lease, license, agreement or other instrument, writ, injunction, order, judgment or decree to which Parent or any of its Subsidiaries or any of their respective properties or assets is subject;
(iii) give rise to a declaration or imposition of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries; or (iv) impair Parent's business or adversely affect any Governmental License necessary to enable Parent and its Subsidiaries to carry on their business as presently conducted, except, in the cases of clauses (ii), (iii) or (iv), for any conflict, breach, violation, default, declaration, imposition or impairment that could not reasonably be expected to have a Material Adverse Effect.

     SECTION 3.7 SEC Filings. (a) The Parent has filed all forms, reports and documents required to be filed with the SEC since the initial public offering of the Parent Common Stock on November 13, 1996 (the "IPO"), and has made available to the Company (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1996 and 1997; (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, and June 30, 1998; (iii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since the IPO; (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above or on Form 8-K filed before January 1, 1997) filed by Parent with the SEC since January 1, 1996; and
(v) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). Except as disclosed in Section 3.7 of the Parent Disclosure Schedule, the Parent SEC Reports (i) were prepared in accordance, and complied as of their respective dates in all material respects, with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Parent has filed with the SEC as exhibits to the Parent SEC Reports all agreements, contracts and other documents or instruments required to be so filed, and such exhibits are correct and complete copies of such agreements, contracts and other documents or instruments. None of Parent's Subsidiaries is required to file any forms, reports or other documents with the SEC.

     SECTION 3.8 Financial Statements; Absence of Undisclosed Liabilities. (a) Parent has heretofore delivered to the Company complete and correct copies of the following financial statements (collectively, the "Parent Financial Statements"), all of which have been prepared from the books and records of Parent and its Subsidiaries in accordance with GAAP consistently applied and maintained throughout the periods indicated (except as may be indicated in the notes thereto) and fairly present in all material respects the financial condition of Parent and its Subsidiaries as at their respective dates and the results of their operations and cash flows for the periods covered thereby, except that unaudited interim results were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount:

          (i) audited consolidated balance sheets at December 31, 1996 and 1997 and audited consolidated statements of income, cash flows and stockholders' equity of Parent and its Subsidiaries for the fiscal years then ended, audited by Arthur Andersen LLP, independent public accountants; and

          (ii) unaudited consolidated balance sheet (the "Parent Interim Balance Sheet") of Parent and its Subsidiaries as at June 30, 1998 (the "Parent Interim Balance Sheet Date") and consolidated statements of income and cash flows for the six months then ended.

     Such statements of income do not contain any items of special or nonrecurring revenue or income or any revenue or income not earned in the ordinary course of business, except as expressly specified therein.

     (b) Except as and to the extent reflected or reserved against on the Parent Interim Balance Sheet, and except for liabilities which will not have a Material Adverse Effect, neither Parent nor any of its Subsidiaries had, as of the Parent Interim Balance Sheet Date, any liabilities, debts or obligations (whether absolute, accrued, contingent or otherwise) of any nature that would be required as of such date to have been included on a balance sheet prepared in accordance with GAAP. Since the Parent Interim Balance Sheet Date, neither Parent nor any of its Subsidiaries has incurred or suffered to exist any liability, debt or obligation (whether absolute, accrued, contingent or otherwise), except liabilities, debt and obligations incurred in the ordinary course of business, consistent with past practice, none of which will have a Material Adverse Effect. Since the Parent Interim Balance Sheet Date, there has been no material adverse change in the business, operations, assets (including intangible assets), condition (financial or otherwise), liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, and no event has occurred which is reasonably likely to cause any such material adverse change.

     SECTION 3.9 Absence of Changes. Except as set forth in Section 3.9 of the Parent Disclosure Schedule, since the Parent Interim Balance Sheet Date, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course, and neither Parent nor any of its Subsidiaries has:

          (a) amended or otherwise modified its Certificate of Incorporation or By-Laws (or similar organizational document);

          (b) sold, transferred, leased to others or otherwise disposed of any material properties or assets or except in the ordinary course of business;

          (c) terminated or received any notice of termination of any contract, lease, license or other agreement or any Governmental License, or suffered any damage, destruction or loss (whether or not covered by insurance), that could reasonably be expected to have a Material Adverse Effect;

          (d) entered into any transaction, contract or commitment other than in the ordinary course of business;

          (e) changed any accounting practices, policies or procedures utilized in the preparation of the Parent Financial Statements (including procedures with respect to revenue recognition, payment of accounts payable and collection of accounts receivable);

          (f) entered into any agreement or made any commitment to take any of the types of action described in subparagraphs (a) through (e) of this
     Section 3.9.

     SECTION 3.10 Tax Matters. Parent on behalf of itself and all of its Subsidiaries hereby represents that, other than as disclosed in Section 3.10(a) of the Parent Disclosure Schedule or the Parent SEC Reports, Parent and its Subsidiaries have timely filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them. All such Tax Returns are complete and correct in all material respects (except to the extent a reserve has been established as reflected in the Parent Interim Balance Sheet). Parent and its Subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required), and there are no other Taxes that would be due if asserted by a taxing authority, except with respect to which Parent is maintaining reserves unless the failure to do so could not have a Material Adverse Effect. Except as does not involve or would not result in liability to Parent or any of its Subsidiaries that could have a Material Adverse Effect, (i) there are no tax liens on any assets of Parent or any of its Subsidiaries; (ii) neither Parent nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax; (iii) no unpaid (or unreserved) deficiencies for Taxes have been claimed, proposed or assessed by any taxing or other governmental authority with respect to Parent or any of its Subsidiaries; (iv) there are no pending or threatened audits, investigations or claims for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries; and (v) neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any currently unfiled Tax Returns. The accruals and reserves for Taxes (including deferred taxes) reflected in the Parent Interim Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including Taxes being contested) in accordance with GAAP.

     SECTION 3.11 Relations with Employees.  (a) Except as set forth in Section
3.11 of the Parent Disclosure Schedule:

          (a) Parent and its Subsidiaries have satisfactory relationships with their employees in all material respects.

          (b) Parent and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, and neither Parent nor any of its Subsidiaries is engaged in any unfair labor practices, except to the extent a failure to so comply could not have a Material Adverse Effect.

          (c) To the best of Parent's knowledge, no charges with respect to or relating to the business of Parent or any its Subsidiaries are pending before the Equal Employment Opportunity Commission, or any state or local agency responsible for the prevention of unlawful employment practices, which could reasonably be expected to have a Material Adverse Effect.

     SECTION 3.12 Benefit Plans. (a) Complete and correct copies of all material written Employee Benefit Plans of Parent and its Subsidiaries have been filed as exhibits to the Parent's SEC Reports.

     (b) No Employee Benefit Plan of Parent or any of its Subsidiaries is, and no employee benefit plan formerly maintained by Parent and/or any of its Subsidiaries was, a "defined benefit plan" within the meaning of section 3(35) of ERISA to which ERISA applies. Neither the Parent nor any of its Subsidiaries has ever contributed to, or withdrawn in a complete or partial withdrawal from, any multiemployer plan (within the meaning of Subtitle E of Title IV of ERISA) or incurred contingent liability under section 4204 of ERISA.

     (c) Each Employee Benefit Plan of Parent and its Subsidiaries (and each related trust, insurance contract and fund) is in compliance in all material respects in form and in operation with all applicable requirements of Applicable Benefits Law (including ERISA and the Code), and is being administered in all material respects in accordance with all relevant plan documents to the extent consistent with Applicable Benefits Law. There has been no prohibited transaction with respect to any Employee Benefit Plan of Parent or any of its Subsidiaries which would result in the imposition of any material unpaid excise tax. No Employee Benefit Plan of Parent or any of its Subsidiaries is under investigation or audit by the Department of Labor or Internal Revenue Service other than as part of a routine tax audit of Parent. There are no legal actions or suits pending or, to the best of Parent's knowledge, threatened against any Employee Benefit Plan of Parent or any of its Subsidiaries or the assets of any such Employee Benefit Plan or against any fiduciary of any such Employee Benefit Plan and Parent has no knowledge of any facts that could give rise to any such actions. There has been full compliance in all material respects with the notice and continuation requirements of section 4980B of the Code applicable to any Employee Benefit Plan of Parent and its Subsidiaries.

     (d) At no time since the organization of Parent or any of its Subsidiaries has any entity (other than Parent or any such Subsidiary) been an "ERISA affiliate" of Parent, any such Subsidiary, or both.

     SECTION 3.13 Compliance with Laws; Legal Proceedings. (a) Neither Parent nor any of its Subsidiaries is in violation of, or in default with respect to, any applicable statute, regulation, ordinance, writ, injunction, order, judgment, decree or any Governmental License which violation or default could reasonably be expected to have a Material Adverse Effect.

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     (b) Except as set forth in Section 3.13(b) of the Parent Disclosure
Schedule or in the Parent SEC Reports, there is no order, writ, injunction, judgment or decree outstanding and no legal, administrative, arbitration or other governmental proceeding or investigation pending or, to the best of Parent's knowledge, threatened, and there are no claims (including unasserted claims of which Parent is aware) against Parent or any of its Subsidiaries or any of their respective properties, assets or businesses that could reasonably be expected to have a Material Adverse Effect or against Parent or any of its directors or officers, as such, that relate to this Agreement, the Merger or the other transactions contemplated hereby.

     SECTION 3.14 Brokers. Except for J. Jeffrey Brausch & Co., no broker, finder or investment advisor acted directly or indirectly as such for Parent, any Subsidiary of Parent or any stockholder of Parent in connection with this Agreement or the Merger, and no broker, finder, investment advisor or other Person is entitled to any fee or other commission, or other remuneration, in respect thereof based in any way on any action, agreement, arrangement or understanding taken or made by or on behalf of Parent, any Subsidiary of Parent or any stockholder of the Parent.

     SECTION 3.15 Intellectual Property. (a) Parent and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of Parent and its Subsidiaries as currently conducted, except as could not reasonably be expected to have a Material Adverse Effect.

     (b) To the best of the Parent's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the foregoing by any third party, including any employee or former employee of the Parent or any of its Subsidiaries.

     SECTION 3.16 Insurance. Except as set forth in Section 3.16 of the Parent Disclosure Schedule, all material fire and casualty, general liability, business interruption, product liability and other insurance policies maintained by Parent and its Subsidiaries are with reputable insurers, provide adequate coverage for all normal risks incident to Parent's and its Subsidiaries' assets, properties and business operations and are in character and amount at least equivalent to that carried by Persons engaged in a business subject to the same or similar perils or hazards.

     SECTION 3.17 Contracts; etc. Each agreement, lease or other type of document required to be disclosed pursuant to Section 3.12 or filed as an exhibit to the Parent's SEC Reports to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or their respective properties or assets are bound (collectively, the "Parent Contracts"), except for Parent Contracts, the loss of which could not reasonably be expected to have a Material Adverse Effect, is valid, binding and in full force and effect and is enforceable by Parent or such Subsidiary in accordance with its terms. Neither Parent nor any such Subsidiary is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Parent Contracts, and, to the best of Parent's knowledge, no other party to any of the Parent Contracts is (with or without the lapse of time or the giving of notice, or both) in breach of or in default under any of the Parent Contracts, where such breach or default could reasonably be expected to have a Material Adverse Effect.

     SECTION 3.18 Permits, Authorizations, etc. All Governmental Licenses and each other material approval, authorization, consent, license, certificate, order or other permit of all governmental agencies, whether federal, state, local or foreign, necessary to enable Parent and its Subsidiaries to own, operate and lease their properties and assets as and where such properties and assets are owned, leased or operated and to provide service and carry on their business as presently provided and conducted or required to permit the continued conduct of such business following the Merger in the manner conducted on the date of this Agreement (collectively, the "Parent Permits") are valid and in good standing with the issuing agencies and not subject to any proceedings for suspension, modification or revocation, except for such Parent Permits which could not reasonably be expected to have a Material Adverse Effect.

     SECTION 3.19 Environmental Matters. (a) Parent and each Subsidiary of Parent has obtained all Environmental Permits that are required for the lawful operation of its business except for such Environmental
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Permits the failure of which to obtain could not reasonably be expected to have a Material Adverse Effect. Parent and its Subsidiaries (i) are in compliance with all terms and conditions of their Environmental Permits and are in compliance with and not in default under any applicable Environmental Law, except for such failure to be in compliance that could not reasonably be expected to have Material Adverse Effect, and (ii) have not received written notice of any material violation by or material claim against Parent or any such Subsidiary under any Environmental Law.

     (b) There have been no Releases or threatened Releases of any Hazardous Substances (i) into, on or under any of the properties owned or operated (or formerly owned or operated) by Parent or any such Subsidiary in such a way as to create any liability (including the costs of investigation or remediation) under any applicable Environmental Law that could reasonably be expected to have a Material Adverse Effect.

     (c) Neither the Parent or its Subsidiaries have been identified as a potentially responsible party at any federal or stated National Priority List ("superfund") site.

     SECTION 3.20 Books and Records. All accounts, books, ledgers and official and other records prepared and kept by Parent and its Subsidiaries have been kept and completed in all material respects, and there are no material inaccuracies or discrepancies contained or reflected therein.

     SECTION 3.21 Pooling Matters. Parent has provided to the Company and its independent accountants all information concerning actions taken or agreed to be taken by Parent or any of its Affiliates on or before the date of this Agreement that could reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests.

     SECTION 3.22 Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of the Company in Section 2.28, the registration statement (the "Registration Statement") pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the SEC shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by Parent in writing specifically for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders or at the time of the Company Stockholders Meeting, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which it shall be omitted, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent or any of its respective Affiliates, officers or directors should be discovered by Parent which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent shall promptly inform the Company. The Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any Company Information which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Proxy Statement/Prospectus.

     SECTION 3.23 Ownership of Merger Sub; No Prior Activities. (a) Merger Sub is a direct, wholly-owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

     (b) As of the date hereof and the Effective Time, expect for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and expect for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or

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

engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

                                   ARTICLE IV
                     CONDUCT OF BUSINESS PENDING THE MERGER

     SECTION 4.1 Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing, the Company shall conduct its business and shall cause the businesses of its Subsidiaries to be conducted only in, and the Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its Subsidiaries, to keep available the services of the present officers, employees, agents and consultants of the Company and its Subsidiaries and to preserve the present relationships of the Company and its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its Subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

          (a) amend or otherwise change the Company's Certificate of Incorporation or By-Laws;

          (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its Subsidiaries or Affiliates (except for the issuance of shares of Company Common Stock issuable upon the exercise of the Stock Options and Warrants and other commitments listed in Section 2.4 of the Company Disclosure Schedule);

          (c) sell, transfer, lease to others or otherwise dispose of or subject to any Encumbrance any material assets or properties of the Company or any of its Subsidiaries or purchase, lease from others or otherwise acquire any material assets or properties (except for (i) purchases or sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) purchases or sales of immaterial assets not in excess of $20,000);

          (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned Subsidiary of the Company may declare and pay a dividend to its parent,
     (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, including shares of Company Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock;

          (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money, except for borrowings and reborrowing under the Company's existing credit facilities or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company's subsidiaries under existing credit facilities entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) authorize any capital expenditures or purchases of fixed assets which are, in the aggregate, in excess of the amount set forth in Section 4.1 of the Company Disclosure Schedule for the Company and its subsidiaries taken as a whole; or (iv) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.1(e);

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

          (f) make any change in the rate of compensation, commission, bonus or other remuneration payable, or pay or agree or promise to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance or vacation pay, to any director, officer, employee, salesman or agent of the Company or any of its Subsidiaries except in the ordinary course of business consistent with prior practice and pursuant to or in accordance with plans disclosed in Section 2.14(a) of the Company Disclosure Schedule that were in effect as of June 30, 1998 or make any increase in or commitment to increase any employee benefits, adopt or make any commitment to adopt any additional employee benefit plan or make any contribution, other than regularly scheduled contributions, to any Employee Benefit Plan;

          (g) take any action to change accounting practices, policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable or collection of accounts receivable);

          (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign Tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Company SEC Reports filed with the SEC prior to the date of this Agreement;

          (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction when due, in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the Company Financial Statements or incurred after June 30, 1998 in the ordinary course of business and consistent with past practice;

          (j) enter into any transaction, contract or commitment other than in the ordinary course of business; or

          (k) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) through (j) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants herein.

     SECTION 4.2 Conduct of Business by Parent Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, except as set forth in Section 4.2 of the Parent Disclosure Schedule or unless the Company shall otherwise agree in writing, Parent shall conduct its business, and cause the businesses of its Subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, other than actions taken by Parent or its Subsidiaries in contemplation of the Merger, and shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

          (a) amend or otherwise change Parent's Certificate of Incorporation or By-Laws;

          (b) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly-owned Subsidiary of Parent may declare and pay a dividend to its parent; or

          (c) take or agree in writing or otherwise to take any action which would make any of the representations or warranties of Parent or Merger Sub contained in this Agreement untrue or incorrect or prevent Parent or Merger Sub from performing or cause Parent or Merger Sub not to perform its covenants herein.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

     SECTION 5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, and after the furnishing by the Company and Parent of all information required to be contained therein (which each agrees to do as promptly as practicable after the date hereof), the Company and Parent shall file with the SEC a Registration Statement on Form S-4 (or on such other form as shall be appropriate), which shall include the Proxy Statement/Prospectus relating to the adoption of this Agreement and approval of the transactions contemplated hereby by the stockholders of the Company pursuant to this

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

Agreement, and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Proxy Statement/Prospectus shall include the unanimous recommendation of the Board of Directors of the Company in favor of the Merger and such recommendation shall not be withdrawn modified or changed in a manner adverse to Parent or Merger Sub.

     SECTION 5.2 Company Stockholders Meeting. The Company shall call the Company Stockholders Meeting as promptly as practicable for the purpose of voting upon the approval of the Merger, and the Company shall use its reasonable best efforts to hold the Company Stockholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall solicit from its stockholders proxies in favor of approval of the Merger and this Agreement, shall take all other reasonable action necessary or advisable to secure the vote or consent of stockholders in favor of such approval and shall not take any action that could reasonably be expected to prevent the vote or consent of stockholders in favor of such approval.

     SECTION 5.3 Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject (from which such party shall use reasonable efforts to be released), the Company and Parent shall each (and shall cause each of their Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company and Parent each shall (and shall cause each of their Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either Parent or the Company may reasonably request. Each party shall keep such information confidential in accordance with the terms of the confidentiality letter between Parent and the Company (the "Confidentiality Letter").

     SECTION 5.4 Consents; Approvals. The Company and Parent shall each use their reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Proxy Statement/Prospectus and the Registration Statement or for any application or other filing to be made pursuant to the rules and regulations of any United States or foreign governmental body in connection with the transactions contemplated by this Agreement.

     SECTION 5.5 Agreements with Respect to Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "Affiliate Letter") identifying all Persons who are, at the time of the Company Stockholders Meeting, anticipated to be "Affiliates" of the Company for purposes of Rule 145 under the Securities Act ("Rule 145"), or the rules and regulations of the SEC relating to pooling of interests accounting treatment for merger transactions (the "Pooling Rules"). The Company shall use its reasonable best efforts to cause each Person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, no less than 30 days prior to the date of the Company Stockholders Meeting a written agreement (an "Affiliate Agreement") in connection with restrictions on Affiliates under Rule 145 and pooling of interests accounting treatment, in form mutually agreeable to the Company and Parent.

     SECTION 5.6 Indemnification and Insurance. (a) The By-Laws and Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the By-Laws and Certificate of Incorporation of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the Effective Time in any manner that would adversely affect the rights thereunder as of the Effective Time of individuals who at the Effective Time were directors or officers of the Company or its Subsidiaries, unless such modification is required after the Effective Time by law.

     (b) The Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless each present and
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

former director or officer of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (collectively, "Actions"), (x) arising out of or pertaining to the transactions contemplated by this Agreement, or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable contract or agreement as in effect on the date hereof, in each case for a period of three years after the Effective Time; provided, however, that, in the event that any claim or claims for indemnification are asserted or made within such three-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. In the event of any such Action (whether arising before or after the Effective Time), the Indemnified Parties shall promptly notify the Surviving Corporation in writing, and the Surviving Corporation shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Parties. The Indemnified Parties shall have the right to employ separate counsel in any such Action and to participate in (but not control) the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Parties unless (a) the Surviving Corporation has agreed to pay such fees and expenses,
(b) the Surviving Corporation shall have failed to assume the defense of such Action or (c) the named parties to any such Action (including any impleaded parties) include both the Surviving Corporation and the Indemnified Parties and such Indemnified Parties shall have been reasonably advised in writing by counsel that there may be one or more legal defenses available to the Indemnified Parties which are in conflict with those available to the Surviving Corporation. In the event such Indemnified Parties employ separate counsel at the expense of the Surviving Corporation pursuant to clauses (b) or (c) of the previous sentence, (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation; (ii) the Indemnified Parties as a group may retain only one law firm to represent them in each applicable jurisdiction with respect to any single Action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm in each applicable jurisdiction; (iii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received; and (iv) the Surviving Corporation will cooperate in the defense of any such Action. The Surviving Corporation shall not be liable for any settlement of any such Action effected without its written consent.

     (c) The provisions of this Section 5.6 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

     SECTION 5.7 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.2(b) or 6.3(b) unless the failure to give such notice results in material prejudice to the other party.

     SECTION 5.8 Further Action/Tax Treatment. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The foregoing covenant shall not include any obligation by Parent to agree to divest, abandon, license or take similar action with

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

respect to any assets (tangible or intangible) of Parent or the Company. Each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

     SECTION 5.9 Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law if it has used all reasonable efforts to consult with the other party.

     SECTION 5.10 Designation of Parent Common Stock. Parent shall use its best efforts to cause the shares of Parent Common Stock to be issued in the Merger and upon the exercise of the Stock Options and Warrants to be designated, upon official notice of issuance, on Nasdaq prior to the Effective Time.

     SECTION 5.11 Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time and the Surviving Corporation shall be responsible for the payment of all such taxes and fees.

     SECTION 5.12 Accountant's Letters. Upon reasonable notice from the other, the Company shall use its best efforts to cause Arthur Andersen LLP to deliver to Parent, and Parent shall use its best efforts to cause Arthur Andersen LLP deliver to the Company, a letter covering such matters as are requested by Parent or the Company, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

     SECTION 5.13 Pooling Accounting Treatment. Parent and the Company each agrees not to take any action that would reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests, and Parent and the Company each agrees to use its commercially reasonable efforts to take such action as may be reasonably required to negate the impact of any past actions by Parent, the Company or their respective Affiliates which would reasonably be expected to adversely impact the ability of Parent to treat the Merger as a pooling of interests. The taking by Parent or the Company of any action prohibited by the previous sentence, or the failure of Parent or the Company to use its commercially reasonable efforts to take any action required by the previous sentence, if the Merger is not able to be accounted for as a pooling of interests because of such action or failure to take action, shall constitute a breach of this Agreement by such party for the purposes of Section 7.1(g).

     SECTION 5.14 No Solicitation. (a) Upon execution of this Agreement, the Company does not have, or shall immediately terminate, any discussions with any third party concerning an Alternative Acquisition (as defined below). From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any officer, director, employee, affiliate, investment banker or other agent or other representative of the Company or any Subsidiary of the Company or any stockholder of the Company to, directly or indirectly, (1) solicit, engage in discussions or negotiate with any Person (whether such discussions or negotiations are initiated by the Company, such other Person or otherwise) or take any other action intended or designed to facilitate the efforts of any Person, other than Parent, relating to the possible acquisition of the Company or any of its Subsidiaries (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of its or their capital stock or assets (with any such efforts by any such Person, including a firm proposal to make such an acquisition, being referred to as an "Alternative Acquisition"), (2) provide information with respect to the Company or any of its Subsidiaries to any Person, other than Parent, relating to a possible Alternative Acquisition by any Person, other than Parent, (3) enter into an agreement with any Person, other than Parent, providing for a possible Alternative Acquisition, or (4) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any Person, other than by Parent.

     (b) Notwithstanding the foregoing, the restrictions set forth in Section 5.14(a) shall not prevent the Board of Directors of the Company (or its agents pursuant to its instructions) from taking any of the following actions: (1) furnishing information concerning the Company or any of its Subsidiaries to any third party or (2) engaging in discussions or negotiating with such third party concerning an Alternative Acquisition, in either such case provided that all of the following events shall have occurred: (A) such third party is not an Affiliate of the Company and has made a written, bona fide proposal to the Board of Directors of the Company to acquire the Company or any of its Subsidiaries through an Alternative Acquisition which proposal identifies a price or range of values to be paid for all of the outstanding securities (including stock rights) or substantially all of the assets of the Company or any of its Subsidiaries, and which proposal the Board of Directors of the Company has determined, in good faith, based on the advice of the Company's investment bankers, is more favorable to the stockholders of the Company, from a financial point of view, than the terms of the Merger (a "Superior Proposal"); (B) the Company's Board of Directors has determined, based on the advice of the Company's investment bankers, that such third party is financially capable of consummating such Superior Proposal; and (C) Parent shall have been notified in writing of such Alternative Acquisition, including all of its terms and conditions, shall have been given copies of such proposal and shall have been apprised of all material discussions, and the content thereof, with respect to such Alternative Acquisition.

     (c) Notwithstanding the foregoing, the Company and its Subsidiaries shall not provide any non-public information to such third party unless (1) it has prior to or contemporaneously therewith provided such information to Parent or Parent's representatives; and (2) the Company provides such non-public information pursuant to a nondisclosure agreement with terms which are at least as restrictive as the nondisclosure agreement heretofore entered into between Parent and the Company.

     (d) In addition to the foregoing, the Company shall not accept or enter into any agreement concerning an Alternative Acquisition for a period of not less than 48 hours after Parent's receipt of a notice of the material terms of such proposed Alternative Acquisition. Upon compliance with all of the foregoing provisions of this Section 5.14, the Company shall be entitled to (i) change its recommendation concerning the Merger, and (ii) enter into an agreement with such third party concerning an Alternative Acquisition provided that the Company shall immediately make payment in full to Parent of the fee as set forth in
Section 7.3(b).

     (e) The Company shall ensure that the officers, directors and Affiliates of the Company and its subsidiaries and any investment banker or other financial advisor or representative retained by the Company or any subsidiary of the Company are aware of the restrictions described in this Section 5.14.

     SECTION 5.15 Option and Warrant Amendments. The Company shall use its best efforts to obtain amendments or statements of clarification of each of the agreements governing the Stock Options and Warrants, as described in Section 6.2(f).

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

     SECTION 6.1 Conditions to Obligation of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC;

          (b) Stockholder Approval. The Merger and this Agreement shall have been approved by the requisite vote of the stockholders of the Company;

          (c) Designation. The shares of Parent Common Stock issuable in the Merger shall have been designated on the Nasdaq upon official notice of issuance;

          (d) HSR Act. All waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

          (e) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint (i) preventing or seeking to prevent consummation of the Merger, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any of its Subsidiaries of all or a material portion of the business or assets of Parent or any of its Subsidiaries, or (iii) compelling or seeking to compel Parent or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or any of its Subsidiaries (including the Surviving Corporation and its Subsidiaries), as a result of the Merger or the transactions contemplated by this Agreement;

          (f) Illegality. No statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

          (g) Opinions of Counsel. The Company shall have received the written opinion of Kramer, Levin, Naftalis & Frankel, in form reasonably satisfactory to the Company, as to certain customary corporate and legal matters relating to Parent, Merger Sub, the Merger, this Agreement and the transactions contemplated hereby. Parent and Merger Sub shall have received the written opinion of Dunn, Swan & Cunningham, in form reasonably satisfactory to Parent, as to certain customary corporate and legal matters relating to the Company, the Merger, this Agreement and the transactions contemplated hereby; and

          (h) Tax Opinions. The Company shall have received a written opinion of Dunn, Swan & Cunningham, and Parent shall have received a written opinion of Kramer, Levin, Naftalis & Frankel, in form and substance reasonably satisfactory to each of them to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. Each party agrees to make all representations and covenants reasonably requested by such counsel in connection with the rendering of such opinions.

     SECTION 6.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement and in the Company Disclosure Schedule shall be true and correct in all respects on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement,
     (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), or (iii) where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect, and Parent and Merger Sub shall have received a certificate dated as of the Closing to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company;

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing, and Parent and Merger Sub shall have received a certificate dated as of the Closing to such effect signed by the Chief Executive Officer and Chief Financial Officer of the Company;

          (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement, the consummation by it of the transactions contemplated hereby and the continuation in full force and effect of any and all material rights, documents, agreements or instruments of the Company shall have been obtained and made by the Company, except where the failure to receive such consents, waivers, approvals, authorizations or orders would not reasonably be expected to have a Material Adverse Effect on the Parent;

          (d) Opinion of Accountant. Parent shall have received an opinion of Arthur Andersen LLP, independent certified public accountants, regarding the qualification of the Merger as a pooling of interests for accounting purposes, and Company shall have received an opinion of Arthur Andersen LLP, independent certified public accountants, regarding the qualification of the Merger as a pooling of interests for accounting purposes. Such opinions shall be in form and substance reasonably satisfactory to Parent;

          (e) Affiliate Agreements. Parent shall have received from each Person who is identified in the Affiliate Letter as an "affiliate" of the Company, an Affiliate Agreement, and such Affiliate Agreement shall be in full force and effect;

          (f) Option and Warrant Amendments. The Company shall obtain and deliver to Parent amendments or statements of clarification to each agreement governing the Stock Options and Warrants which state that the holder of such Stock Option or Warrant agrees that the only consideration such holder is entitled to receive after the Merger with respect to any Stock Option or Warrant held by such holder is the consideration set forth in Section 1.6(c);

          (g) Pooling of Interests. The Merger shall constitute a pooling of interests for financial accounting purposes; and

          (h) Comfort Letter. If requested, Arthur Andersen LLP shall have delivered to Parent the "comfort letter" set forth in Section 5.12.

     SECTION 6.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

          (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement and the Parent Disclosure Schedule shall be true and correct in all respects on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), or (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, and the Company shall have received a certificate dated as of the Closing to such effect signed by an officer of Parent;

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate dated as of the Closing to such effect signed by an officer of Parent; and

          (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent or Merger Sub for the authorization, execution and delivery of this Agreement, the consummation by them of the transactions contemplated hereby and the continuation in full force and effect of any and all material rights, documents, agreements or instruments of Parent shall have been obtained and made by Parent and Merger Sub, except where the failure to receive such consents, waivers, approvals, authorizations or orders could not be reasonably be expected to have a Material Adverse Effect on Parent.

          (d) Comfort Letter. If requested, Arthur Andersen LLP shall have delivered to the Company the "comfort letter" set forth in Section 5.12.

                                  ARTICLE VII
                                  TERMINATION

     SECTION 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or Parent:

          (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

          (b) by either Parent or the Company if the Merger shall not have been consummated by March 31, 1999 (provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

          (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party who has not complied with its obligations under Section 5.7 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

          (d) by either Parent or the Company if the requisite vote of the stockholders of the Company shall not have been obtained by March 15, 1999 or stockholders of the Company shall not have approved the Merger and this Agreement at the Company Stockholders Meeting; or

          (e) by Parent or the Company if any representation or warranty of the Company, or Parent and Merger Sub, respectively, set forth in this Agreement shall be untrue when made, such that the conditions set forth in Sections 6.2(a) or 6.3(a), as the case may be, would not be satisfied (a "Terminating Misrepresentation"); provided, however, that, if such Terminating Misrepresentation is curable prior to the date first established for the Company Stockholders Meeting by the Company or Parent, as the case may be, through the exercise of its commercially reasonable efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.1(e); or

          (f) by Parent if any representation or warranty of the Company shall have become untrue such that the condition set forth in Section 6.2(a) would not be satisfied (a "Company Terminating Change"), or by the Company if any representation or warranty of Parent and Merger Sub shall have become untrue such that the condition set forth in Section 6.3(a) would not be satisfied (a "Parent Terminating Change" and together with a Company Terminating Change, a "Terminating Change"), in either case other than by reason of a Terminating Breach (as hereinafter defined); provided, however, that if any such Terminating Change is curable prior to the date first established for the Company Stockholders Meeting by the Company or Parent, as the case may be, through the exercise of its commercially reasonable efforts, and for so long as the Company or Parent, as the case may be, continues to exercise such commercially reasonable efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this
     Section 7.1(f); or

          (g) by Parent or the Company upon a breach of any covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement, such that the conditions set forth in Sections 6.2(b) or 6.3(b), as the case may be, would not be satisfied (a "Terminating Breach"); provided, however, that, if such Terminating Breach is curable prior to the date first established for the Company Stockholders Meeting by the Company or Parent, as the case may be, through the exercise of its commercially reasonable efforts and for so long as the Company or Parent, as the case may be, continues to exercise such commercially reasonable efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.1(g); or

          (h) by the Company, if it proposes to accept a Superior Proposal; or

          (i) by the Company, if (x) the Average Stock Price is less than $18 per share (as adjusted for any stock split, recapitalization, reorganization or other similar corporate transactions), (y) on or before the second trading day prior to the date of the Company Stockholders Meeting, the Company delivers to Parent written notice of its intention, subject to the following clause (z), to terminate this Agreement and (z) Parent has not agreed, by notice to the Company, on or before one trading day prior to the date of the Company Stockholders Meeting to exchange each Share (excluding any Shares cancelled pursuant to Section 1.6(b) and excluding Dissenting Shares (as defined in Section 1.8)) into the right to receive the fraction of one fully paid and non-assessable share of Parent Common Stock equal to the product of one and a fraction, the numerator of which is $5.00 and the denominator of which is the Average Stock Price. In the event Parent delivers its notice specified in clause (z) of this Section 7.1(i), the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(i).

     SECTION 7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or of any of its Affiliates, directors, officers or stockholders except (i) as set forth in
Section 7.3 and Section 8.1, and (ii) except as provided in Section 7.3, nothing herein shall relieve any party from liability for any breach hereof.

     SECTION 7.3 Fees and Expenses. (a) Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all SEC filing fees and printing expenses incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

     (b) The Company shall pay to Parent a fee equal to $1,500,000 upon termination of this Agreement by the Company pursuant to Section 7.1(h). The Company shall reimburse Parent for its out-of-pocket expenses up to a maximum of $350,000 upon the termination of this Agreement: (i) pursuant to 7.1(d); or (ii) the failure of the Company to satisfy the condition set forth in Section 6.2(d).

     (c) Upon termination of this Agreement by either Parent or the Company, the respective parties hereto may seek any and all remedies available to it under applicable law.

     (d) Any amount due to Parent pursuant to Section 7.3(b) shall be paid immediately following the occurrence of any of the events described in Section 7.3(b).

                                  ARTICLE VIII
                               GENERAL PROVISIONS

     SECTION 8.1 Effectiveness of Representations, Warranties and
Agreements. (a) Except as otherwise provided in this Section 8.1, the representations, warranties, covenants and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any Person controlling any such party or any of their officers, directors or representatives, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement and in the Disclosure Schedules shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that the covenants and agreements set forth in
Article I and Section 5.6 shall survive the Effective Time and those set forth in Section 7.3 shall survive such termination. The Confidentiality Letter shall survive termination of this Agreement as provided therein.

     (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent. Disclosure of any matter in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed an admission that such matter is material.

     SECTION 8.2 Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address, telecopy or telephone number or other Person's attention for a party as shall be specified by like notice):

     (a) If to Parent or Merger Sub:

        The Kroll-O'Gara Company
       9113 LeSaint Drive
       Fairfield, OH 45014
       Telecopier No.: (513) 874-1262
       Telephone No.: (513) 874-2112
       Attention: Abram S. Gordon, Esq.

     With a copy to:

        Kramer, Levin, Naftalis & Frankel
       919 Third Avenue
       New York, NY 10022
       Telecopier No.: (212) 715-8000
       Telephone No.: (212) 715-9100
       Attention: Peter S. Kolevzon, Esq.

     (b) If to the Company:

        Laboratory Specialists of America, Inc.
       101 Park Avenue, Suite 810
       Oklahoma City, OK 73102
       Telecopier No.: (405) 232-9801
       Telephone No.: (405) 232-9800
       Attention: President

     With a copy to:

        Dunn, Swan & Cunningham, P.C.
       2800 Oklahoma Tower
       210 Park Avenue
       Oklahoma City, OK 73102-5604
       Attention: Michael E. Dunn, Esq.

     SECTION 8.3 Certain Definitions.  For purposes of this Agreement, the term:

     (a) "Affiliates" means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person;

     (b) "Average Stock Price" means the average of the Daily Per Share Prices during the Measurement Period;

     (c) "Business Day" means any day other than a day on which banks in New York or Oklahoma City are required or authorized to be closed;

     (d) "Control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

     (e) "Daily Per Share Price" for any trading day means the weighted average of the per share selling prices on the Nasdaq of the Parent Common Stock for such day; provided, however, if there is no trading on the Nasdaq of the Parent Common Stock for any trading day, the Daily Per Share Price shall be the average of the closing bid and ask prices for such trading day;

     (f) "Measurement Period" means the twenty trading days ending three trading days prior to the Company Stockholders Meeting;

     (g) "Person" means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

     (h) "Subsidiary" or "Subsidiaries" of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, limited liability company, or other legal entity of which the Company, the Surviving Corporation, Parent or such other Person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 10% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

     SECTION 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger and this Agreement by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

     SECTION 8.5 Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     SECTION 8.6 Headings; Construction. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement (a) words denoting the singular include the plural and vice versa, (b) "it" or "its" or words denoting any gender include all genders, (c) the word "including" shall mean "including without limitation," whether or not expressed, (d) any reference to a statute shall mean the statute and any regulations thereunder in force as of the date of this Agreement or the Closing, as applicable, unless otherwise expressly provided, (e) any reference herein to a Section, Article or Schedule refers to a Section or Article of or a Schedule to this Agreement, unless otherwise stated, (f) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day and (g) any reference to a party's "best efforts" or "reasonable efforts" shall not include any obligation of such party to pay, or guarantee the payment of, money or other consideration to any third party or to agree to the imposition on such party or its Affiliates of any condition reasonably considered by such party to be materially burdensome to such party or its Affiliates.

     SECTION 8.7 Severability. (a) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent reasonably possible.

     (b) The Company and Parent agree that the fee provided in Section 7.3(b) is fair and reasonable in the circumstances. If a court of competent jurisdiction shall nonetheless, by a final, non-appealable judgment, determine that the amount of such fee exceeds the maximum amount permitted by law, then the amount of such fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

     SECTION 8.8 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Letter), both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except as otherwise expressly provided herein.

     SECTION 8.9 Assignment; Merger Sub. This Agreement shall not be assigned by operation of law or otherwise, except that all or any of the rights of Merger Sub hereunder may be assigned to any direct, wholly-owned Subsidiary of Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder. Parent guarantees the full and punctual performance by Merger Sub of all the obligations hereunder of Merger Sub or any such assignees.

     SECTION 8.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than
Section 5.6 (which is intended to be for the benefit of the Indemnified Parties and may be enforced by such Indemnified Parties).

     SECTION 8.11 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     SECTION 8.12 Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts executed and fully performed within the State of New York.

     SECTION 8.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     SECTION 8.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                THE KROLL-O'GARA COMPANY

                                By /s/ WILFRED T. O'GARA
                                  --------------------------------------------
                                  Name: Wilfred T. O'Gara
                                  Title: President and Chief Operating Officer

                                KROLL-O'GARA OKLAHOMA. INC.

                                By /s/ ABRAM S. GORDON
                                  --------------------------------------------
                                  Name: Abram S. Gordon
                                  Title: President

                                LABORATORY SPECIALISTS OF AMERICA, INC.

                                By /s/ JOHN SIMONELLI
                                  --------------------------------------------
                                  Name: John Simonelli
                                  Title: Chief Executive Officer

                                                                      APPENDIX B

                                 JESUP & LAMONT
                             SECURITIES CORPORATION
                                650 FIFTH AVENUE
                               NEW YORK, NY 10019

                               NOVEMBER   , 1998

Board of Directors
Laboratory Specialists of America, Inc.
101 Park Avenue, Suite 820
Oklahoma City, OK 73102-7202

Members of the Board:

     You have asked us to advise you with respect to the fairness to the current holders of Common Stock of Laboratory Specialists of America, Inc., from a financial point of view of the consideration to be received pursuant to the terms of the Agreement and Plan of Merger dated as of October 21, 1998 by and among The Kroll-O'Gara Company. Oklahoma Acquisition Inc. (a wholly-owned subsidiary of Kroll-O'Gara Corp. (the "Acquiror")) and Laboratory Specialists of America, Inc. (the "Target") and together with the Acquiror, the "Companies") as described in the Agreement and Plan of Merger dated October 21, 1998 (the "Transaction"), that provides for, among other things:

     If the Average Stock Price (weighted average per share selling price during the twenty trading days ending three days prior to the Company's Stockholders Meeting) of the Acquiror ("Acquiror Common Stock") is lower than $24 per share, each share of the common stock of the Target ("Target Common Stock") shall be converted into the right to receive the fraction of one share of Acquiror Common Stock equal to a fraction, the numerator of which is $5.00 and the denominator of which is the average stock price; provided, however, that in the event the product so obtained is more than 0.2778, such product shall be deemed to equal
0.2778. If the average stock price is equal to or greater than $24, each Target Common Stock shall be converted into the right to receive 0.2102 of one Acquiror Common Stock.

     In arriving at our opinion, we have reviewed the terms of the Transaction and certain publicly available business and financial information relating to the Companies. We also have reviewed certain other information, including financial forecasts, relating to the Companies and have met with the managements of the Companies to discuss the businesses and prospectus of the Companies.

     We have also considered certain current financial and stock market data of the Companies and have compared those data with similar data of publicly held companies in businesses similar those of the Companies and we have considered, to the extent publicly available, the financial terms of certain other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respect. With respect to the financial projections, we have assumed that such projections have been reasonably prepared reflecting the best currently available estimates and judgments of the management of the Companies as to the future financial performance of the Companies. In addition, we have not been requested to make and have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Companies, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were not requested to, and did not, solicit on, except for the Transaction, evaluate third party indications of interest in acquiring all or a part of the Companies.

Board of Directors
Laboratory Specialists of America, Inc.
November   , 1998
Page 2

     We have acted as financial advisor to the Board of Directors of the Target in connection with the Transaction and will receive a fee for our services upon the delivery of this opinion. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of the Companies and their affiliates for our own account and for the accounts of customers and, accordingly, may at any timehold a long or short position in such securities. In addition, we have in the past represented the Target as placement agent for the Target's securities.

     It is understood that this letter is for the information of the Board of Directors of the Target in connection with its evaluation of the Transaction, does not constitute a recommendation to any stockholder as to how such stockholder should vote on any matter in connection with the proposed Transaction, and is not to be quoted or referred to, in whole or in part in any registration statement, prospectus or proxy statement or in any other document used in connection with the offering or sale of securities, other than the S-4 and proxy statement relating to the Transaction, nor shall this letter be used for any other purposes, without our prior written consent.

     Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We are not expressing any opinion herein as to the prices at which the Acquiror Common Stock will trade following the announcement or consummation of the Merger.

     Based upon the subject of the foregoing and current market conditions, it is our opinion that as of the date hereof, the consideration to be received by holders of the Targets Common Stock in the Transaction is fair to the holders of the Target's Common Stock from a financial point of view.

                                        Very truly yours,

                                        JESUP & LAMONT SECURITIES CORPORATION

                                        HOWARD F. CURD
                                        President & Chief Executive Officer

                                                                      APPENDIX C

                        OKLAHOMA GENERAL CORPORATION ACT
                         SECTION 1091 APPRAISAL RIGHTS

     A. Any shareholder of a corporation of this state who holds shares of stock on the date of the making of a demand pursuant to the provisions of subsection D of this section with respect to the shares, who continuously holds the shares through the effective date of the merger or consolidation, who has otherwise complied with the provisions of subsection D of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to the provisions of Section 1073 of this title shall be entitled to an appraisal by the district court of the fair value of the shares of stock under the circumstances described in subsections B and C of this section. As used in this section, the word "shareholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and "depository receipt" means an instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository. The provisions of this subsection shall be effective only with respect to mergers or consolidations consummated pursuant to an agreement of merger or consolidation entered into after November 1, 1988.

     B. 1. Except as otherwise provided for in this subsection, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, or of the acquired corporation in a share acquisition, to be effected pursuant to the provisions of
Section 1081, other than a merger effected pursuant to subsection G of Section 1081, and Sections 1082, 1086, 1087, 1090.1 or 1090.2 of this title.

          2. a. No appraisal rights under this section shall be available for the shares of any class or series of stock which stock, or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either:

             (1) listed on a national securities exchange or designated as a national market system security or an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

             (2) held of record by more than two thousand holders. No appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided in subsection G of Section 1081 of this title.

          b. In addition, no appraisal rights shall be available for any shares of stock, or depository receipts in respect thereof, of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the shareholders of the surviving corporation as provided for in Subsection F of Section 1081 of this title.

          3. Notwithstanding the provisions of paragraph 2 of this subsection, appraisal rights provided for in this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to the provisions of Sections 1081, 1082, 1086, 1087, 1090.1 or 1090.2 of this title to accept for the stock anything except:

             a. shares of stock of the corporation surviving or resulting from the merger or consolidation or depository receipts thereof, or

             b. shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security or an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than two thousand holders, or

             c. cash in lieu of fractional shares or fractional depository receipts described in subparagraphs a and b of this paragraph, or

             d. any combination of the shares of stock, depository receipts, and cash in lieu of the fractional shares or depository receipts described in subparagraphs a, b, and c of this paragraph.

          4. In the event all of the stock of a subsidiary Oklahoma corporation party to a merger effected pursuant to the provisions of Section 1083 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Oklahoma corporation.

     C. Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections D and E of this section, shall apply as nearly as is practicable.

     D. Appraisal rights shall be perfected as follows:

          1. If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of shareholders, the corporation, not less than twenty (20) days prior to the meeting, shall notify each of its shareholders entitled to the appraisal rights that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in the notice a copy of this section. Each shareholder electing to demand the appraisal of the shares of the shareholder shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of the shares of the shareholder. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends thereby to demand the appraisal of the shares of the shareholder. A proxy or vote against the merger or consolidation shall not constitute such a demand. A shareholder electing to take such action must do so by a separate written demand as herein provided. Within ten (10) days after the effective date of the merger or consolidation, the surviving or resulting corporation shall notify each shareholder of each constituent corporation who has complied with the provisions of this subsection and has not voted in favor of or consented to the merger or consolidation as of the date that the merger or consolidation has become effective; or

          2. If the merger or consolidation is approved pursuant to the provisions of Section 1073 or 1083 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all of the shares of the class or series of stock of the constituent corporation, and shall include in such notice a copy of this section. Provided, if the notice is given on or after the effective date of the merger or consolidation, the notice shall be given by the surviving or resulting corporation to all the holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. The notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify the shareholders of the effective date of the merger or acquisition. Any shareholder entitled to appraisal rights may, within twenty (20) days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of the holder's shares. The demand will be sufficient if it reasonably informs the corporation of the identity of the shareholder and that the shareholder intends to demand the appraisal of the holder's shares. If the notice does not notify shareholders of the effective date of the merger or consolidation either:

             a. each constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of the constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation, or

             b. the surviving or resulting corporation shall send a second notice to all holders on or within ten (10) days after the effective date of the merger or consolidation; provided, however, that if the second notice is sent more than twenty (20) days following the mailing of the first notice, the second notice need only be sent to each shareholder who is entitled to appraisal rights and who has demanded appraisal of the holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the shareholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than ten (10) days prior to the date the notice is given; provided, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

     E. Within one hundred twenty (120) days after the effective date of the merger or consolidation, the surviving or resulting corporation or any shareholder who has complied with the provisions of subsections A and D of this section and who is otherwise entitled to appraisal rights, may file a petition in district court demanding a determination of the value of the stock of all such shareholders; provided, however, at any time within sixty (60) days after the effective date of the merger or consolidation, any shareholder shall have the right to withdraw the demand of the shareholder for appraisal and to accept the terms offered upon the merger or consolidation. Within one hundred twenty
(120) days after the effective date of the merger or consolidation, any shareholder who has complied with the requirements of subsections A and D of this section, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of the shares. The written statement shall be mailed to the shareholder within ten (10) days after the shareholder's written request for a statement is received by the surviving or resulting corporation or within ten (10) days after expiration of the period for delivery of demands for appraisal pursuant to the provisions of subsection D of this section, whichever is later.

     F. Upon the filing of any such petition by a shareholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which, within twenty (20) days after service, shall file, in the office of the court clerk of the district court in which the petition was filed, a duly verified list containing the names and addresses of all shareholders who have demanded payment for their shares and with whom agreements regarding the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such duly verified list. The court clerk, if so ordered by the court, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving or resulting corporation and to the shareholders shown on the list at the addresses therein stated. Notice shall also be given by one or more publications at least one (1) week before the day of the hearing, in a newspaper of general circulation published in the City of Oklahoma City, Oklahoma, or other publication as the court deems advisable. The forms of the notices by mail and publication shall be approved by the court, and the costs thereof shall be borne by the surviving or resulting corporation.

     G. At the hearing on the petition, the court shall determine the shareholders who have complied with the provisions of this section and who have become entitled to appraisal rights. The court may require the shareholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the court clerk for notation thereon of the pendency of the appraisal proceedings; and if any shareholder fails to comply with this direction, the court may dismiss the proceedings as to that shareholder.

     H. After determining the shareholders entitled to an appraisal, the court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining the fair value, the court shall take into account all relevant factors. In determining the fair rate of interest, the court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any shareholder entitled to participate in the appraisal proceeding, the court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the shareholder entitled to an appraisal. Any shareholder whose name appears on the list filed by the surviving or resulting corporation pursuant to the provisions of subsection F of this section and who has submitted the certificates of stock of the shareholder to the court clerk, if required, may participate fully in all proceedings until it is finally determined that the shareholder is not entitled to appraisal rights pursuant to the provisions of this section.

     I. The court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the shareholders entitled thereto. Interest may be simple or compound, as the court may direct. Payment shall be made to each shareholder, in the case of holders of uncertificated stock immediately, and in the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing the stock. The court's decree may be enforced as other decrees in the district court may be enforced, whether the surviving or resulting corporation be a corporation of this state or of any other state.

     J. The costs of the proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a shareholder, the court may order all or a portion of the expenses incurred by any shareholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     K. From and after the effective date of the merger or consolidation, no shareholder who has demanded appraisal rights as provided for in subsection D of this section shall be entitled to vote the stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions payable to shareholders of record at a date which is prior to the effective date of the merger or consolidation; provided, however, that if no petition for an appraisal shall be filed within the time provided for in subsection E of this section, or if the shareholder shall deliver to the surviving or resulting corporation a written withdrawal of the shareholder's demand for an appraisal and an acceptance of the merger or consolidation, either within sixty (60) days after the effective date of the merger or consolidation as provided for in subsection E of this section or thereafter with the written approval of the corporation, then the right of the shareholder to an appraisal shall cease; provided further, no appraisal proceeding in the district court shall be dismissed as to any shareholder without the approval of the court, and approval may be conditioned upon terms as the court deems just.

     L. The shares of the surviving or resulting corporation into which the shares of any objecting shareholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                    LABORATORY SPECIALISTS OF AMERICA, INC.
                 SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
                           PROXY FOR SPECIAL MEETING

     The undersigned hereby appoints John Simonelli and                , and
each of them, attorneys with the powers which the undersigned would possess if personally present, including the power of substitution, to vote all shares of the undersigned at the Special Meeting of Shareholders of Laboratory Specialists
of America, Inc. to be held at      ,      , Oklahoma City, Oklahoma      on
     , 1998, at      , and at any adjournments thereof:

     1. The Agreement and Plan of Merger, dated as of October   , 1998, by and
among The Kroll-O'Gara Company, Kroll-O'Gara Oklahoma, Inc. (a wholly-owned subsidiary of Kroll-O'Gara) and Laboratory Specialists of America, Inc.

                          FOR     AGAINST     ABSTAIN

     on the proposal for the merger of Kroll- O'Gara Oklahoma, Inc. into Laboratory Specialists with the result that Laboratory Specialists will become a wholly-owned subsidiary of Kroll-O'Gara.

     2. Upon such other business as may properly come before the meeting.

     The proxy will be voted on the above as specified. IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED "FOR" THE PROPOSAL.

                 (CONTINUED AND TO BE SIGNED ON THE OTHER SIDE)

     As to any other matter, said attorneys shall vote in accordance with the recommendation of the Board of Directors.

     Please mark: I do      do not      plan to attend the meeting.
Dated              , 1998
(Signature of Shareholder)

     IMPORTANT: Please date and sign exactly as name appears hereon. If shares are held jointly, each shareholder named should sign. Executors, administrators, trustees, etc. should so indicate when signing. If the signer is a corporation, please sign full corporate name by duly authorized officer.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 1701.13(D) of the Ohio General Corporation Law allows indemnification by Kroll-O'Gara to any person made or threatened to be made a party to any proceedings, other than a proceeding by or in the right of Kroll-O'Gara, by reason of the fact that he is or was a director, officer, employee or agent of Kroll-O'Gara, against expenses, including judgments and fines, if he acted in good faith and in a manner reasonably believed to be or not opposed to the best interests of Kroll-O'Gara and, with respect to criminal actions, in which he had no reasonable cause to believe that his conduct was unlawful. Similar provisions apply to actions brought by or in the right of the Registrant, except that no indemnification shall be made in such cases when the person shall have been adjudged to be liable for negligence or misconduct to Kroll-O'Gara unless determined by the court. The right to indemnification is mandatory in the case of a director or officer who is successful on the merits or otherwise in defense of any action, suit or proceeding or any claim, issue or matter therein. Permissive indemnification is to be made by a court of competent jurisdiction, the majority vote of a quorum of disinterested directors, the written opinion of independent counsel or by the shareholders.

     Kroll-O'Gara's Code of Regulations provides that Kroll-O'Gara shall indemnify such persons to the fullest extent permitted by law.

     Kroll-O'Gara maintains director and officer liability insurance which provides coverage against certain liabilities.

ITEM 21. EXHIBITS.

     (a) Exhibits. The list of Exhibits is set forth beginning on page E-1 of this Registration Statement and is incorporated by reference.

     (b) Financial Statement Schedules. All financial statement schedules are omitted due to the absence of conditions under which they are required or because the information is shown in the consolidated financial statements or notes thereto.

     (c) Reports, Opinions or Appraisals. The opinion of Jesup & Lamont Securities Corporation is filed as Appendix B to the Proxy Statement/Prospectus constituting part of this Registration Statement and is incorporated herein by reference.

ITEM 22. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     *(a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     *(g)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     *(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired therein, that was not the subject of and included in the Registration Statement when it became effective.
---------------
* Paragraph references correspond to those of Item 512 of Regulation S-K.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN NEW YORK, NEW YORK, AS OF THE 5TH DAY OF NOVEMBER, 1998.

                                            THE KROLL-O'GARA COMPANY

                                            BY:       /s/ JULES B. KROLL
                                              ----------------------------------
                                              Jules B. Kroll
                                              Chairman of the Board and Chief
                                              Executive Officer

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED AS OF THE 5TH DAY OF NOVEMBER, 1998.

                      SIGNATURE                                              TITLE
                      ---------                                              -----

/s/ JULES B. KROLL                                       Chairman of the Board and Chief Executive
-----------------------------------------------------      Officer (principal executive officer)
Jules B. Kroll

/s/ THOMAS M. O'GARA*                                    Vice Chairman of the Board
-----------------------------------------------------
Thomas M. O'Gara

/s/ WILFRED T. O'GARA*                                   Director
-----------------------------------------------------
Wilfred T. O'Gara

/s/ NAZZARENO E. PACIOTTI                                Chief Financial Officer
-----------------------------------------------------      (principal financial officer)
Nazzareno E. Paciotti

/s/ NICHOLAS P. CARPINELLO                               Controller and Treasurer
-----------------------------------------------------      (principal accounting officer)
Nicholas P. Carpinello

/s/ MICHAEL G. CHERKASKY *                               Director
-----------------------------------------------------
Michael G. Cherkasky

/s/ MARSHALL S. COGAN *                                  Director
-----------------------------------------------------
Marshall S. Cogan*

/s/ MICHAEL J. LENNON *                                  Director
-----------------------------------------------------
Michael J. Lennon

                                                         Director
-----------------------------------------------------
Raymond E. Mabus

/s/ HUGH E. PRICE *                                      Director
-----------------------------------------------------
Hugh E. Price

/s/ JERRY E. RITTER *                                    Director
-----------------------------------------------------
Jerry E. Ritter

/s/ WILLIAM S. SESSIONS *                                Director
-----------------------------------------------------
William S. Sessions

                                                         Director
-----------------------------------------------------
Howard I. Smith

* Pursuant to Power of Attorney

                 /s/ ABRAM S. GORDON
-----------------------------------------------------
Abram S. Gordon, Esq., Attorney-in-fact

                                LIST OF EXHIBITS

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
    2.1        Agreement and Plan of Merger by and among The Kroll-O'Gara
               Company, Kroll-O'Gara Oklahoma, Inc. and Laboratory
               Specialists of America, Inc. dated as of October 21, 1998
               (Appendix A to the Proxy Statement/Prospectus contained in this Registration Statement)
    3.1        Amended and Restated Articles of Incorporation of the
               Company (1)
    3.2        Code of Regulations of the Company (2)
    4.1        Note Purchase Agreement, dated as of May 30, 1997, between and among the Company, Connecticut General Life Insurance
               Company, Life Insurance Company of North America,
               Massachusetts Mutual Life Insurance Company, The Traveler's
               Insurance Company, and the Guardian Life Insurance Company
               of America (3)
    5.1        Opinion of Taft, Stettinius & Hollister LLP
    8.1        Form of Opinion of Kramer Levin Naftalis & Frankel LLP
    8.2        Form of Opinion of Dunn Swan & Cunningham
   10.1        Agreement to armor HMMWVs between the Company and the United
               States Army Tank and Automotive Command, dated May 12, 1994, as amended (2)
   10.2        Systems Technical Support Agreement between the Company and the United States Army, dated January 20, 1997 (4)
   10.3        Aircraft Lease between O'Gara-Hess & Eisenhardt Armoring
               Company and Longline Leasing, Inc. and Excel Armor Products,
               Inc., dated February 13, 1995, as amended (2)
   10.4        1996 Stock Option Plan, as amended (1)
   10.5        Employment Agreement between the Company and Thomas M.
               O'Gara, dated August 23, 1996 (2)
   10.6        Employment Agreement between the Company and Wilfred T.
               O'Gara, dated August 23, 1996 (2)
   10.7        Employment Agreement between the Company and Nicholas P.
               Carpinello, dated August 23, 1996 (2)
   10.8        Employment Agreement between O'Gara-Hess & Eisenhardt
               Armoring Company and Michael J. Lennon, dated August 23,
               1996 (2)
   10.9        License agreement between O'Gara Satellite Networks Limited and Morsviasputnik, dated March 21, 1995 (2)
   10.10       Plan and Agreement to Merge, dated as of August 8, 1997, by and among The O'Gara Company, VDE, Inc., Kroll Holdings,
               Inc. and Jules B. Kroll (7)
   10.11       Acquisition Agreement between the Company and Labbe, S.A., dated January 21, 1997 (5)
   10.12       Amended and Restated Loan Agreement, dated as of December 1,
               1997, between The O'Gara Company, O'Gara-Hess & Eisenhardt
               Armoring Company, Kroll Holdings, Inc., Kroll Associates,
               Inc. and KeyBank National Association (1)
   10.13       Supplemental Agreement Modification to acquire 360
               additional armored HMMWVs between United States Army Tank
               and Automotive Armaments Command and O'Gara-Hess &
               Eisenhardt Armoring Company, dated March 31, 1997 (6)
   10.14       Stock Option and Stockholders' Agreement, dated January 29,
               1996, among Kroll Holdings, Inc., Jules B. Kroll and Michael
               Cherkasky (7)
   10.15       Stock Option and Stockholders' Agreement, dated January 29,
               1996, among Kroll Holdings, Inc., Jules B. Kroll and
               Nazzareno E. Paciotti (7)
   10.16       AUI Retainer Agreement (7)
   10.17       Amended and restated lease of office space in New York, New
               York between Progress Partners and Kroll Associates, Inc.
               (7)
   10.18       Registration Rights Agreement, dated August 8, 1997, among
               Thomas M. O'Gara, Jules B. Kroll and the Company (7)

  EXHIBIT
    NO.                                DESCRIPTION
  -------                              -----------
   10.19       Registration Rights Agreement between American International
               Group, Inc. and the Company (1)
   10.20       Employment Agreement, dated October 17, 1997, between the
               Company and Jules B. Kroll (7)
   10.21       Employment Agreement, dated October 17, 1997, between the
               Company and Nazzareno E. Paciotti (7)
   10.22       Employment Agreement, dated October 17, 1997, between the
               Company and Abram S. Gordon (7)
   10.23       Amendment to Employment Agreement, dated October 17, 1997, between O'Gara-Hess & Eisenhardt Armoring Company and
               Michael J. Lennon (7)
   10.24       Amendment to Employment Agreement, dated October 17, 1997, between the Company and Thomas M. O'Gara (7)
   10.25       Amendment to Employment Agreement, dated October 17, 1997, between the Company and Wilfred T. O'Gara (7)
   10.26       Amendment to Employment Agreement, dated October 17, 1997, between the Company and Nicholas P. Carpinello (7)
   10.27       Form of Promissory Note between Jules B. Kroll and Kroll
               Associates (7)
   10.28       Supplemental Agreement Modifications to acquire 738
               additional armored HMMWVs between the United States Army
               Tank and Automotive Armaments Command and O'Gara-Hess &
               Eisenhardt Armoring Company, dated March 31, 1998 and April
               13, 1998 (8)
   10.29       Stock Purchase Agreement among The Kroll-O'Gara Company, The
               Kroll-O'Gara Canada Company, Kroll Associates, Inc. and the
               shareholders of Lindquist Avey MacDonald Baskerville Inc.
               and U.S. Holdings, Inc. dated June 1, 1998 (9)
   10.30       Agreement and Plan of Merger dated June 30, 1998 among The
               Kroll-O'Gara Company, Kroll-O'Gara Acquisition Co., Inc.,
               Kizorek, Inc. and William Kizorek (10)
   10.31       Amended and Restated Loan Agreement, dated October 30, 1998, among The Kroll-O'Gara Company, O'Gara-Hess & Eisenhardt
               Armoring Company, Kroll Holdings, Inc., Kroll Associates,
               Inc. and Keybank National Association
   21.1        Subsidiaries of the Company
   23.1        Consent of Taft, Stettinius & Hollister LLP (contained in
               Exhibit 5.1)
   23.2        Consent of Arthur Andersen LLP (as to The Kroll-O'Gara
               Company)
   23.3        Consent of Arthur Andersen LLP (as to Laboratory Specialists
               of America, Inc.)
   23.4        Consent of Deloitte & Touche LLP
   23.5        Consent of KPMG Peat Marwick LLP
   23.6        Consent of Crowe, Chizek and Company LLP
   23.7        Consent of Jesup & Lamont Securities Corporation
   23.8        Consent of Kramer Levin Naftalis & Frankel LLP
   23.9        Consent of Dunn Swan & Cunningham
   24.1        Power of Attorney

---------------

 (1) Filed as an Exhibit to the Company's Registration Statement on Form S-1, No. 333-48099 and incorporated herein by reference.

 (2) Filed as an Exhibit to the Company's Registration Statement on Form S-1, No. 333-11093 and incorporated herein by reference.

 (3) Filed as an Exhibit to the Company's Current Report on Form 8-K (Date of
     Report: May 30, 1997) and incorporated herein by reference.

 (4) Filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.

 (5) Filed as an Exhibit to the Company's Current Report on Form 8-K (Date of
     Report: February 12, 1997) and incorporated herein by reference.

 (6) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and incorporated herein by reference.

 (7) Filed as an exhibit to the Company's Registration Statement on Form S-4, No. 333-35845 and incorporated herein by reference.

 (8) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998 and incorporated herein by reference.

 (9) Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference.

(10) Filed as an Exhibit to the Company's Current Report on Form 8-K (Date of
     Report: September 1, 1998) and incorporated herein by reference.